# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
## FORM 10-K

(Mark One)

☒  **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2022**

OR

☐  **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

**Commission file number: 001-37390**



# Global Net Lease, Inc.
(Exact name of registrant as specified in its charter)

| **Maryland** | **45-2771978** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| **650 Fifth Ave., 30th Floor, New York, NY** | **10019** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(212) 415-6500**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbols | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.01 par value per share | GNL | New York Stock Exchange |
| 7.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share | GNL PR A | New York Stock Exchange |
| 6.875% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share | GNL PR B | New York Stock Exchange |
| Preferred Stock Purchase Rights | | New York Stock Exchange |

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒    No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $1.5 billion based on the closing sales price on the New York Stock Exchange as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter.

As of February 20, 2023, the registrant had 103,795,364 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be delivered to stockholders in connection with the registrant's 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. The registrant intends to file its proxy statement within 120 days after its fiscal year end.

# GLOBAL NET LEASE, INC.

## FORM 10-K
### Year Ended December 31, 2022

**Forward-Looking Statements**

Certain statements included in this Annual Report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Global Net Lease, Inc. ("we," "our" or "us"), Global Net Lease Advisors, LLC (the "Advisor") and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the results contemplated by the forward-looking statements. Some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements are set forth in "Risk Factors" (Part I, Item 1A of this Annual Report on Form 10-K), "Quantitative and Qualitative Disclosures about Market Risk" (Part II, Item 7A of this Annual Report on Form 10-K), and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Part II, Item 7 of this Annual Report on Form 10-K).

**Item 1. Business.**

**Overview**

We are an externally managed real estate investment trust for United States ("U.S.") federal income tax purposes ("REIT") that focuses on acquiring and managing a globally diversified portfolio of strategically-located commercial real estate properties, which are leased primarily to "Investment Grade" (defined below) tenants. We invest in commercial properties, with an emphasis on sale-leaseback transactions and mission-critical, single tenant net-lease assets.

As of December 31, 2022, we owned 309 properties consisting of 39.2 million rentable square feet, which were 98.0% leased, with a weighted-average remaining lease term of 8.0 years. Based on the percentage of rental income on a straight-line basis as of December 31, 2022, 65% of our properties were located in the U.S. and Canada and 35% of our properties were located in Europe. In addition, as of December 31, 2022, our portfolio was comprised of 56% industrial/distribution properties, 41% office properties and 3% retail properties. These percentages are calculated using straight-line rent converted from local currency into the U.S. Dollar ("USD") as of December 31, 2022. The straight-line rent includes amounts for tenant concessions.

**Investment Strategy**

We currently seek to:

- generate stable and consistent cash flows by acquiring properties, or entering into new leases, with long lease terms;

- acquire properties, or enter into new leases with, contractual rent escalations or inflation adjustments included in the lease terms; and

- enhance the diversity of our asset base by continuously evaluating opportunities in different geographic regions of the U.S., Canada, and Europe and leveraging the market presence of our Advisor.

In evaluating prospective investments, our Advisor considers relevant real estate and financial factors, including the location of the property, the leases and other agreements affecting it, the creditworthiness of its major tenants, its income producing capacity, its physical condition, its prospects for appreciation and liquidity, tax considerations and other factors. In this regard, the Advisor has substantial discretion with respect to the selection of specific investments, subject to board approval and any guidelines established by our board of directors. We may change our business strategy, including the assets we seek to acquire, in the absolute discretion of our board.

We may also originate or acquire first mortgage loans, mezzanine loans, preferred equity or securitized loans (secured by real estate) but do not currently own any of these asset types.

We own assets located in eleven different countries. As of December 31, 2022, we leased space to 138 different tenants doing business across 51 different industries. During the year ended December 31, 2022, the auto manufacturing and financial services industries each represented 12% of our portfolio's rental income on a straight-line basis. No other industry represented more than 10% of our portfolio's rental income on a straight-line basis. As of December 31, 2022, our portfolio was 98.0% occupied.

**Tenants and Leasing**

We focus on acquiring strategically located industrial and distribution facilities in the U.S. and strong sovereign debt rated countries in Europe. We continuously monitor improving or deteriorating credit quality for asset management opportunities which we review in-house using Moody's analytics. Our portfolio is leased to primarily "Investment Grade" rated tenants in well established markets in the U.S. and Europe. A total of 60.5% of our rental income on an annualized straight-line basis for leases in place as of December 31, 2022 was derived from Investment Grade rated tenants, comprised of 34.9% leased to tenants with an actual investment grade rating and 25.6% leased to tenants with an implied investment grade rating. "Investment Grade" for our purposes includes both actual investment grade ratings of the tenant or guarantor, if available, or implied investment grade. Implied investment grade may include actual ratings of the tenant parent, guarantor parent (regardless of whether or not the parent has guaranteed the tenant's obligation under the lease) or tenants that are identified as investment grade by using a proprietary Moody's analytical tool, which generates an implied rating by measuring an entity's probability of default. Ratings information is as of December 31, 2022.

As of December 31, 2022, our portfolio had a weighted-average remaining lease term of 8.0 years (based on square feet as of the last day of the applicable quarter), as compared to 8.3 years as of December 31, 2021. As of December 31, 2022, approximately 94.5% of our leases with our tenants contained rent escalation provisions that increase the cash rent that is due over time by an average cumulative increase of 1.2% per year. For additional information, see *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - "Inflation"* found later in this Annual Report on Form 10-K.

Our business is generally not seasonal.

**Acquisitions**

We leverage direct relationships with landlords and developers to generate high-quality global opportunities at what we believe to be better than market pricing. During the year ended December 31, 2022, we acquired three properties for $33.9 million, including capitalized acquisition costs. We utilize a well-defined investment strategy and rigorous underwriting process to identify and select high-quality net lease investment opportunities. We look for tenants with logistical and local advantages, strong operating performance, strong business financials, financial visibility, and corporate-level profitability.

**Financing Strategies and Policies**

We use various sources to fund our business including acquisitions and other investments as well as property and tenant improvements, leasing commissions and other working capital needs. In recent years, these sources have consisted of: (1) offerings of common and preferred stock; (2) property-level financing secured by the underlying property or properties; (3) draws on our senior unsecured multi-currency credit facility (the "Revolving Credit Facility,), and a senior unsecured term loan facility (the "Term Loan" and, together with the Revolving Credit Facility, the "Credit Facility") and (4) a private placement of $500.0 million aggregate principal amount of 3.75% Senior Notes due 2027 (the "Senior Notes"). We expect to incur additional indebtedness in the future and issue additional equity to fund our future needs including acquisitions. The form of our indebtedness will vary and could be long-term or short-term, secured or unsecured, or fixed-rate or floating rate. We will not enter into interest rate swaps or caps, or similar hedging transactions or derivative arrangements for speculative purposes, but have entered into, and expect to continue to enter into, these types of transactions in order to manage or mitigate our interest rate risk on variable rate debt. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources"* herein for further discussion

As noted above, our board may reevaluate and change our investment and financing policies in its sole discretion without a stockholder vote. Factors that we would consider when reevaluating or changing our investment and financing policies include among other things, current economic conditions, the relative cost and availability of debt and equity capital, our expected investment opportunities, and the ability of our investments to generate sufficient cash flow.

**Impact of the COVID-19 Pandemic**

To date the COVID-19 global pandemic has not significantly impacted our business. As of January 31, 2023, we have collected approximately 100% of the original cash rent due for the fourth quarter of 2022 across our entire portfolio. This was consistent with the first three quarters of 2022, in which we collected 100% of the original cash rent due in each quarter.

**Organizational Structure**

Substantially all of our business is conducted through Global Net Lease Operating Partnership, L.P. (the "OP"), a Delaware limited partnership, and its wholly-owned subsidiaries. Our Advisor manages our day-to-day business with the assistance of our property manager, Global Net Lease Properties, LLC (the "Property Manager"). Our Advisor and Property Manager are under common control with AR Global Investments, LLC ("AR Global") and these related parties receive compensation and fees for providing services to us. We also reimburse these entities for certain expenses they incur in providing these services to us.

**Tax Status**

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2013. We believe that, commencing with such taxable year, we have been organized and have operated in a manner so that we qualify for taxation as a REIT under the Code. We intend to continue to operate in such a manner to qualify for taxation as a REIT, but can provide no assurances that we will operate in a manner so as to remain qualified as a REIT. To continue to qualify for taxation as a REIT, we must distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with generally accepted accounting principles ("GAAP")), determined without regard for the deduction for dividends paid and excluding net capital gains, and must comply with a number of other organizational and operational requirements. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on the portion of our REIT taxable income that we distribute to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state, and local taxes on our income and properties, and federal income and excise taxes on our undistributed income.

In addition, our international assets and operations, including those owned through direct or indirect subsidiaries that are disregarded entities for U.S. federal income tax purposes, continue to be subject to taxation in the foreign jurisdictions where those assets are held or those operations are conducted.

**Competition**

The commercial real estate market is highly competitive. We compete for tenants in all of our markets based on various factors that include location, rental rates, security, suitability of the property's design for a tenant's needs and the manner in which the property is operated and marketed. The number of competing properties in a particular market could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties.

In addition, we compete for acquisitions with other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, sovereign wealth funds, mutual funds and other entities. Some of these competitors, including larger REITs, have greater financial resources than we have and generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants.

Competition from these and other third-party real estate investors may limit the number of suitable investment opportunities available to us and increase prices which will lower yields, making it more difficult for us to acquire new investments on attractive terms.

### Regulations - General

Our investments are subject to various federal, state, local and foreign laws, ordinances and regulations, including, among other things, the Americans with Disabilities Act of 1990, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments. These regulations have not and are not expected to have a material impact on our capital expenditures, competitive position, financial condition or results of operations.

### Regulations - Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments and foreign governments at various levels. Compliance with existing laws has not had a material adverse effect on our capital expenditures, competitive position, financial condition or results of operations, and management does not believe it will have such an impact in the current fiscal year. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future. As part of our efforts to mitigate these risks, we typically engage third parties to perform assessments of potential environmental risks when evaluating a new acquisition of property, and we frequently require sellers to address them before closing or obtain contractual protection (indemnities, cash reserves, letters of credit, or other instruments) from property sellers, tenants, a tenant's parent company, or another third party to address known or potential environmental issues.

### Employees and Human Capital Resources

As of December 31, 2022, we did not have any employees except for one person located in Europe that we directly employed to provide certain tax services. We have retained the Advisor pursuant to a long-term advisory contract to manage our affairs on a day-to-day basis. We have also entered into an agreement with our Property Manager to manages and leases our properties. The employees of the Advisor, Property Manager and their respective affiliates perform a full range of services for us, including acquisitions, property management, accounting, legal, asset management, investor relations and all general administrative services. The employees of the Advisor, Property Manager and their respective affiliates are also eligible to participate in our stock option plan and our employee and director incentive restricted share plan. We depend on the Advisor and the Property Manager for services that are essential to us. If the Advisor and the Property Manager were unable to provide these services to us, we would be required to provide these services ourselves or obtain them from other sources.

### Available Information

We electronically file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and proxy statements, with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials we file with the SEC at the SEC's Internet address at http://www.sec.gov. The website contains reports, proxy statements and information statements, and other information, which you may obtain free of charge. In addition, copies of our filings with the SEC may be obtained from our website at www.globalnetlease.com. Access to these filings is free of charge. We are not incorporating our website or any information from the website into this Form 10-K.

**Item 1A. Risk Factors**

*Set forth below are the risk factors that we believe are material to our investors and a summary thereof. The occurrence of any of the risks discussed in this Annual Report on Form 10-K could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends and they may also impact the trading price of our common and our preferred stock. The risk factors contained herein are not necessarily comprehensive and we may be subject to other risks.*

**Summary Risk Factors**

- We may be unable to acquire properties on advantageous terms or our property acquisitions may not perform as we expect.

- Our ability to continue implementing our growth strategy depends on our ability to access additional debt or equity financing on attractive terms, and there can be no assurance we will be able to so on favorable terms or at all.

- We face the uncertainties and costs associated with a proxy contest.

- Certain of the agreements governing our indebtedness may limit our ability to pay dividends on our common stock, $0.01 par value per share ("Common Stock"), our 7.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share ("Series A Preferred Stock"), our 6.875% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share ("Series B Preferred Stock"), or any other stock we may issue.

- If we are not able to generate sufficient cash from operations, we may have to reduce the amount of dividends we pay or identify other financing sources.

- Funding dividends from other sources such as borrowings, asset sales or equity issuances limits the amount we can use for property acquisitions, investments and other corporate purposes.

- Market and economic challenges experienced by the U.S. and global economies may adversely impact our operating results and financial condition.

- We are subject to risks associated with our international investments, including compliance with and changes in foreign laws and fluctuations in foreign currency exchange rates.

- Inflation and continuing increases in the inflation rate will have an adverse effect on our investments and results of operations.

- We are subject to risks associated with a pandemic, epidemic or outbreak of a contagious disease, such as the COVID-19 pandemic, including negative impacts on our tenants and their respective businesses.

- We depend on tenants for our rental revenue and, accordingly, our rental revenue depends upon the success and economic viability of our tenants. If a tenant or lease guarantor declares bankruptcy or becomes insolvent, we may be unable to collect balances due under relevant leases.

- Our tenants may not be diversified including by industry type or geographic location.

- In owning properties we may experience, among other things, unforeseen costs associated with complying with laws and regulations and other costs, potential difficulties selling properties and potential damages or losses resulting from climate change.

- We depend on the Advisor and Property Manager to provide us with executive officers, key personnel and all services required for us to conduct our operations.

- All of our executive officers face conflicts of interest, such as conflicts created by the terms of our agreements with the Advisor and compensation payable thereunder, conflicts allocating investment opportunities to us, and conflicts in allocating their time and attention to our matters. Conflicts that arise may not be resolved in our favor and could result in actions that are adverse to us.

- We have long-term agreements with our Advisor and its affiliates that may be terminated only in limited circumstances and may require us to pay a termination fee in some cases.

- We have substantial indebtedness and may be unable to repay, refinance, restructure or extend our indebtedness as it becomes due. Increases in interest rates could increase the amount of our debt payments. We may continue to incur additional indebtedness in the future.

- The stockholder rights plan adopted by our board of directors, our classified board and other aspects of our corporate structure and Maryland law may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

- Restrictions on share ownership contained in our charter may inhibit market activity in shares of our stock and restrict our business combination opportunities.

- We may fail to continue to qualify as a REIT.

## Risks Related to Our Properties and Operations

***We may be unable to enter into contracts for and complete property acquisitions on advantageous terms or our property acquisitions may not perform as we expect.***

Our goal is to grow through acquiring additional properties, including potentially multi-tenant properties, and pursuing our investment objective exposes us to numerous risks, including:

- competition from other real estate investors with significant capital resources;

- we may acquire properties that are not accretive;

- we may not successfully integrate, manage and lease the properties we acquire to meet our expectations or market conditions may result in future vacancies and lower-than expected rental rates;

- we may be unable to obtain debt financing or raise equity required to fund acquisitions on favorable terms, or at all;

- we may need to spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

- agreements to acquire properties are typically subject to customary conditions to closing that may or may not be completed, and we may spend significant time and money on potential acquisitions that we do not consummate;

- the process of acquiring or pursuing the acquisition of a new property may divert the attention of our management team from our existing business operations; and

- we may acquire properties without recourse, or with only limited recourse, for liabilities, whether known or unknown.

We rely upon our Advisor and the real estate professionals employed by affiliates of our Advisor to identify investments. There can be no assurance that our Advisor will be successful in doing so on financially attractive terms or that our objectives will be achieved. If our Advisor is unable to timely locate suitable investments, we may be unable to meet our investment objectives.

***Our ability to continue implementing our growth strategy depends on our ability to access capital from external sources, and there can be no assurance we will be able to so on favorable terms or at all.***

In order to meet our strategic goals, which include acquiring additional properties, we will need to access sources of capital beyond the cash we generate from our operations. Our access to capital depends, in part, on:

- general market conditions;

- the market's view of the quality of our assets;

- the market's perception of our growth potential;

- our current and expected debt levels;

- our current and expected future earnings;

- our current and expected cash flow and cash dividend payments; and

- market price per share of our Common Stock, Series A Preferred Stock, Series B Preferred Stock and any other class or series of equity security we may seek to issue.

We cannot assure you that we will be able to obtain debt financing or raise equity on terms favorable or acceptable to us or at all. If we are unable to do so, our ability to successfully pursue our strategy of growth through property acquisitions will be limited.

***If we are not able to increase the amount of cash we have available to pay dividends, we may have to reduce dividend payments or identify other financing sources to fund the payment of dividends at their current levels.***

We cannot guarantee that we will be able to pay dividends on a regular basis on our Common Stock, Series A Preferred Stock, Series B Preferred Stock or any other class or series of stock we may issue in the future. Decisions regarding the frequency and amount of any future dividends we pay on our Common Stock will remain at all times entirely at the discretion of our board of directors, which reserves the right to change our dividend policy at any time and for any reason. Any accrued and unpaid dividends payable with respect to our Series A Preferred Stock and Series B Preferred Stock must be paid upon redemption of those shares.

As noted herein, our debt agreements, including the indenture governing the Senior Notes and our Credit Facility, contain various covenants that limit our ability to pay dividends. For example, our Credit Facility prohibits us from paying distributions, including cash dividends payable on our Common Stock, Series A Preferred Stock, Series B Preferred Stock or any other class or series of stock we may issue in the future, or redeem or otherwise repurchase shares of any of these outstanding securities, or any other class or series of stock we may issue in the future, that exceed 100% of our Adjusted FFO as defined in the Credit Facility (which is different from the definition of AFFO disclosed in this Annual Report on Form 10-K) for any period of four consecutive fiscal quarters, except in limited circumstances, including that for one fiscal quarter in each calendar year, we may pay cash dividends and other distributions and make redemptions and other repurchases in an aggregate amount equal to no more than 105% of our Adjusted FFO. We have used this exception in the past and may need to do so in the future.

Our ability to pay dividends in the future and comply with the restrictions on the payment of dividends depends on our ability to operate profitably and to generate sufficient cash flows from the operations of our existing properties and any properties we may acquire. In the past, the lenders under our Credit Facility have consented to increase the maximum amount of our Adjusted FFO we may use to pay cash dividends and other distributions and make redemptions and other repurchases in certain periods. There can be no assurance that they will do so again in the future if we need to do so.

Our cash flows provided by operations were $181.8 million for the year ended December 31, 2022. During this period, we paid total dividends of $187.5 million, including payments to holders of our Common Stock, Series A Preferred Stock, Series B Preferred Stock and distributions to holders of LTIP Units. In prior periods, we have funded a larger portion of the amounts required to fund the dividends we pay from cash on hand, consisting of proceeds from borrowings, and we may need to do so in the future.

If we are not able to generate sufficient cash from operations, we may have to reduce the amount of dividends we pay or identify other financing sources. There can be no assurance that other sources will be available on favorable terms, or at all. Funding dividends from other sources such as borrowings, asset sales or equity issuances limits the amount we can use for property acquisitions, investments and other corporate purposes.

***Market and economic challenges experienced by the U.S. and global economies may adversely impact our operating results and financial condition.***

Our business may be affected by market and economic challenges experienced by the U.S. and global economies. These conditions may materially affect the commercial real estate industry, the businesses of our tenants and the value and performance of our properties and the availability or the terms of financing that we may utilize, among other things. Challenging economic conditions may also impact the ability of certain of our tenants to enter into new leasing transactions or satisfy rental payments under existing leases.

Our operating results and value of our properties are subject to risks generally incident to the ownership of real estate, including:

- changes in general, economic or local conditions;
- changes in supply of or demand for similar or competing properties in an area;
- changes in interest rates and availability of mortgage financing on favorable terms, or at all;
- changes in tax, real estate, environmental and zoning laws;
- the possibility that one or more of our tenants will be unable to pay their rental obligations;
- decreased demand for our properties due to among other things, significant job losses that occur or may occur in the future, resulting in lower rents and occupancy levels;
- an increase in the number of bankruptcies or insolvency proceedings of our tenants and lease guarantors, which could delay or preclude our efforts to collect rent and any past due balances under the relevant leases;
- widening credit spreads as investors demand higher risk premiums, resulting in lenders increasing the cost for debt financing;
- reduction in the amount of capital that is available to finance real estate, which, in turn, could lead to a decline in real estate values generally, slow real estate transaction activity, a reduction in the loan-to-value ratio upon which lenders are willing to lend, and difficulty refinancing our debt;
- a decrease in the market value of our properties, which may limit our ability to obtain debt financing
- a need for us to establish significant provisions for losses or impairments;
- reduction in the value and liquidity of our short-term investments and increased volatility in market rates for such investments; and
- reduced cash flows from our operations due to changing exchange rates impacting conditions from our operations in continental Europe, the United Kingdom and Canada.

*We are subject to additional risks from our international investments.*

Based on the percentage of annualized rental income on a straight-line basis as of December 31, 2022, 35% of our properties were located in Europe, primarily in the United Kingdom, The Netherlands, Finland, France, Germany, and the Channel Islands, and 65% of our properties were located in the U.S. and Canada. These investments may be affected by factors peculiar to the laws and business practices of the jurisdictions in which the properties are located. These laws and business practices may expose us to risks that are different from and in addition to those commonly found in the U.S. Foreign investments pose several risks, including the following:

- the burden of complying with a wide variety of foreign laws;

- changing governmental rules and policies, including changes in land use and zoning laws, more stringent environmental laws or changes in such laws;

- existing or new laws relating to the foreign ownership of real property or loans and laws restricting the ability of foreign persons or companies to remove profits earned from activities within the country to the person's or company's country of origin;

- the potential for expropriation;

- possible currency transfer restrictions;

- imposition of adverse or confiscatory taxes;

- changes in real estate and other tax rates and changes in other operating expenses in particular countries;

- possible challenges to the anticipated tax treatment of the structures that allow us to acquire and hold investments;

- adverse market conditions caused by terrorism, civil unrest and changes in national or local governmental or economic conditions;

- the willingness of domestic or foreign lenders to make loans in certain countries and changes in the availability, cost and terms of loan funds resulting from varying national economic policies;

- general political and economic instability in certain regions;

- the potential difficulty of enforcing obligations in other countries; and

- the Advisor's limited experience and expertise in foreign countries relative to its experience and expertise in the U.S.

*Geopolitical instability due to the ongoing military conflict between Russia and Ukraine may further adversely impact the U.S., European and global economies.*

On February 24, 2022, Russian troops invaded Ukraine starting a military conflict, the length and breadth of which remains unpredictable. Coupled with existing supply disruptions and changes in Federal Reserve policies on interest rates, the conflict has likely exacerbated, and may continue to exacerbate, inflation and lead to continued volatility in commodity prices, credit and capital markets, as well as supply chain disruptions.

Additionally, the U.S., the European Union, and other countries, as well as other public and private actors and companies have imposed sanctions and other penalties on Russia including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas and coal. These sanctions, as well as restrictions on oil imports from Russia, have caused and may continue to cause supply disruptions in the oil and gas markets and could continue to cause significant increases in energy prices, which could have a material effect on inflation and may trigger a recession in the U.S. and Europe, among other areas. These factors may result in the weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants, particularly tenants in our European properties who may be impacted the most by these factors due to the enhanced possibility of a general economic slowdown in Europe, which would adversely impact their ability to pay rents as they come due. As a result, our financial condition and results of operations may be negatively affected since our revenue is largely dependent on the success and economic viability of our tenants.

These and other sanctions that may be imposed as well as the ongoing conflict could further adversely affect the global economy and financial markets and cause further instability, negatively impacting liquidity in the capital markets and potentially making it more difficult for us to access additional debt or equity financing on attractive terms in the future.

In addition, the U.S. government has warned of the potential for Russian cyberattacks. The risk of Russian cyberattacks may also create market volatility and economic uncertainty particularly if these attacks occur and spread to a broad array of countries and networks.

*Investments in properties or other real estate investments outside the U.S. subject us to foreign currency risk.*

Investments we make outside the U.S. are generally subject to foreign currency risk due to fluctuations in exchange rates between foreign currencies and the USD. Revenues generated from properties or other real estate investments located in foreign countries are generally denominated in the local currency but reflected as USD on our consolidated financial statements. As of December 31, 2022, we had $1.2 billion ($665.3 million, £261.6 million and €245.4 million) of gross mortgage notes payable.

Further, as of December 31, 2022, we had $670.0 million ($287.0 million, £57.0 million, €267.1 million and C$38.0 million) in outstanding debt under the Revolving Credit Facility.

We may continue to borrow in foreign currencies when purchasing properties located outside the Unites States, including draws under our Revolving Credit Facility. Changes in exchange rates of any of these foreign currencies to USD may affect our revenues, operating margins and the amount of cash generated by these properties and the amount of cash we have available to pay dividends. We are generally a net receiver of these foreign currencies (we receive more cash than we pay out), and therefore our results of operations of our foreign properties benefit from a weaker USD, and are adversely affected by a stronger USD, relative to the foreign currency. Any positive impact to revenue from tenants in prior years from a weaker USD may not continue in the future. Changes to exchange rates have affected and may continue to affect the book value of our assets and the amount of stockholders' equity.

Changes in foreign currency exchange rates may impact the value of our assets. These changes may adversely affect our status as a REIT. Foreign exchange rates may be influenced by many factors, including:

- changing supply and demand for a particular currency;
- the prevailing interest rates in one country as compared to another country;
- monetary policies of governments (including exchange control programs, restrictions on local exchanges or markets and limitations on foreign investment in a country or an investment by residents of a country in other countries);
- trade restrictions and other factors that could lead to changes in balances of payments and trade; and
- currency devaluations and revaluations.

Also, governments from time to time intervene in the currency markets, directly and by regulation, in order to influence exchange rates. These events and actions are unpredictable.

We have used and may continue to use foreign currency derivatives, including options, currency forward and cross currency swap agreements, to manage a portion of our exposure to fluctuations in GBP-USD and EUR-USD exchange rates, but there can be no assurance our hedging strategy will be successful. If we fail to effectively hedge our currency exposure, or if we experience other losses related to our exposure to foreign currencies, our operating results could be negatively impacted and cash flows could be reduced.

***We are subject to risks associated with proxy contests and other actions of activist stockholders.***

On October 24, 2022, Blackwells Onshore I LLC ("Blackwells Onshore") (together with its affiliates, "Blackwells") delivered a purported notice of intent to nominate two candidates for election to our board of directors at the 2023 annual meeting of stockholders (the "2023 Annual Meeting") and to submit six non-binding proposals at the 2023 Annual Meeting. We have advised Blackwells that its notice did not satisfy the requirements for notice of these matters set forth in our bylaws and that we intend to exclude them from being considered at the 2023 Annual Meeting. Blalckwells subsequently filed a preliminary proxy statement with the SEC relating to the solicitation of our shareholders in favor of its purported nominees and proposals.

We and Blackwells have each filed complaints related to the purported nominations and proposals and related matters. While the outcome of this ongoing litigation is uncertain, the court may require use to consider Blackwell's nominees and proposals at the 2023 Annual Meeting. The litigation could also be costly, time consuming and distracting.

In addition, a proxy contest, unsolicited takeover or other form of stockholder activism or related activities on the part of Blackwells or another stockholder, including in the event that we are required to consider Blackwells' nominees and proposals at the 2023 Annual Meeting, could adversely affect our business for a number of reasons, including, without limitation, the following:

- responding to proxy contests and other actions by activist stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our Advisor;
- stockholder activism or actual or potential changes to the composition of our board of directors may lead to the perception of a change in the direction of our business, instability or lack of continuity, which may be exploited by our competitors, cause concern to current or potential sellers of properties, clients and financing sources. If potential or existing sellers of properties, clients or financing sources choose to delay, defer or reduce transactions with us or transact with our competitors instead of us because of any such issues, then our results of operations could be adversely affected;
- we may suffer damage to our reputation or brand by way of actions taken or statements made by outside constituents, including activist investors and shareholder advisory firms, which could adversely affect the trading price of our securities; and
- if the nominees advanced by an activist stockholder were to be elected to our board of directors with a specific agenda, it could adversely affect our ability to effectively and timely run our business or to realize long-term value from our assets, and this could in turn have an adverse effect on our business and on our results of operations and financial condition.

Proxy contests and related litigation may also cause our stock price to experience periods of volatility based upon temporary or speculative market perceptions or other factors that do not necessarily reflect our underlying fundamental and prospects.

***We are subject to risks associated with a pandemic, epidemic or outbreak of a contagious disease, such as the COVID-19 pandemic, which has caused severe disruptions in the U.S., and global economy.***

The COVID-19 pandemic has had, and may continue to have, and another pandemic in the future could have, repercussions across many sectors and areas of the global economy and financial markets, leading to significant adverse impacts on economic activity as well as significant volatility and negative pressure in financial markets.

The impact of the COVID-19 pandemic evolved rapidly. In many states and cities where our tenants operate their businesses and where our properties are located, "shelter-in-place" or "stay-at-home" orders were issued by local, state and federal authorities for much of 2020 and the early part of 2021 and social distancing measures that resulted in closure and limitations on the operations of many businesses impacted a number of our tenants although our business has not been significantly impacted. Although most of these measures have been lifted, they may be reinstated in the future in response to COVID-19 or other pandemics, endemics or other health emergencies. Further, COVID-19 impacted, and will likely continue to impact in-person commerce which has and may continue to impact the revenues generated by our tenants which may further impact their ability to pay their rent to us when due.

Additionally, a continuing or permanent impact on the business of our tenants could make it difficult for us to renew or re-lease our properties at rental rates equal to or above historical rates. We could also incur more significant re-leasing costs, and the re-leasing process could take longer. In addition, there has been a shift away from in-person work environments to remote or hybrid work environments which has had an adverse effect on the overall demand for office space including in our portfolio.

***Reliance on major tenants make us more susceptible to adverse events with respect to those tenants.***

The value of our investment in real estate assets is historically driven by the credit quality of the underlying tenant, and an adverse change in a major tenant's financial condition or a decline in the credit rating of such tenant may result in a decline in the value of our investments. We had one tenant that accounted for approximately 5% of our consolidated annualized rental income on a straight-line basis as of December 31, 2022. No other single tenant accounted for 5% or more of our consolidated annualized rental income on a straight-line basis as of December 31, 2022, this may change in the future.

***A high concentration of our properties in a particular geographic area magnifies the effects of downturns in that geographic area and could have a disproportionate adverse effect on the value of our investments and results of operations.***

As of December 31, 2022, the following countries and states accounted for 5% or more of our consolidated annualized rental income on a straight-line basis:

| Country | December 31, 2022 |
|---|---|
| **European Countries:** | |
| United Kingdom | 17% |
| Other European Countries | 18% |
| Total European Countries | 35% |
| **United States and Canada:** | |
| Michigan | 16% |
| Texas | 7% |
| Ohio | 6% |
| Other States and Canada | 36% |
| Total United States and Canada | 65% |
| Total | 100% |

Likewise, a high concentration of our tenants in a similar industry magnifies the effects of downturns in that industry and would have a disproportionate adverse effect on the value of investments and results of operations.

If tenants of our properties are concentrated in a certain industry category, any adverse effect to that industry generally would have a disproportionately adverse effect on our portfolio. As of December 31, 2022, the following industries had concentrations of properties accounting for 5.0% or more of our consolidated annualized rental income on a straight-line basis:

| Industry | December 31, 2022 |
|---|---|
| Auto Manufacturing | 12% |
| Financial Services | 12% |
| Consumer Goods | 6% |
| Healthcare | 6% |
| Technology | 5% |

Any adverse situation that disproportionately affects the industries listed above may have a magnified adverse effect on our portfolio.

***Brexit and other events that create, or give the impression they could create, economic or political instability in Europe could adversely affect us.***

On January 31, 2020, the United Kingdom ("UK") ended its membership in the European Union ("EU") referred to as Brexit. Following the termination of a transition period, the UK and the EU entered into a trade and cooperation agreement to govern the future relationship between the parties, which was provisionally applied as of January 1, 2021 and entered into force on May 1, 2021 following ratification by the EU. This agreement is untested and may continue to result in ongoing political and economic uncertainty and periods of exacerbated volatility in both the UK and in wider European and global markets for some time. The longer term economic, legal, political and social implications of Brexit are unclear. This mid- to long-term uncertainty could cause volatility in currency exchange rates, interest rates, and in EU, UK or worldwide political, regulatory, economic or market conditions. This could contribute to instability in political institutions, regulatory agencies, and financial markets and may impact our properties and operations in these markets in unforeseen ways. In particular, currency volatility could mean that our returns are adversely affected by market movements and could make it more difficult, or more expensive, for us to execute currency hedges. Potential decline in the value of the GBP or the Euro against other currencies, along with the potential further downgrading of the UK's sovereign credit rating, could also have an impact on the performance of our properties and operations in the UK or Europe.

***The inability of a tenant in single-tenant properties to pay rent will materially reduce our revenues.***

Presently, substantially all of our properties are occupied by single tenants and, therefore, the success of our investments is materially dependent on the financial stability of these individual tenants. Many of our single tenant leases require that certain property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs (other than, in certain circumstances structural repairs, such as repairs to the foundation, exterior walls and rooftops) including increases with respect thereto, be paid, or reimbursed to us, by our tenants. A default of any tenant on its lease payments to us would cause us to lose the revenue from the property and potentially increase our expenses and cause us to have to find an alternative source of revenue to fund related debt payment and prevent a foreclosure if the property is subject to a mortgage. We may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment including potentially leasing the property to a new tenant. If a lease is terminated, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. A default by a tenant, the failure of a guarantor to fulfill its obligations or other premature termination of a lease, or a tenant's election not to extend a lease upon its expiration, could have an adverse effect.

***Single-tenant properties may be difficult to sell or re-lease.***

If a lease for one of our single-tenant properties is terminated or not renewed or, in the case of a mortgage loan, if we take possession through a foreclosure action, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant or sell the property. Some of our properties are "special use single-tenant properties" that may be relatively illiquid compared to other types of real estate and financial assets limiting our ability to quickly change our portfolio in response to changes in economic or other conditions.

***A sale-leaseback transaction may be recharacterized in a tenant's bankruptcy proceeding.***

We have entered and may continue to enter into sale-leaseback transactions, in which we purchase a property and then lease the same property back to the seller, who then becomes a tenant. In a bankruptcy of a tenant, a transaction structured as a sale-leaseback may be recharacterized as either a financing or a joint venture, either one of which may negatively impact us. If the transaction was recharacterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule. If confirmed by the bankruptcy court, we would be bound by the new terms. If the transaction was recharacterized as a joint venture, we would be treated as a joint venture partner with our tenant changing the nature of our legal relationship regarding the property. We could, for example, be held liable, under some circumstances, for debts incurred by the tenant relating to the property.

***If a tenant or lease guarantor declares bankruptcy or becomes insolvent, we may be unable to collect balances due under relevant leases.***

Any of our tenants, or any guarantor of a tenant's lease obligations, could become insolvent or be subject to a bankruptcy proceeding pursuant to Title 11 of the United States Code. A bankruptcy filing of our tenants or any guarantor of a tenant's lease obligations in the United States would result in a stay of all efforts by us to collect pre-bankruptcy debts from these entities or their assets, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be required to be paid currently. If a lease is assumed by the tenant, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would only have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid as of the date of the bankruptcy filing (post-bankruptcy rent would be payable in full). This claim could be paid only if funds were available, and then only in the same percentage as that realized on other unsecured claims. There is no assurance the debtor in possession or bankruptcy trustee will assume the lease in a bankruptcy proceeding.

Highly leveraged tenants that experience downturns in their operating results due to adverse changes to their business may have a higher probability of filing for bankruptcy or insolvency. In bankruptcy or insolvency proceedings in the United States, a tenant may have the option of vacating a property instead of paying rent reducing our revenues and limiting our options until the impacted property is released from the bankruptcy or insolvency proceeding.

A bankruptcy could delay efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums and may decrease or eliminate rental payments from the impacted tenant reducing our cash flow.

For any foreign tenant or lease guarantor, the tenant or lease guarantor could become insolvent or be subject to an insolvency or bankruptcy proceeding pursuant to a foreign jurisdiction instead of Title 11 of the United States Code. The effect of the insolvency or bankruptcy proceeding on us will depend in each case on the relevant jurisdiction and its own insolvency regime or code but in all events we will face difficulties in collecting amounts owed to us with respect to the applicable lease under these circumstances.

***The credit profile of our tenants may create a higher risk of lease defaults and therefore lower revenues.***

Based on annualized rental income on a straight-line basis as of December 31, 2022, 40% of our tenants were not evaluated or ranked by credit rating agencies, or were ranked below "investment grade," which, for our purposes, includes both actual investment grade ratings of the tenant and "implied investment grade rating," which includes ratings of the tenant's parent (regardless of whether the parent has guaranteed the tenant's obligation under the lease) or lease guarantor. The term "parent" for these purposes includes any entity, including any governmental entity owning more than 50% of the voting stock of the tenant. Implied Investment Grade ratings are also determined using a proprietary Moody's analytical tool, which compares the risk metrics of the non-rated company to those of a company with an actual rating. Leases with certain of these tenants may therefore pose a higher risk of default than would long-term leases with tenants who have actual investment grade ratings.

***Long-term leases may result in income lower than short term leases.***

We generally seek to enter into long-term leases with our tenants. As of December 31, 2022, 18% of our annualized rental income on a straight-line basis was generated from net leases, with remaining lease term of more than ten years. Leases of long duration, or with renewal options that specify a maximum rate increase, may not result in fair market lease rates over time if we do not accurately judge the potential for increases in market rental rates.

As of December 31, 2022, 5.5% of our annualized rental income on a straight-line basis was generated from leases that do not contain any rent escalation provisions, which impacts our ability to cover increased operating costs at properties with these leases. Further, properties leased subject to long term leases at below market rental rates will be less attractive to potential buyers, which could affect our ability to sell the property at an advantageous price.

***Properties may have vacancies for a significant period.***

A property may have vacancies either due to tenant defaults or the expiration of leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for things such as dividends. In addition, because the market value of a property depends principally on the cash generated by the property, the resale value of a property with prolonged vacancies could decline significantly.

***We generally obtain only limited warranties when we purchase a property and would therefore have only limited recourse if our due diligence did not identify any issues that lower the value of our property.***

We have acquired, and may continue to acquire, properties in "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements we entered into may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from that property.

***We may be unable to secure funds for future tenant improvements or capital needs, which could impact the value of the applicable property or our ability to lease the applicable property on favorable terms.***

If a tenant does not renew its lease or otherwise vacate its space, we likely will be required to expend substantial funds to improve and refurbish the vacated space. In addition, we will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops, even if our leases with tenants require tenants to pay routine property maintenance costs. We may have to obtain financing from sources such as borrowings, property sales or future equity offerings to fund these capital requirements. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, the value of the applicable property or our ability to lease space at the applicable property on favorable terms could be adversely impacted.

***We may be unable to sell a property when we desire to do so.***

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. In addition, we may not have funds available to correct defects or make improvements that are necessary or desirable before the sale of a property. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. In addition, as a REIT, our ability to sell properties that have been held for less than two years is limited as any gain recognized on the sale or other disposition of such property could be subject to the 100% prohibited transaction tax, as discussed in more detail below.

***We have acquired or financed, and may continue to acquire or finance, properties with lock-out provisions which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.***

Lock-out provisions, such as the provisions contained in certain mortgage loans we have entered into, could materially restrict our ability to sell or otherwise dispose of or refinance properties, including by requiring a yield maintenance premium to be paid in connection with prepaying principal upon a sale or disposition. Lock-out provisions may also prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could also impair our ability to take other actions during the lock-out period that may otherwise be in the best interests of our stockholders. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control. Payment of yield maintenance premiums in connection with dispositions or refinancings could adversely affect our cash flow.

***Rising expenses could reduce cash flow.***

The properties that we own or may acquire are subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to fund these expenses. Property expense may increase because of changes in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. Renewals of leases or future leases may not be negotiated on that basis, in which event we may have to pay these costs. If we are unable to lease properties on a triple-net-lease basis or on a basis requiring the tenants to pay all or some expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay these costs which would, among other things, limit the amount of funds we have available for other purposes, including to pay dividends or fund future acquisitions.

***Real estate-related taxes may increase and if these increases are not passed on to tenants, our cash flow will be reduced.***

Some local real property tax assessors may seek to reassess a property that we acquire, and, from time to time, our property taxes may increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. There is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will adversely affect the cash flow generated by the impacted property.

***Our properties and our tenants may face competition that may affect tenants' ability to pay rent.***

Our properties typically are, and we expect properties we acquire in the future will be, located in developed areas. Therefore, there are and will be numerous other properties within the market area of each of our properties that will compete with us for tenants. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in locations competitive with our properties, causing increased competition for customer traffic and creditworthy tenants. Tenants may also face competition from such properties if they are leased to tenants in a similar industry. For example, as of December 31, 2022, 3% of our properties, based on annualized rental income on a straight-line basis, were retail properties. Our retail tenants face competition from numerous retail channels such as discount or value retailers, factory outlet centers and wholesale clubs as well as from alternative retail channels, such as mail order catalogs and operators, television shopping networks and the internet. Competition that we face from other properties within our market areas, and competition our tenants face from tenants in such properties could result in decreased cash flow from tenants and may require us to make capital improvements to maintain competitiveness.

***We may incur significant costs to comply with governmental laws and regulations, including those related to environmental matters.***

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations, and various foreign laws and regulations, relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Environmental laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate them, may adversely affect our ability to sell, rent or pledge a property as collateral for future borrowings.

Some of these laws and regulations have been amended to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance.

State and federal laws, and various foreign laws and regulations, in this area are constantly evolving, and we monitor these laws and take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of most properties that we acquire; however, we do not obtain an independent third-party environmental assessment for every property we acquire. In addition, any assessment that we do obtain may not reveal all environmental liabilities or reveal that a prior owner of a property created a material environmental condition unknown to us. We may incur significant costs to defend against claims of liability, comply with environmental regulatory requirements, remediate any contaminated property, or pay personal injury claims.

***Damage from catastrophic weather and other natural events and climate change could result in losses to us.***

Certain of our properties are located in areas that may experience catastrophic weather and other natural events from time to time, including hurricanes or other severe weather, flooding, fires, snow or ice storms, windstorms or, earthquakes. These adverse weather and natural events could cause substantial damages or losses to our properties which could exceed our insurance coverage. In the event of a loss in excess of insured limits, we could lose our capital invested in the affected property, as well as anticipated future revenue from that property. We could also continue to be obligated to repay any mortgage indebtedness or other obligations related to the property.

To the extent that significant changes in the climate occur, we may experience extreme weather and changes in precipitation and temperature and rising sea levels, all of which may result in physical damage to or a decrease in demand for properties located in these areas or affected by these conditions. Should the impact of climate change be material in nature, including destruction of our properties, or occur for lengthy periods of time, our cash flow may be adversely affected.

Growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas ("GHG") emissions and climate change issues. Legislation to regulate GHG emissions has periodically been introduced in the U.S. Congress, and there has been a wide-ranging policy debate, both in the U.S. and internationally, regarding the impact of these gases and possible means for their regulation. Federal, state or foreign legislation or regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties or to protect them from the consequence of climate change, and could also result in increased compliance costs or additional operating restrictions that could adversely impact the businesses of our tenants and their ability to pay rent.

***If we sell properties by providing financing to purchasers, we will be exposed to defaults by the purchasers.***

In some instances, we may sell our properties by providing financing to purchasers. If we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash flow. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years.

***We may incur a material amount of costs associated with complying with the Americans with Disabilities Act.***

Our domestic properties must also comply with the Americans with Disabilities Act of 1990 ("Disabilities Act"). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. A determination that a property does not comply with the Disabilities Act could result in liability for both governmental fines and damages. If we are required to make unanticipated major modifications to any of our properties to comply with the Disabilities Act which are determined not to be the responsibility of our tenants, we could incur unanticipated expenses that could be material in amount.

***Actual or threatened terrorist attacks and other acts of violence, civilian unrest, or war may affect the markets in which we operate our business and our profitability.***

We own and acquire real estate assets located in major metropolitan areas as well as densely populated sub-markets that are susceptible to terrorist attack. In addition, any actual or threatened terrorist activity or violent criminal acts, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses) could have a negative effect on our business. These events may directly impact the value of our assets and our results of operations through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. The Terrorism Risk Insurance Act, which was designed for a sharing of terrorism losses between insurance companies and the federal government, will expire on December 31, 2027, and there can be no assurance that Congress will act to renew or replace it.

More generally, any terrorist attack, other act of violence or war, including armed conflicts, could result in increased volatility in, or damage to, the worldwide financial markets and economy. Increased economic volatility could adversely affect us and our properties.

***Inflation and continuing increases in the inflation rate may have an adverse effect on our investments and results of operations.***

Increases in the rate of inflation, both real and anticipated may impact our investments and results of operations. Inflation could erode the value of long-term leases that do not contain indexed escalation provisions, or contain fixed annual rent escalation provisions that are at rates lower than the rate of inflation, and increase expenses including those that cannot be passed through under our leases. Increased inflation could also increase our general and administrative expenses and, as a result of an increase in market interest rates in response to higher than anticipated inflation rate, increase our mortgage and other debt interest costs, and these costs have and could continue to increase at a rate higher than any rent increases. An increase in our expenses or expenses paid or incurred by our Advisor or its affiliates that are reimbursed by us pursuant to the advisory agreement, or a failure of revenues to increase at least with inflation could adversely impact our results of operations. Certain of our leases for properties located in foreign countries are only adjusted upward to fair market value only once every five years or contain capped indexed escalation provisions. Approximately 63.4% of our leases, based on straight line rent, are fixed-rate increase averaging 1.7%, 25.9% are based on the Consumer Price Index, subject to certain caps, 5.2% are based on other measures, and 5.5% do not contain any escalation provisions.

We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions, or those leases which have escalations at rates which do not exceed or approximate current inflation rates, as was the case during 2022. However, our net leases require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation. Future leases may not even contain escalation provisions and these provisions may not be sufficient to protect our revenues or expenses from the adverse effects of inflation. In addition, increased operating costs paid by our tenants could have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' ability to pay rent owed to us or property expenses to be paid, or reimbursed to us, by our tenants.

Conversely, unusually low inflation can cause deflation, or an outright decline in prices. Deflation can lead to a negative cycle where consumers delay purchases in anticipation of lower prices, causing businesses to stop hiring and postpone investments as sales weaken. Deflation would have a serious impact on economic growth and may adversely affect the financial condition of our tenants and the rental rates at which we renew or enter into leases.

***We depend on the Advisor and Property Manager to provide us with executive officers, key personnel and all services required for us to conduct our operations and our operating performance may be impacted by any adverse changes in the financial health or reputation of the Advisor.***

Personnel and services that we require are provided to us under contracts with the Advisor and its affiliate, the Property Manager. We depend on the Advisor, any entities it may engage with our approval, and the Property Manager to manage our operations and to acquire and manage our portfolio of real estate assets. We have one employee based in Europe who provides tax services for us.

Our success depends to a significant degree upon the contributions of our executive officers and other key personnel of the Advisor and its affiliates including James L. Nelson, our chief executive officer and a member of our board of directors and Christopher J. Masterson, our chief financial officer. Except for the agreement between Mr. Nelson and AR Global, neither our Advisor nor any of its affiliates has an employment agreement with these key personnel and we cannot guarantee that all, or any particular one, of these individuals will remain employed by the Advisor or one of its affiliates and otherwise available to continue to perform services for us. If any of our key personnel were to cease their affiliation with the Advisor, our operating results, business and prospects could suffer. Further, we do not maintain key person life insurance on any person. We believe that our success depends, in large part, upon the ability of the Advisor to hire, retain or contract services of highly skilled managerial, operational and marketing personnel. Competition for skilled personnel is intense, and there can be no assurance that the Advisor will be successful in attracting and retaining skilled personnel. If the Advisor loses or is unable to obtain the services of skilled personnel due to, among other things, an overall labor shortage, lack of skilled labor, increased turnover or labor inflation, caused by COVID-19 or as a result of other general macroeconomic factors the Advisor's ability to manage our business and implement our investment strategies could be delayed or hindered.

Any adverse changes in the financial condition or financial health of, or our relationship with, the Advisor or its affiliates, including any change resulting from an adverse outcome in any litigation could hinder their ability to successfully manage our operations and our investments. Additionally, changes in ownership or management practices, the occurrence of adverse events affecting the Advisor or its affiliates or other companies advised by the Advisor and its affiliates could create adverse publicity and adversely affect us and our relationship with lenders, tenants or counterparties.

***We may terminate the agreements with our Advisor and Property Manager in only limited circumstances, and may have to pay a termination fee in some cases.***

We have limited rights to terminate the Advisor. The initial term of the advisory agreement expires on June 1, 2035, but is automatically renewed upon expiration for consecutive five-year terms unless notice of termination is provided by either party 365 days in advance of the expiration of the term. Further, we may terminate the agreement only under limited circumstances. If we terminate the agreement based on a change in control of us or the Advisor's failure to meet performance standards as set forth in the agreement, we would be required to pay a termination fee that could be equal to up to two and a half times the compensation we paid the Advisor in the previous year, plus expenses in the case of a termination in connection with a change of control. The termination fee would be equal to 50% of the change of control fee if we terminated the agreement due to the Advisor's failure to cure a performance issue. We may only terminate the property management and leasing agreement with the Property Manager by giving 12 months prior notice. The limited termination rights contained in the advisory agreement and the notice requirement in the property management and leasing agreements may make it difficult for us to renegotiate the terms of either agreement or replace the Advisor or Property Manager even if the terms of the relevant agreement are no longer consistent with the terms generally available to externally-managed REITs for similar services or terminating these parties is otherwise in our best interest.

***Our business and operations could suffer if our Advisor or any other party that provides us with services essential to our operations experiences system failures or cyber incidents or a deficiency in cybersecurity.***

The internal information technology networks and related systems of our Advisor and other parties that provide us with services essential to our operations are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may also incur additional costs to remedy damages caused by these disruptions.

As reliance on technology has increased, so have the risks posed to those systems. Our Advisor and other parties that provide us with services essential to our operations must continuously monitor and develop their networks and information technology to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses, and social engineering, such as phishing. Our Advisor and other parties that provide us with services are continuously working including with the aid of third party service providers, to install new, and to upgrade existing, network and information technology systems, to create processes for risk assessment, testing, prioritization, remediation, risk acceptance, and reporting, and to provide awareness training around phishing, malware and other cyber risks to ensure they provide us with services essential to our operations are protected against cyber risks and security breaches and that we are also therefore so protected. However, these upgrades, processes, new technology and training may not be sufficient to protect us from all risks. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques and technologies used in attempted attacks and intrusions evolve and generally are not recognized until launched against a target. In some cases, attempted attacks and intrusions are designed not to be detected and, in fact, may not be detected.

The remediation costs and lost revenues experienced by a subject of an intentional cyberattack or other event which results in unauthorized third party access to systems to disrupt operations, corrupt data or steal confidential information may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems, including reputational harm, loss of revenues and litigation, caused by any breaches. Additionally, any failure to adequately protect against unauthorized or unlawful processing of personal data, or to take appropriate action in cases of infringement may result in significant penalties under privacy law.

Furthermore, a security breach or other significant disruption involving the information technology networks and related systems of our Advisor or any other party that provides us with services essential to our operations could:

- result in misstated financial reports, violations of loan covenants, missed reporting or permitting deadlines;
- affect our ability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;
- result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information (including information about tenants), which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;
- result in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space;
- require significant management attention and resources to remedy any damages that result;
- subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or
- adversely impact our reputation among our tenants and investors generally.

There can be no assurance that the measures adopted by our Advisor and other parties that provide us with services essential to our operations will be sufficient, and any material adverse effect experienced by our Advisor and other parties that provide us with services essential to our operations could, in turn have an adverse impact on us.

***We may acquire or originate commercial real estate debt or invest in commercial real estate-related securities which would expose us to additional risks.***

We may in the future acquire or originate mortgage debt loans, mezzanine loans, preferred equity or securitized loans, CMBS, preferred equity and other higher-yielding structured debt and equity investments. Doing so would expose us not only to the risks and uncertainties we are currently exposed to through our direct investments in real estate but also to additional risks and uncertainties attendant to investing in and holding these types of investments, such as:

- risk of defaults by borrowers in paying debt service on outstanding indebtedness and to other impairments of our loans and investments;
- increased competition from entities engaged in mortgage lending and, or investing in our target assets;
- deterioration in the performance of properties securing our investments may cause deterioration in the performance of our investments and, potentially, principal losses to us;
- fluctuations in interest rates and credit spreads could reduce our ability to generate income on our loans and other investments;
- difficulty in redeploying the proceeds from repayments of our existing loans and investments;
- the illiquidity of certain of these investments;
- lack of control over certain of our loans and investments;
- the potential need to foreclose on certain of the loans we originate or acquire, which could result in losses additional risks, including the risks of the securitization process, posed by investments in CMBS and other similar structured finance investments, as well as those we structure, sponsor or arrange; use of leverage may create a mismatch with the duration and interest rate of the investments that we financing;
- risks related to the operating performance or trading price volatility of any publicly-traded and private companies primarily engaged in real estate businesses we invest in; and
- the need to structure, select and more closely monitor our investments such that we continue to maintain our qualification as a REIT and our exemption from registration under the Investment Company Act of 1940, as amended.

**Risks Related to our Indebtedness**

*We have substantial indebtedness and we will have the ability to incur significant additional indebtedness and other liabilities.*

As of December 31, 2022, we had $2.4 billion of total indebtedness outstanding, including $1.2 billion of secured indebtedness, $670.0 million outstanding under the Revolving Credit Facility, and $500.0 million of our Senior Notes. Approximately $249.5 million of our debt matures in 2023. We had availability to borrow an additional $89.0 million, under our Revolving Credit Facility as of December 31, 2022. Our high level of indebtedness may have the following important consequences to us including:

- requiring us to dedicate a substantial portion of our cash flow to make principal and interest payments on our indebtedness, thereby reducing our cash flow available to fund working capital, capital expenditures and other general corporate purposes;
- requiring us to maintain certain debt coverage and other financial ratios at specified levels, thereby reducing our financial flexibility;
- making it more difficult for us to satisfy our financial obligations, including servicing our debt obligations;
- increasing our vulnerability to general adverse economic and industry conditions or a downturn in our business;
- exposing us to increases in interest rates for our variable rate debt;
- limiting, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds on favorable terms or at all to expand our business or ease liquidity constraints;
- limiting our ability to refinance all or a portion of our indebtedness on or before maturity on the same or more favorable terms or at all;
- limiting our flexibility in planning for, or reacting to, changes in our business and our industry;
- placing us at a competitive disadvantage relative to competitors that have less indebtedness, particularly in making future acquisitions;
- limiting our ability to enter into transactions that may otherwise be in our interest, including mergers or other combinations;
- increasing our risk of property losses as the result of foreclosure actions initiated by lenders under our secured debt obligations;
- requiring us to dispose of one or more of our properties at disadvantageous prices in order to service our indebtedness or to raise funds to pay such indebtedness at maturity; and
- resulting in an event of default if we fail to pay our debt obligations when due or fail to comply with the financial and other restrictive covenants contained in the agreements governing our debt obligations which event of default could result in all of our debt becoming immediately due and payable and could permit certain of our lenders to foreclose on our assets securing the debt.

We may increase our leverage further depending on market conditions and property acquisitions. We may, for example, issue additional notes in the future and may add to or refinance existing mortgage debt or indebtedness under our Credit Facility, which may result in a higher level of indebtedness.

*We may be unable to service our indebtedness.*

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our future financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control. Our business may fail to generate sufficient cash flow from operations or future borrowings may be unavailable to us under the Credit Facility or from other sources in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt. We may be unable to refinance any of our debt, including the Credit Facility or the Senior Notes, on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as asset sales, equity issuances or negotiations with our lenders to restructure the applicable debt. The Credit Facility and the indenture governing the Senior Notes restrict, and market or business conditions may limit, our ability to take some or all of these actions. Any restructuring or refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. In addition, the Credit Facility and the indenture governing the Senior Notes permit us to incur additional debt, including secured debt, and the amount of additional indebtedness incurred could be substantial.

We have incurred, and may continue to incur, indebtedness, including indebtedness secured by our properties. A total of $249.5 million of our indebtedness matures in calendar year 2023. The indebtedness maturing in calendar year 2023 bears interest at a weighted rate of 2.8% per annum as of December 31, 2022. Interest rates have increased considerably in the last twelve months and may continue to increase. For example, the interest rate on borrowings under the Credit Facility increased from 2.7% as of December 31, 2021 to 4.6% as of December 31, 2022. The interest rate on any indebtedness we refinance will likely be higher than the rate on the maturing indebtedness. There is no assurance that well will be able to refinance any of our indebtedness as it comes due, especially indebtedness secured by mortgages, on favorable terms, or at all. Increases in interest rates or changes in underwriting standards imposed by lenders may require us to use either cash on hand or raise additional equity to repay or refinance any indebtedness or for that matter to incur new indebtedness. If we are unable to repay or refinance any indebtedness secured by mortgages, we lose the mortgaged property in a foreclosure action.

We have incurred, and may continue to incur, variable-rate debt. As of December 31, 2022, a total of 30% of our indebtedness bore interest at variable rates which averaged 4.4% on a weighted average basis as of December 31, 2022. Increases in interest rates on our variable-rate debt or any new indebtedness we incur either as part of a refinancing or a new property acquisition would increase our interest cost. If we need to repay existing debt during periods of rising interest rates, we may need to post additional collateral or sell one or more of our investments in properties even though we would not otherwise choose to do so.

*Changes in the debt markets could have a material adverse impact on our earnings and financial condition.*

The domestic and international commercial real estate debt markets are subject to volatility, resulting in, from time to time, the tightening of underwriting standards by lenders and credit rating agencies and reductions in the availability of financing. We may also face a heightened level of interest rate risk as the U.S. Federal Reserve Board and the European Central Bank have begun tapering their respective quantitative easing programs. The U.S. Federal Reserve Board has been increasing interest rates, throughout 2022 and expects to do the same in 2023. Likewise, the Bank of England and the European Central Bank have been increasing interest rates. All of these actions will likely lead to increases in our borrowing costs. If our overall cost of borrowings increases, either due to increases in the index rates or due to increases in lender spreads, we will need to factor such increases into pricing and projected returns for any future acquisitions. This may result in future acquisitions generating lower overall economic returns. Volatility in the debt markets may negatively impact our ability to borrow monies to finance the purchase of, or other activities related to, our real estate assets.

If we are unable to borrow monies on terms and conditions that we find acceptable, our ability to purchase properties or, meet other capital requirements may be limited, and the return on the properties we own may be lower. In addition, we may find it difficult, costly or impossible to refinance maturing indebtedness.

Furthermore, the state of the debt markets could have an impact on the overall amount of capital being invested in real estate, which may result in price or value decreases of real estate assets which could negatively impact the value of our assets, and the price of assets which we sell.

*Covenants in our debt agreements restrict our activities and could adversely affect our business.*

Our debt agreements, including the indenture governing the Senior Notes and the credit agreement governing the Credit Facility, contain various covenants that limit our ability and the ability of our subsidiaries to engage in various transactions including, as applicable:

- incurring or guaranteeing additional secured and unsecured debt;
- creating liens on our assets;
- making investments or other restricted payments;
- entering into transactions with affiliates;
- creating restrictions on the ability of our subsidiaries to pay dividends or other amounts to us;
- selling assets;
- making optional prepayments of indebtedness during a payment default or an event of default under the Credit Facility;
- effecting a consolidation or merger or selling all or substantially all of our assets; and
- amending certain material agreements, including material leases and debt agreements.

These covenants limit our operating flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, the Credit Facility requires us to comply with financial maintenance covenants, consisting of a maximum debt to asset value ratio, a minimum fixed charge coverage ratio, a maximum unencumbered leverage ratio, a minimum debt service coverage ratio, a maximum secured debt to asset value ratio, a maximum secured recourse debt to asset value ratio, and a minimum consolidated tangible net worth test. We also are required to maintain total unencumbered assets of at least 150% of our unsecured indebtedness under the indenture governing the Senior Notes. Our ability to meet these requirements may be affected by events beyond our control, and we may not meet these requirements. We may be unable to maintain compliance with these covenants and, if we fail to do so, we may be unable to obtain waivers from the lenders or indenture trustee, as applicable, or amend the covenants.

A breach of any of the covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming due and payable, either automatically or after an election to accelerate by the required percentage of the holders of the indebtedness or by an agent for the holders of the indebtedness. This, in turn, could cause our other debt, including the Senior Notes and the Credit Facility, to become due and payable as a result of cross-default or cross-acceleration provisions contained in the agreements governing the other debt and permit certain of our lenders to foreclose on our assets, if any, that secure this debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance our debt.

***We may not have the funds necessary to finance the repurchase of the Senior Notes in connection with a change of control offer required by the indenture governing the Senior Notes.***

Upon the occurrence of a "Change of Control Triggering Event" defined in the indenture governing the Senior Notes, we are required to make an offer to repurchase all outstanding Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest on the Senior Notes, if any, but not including, the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time we are required to make this offer. In addition, restrictions under future debt we may incur, may not allow us to repurchase the Senior Notes upon a Change of Control Triggering Event, and we expect that a change in control will result in an event of default under the Credit Facility, which could result in such debt becoming immediately due and payable and the commitments thereunder terminated. If we could not refinance such senior debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the Senior Notes, which would constitute an event of default under the indenture governing the Senior Notes, which in turn would constitute a default under our Credit Facility. In addition, certain important corporate events, such as leveraged recapitalization that would increase the level of our indebtedness, would not constitute a "Change of Control" under the indenture governing the Senior Notes although these types of transactions could affect our capital structure or credit ratings and the holders of the Senior Notes. Further, courts interpreting change of control provisions under New York law (which is the governing law of the indenture governing the Senior Notes) have not provided clear and consistent meanings of change of control provisions which leads to subjective judicial interpretation of what may constitute a "Change of Control." The "Change of Control Triggering Event" may impact the willingness of a third party to seek or engage in a "Change of Control" transaction with us.

***A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.***

Any rating assigned to debt securities that we or our OP issues could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any lowering of the ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

**Risks Related to Conflicts of Interest**

***The Advisor faces conflicts of interest relating to the purchase and leasing of properties, and these conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.***

We rely on the Advisor and the executive officers and other key real estate professionals at the Advisor to identify suitable investment opportunities for us. Several of these individuals are also the key real estate professionals at AR Global and other entities advised by affiliates of AR Global. Many investment opportunities that are suitable for us may also be suitable for other entities advised by affiliates of AR Global. For example, The Necessity Retail REIT, Inc. or "RTL," an entity advised by an affiliate of our Advisor seeks, like us, to invest in sale-leaseback transactions involving single tenant net-leased commercial properties, in the U.S. An investment opportunity allocation agreement to which we and RTL are parties states that we will be given first opportunity to acquire office or industrial properties, and RTL will have the first opportunity to acquire one or more domestic retail or distribution properties with a lease duration of ten years or more. However, there can be no assurance the executive officers and real estate professionals at our Advisor or its affiliates will not direct attractive investment opportunities for which we do not have contractual priority to RTL, or other entities advised by affiliates of AR Global.

We and other entities advised by affiliates of AR Global also rely on these executive officers and other real estate professionals to supervise the property management and leasing of properties. These individuals, as well as AR Global, as an entity are not prohibited from engaging, directly or indirectly, in any business or from possessing interests in other businesses and ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments.

***The Advisor faces conflicts of interest relating to joint ventures, which could result in a disproportionate benefit to the other venture partners at our expense.***

We may enter into joint ventures with other entities advised by affiliates of AR Global. The Advisor may have conflicts of interest in determining which entity advised by affiliates of AR Global enters into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, the Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer and in managing the joint venture. Due to the role of the Advisor and its affiliates, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceeds the percentage of our investment in the joint venture.

***Our officers and directors face conflicts of interest related to the positions they hold with related parties.***

Certain of our executive officers, including James Nelson, chief executive officer and president, and Christopher Masterson, chief financial officer, treasurer and secretary, also are officers of the Advisor and the Property Manager. Mr. Masterson also serves as the chief financial officer and treasurer of American Strategic Investment Co., an entity for which an affiliate of AR Global, serves as its advisor and property manager. Certain of our directors also are directors of other REITs advised by affiliates of AR Global. All of these individuals owe duties to these other entities which may conflict with the duties that they owe to us.

These conflicting duties could result in actions or inactions that are detrimental to our business. Conflicts with our business and interests are most likely to arise from involvement in activities related to: (a) the allocation of new investments and management time and services between us and the other entities; (b) compensation to the Advisor and its affiliates, including the Property Manager; (c) our purchase of properties from, or sale of properties, to entities advised by or affiliated with AR Global; (d) development of our properties by affiliates of AR Global; and (e) investments with affiliates of the Advisor.

Moreover, involvement in the management of multiple REITs by certain of the key personnel of the Advisor may significantly reduce the amount of time they are able to spend on activities related to us, which may cause our operating results to suffer.

***The Advisor faces conflicts of interest relating to the structure of the compensation it may receive.***

Under the advisory agreement, the Advisor is entitled to substantial minimum compensation regardless of performance as well as incentive compensation if certain thresholds are achieved. The variable portion of the base management fee payable to the Advisor under the advisory agreement increases proportionately with the cumulative net proceeds from the issuance of common, preferred or other forms of equity by us. Furthermore, the Advisor may earn additional LTIP Units if certain performance conditions are met over a three-year performance period under a multi-year outperformance agreement entered into with the Advisor. The arrangements may result in the Advisor taking actions or recommending investments that are riskier or more speculative absent these compensation arrangements. In addition, the fees and other compensation payable to the Advisor reduce the cash available for investment or other corporate purposes.

## Risks Related to Our Corporate Structure, Common Stock and Preferred Stock

***The trading prices of our Common Stock and preferred stock may fluctuate significantly.***

The trading prices of shares of our Common Stock, Series A Preferred Stock and Series B Preferred Stock may be volatile and subject to significant price and volume fluctuation in response to market and other factors, many of which are outside our control. Among the factors that could affect these trading prices are:

- our financial condition, including the level of our indebtedness and performance;

- our ability to grow through property acquisitions, the terms, and pace of any acquisitions, we may make and the availability and terms of financing for those acquisitions;

- the financial condition of our tenants, including tenant bankruptcies or defaults;

- actual or anticipated quarterly fluctuations in our operating results and financial condition;

- the amount and frequency of dividends that we pay;

- additional sales of equity securities, including our Common Stock, Series A Preferred Stock or Series B Preferred Stock, or the perception that additional sales may occur;

- the reputation of REITs and real estate investments generally and the attractiveness of REIT equity securities in comparison to other equity securities, and fixed income debt securities;

- our reputation and the reputation of AR Global and its affiliates or other entities advised by AR Global and its affiliates;

- uncertainty and volatility in the equity and credit markets;

- increases in interest rates and fluctuations in exchange rates;

- inflation and continuing increases in the inflation rate;

- changes in revenue or earnings estimates, if any, or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;

- failure to meet analyst revenue or earnings estimates;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- the extent of investment in our securities by institutional investors;

- the extent of short-selling of our securities;

- general financial and economic market conditions and, in particular, developments related to market conditions for REITs and other real estate related companies;

- failure to maintain our REIT status;

- changes in tax laws;

- domestic and international economic factors unrelated to our performance; and

- all other risk factors addressed elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2022.

Moreover, although shares of both the Series A Preferred Stock and Series B Preferred Stock are listed on the New York Stock Exchange ("NYSE"), there can be no assurance that the trading volume for these shares will provide sufficient liquidity for holders to sell their shares at the time of their choosing or that the trading price for shares will equal or exceed the price paid for the shares. Because the shares of our preferred stock have a fixed dividend rate, their respective trading prices in the secondary market will be influenced by changes in interest rates and will tend to move inversely to changes in interest rates. In particular, an increase in market interest rates may result in higher yields on other financial instruments and may lead purchasers of our preferred stock to demand a higher yield on their investment, which could adversely affect the market price of shares of those securities. An increase in interest rates available to investors could also make an investment in our Common Stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our Common Stock.

***We depend on our OP and its subsidiaries for cash flow and are structurally subordinated in right of payment to the obligations of our OP and its subsidiaries.***

We conduct, and intend to continue conducting, all of our business operations through our OP and accordingly, we rely on distributions from our OP and its subsidiaries to provide cash to pay our obligations. There is no assurance that our OP or its subsidiaries will be able to, or be permitted to, pay distributions to us that will enable us to pay dividends to our stockholders and meet our other obligations. Each subsidiary of the OP's is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from these entities. In addition, any claims we may have will be structurally subordinated to all existing and future liabilities and obligations of our OP and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our OP and its subsidiaries will be available to satisfy the claims of our creditors or to pay dividends to our stockholders only after all the liabilities and obligations of our OP and its subsidiaries have been paid in full.

***We may issue additional equity securities in the future thereby diluting the holdings of existing stockholders.***

Holders of our Common Stock do not have preemptive rights to any shares issued by us in the future. Our charter authorizes us to issue up to 280 million shares of stock, consisting of 250 million shares of common stock, par value $0.01 per share and 30 million shares of preferred stock, par value $0.01 per share. As of December 31, 2022, we had the following stock issued and outstanding: (i) 104,141,899 shares of Common Stock, (ii) 6,799,467 shares of Series A Preferred Stock, and (iii) 4,695,887 shares of Series B Preferred Stock. The Series A Preferred Stock ranks on parity with Series B Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding-up. Subject to the approval rights of holders of our Series A Preferred Stock and Series B Preferred Stock regarding authorization or issuance of equity securities ranking senior to the Series A Preferred Stock and Series B Preferred Stock, our board of directors, without approval of our common stockholders, may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock, or the number of authorized shares of any class or series of stock, or may classify or reclassify any unissued shares into the classes or series of stock without obtaining stockholder approval and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the stock.

All of our authorized but unissued shares of stock may be issued in the discretion of our board of directors. The issuance of additional shares of our Common Stock could dilute the interests of the holders of our Common Stock, and any issuance of shares of preferred stock senior to our Common Stock, such as our Series A Preferred Stock and Series B Preferred Stock, or any incurrence of additional indebtedness, could affect our ability to pay dividends on our Common Stock. The issuance of additional shares of preferred stock ranking equal or senior to our Series A Preferred Stock and Series B Preferred Stock, including preferred stock convertible into shares of our Common Stock, could dilute the interests of the holders of Common Stock, Series A Preferred Stock and Series B Preferred Stock, and any issuance of shares of preferred stock senior to our Series A Preferred Stock and Series B Preferred Stock or incurrence of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Stock and Series B Preferred Stock. These issuances could also adversely affect the trading price of our Common Stock, our Series A Preferred Stock and Series B Preferred Stock.

We may issue shares of our Common Stock or Series B Preferred Stock or another series of preferred stock pursuant to our existing at-the-market programs or any similar future program as well as in other public or private offerings, including shelf offerings, and shares of our Common Stock issued as awards to our officers, directors and other eligible persons, pursuant to the advisory agreement in payment of fees thereunder, or in connection with the Advisor earning LTIP Units pursuant to our outperformance plan. We may also issue OP Units to sellers of properties we acquire. OP Units may be redeemed on a one for one basis for, at our election, a share of Common Stock or the cash equivalent thereof.

Because our decision to issue equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.

**_The limit on the number of shares a person may own may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders._**

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% in value of the aggregate of the outstanding shares of our stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of our stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might provide a premium price for holders of our Common Stock.

**_The terms of our Series A Preferred Stock and Series B Preferred Stock, and the terms other preferred stock we may issue, may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders._**

The change of control conversion and redemption features of our Series A Preferred Stock and Series B Preferred Stock may make it more difficult for a party to acquire us or discourage a party from seeking to acquire us. Upon the occurrence of a change of control, holders of Series A Preferred Stock and Series B Preferred Stock will, under certain circumstances, have the right to convert some of or all their shares of Series A Preferred Stock and Series B Preferred Stock into shares of our Common Stock (or equivalent value of alternative consideration) and under these circumstances we will also have a special optional redemption right to redeem shares of Series A Preferred Stock and Series B Preferred Stock. These features of our Series A Preferred Stock and Series B Preferred Stock may have the effect of discouraging a third party from seeking to acquire us or of delaying, deferring or preventing a change of control under circumstances that otherwise could provide the holders of our Common Stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests. We may also issue other classes or series of preferred stock that could also have the same effect.

**_We have a classified board, which may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders._**

Our board of directors is divided into three classes of directors. At each annual meeting, directors of one class are elected to serve until the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify. The classification of our board of directors may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might result in a premium price for our stockholders.

**_The stockholder rights plan adopted by our board of directors may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders._**

Our board of directors has adopted a stockholder rights plan and authorized a dividend of one preferred share purchase right for each outstanding share of our Common Stock. These rights are scheduled to expire on April 8, 2024 but could be extended by our board. If a person or entity, together with its affiliates and associates, acquires beneficial ownership of 4.9% or more of our then outstanding Common Stock, subject to certain exceptions, each right would entitle its holder (other than the acquirer, its affiliates and associates) to purchase a fraction of a share of our Series C Preferred Stock, $0.01 par value per share. In addition, under certain circumstances, we may exchange the rights (other than rights beneficially owned by the acquirer, its affiliates and associates), in whole or in part, for shares of Common Stock on a one-for-one basis. The stockholder rights plan could make it more difficult for a third party to acquire us or a large block of our Common Stock without the approval of our board of directors, which may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

***Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired and may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.***

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include, but are not limited, to a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The business combination statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has exempted any business combination involving the Advisor or any affiliate of the Advisor. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and the Advisor or any affiliate of the Advisor. As a result, the Advisor and any affiliate of the Advisor may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

***Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders.***

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, is the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, other than actions arising under federal securities laws; (b) any Internal Corporate Claim, as such term is defined in the Maryland General Corporation Law (the "MGCL"), or any successor provision thereof, including, without limitation, (i) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders or (ii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL, our charter or our bylaws; or (c) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Our bylaws also provide that unless we consent in writing, none of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland and the federal district courts are, to the fullest extent permitted by law, the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that the stockholder believes is favorable. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving these matters in other jurisdictions.

***Maryland law limits the ability of a third-party to buy a large stake in us and exercise voting power in electing directors, which may discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.***

The Maryland Control Share Acquisition Act provides that holders of "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A "control share acquisition" means the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

***Certain provisions in our bylaws and agreements may deter, delay or prevent a change in our control.***

Provisions contained in our bylaws may deter, delay or prevent a change in control of our board of directors, including, for example, provisions requiring qualifications for an individual to serve as a director and a requirement that certain of our directors be "Managing Directors" and other directors be "Independent Directors," as defined in our governing documents. As changes occur in the marketplace for corporate governance policies, the provisions may change, be removed, or new ones may be added.

***We indemnify our officers, directors, the Advisor and its affiliates against claims or liability they may become subject to due to their service to us, and our rights and the rights of our stockholders to recover claims against our officers, directors, the Advisor and its affiliates are limited.***

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation's best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, subject to certain limitations set forth therein or under Maryland law, our charter provides that no director or officer will be liable to us or our stockholders for monetary damages and permits us to indemnify our directors and officers from liability and advance certain expenses to them in connection with claims or liability they may become subject to due to their service to us, and we are not restricted from indemnifying our Advisor or its affiliates on a similar basis. We have entered into indemnification agreements consistent with Maryland law and our charter with our directors and officers, certain former directors and officers, the Advisor and AR Global. We and our stockholders may have more limited rights against our directors, officers, employees and agents, and the Advisor and its affiliates, than might otherwise exist under common law, which could reduce the recovery of our stockholders and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or the Advisor and its affiliates in some cases. Subject to conditions and exceptions, we also indemnify our Advisor and its affiliates from losses arising in the performance of their duties under the advisory agreement and have agreed to advance certain expenses to them in connection with claims or liability they may become subject to due to their service to us.

## U.S. Federal Income Tax Risks

***Our failure to remain qualified as a REIT would subject us to U.S. federal income tax and potentially state and local tax.***

We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2013 and intend to operate in a manner that will allow us to continue to qualify as a REIT for U.S. federal income tax purposes. However, we may terminate our REIT qualification inadvertently, or if our board of directors determines that doing so is in our best interests. Our qualification as a REIT depends upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. We have structured and intend to continue structuring our activities in a manner designed to satisfy all the requirements to qualify as a REIT. However, the REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, any opinion of our counsel, including tax counsel, as to our eligibility to remain qualified as a REIT is not binding on the Internal Revenue Service (the "IRS") and is not a guarantee that we will continue to qualify as a REIT. Accordingly, we cannot be certain that we will be successful in operating so that we can remain qualified as a REIT. Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income or quarterly asset requirements also depends on our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, if certain of our operations were to be recharacterized by the IRS, such recharacterization would jeopardize our ability to satisfy all requirements for qualification as a REIT. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to continue to qualify as a REIT for any taxable year, and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at the corporate rate. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lose our REIT qualification.

Losing our REIT qualification would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, amounts paid to stockholders that are treated as dividends for U.S. federal income tax purposes would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If we lose our REIT qualification, we might be required to borrow funds or liquidate some investments in order to pay the applicable taxes.

***Even as a REIT, in certain circumstances, we may incur tax liabilities that would reduce our cash available for distribution to our stockholders.***

Even as a REIT, we may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are "dealer" properties sold by a REIT and that do not meet a safe harbor available under the Code (a "prohibited transaction" under the Code) will be subject to a 100% tax. We may not make sufficient distributions to avoid excise taxes applicable to REITs. Similarly, if we were to fail an income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect), we would be subject to tax on the income that does not meet the income test requirements. We also may decide to retain net capital gains we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and seek a refund of such tax. We also will be subject to corporate tax on any undistributed REIT taxable income. We also may be subject to state and local taxes on our income or property, including franchise, payroll and transfer taxes, either directly or at the level of the OP or at the level of the other companies through which we indirectly own our assets, such as any taxable REIT subsidiaries ("TRSs"), which are subject to full U.S. federal, state, local and foreign corporate-level income taxes. Any taxes we pay directly or indirectly will reduce our cash flow.

***To qualify as a REIT, we must meet annual distribution requirements, which may force us to forgo otherwise attractive opportunities or borrow funds during unfavorable market conditions. This could delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.***

In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. We will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we make with respect to any calendar year are less than the sum of (a) 85% of our ordinary income, (b) 95% of our capital gain net income and (c) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. Although we intend to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings while we qualify as a REIT, it is possible that we might not always be able to do so.

***Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.***

We will use commercially reasonable efforts to structure any sale-leaseback transaction we enter into so that the lease will be characterized as a "true lease" for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, the IRS may challenge this characterization. In the event that any sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to the property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to continue to satisfy the REIT qualification "asset tests" or "income tests" and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

***Certain of our business activities are potentially subject to the prohibited transaction tax.***

For so long as we qualify as a REIT, our ability to dispose of property during the first few years following acquisition may be restricted to a substantial extent as a result of our REIT qualification. Under applicable provisions of the Code regarding prohibited transactions by REITs, while we qualify as a REIT and provided we do not meet a safe harbor available under the Code, we will be subject to a 100% penalty tax on the net income from the sale or other disposition of any property (other than foreclosure property) that we own, directly or indirectly through any subsidiary entity, including the OP, but generally excluding TRSs, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. We intend to avoid the 100% prohibited transaction tax by (a) conducting activities that may otherwise be considered prohibited transactions through a TRS (but such TRS will incur corporate rate income taxes with respect to any income or gain recognized by it), (b) conducting our operations in such a manner so that no sale or other disposition of an asset we own, directly or indirectly through any subsidiary, will be treated as a prohibited transaction, and (c) structuring certain dispositions of our properties to comply with the requirements of the prohibited transaction safe harbor available under the Code for properties that, among other requirements, have been held for at least two years. Despite our present intention, no assurance can be given that any particular property we own, directly or through any subsidiary entity, including the OP, but generally excluding TRSs, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

***TRSs are subject to corporate-level taxes and our dealings with TRSs may be subject to a 100% excise tax.***

A REIT may own up to 100% of the stock of one or more TRSs. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% (25% for our taxable years beginning prior to January 1, 2018) of the gross value of a REIT's assets may consist of stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross income from operations pursuant to management contracts. Accordingly, we may use one or more TRSs generally to hold properties for sale in the ordinary course of a trade or business or to hold assets or conduct activities that we cannot conduct directly as a REIT. A TRS is subject to applicable U.S. federal, state, local, and foreign income tax on its taxable income, as well as limitations on the deductibility of its interest expenses. In addition, the Code imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

***If the OP failed to qualify as a partnership or is not otherwise disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.***

If the IRS were to successfully challenge the status of the OP as a partnership or disregarded entity for U.S. federal income tax purposes, the OP would be taxable as a corporation. In such event this would reduce the amount of distributions that the OP could make to us. This also would result in our failing to qualify as a REIT, and we would become subject to a corporate-level tax on our income. This substantially would reduce our cash available to pay dividends and other distributions to our stockholders. In addition, if any of the partnerships or limited liability companies through which the OP owns its properties, in whole or in part, loses its characterization as a partnership and is otherwise not disregarded for U.S. federal income tax purposes, the partnership or limited liability company would be subject to taxation as a corporation, thereby reducing distributions to the OP. Such a recharacterization of an underlying property owner could also threaten our ability to maintain our REIT qualification.

***We may choose to make distributions in shares of our Common Stock, in which case our stockholders may be required to pay U.S. federal income taxes in excess of the cash portion of distributions they receive.***

In connection with our qualification as a REIT, we are required to distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order to satisfy this requirement, as much as 80% of the distribution may be in shares of our Common Stock. Taxable stockholders receiving such distributions will be required to include the full amount of such distributions as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, U.S. stockholders may be required to pay U.S. federal income taxes with respect to such distributions in excess of the cash portion of the distribution received.

Accordingly, U.S. stockholders receiving a distribution of shares of our Common Stock may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a U.S. stockholder sells the shares it receives as part of the distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of the shares at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distribution, including in respect of all or a portion of such distribution that is payable in stock, by withholding or disposing of part of the shares included in such distribution and using the proceeds of such disposition to satisfy the withholding tax imposed. In addition, if a significant number of our stockholders determine to sell shares of our Common Stock in order to pay taxes owed on dividend income, such sale may put downward pressure on the market price of our Common Stock.

***The taxation of distributions can be complex; however, distributions to stockholders that are treated as dividends for U.S. federal income tax purposes generally will be taxable as ordinary income, which may reduce our stockholders' after-tax anticipated return from an investment in us.***

Amounts that we pay to our taxable stockholders out of current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be treated as dividends for U.S. federal income tax purposes and will be taxable as ordinary income. Noncorporate stockholders are entitled to a 20% deduction with respect to these ordinary REIT dividends which would, if allowed in full, result in a maximum effective U.S. federal income tax rate on these ordinary REIT dividends of 29.6% (or 33.4% including the 3.8% surtax on net investment income); however, the 20% deduction will end after December 31, 2025.

However, a portion of the amounts that we pay to our stockholders generally may (1) be designated by us as capital gain dividends taxable as long-term capital gain to the extent that such portion is attributable to net capital gain recognized by us, (2) be designated by us as qualified dividend income, taxable at capital gains rates, to the extent they are attributable to dividends we receive from TRSs, or (3) constitute a return of capital to the extent that such portion exceeds our accumulated earnings and profits as determined for U.S. federal income tax purposes. With respect to qualified dividend income, the current maximum U.S. federal tax rate applicable to noncorporate stockholders is 23.8%, including the 3.8% surtax on net investment income. Dividends payable by REITs, however, generally are not eligible for this reduced rate and, as described above, through December 31, 2025, will be subject to an effective rate of 29.6% (or 33.4% including the 3.8% surtax on net investment income). Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including shares of our stock. Tax rates could be changed in future legislation. A return of capital is not taxable, but has the effect of reducing the tax basis of a stockholder's investment in shares of our stock. Amounts paid to our stockholders that exceed our current and accumulated earnings and profits and a stockholder's tax basis in shares of our stock generally will be taxable as capital gain.

***Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.***

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage the risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets or in certain cases to hedge previously acquired hedges entered into to manage risks associated with property that has been disposed of or liabilities that have been extinguished, if properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because the TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of the TRS.

***Complying with REIT requirements may force us to forgo or liquidate otherwise attractive investment opportunities.***

To maintain our qualification as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of our investment in securities (other than securities that qualify for the 75% asset test and securities of qualified REIT subsidiaries and TRSs) generally cannot exceed 10% of the outstanding voting securities of any one issuer, 10% of the total value of the outstanding securities of any one issuer, or 5% of the value of our assets as to any one issuer. In addition, no more than 20% of the value of our total assets may consist of stock or securities of one or more TRSs and no more than 25% of our assets may consist of publicly offered REIT debt instruments that do not otherwise qualify under the 75% asset test. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate assets from our portfolio or not make otherwise attractive investments in order to maintain our qualification as a REIT.

***The ability of our board of directors to revoke our REIT qualification without stockholder approval may subject us to U.S. federal income tax and reduce distributions to our stockholders.***

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. While we intend to maintain our qualification as a REIT, we may terminate our REIT election if we determine that qualifying as a REIT is no longer in our best interests. If we cease to be a REIT, we would become subject to corporate-level U.S. federal income tax on our taxable income (as well as any applicable state and local corporate tax) and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders and on the market price of shares of our stock.

***We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the market price of shares of our stock.***

Changes to the tax laws may occur, and any such changes could have an adverse effect on an investment in shares of our stock or on the market value or the resale potential of our assets. Our stockholders are urged to consult with an independent tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our stock.

Although REITs generally receive better tax treatment than entities taxed as non-REIT "C corporations," it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a non-REIT "C corporation". As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a non-REIT "C corporation", without the vote of our stockholders. Our board of directors has duties to us and could only cause such changes in our tax treatment if it determines that such changes are in our best interests.

***The share ownership restrictions for REITs and the 9.8% share ownership limit in our charter may inhibit market activity in shares of our stock and restrict our business combination opportunities.***

In order to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50% in value of the issued and outstanding shares of our stock at any time during the last half of each taxable year, other than the first year for which a REIT election is made. Attribution rules in the Code determine if any individual or entity actually or constructively owns shares of our stock under this requirement. Additionally, at least 100 persons must beneficially own shares of our stock during at least 335 days of a taxable year for each taxable year, other than the first year for which a REIT election is made. To help ensure that we meet these tests, among other purposes, our charter restricts the acquisition and ownership of shares of our stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT while we so qualify. Unless exempted by our board of directors, for so long as we qualify as a REIT, our charter prohibits, among other limitations on ownership and transfer of shares of our stock, any person from beneficially or constructively owning (applying certain attribution rules under the Code) more than 9.8% in value of the aggregate outstanding shares of our stock and more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of the outstanding shares of our stock. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of the 9.8% ownership limit would result in the termination of our qualification as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions is no longer required in order for us to continue to so qualify as a REIT.

These ownership limits could delay or prevent a transaction or a change in control that might involve a premium price for shares of our stock or otherwise be in the best interests of the stockholders.

***Non-U.S. stockholders will be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on dividends and other distributions received from us and upon the disposition of shares of our stock.***

Subject to certain exceptions, amounts paid to non-U.S. stockholders will be treated as dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as "effectively connected" with the conduct by the non-U.S. stockholder of a U.S. trade or business. Capital gain distributions attributable to sales or exchanges of "U.S. real property interests" ("USRPIs") generally will be taxed to a non-U.S. stockholder (other than a "qualified foreign pension fund," certain entities wholly-owned by a "qualified foreign pension fund," and certain foreign publicly-traded entities) as if such gain were effectively connected with a U.S. trade or business. However, a capital gain distribution will not be treated as effectively connected income if (a) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the U.S. and (b) the non-U.S. stockholder does not own more than 10% of any class of our stock at any time during the one-year period ending on the date the distribution is received.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of shares of our stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI. Shares of our stock will not constitute a USRPI so long as we are a "domestically-controlled qualified investment entity." A domestically-controlled qualified investment entity includes a REIT if at all times during a specified testing period, less than 50% in value of such REIT's stock is held directly or indirectly by non-U.S. stockholders. Recently proposed regulations would apply special look-through rules to certain U.S. corporate shareholders in determining whether a REIT is domestically controlled. We believe, but there can be no assurance, that we will be a domestically-controlled qualified investment entity.

Even if we do not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. stockholder sells or exchanges shares of our stock, gain arising from such a sale or exchange would not be subject to U.S. taxation as a sale of a USRPI if (a) the shares are of a class of our stock that is "regularly traded," as defined by applicable Treasury regulations, on an established securities market, and (b) such non-U.S. stockholder owned, actually and constructively, 10% or less of the outstanding shares of our stock of that class at any time during the five-year period ending on the date of the sale.

***Potential characterization of dividends and other distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.***

If (a) we are a "pension-held REIT," (b) a tax-exempt stockholder has incurred (or is deemed to have incurred) debt to purchase or hold shares of our stock, or (c) a holder of shares of our stock is a certain type of tax-exempt stockholder, dividends on, and gains recognized on the sale of, shares of our stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Code.

**Item 1B. Unresolved Staff Comments.**

None.

## Item 2. Properties.

The following table represents our portfolio of real estate properties as of December 31, 2022:

| Portfolio | Acquisition Date | Country | Number of Properties | Square Feet (in thousands) [1] | Average Remaining Lease Term [2] |
|---|---|---|---|---|---|
| McDonald's | Oct. 2012 | UK | 1 | 9 | 1.2 |
| Wickes Building Supplies I | May 2013 | UK | 1 | 30 | 9.1 |
| Everything Everywhere | Jun. 2013 | UK | 1 | 65 | 4.5 |
| Thames Water | Jul. 2013 | UK | 1 | 79 | 2.7 |
| Wickes Building Supplies II | Jul. 2013 | UK | 1 | 29 | 4 |
| PPD Global Labs | Aug. 2013 | US | 1 | 77 | 2.1 |
| Northern Rock | Sep. 2013 | UK | 2 | 86 | 4.7 |
| Wickes Building Supplies III | Nov. 2013 | UK | 1 | 28 | 5.9 |
| XPO Logistics | Nov. 2013 | US | 7 | 105 | 0.9 |
| Wolverine | Dec. 2013 | US | 1 | 469 | 5.1 |
| Rheinmetall | Jan. 2014 | GER | 1 | 320 | 6 |
| GE Aviation | Jan. 2014 | US | 1 | 369 | 3 |
| Provident Financial | Feb. 2014 | UK | 1 | 117 | 12.9 |
| Crown Crest | Feb. 2014 | UK | 1 | 806 | 16.1 |
| Trane | Feb. 2014 | US | 1 | 25 | 0.9 |
| Aviva | Mar. 2014 | UK | 1 | 132 | 6.5 |
| DFS Trading I | Mar. 2014 | UK | 5 | 240 | 7.2 |
| GSA I | Mar. 2014 | US | 1 | 135 | 0 |
| National Oilwell Varco I | Mar. 2014 | US | 1 | 24 | 0.6 |
| GSA II | Apr. 2014 | US | 2 | 25 | 6.1 |
| OBI DIY | Apr. 2014 | GER | 1 | 144 | 1 |
| DFS Trading II | Apr. 2014 | UK | 2 | 39 | 7.2 |
| GSA III | Apr. 2014 | US | 2 | 28 | 0.2 |
| GSA IV | May 2014 | US | 1 | 33 | 2.5 |
| Indiana Department of Revenue | May 2014 | US | 1 | 99 | 10.0 |
| National Oilwell Varco II | May 2014 | US | 1 | 23 | 7.2 |
| Nissan | May 2014 | US | 1 | 462 | 5.8 |
| GSA V | Jun. 2014 | US | 1 | 27 | 0.2 |
| Lippert Components | Jun. 2014 | US | 1 | 539 | 15.1 |
| Select Energy Services I | Jun. 2014 | US | 3 | 136 | 3.8 |
| Bell Supply Co I | Jun. 2014 | US | 6 | 80 | 6.0 |
| Axon Energy Products | Jun. 2014 | US | 2 | 88 | 7.4 |
| Lhoist | Jun. 2014 | US | 1 | 23 | 10.0 |
| GE Oil & Gas | Jun. 2014 | US | 2 | 70 | 2.5 |
| Select Energy Services II | Jun. 2014 | US | 4 | 143 | 3.9 |
| Bell Supply Co II | Jun. 2014 | US | 2 | 19 | 6.0 |
| Superior Energy Services | Jun. 2014 | US | 2 | 42 | 1.3 |
| Amcor Packaging | Jun. 2014 | UK | 7 | 295 | 1.9 |
| GSA VI | Jun. 2014 | US | 1 | 7 | 1.3 |
| Nimble Storage | Jun. 2014 | US | 1 | 165 | — |
| FedEx -3-Pack | Jul. 2014 | US | 3 | 339 | 6.5 |
| Sandoz, Inc. | Jul. 2014 | US | 1 | 154 | 3.6 |
| Wyndham | Jul. 2014 | US | 1 | 32 | 2.3 |
| Valassis | Jul. 2014 | US | 1 | 101 | 0.3 |
| GSA VII | Jul. 2014 | US | 1 | 26 | 1.9 |
| AT&T Services | Jul. 2014 | US | 1 | 402 | 3.5 |
| PNC - 2-Pack | Jul. 2014 | US | 2 | 210 | 6.6 |
| Fujitsu | Jul. 2014 | UK | 3 | 163 | 7.2 |
| Continental Tire | Jul. 2014 | US | 1 | 91 | 2.6 |
| BP Oil | Aug. 2014 | UK | 1 | 3 | 2.8 |

| Portfolio | Acquisition Date | Country | Number of Properties | Square Feet (in thousands) [1] | Average Remaining Lease Term [2] |
|---|---|---|---|---|---|
| Malthurst | Aug. 2014 | UK | 2 | 4 | 11.7 |
| HBOS | Aug. 2014 | UK | 3 | 36 | 2.6 |
| Thermo Fisher | Aug. 2014 | US | 1 | 115 | 1.7 |
| Black & Decker | Aug. 2014 | US | 1 | 71 | 10.4 |
| Capgemini | Aug. 2014 | UK | 1 | 90 | 3.6 |
| Merck & Co. | Aug. 2014 | US | 1 | 146 | 2.7 |
| GSA VIII | Aug. 2014 | US | 1 | 24 | 1.6 |
| Waste Management | Sep. 2014 | US | 1 | 84 | 5.0 |
| Intier Automotive Interiors | Sep. 2014 | UK | 1 | 153 | 1.4 |
| HP Enterprise Services | Sep. 2014 | UK | 1 | 99 | 3.2 |
| FedEx II | Sep. 2014 | US | 1 | 12 | 1.2 |
| Shaw Aero Devices, Inc. | Sep. 2014 | US | 1 | 131 | 10.0 |
| Dollar General - 39-Pack | Sep. 2014 | US | 21 | 200 | 5.2 |
| FedEx III | Sep. 2014 | US | 2 | 221 | 5.1 |
| Mallinkrodt Pharmaceuticals | Sep. 2014 | US | 1 | 90 | 1.7 |
| Kuka | Sep. 2014 | US | 1 | 200 | 1.5 |
| CHE Trinity | Sep. 2014 | US | 2 | 374 | 5.3 |
| FedEx IV | Sep. 2014 | US | 2 | 255 | 5.5 |
| GE Aviation | Sep. 2014 | US | 1 | 102 | — |
| DNV GL | Oct. 2014 | US | 1 | 82 | 2.2 |
| Rexam | Oct. 2014 | GER | 1 | 176 | 2.2 |
| FedEx V | Oct. 2014 | US | 1 | 76 | 1.5 |
| Onguard | Oct. 2014 | US | 1 | 120 | 8.1 |
| Metro Tonic | Oct. 2014 | GER | 1 | 636 | 2.8 |
| Tokmanni | Nov. 2014 | FIN | 1 | 801 | 10.7 |
| Fife Council | Nov. 2014 | UK | 1 | 37 | 1.1 |
| GSA IX | Nov. 2014 | US | 1 | 28 | 9.3 |
| KPN BV | Nov. 2014 | NETH | 1 | 133 | 4 |
| Follett School | Dec. 2014 | US | 1 | 487 | 2.0 |
| Quest Diagnostics | Dec. 2014 | US | 1 | 224 | 1.7 |
| Diebold | Dec. 2014 | US | 1 | 158 | — |
| Weatherford Intl | Dec. 2014 | US | 1 | 20 | 2.8 |
| AM Castle | Dec. 2014 | US | 1 | 128 | 6.8 |
| FedEx VI | Dec. 2014 | US | 1 | 28 | 6.7 |
| Constellium Auto | Dec. 2014 | US | 1 | 321 | 6.9 |
| C&J Energy II | Mar. 2015 | US | 1 | 125 | 7.8 |
| Fedex VII | Mar. 2015 | US | 1 | 12 | 1.8 |
| Fedex VIII | Apr. 2015 | US | 1 | 26 | 1.8 |
| Crown Group I | Aug. 2015 | US | 2 | 204 | 1.0 |
| Crown Group II | Aug. 2015 | US | 2 | 411 | 12.7 |
| Mapes & Sprowl Steel, Ltd. | Sep. 2015 | US | 1 | 61 | 7.0 |
| JIT Steel Services | Sep. 2015 | US | 2 | 127 | 7.0 |
| Hannibal/Lex JV LLC | Sep. 2015 | US | 1 | 109 | 6.8 |
| FedEx Ground | Sep. 2015 | US | 1 | 91 | 2.5 |
| Office Depot | Sep. 2015 | NETH | 1 | 206 | 6.2 |
| Finnair | Sep. 2015 | FIN | 4 | 656 | 8.2 |
| Auchan | Dec. 2016 | FR | 1 | 152 | 10.2 |
| Pole Emploi | Dec. 2016 | FR | 1 | 41 | 0.5 |
| NCR Dundee | Dec. 2016 | UK | 1 | 132 | 3.9 |
| FedEx Freight I | Dec. 2016 | US | 1 | 69 | 0.7 |
| DB Luxembourg | Dec. 2016 | LUX | 1 | 156 | 3.9 |
| ING Amsterdam | Dec. 2016 | NETH | 1 | 509 | 4.5 |
| Worldline | Dec. 2016 | FR | 1 | 111 | 1.0 |

| Portfolio | Acquisition Date | Country | Number of Properties | Square Feet (in thousands) [1] | Average Remaining Lease Term [2] |
|---|---|---|---|---|---|
| Foster Wheeler | Dec. 2016 | UK | 1 | 366 | 1.6 |
| ID Logistics I | Dec. 2016 | GER | 1 | 309 | 1.8 |
| ID Logistics II | Dec. 2016 | FR | 2 | 964 | 1.9 |
| Harper Collins | Dec. 2016 | UK | 1 | 873 | 2.7 |
| DCNS | Dec. 2016 | FR | 1 | 97 | 1.8 |
| Cott Beverages Inc | Feb. 2017 | US | 1 | 170 | 4.1 |
| FedEx Ground - 2 Pack | Mar. 2017 | US | 2 | 162 | 3.7 |
| Bridgestone Tire | Sep. 2017 | US | 1 | 48 | 4.6 |
| GKN Aerospace | Oct. 2017 | US | 1 | 98 | 4.0 |
| NSA-St. Johnsbury I | Oct. 2017 | US | 1 | 87 | 9.8 |
| NSA-St. Johnsbury II | Oct. 2017 | US | 1 | 85 | 9.8 |
| NSA-St. Johnsbury III | Oct. 2017 | US | 1 | 41 | 9.8 |
| Tremec North America | Nov. 2017 | US | 1 | 127 | 4.8 |
| Cummins | Dec. 2017 | US | 1 | 59 | 2.4 |
| GSA X | Dec. 2017 | US | 1 | 26 | 7.0 |
| NSA Industries | Dec. 2017 | US | 1 | 83 | 10.0 |
| Chemours | Feb. 2018 | US | 1 | 300 | 5.1 |
| FCA USA | Mar. 2018 | US | 1 | 128 | 5.2 |
| Lee Steel | Mar. 2018 | US | 1 | 114 | 5.8 |
| LSI Steel - 3 Pack | Mar. 2018 | US | 3 | 218 | 4.8 |
| Contractors Steel Company | May 2018 | US | 5 | 1,392 | 5.4 |
| FedEx Freight II | Jun. 2018 | US | 1 | 22 | 9.7 |
| DuPont Pioneer | Jun. 2018 | US | 1 | 200 | 9.5 |
| Rubbermaid - Akron OH | Jul. 2018 | US | 1 | 669 | 6.1 |
| NetScout - Allen TX | Aug. 2018 | US | 1 | 145 | 7.7 |
| Bush Industries - Jamestown NY | Sep. 2018 | US | 1 | 456 | 15.8 |
| FedEx - Greenville NC | Sep. 2018 | US | 1 | 29 | 10.1 |
| Penske | Nov. 2018 | US | 1 | 606 | 5.9 |
| NSA Industries | Nov. 2018 | US | 1 | 65 | 15.9 |
| LKQ Corp. | Dec. 2018 | US | 1 | 58 | 8.1 |
| Walgreens | Dec. 2018 | US | 1 | 86 | 2.9 |
| Grupo Antolin | Dec. 2018 | US | 1 | 360 | 9.8 |
| VersaFlex | Dec. 2018 | US | 1 | 113 | 16.0 |
| Cummins | Mar. 2019 | US | 1 | 37 | 5.9 |
| Stanley Security | Mar. 2019 | US | 1 | 80 | 5.5 |
| Sierra Nevada | Apr. 2019 | US | 1 | 60 | 6.3 |
| EQT | Apr. 2019 | US | 1 | 127 | 7.5 |
| Hanes | Apr. 2019 | US | 1 | 276 | 5.8 |
| Union Partners | May 2019 | US | 2 | 390 | 6.3 |
| ComDoc | Jun. 2019 | US | 1 | 108 | 6.4 |
| Metal Technologies | Jun. 2019 | US | 1 | 228 | 11.4 |
| Encompass Health | Jun. 2019 | US | 1 | 199 | 10.3 |
| Heatcraft | Jun. 2019 | US | 1 | 216 | 5.5 |
| C.F. Sauer SLB | Aug. 2019 | US | 6 | 598 | 16.6 |
| SWECO | Sep. 2019 | US | 1 | 191 | 12.4 |
| Viavi Solutions | Sep. 2019 | US | 2 | 132 | 9.7 |
| Faurecia | Dec. 2019 | US | 1 | 278 | 6.3 |
| Plasma | Dec. 2019 | US | 9 | 125 | 7.5 |
| Whirlpool | Dec. 2019 | US | 6 | 2,924 | 9.0 |
| FedEx | Dec. 2019 | CN | 2 | 20 | 6.5 |
| NSA Industries | Dec. 2019 | US | 1 | 116 | 17.0 |
| Viavi Solutions | Jan. 2020 | US | 1 | 46 | 9.7 |
| CSTK | Feb. 2020 | US | 1 | 56 | 7.2 |

| Portfolio | Acquisition Date | Country | Number of Properties | Square Feet (in thousands) [1] | Average Remaining Lease Term [2] |
|---|---|---|---|---|---|
| Metal Technologies | Feb. 2020 | US | 1 | 31 | 12.2 |
| Whirlpool | Feb. 2020 | IT | 2 | 29 | 3.4 |
| Fedex | Mar. 2020 | CN | 1 | 2,195 | 17.3 |
| Klaussner | Mar. 2020 | US | 4 | 196 | 9.2 |
| Plasma | May 2020 | US | 6 | 78 | 8.7 |
| Klaussner | Jun. 2020 | US | 1 | 261 | 17.3 |
| NSA Industries | Jun. 2020 | US | 1 | 48 | 17.5 |
| Johnson Controls | Sep. & Dec. 2020 | UK, SP & FR | 4 | 156 | 9.8 |
| Broadridge Financial Solutions | Nov. 2020 | US | 4 | 1,248 | 7.0 |
| ZF Active Safety | Dec. 2020 | US | 1 | 216 | 10.8 |
| FCA USA | Dec. 2020 | US | 1 | 997 | 7.5 |
| Momentum Manufacturing Group | Apr. 2021 | US | 1 | 93 | 18.3 |
| Cameron International | Apr. 2021 | US | 1 | 44 | 5.8 |
| The McLaren Group | Apr. 2021 | UK | 3 | 841 | 18.3 |
| Trafalgar Court | Sep. 2021 | C.I. | 1 | 114 | 7.8 |
| Pilot Point Steel | Oct. 2021 | US | 2 | 166 | 13.8 |
| Walmart Learning Center | Oct. 2021 | US | 1 | 90 | 5.8 |
| Promess | Dec. 2021 | US | 3 | 68 | 14.0 |
| Thetford Corporation | Dec. 2021 | US & NETH | 4 | 483 | 14.0 |
| PFB Corporation | Dec. 2021 | CAN & US | 8 | 604 | 19.0 |
| Executive Mailing Service | Apr. 2022 | US | 1 | 175 | 14.3 |
| Caledonia House | May 2022 | UK | 1 | 67 | 10.8 |
| Momentum Manufacturing Group | Jun. 2022 | US | 1 | 58 | 19.5 |
| Total | | | 309 | 39,227 | 8.0 |

_____

[1] Total may not foot due to rounding.

[2] If the portfolio has multiple properties with varying lease expirations, average remaining lease term is calculated on a weighted-average basis. Weighted-average remaining lease term in years is calculated based on square feet as of December 31, 2022.

The following table details distribution of our portfolio by country/location as of December 31, 2022:

| Country | Acquisition Period | Number of Properties | Square Feet (in thousands) | Percentage of Properties by Square Feet | Average Remaining Lease Term [1] |
|---|---|---|---|---|---|
| Canada | Dec. 2019 - Dec. 2021 | 7 | 372 | 0.9% | 17.1 |
| Channel Islands | Sept. 2021 | 1 | 114 | 0.3% | 7.8 |
| Finland | Nov. 2014 - Sep. 2015 | 5 | 1,457 | 3.7% | 9.6 |
| France | Dec. 2016 - Dec. 2020 | 7 | 1,399 | 3.6% | 2.9 |
| Germany | Jan. 2014 - Dec. 2016 | 5 | 1,584 | 4.0% | 3.0 |
| Italy | Feb. 2020 | 2 | 196 | 0.5% | 9.2 |
| Luxembourg | Dec. 2016 | 1 | 156 | 0.4% | 3.9 |
| Spain | Sep. 2020 | 1 | 29 | 0.1% | 9.7 |
| The Netherlands | Jul. 2014 - Dec. 2021 | 4 | 1,007 | 2.6% | 6.3 |
| United Kingdom | Oct. 2012 - Dec. 2022 | 47 | 4,913 | 12.5% | 8.6 |
| United States | Aug. 2013 - Dec. 2022 | 229 | 28,000 | 71.4% | 8.3 |
| Total | | 309 | 39,227 | 100.0% | 8.0 |

_____

[1] If the portfolio has multiple properties with varying lease expirations, average remaining lease term is calculated on a weighted-average basis. Weighted-average remaining lease term in years is calculated based on square feet as of December 31, 2022.

The following table details the tenant industry distribution of our portfolio as of December 31, 2022:

| Industry | Number of Properties | Annualized Straight-Line Rent[1] (in thousands) | Annualized Straight-Line Rent as a Percentage of the Total Portfolio | Square Feet (in thousands) | Square Feet as a Percentage of the Total Portfolio |
|---|---|---|---|---|---|
| Auto Manufacturing | 16 | $ 40,889 | 12 % | 4,237 | 11 % |
| Financial Services | 13 | 40,432 | 12 % | 3,126 | 8 % |
| Consumer Goods | 16 | 20,468 | 6 % | 4,544 | 12 % |
| Healthcare | 19 | 19,491 | 6 % | 1,000 | 3 % |
| Technology | 14 | 17,449 | 5 % | 987 | 3 % |
| Freight | 28 | 15,057 | 4 % | 1,494 | 4 % |
| Aerospace | 9 | 14,538 | 4 % | 1,416 | 4 % |
| Government | 15 | 14,331 | 4 % | 536 | 1 % |
| Metal Processing | 12 | 14,331 | 4 % | 2,472 | 6 % |
| Logistics | 6 | 14,036 | 4 % | 2,269 | 6 % |
| Energy | 28 | 11,446 | 3 % | 964 | 2 % |
| Metal Fabrication | 18 | 11,430 | 3 % | 1,524 | 4 % |
| Pharmaceuticals | 4 | 10,809 | 3 % | 476 | 1 % |
| Engineering | 1 | 10,704 | 3 % | 366 | 1 % |
| Automotive Parts Supplier | 5 | 9,665 | 3 % | 964 | 2 % |
| Telecommunications | 3 | 7,759 | 2 % | 599 | 2 % |
| Discount Retail | 22 | 7,366 | 2 % | 1,001 | 3 % |
| Home Furnishings | 5 | 5,977 | 2 % | 2,456 | 6 % |
| Building Products | 12 | 5,862 | 2 % | 760 | 2 % |
| Retail Food Distribution | 3 | 4,710 | 1 % | 1,128 | 3 % |
| Publishing | 1 | 4,070 | 1 % | 873 | 2 % |
| Food Manufacturing | 6 | 3,979 | 1 % | 598 | 2 % |
| Specialty Retail | 8 | 3,881 | 1 % | 486 | 1 % |
| Other [2] | 45 | 32,077 | 12 % | 4,951 | 11 % |
| Total | 309 | $ 340,757 | 100 % | $ 39,227 | 100 % |

---

[1] Annualized straight-line rent converted from local currency into USD as of December 31, 2022 for the in-place lease in the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable. Assumes exchange rates of £1.00 to $1.21 for GBP, €1.00 to $1.07 for EUR and $1.00 Canadian Dollar ("CAD") to $0.74, as of December 31, 2022 for illustrative purposes, as applicable.

[2] Other includes 28 industry types as of December 31, 2022.

The following table details the geographic distribution, by U.S. state or country/location, of our portfolio as of December 31, 2022:

| Region | Number of Properties | Annualized Straight-Line Rent [1] (in thousands) | Annualized Straight-Line Rent as a Percentage of the Total Portfolio [2] | Square Feet (in thousands) [2] | Square Feet as a Percentage of the Total Portfolio [2] |
|---|---|---|---|---|---|
| **United States** | **229** | **$ 217,665** | **63.9 %** | **28,001** | **71.5 %** |
| Michigan | 29 | 52,938 | 15.5 % | 6,263 | 16.1 % |
| Texas | 35 | 24,336 | 7.1 % | 1,887 | 4.8 % |
| Ohio | 19 | 18,924 | 5.6 % | 4,405 | 11.2 % |
| California | 7 | 14,006 | 4.1 % | 1,226 | 3.1 % |
| New Jersey | 3 | 8,327 | 2.4 % | 349 | 0.9 % |
| North Carolina | 9 | 8,273 | 2.4 % | 2,657 | 6.8 % |
| Tennessee | 5 | 8,213 | 2.4 % | 1,125 | 2.9 % |
| Indiana | 9 | 7,031 | 2.1 % | 1,556 | 4.0 % |
| Missouri | 5 | 6,790 | 2.0 % | 656 | 1.7 % |
| Illinois | 9 | 6,337 | 1.9 % | 1,138 | 2.9 % |
| Alabama | 2 | 5,606 | 1.7 % | 257 | 0.7 % |
| New York | 4 | 5,391 | 1.6 % | 760 | 1.9 % |
| South Carolina | 6 | 5,104 | 1.5 % | 801 | 2.0 % |
| Kentucky | 4 | 4,228 | 1.2 % | 523 | 1.3 % |
| Pennsylvania | 7 | 4,079 | 1.2 % | 459 | 1.2 % |
| Arkansas | 1 | 2,973 | 0.9 % | 90 | 0.2 % |
| Massachusetts | 4 | 2,822 | 0.8 % | 250 | 0.6 % |
| Minnesota | 5 | 2,789 | 0.8 % | 266 | 0.7 % |
| New Hampshire | 4 | 2,779 | 0.8 % | 339 | 0.9 % |
| Connecticut | 1 | 2,742 | 0.8 % | 305 | 0.8 % |
| Colorado | 2 | 2,694 | 0.8 % | 87 | 0.2 % |
| Kansas | 7 | 2,118 | 0.6 % | 292 | 0.7 % |
| Maine | 2 | 1,969 | 0.6 % | 50 | 0.1 % |
| Florida | 4 | 1,878 | 0.6 % | 179 | 0.5 % |
| Mississippi | 2 | 1,580 | 0.5 % | 314 | 0.8 % |
| Georgia | 2 | 1,557 | 0.5 % | 492 | 1.3 % |
| Vermont | 3 | 1,236 | 0.4 % | 213 | 0.5 % |
| Nebraska | 5 | 1,150 | 0.3 % | 101 | 0.3 % |
| Iowa | 3 | 1,117 | 0.3 % | 236 | 0.6 % |
| Louisiana | 4 | 1,111 | 0.3 % | 112 | 0.3 % |
| South Dakota | 2 | 1,110 | 0.3 % | 54 | 0.1 % |
| West Virginia | 1 | 980 | 0.3 % | 104 | 0.3 % |
| North Dakota | 3 | 884 | 0.3 % | 47 | 0.1 % |
| Oklahoma | 8 | 699 | 0.2 % | 79 | 0.2 % |
| Maryland | 1 | 690 | 0.2 % | 120 | 0.3 % |
| New Mexico | 5 | 556 | 0.2 % | 46 | 0.1 % |
| Wyoming | 1 | 498 | 0.2 % | 37 | 0.1 % |
| Montana | 1 | 441 | 0.1 % | 58 | 0.2 % |
| Idaho | 1 | 441 | 0.1 % | 22 | 0.1 % |
| Delaware | 1 | 374 | 0.1 % | 10 | — % |
| Nevada | 1 | 344 | 0.1 % | 14 | — % |
| Utah | 1 | 315 | 0.1 % | 12 | — % |
| Virginia | 1 | 235 | 0.1 % | 10 | — % |
| United Kingdom | 47 | 59,000 | 17.4 % | 4,913 | 12.4 % |
| Netherlands | 4 | 15,616 | 4.6 % | 1,007 | 2.6 % |
| Finland | 5 | 13,500 | 4.0 % | 1,457 | 3.7 % |
| Germany | 5 | 10,113 | 3.0 % | 1,584 | 4.0 % |
| France | 7 | 7,583 | 2.2 % | 1,398 | 3.6 % |
| Channel Islands | 1 | 5,884 | 1.7 % | 114 | 0.3 % |
| Luxembourg | 1 | 5,714 | 1.7 % | 156 | 0.4 % |
| Canada | 7 | 3,064 | 0.9 % | 372 | 1.0 % |
| Italy | 2 | 2,240 | 0.6 % | 196 | 0.5 % |
| Spain | 1 | 378 | — % | 29 | 0.1 % |
| **Total** | **309** | **$ 340,757** | **100 %** | **39,227** | **100 %** |

---

[1] Annualized straight-line rent converted from local currency into USD as of December 31, 2022 for the in-place lease in the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable. Assumes exchange rates of £1.00 to $1.21 for GBP, €1.00 to $1.07 for EUR and $1.00 CAD to $0.74 as of December 31, 2022 for illustrative purposes, as applicable.

[2] Totals may not foot due to rounding.

**Future Minimum Lease Payments**

The following table presents future minimum base rent payments, on a cash basis, due to us over the next ten calendar years and thereafter on the properties we owned as of December 31, 2022:

| (In thousands) | Future Minimum Base Rent Payments [1] |
|---|---|
| 2023 | $ 335,047 |
| 2024 | 321,006 |
| 2025 | 290,026 |
| 2026 | 267,292 |
| 2027 | 240,266 |
| 2028 | 216,113 |
| 2029 | — |
| 2030 | — |
| 2031 | — |
| 2032 | — |
| Thereafter | 977,924 |
| Total | $ 2,647,674 |

---

[1]  Assumes exchange rates of £1.00 to $1.21 for GBP, €1.00 to $1.07 for EUR and $1.00 CAD to $0.74 as of December 31, 2022 for illustrative purposes, as applicable.

**Future Lease Expirations**

The following is a summary of lease expirations for the next ten calendar years on the properties we owned as of December 31, 2022:

| Year of Expiration | Number of Leases Expiring | Annualized Straight-Line Rent [1] | Annualized Straight-Line Rent as a Percentage of the Total Portfolio | Leased Rentable Square Feet | Percent of Portfolio Rentable Square Feet Expiring |
|---|---|---|---|---|---|
| | | (In thousands) | | (In thousands) | |
| 2023 | 20 | $ 9,438 | 2.8 % | 824 | 2.1 % |
| 2024 | 31 | 36,315 | 10.7 % | 3,893 | 9.9 % |
| 2025 | 21 | 25,216 | 7.4 % | 2,906 | 7.4 % |
| 2026 | 18 | 27,036 | 7.9 % | 1,737 | 4.4 % |
| 2027 | 24 | 19,800 | 5.8 % | 1,567 | 4.0 % |
| 2028 | 42 | 34,988 | 10.3 % | 4,806 | 12.3 % |
| 2029 | 24 | 33,339 | 9.8 % | 4,141 | 10.6 % |
| 2030 | 21 | 30,209 | 8.9 % | 2,154 | 5.5 % |
| 2031 | 14 | 21,444 | 6.3 % | 3,857 | 9.8 % |
| 2032 | 32 | 25,697 | 7.5 % | 2,331 | 5.9 % |
| Total | 247 | $ 263,482 | 77.4 % | 28,216 | 71.9 % |

---

[1]  Assumes exchange rates of £1.00 to $1.21 for GBP, €1.00 to $1.07 for EUR and $1.00 CAD to $0.74 as of December 31, 2022 for the in-place lease in the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

**Tenant Concentration**

As of December 31, 2022, we did not have any tenant whose rentable square footage or annualized straight-line rent represented greater than 10% of total portfolio rentable square footage or annualized straight-line rent, respectively.

**Significant Properties**

As of December 31, 2022, we had one property, the McLaren property located in the United Kingdom, whose annualized rental income represented 5.0% of total portfolio annualized straight-line rent. We did not have any other properties whose rentable square footage or annualized rental income represented greater than 5% of total portfolio rentable square footage or annualized straight-line rent, respectively.

**Property Financings**

See *Note 4 — Mortgage Notes Payable, Net, Note 5 — Revolving Credit Facility and Term Loan, Net and Note 6 — Senior Notes* to our consolidated financial statements included in this Annual Report on Form 10-K for property financings as of December 31, 2022 and 2021.

**Item 3. Legal Proceedings.**

On December 19, 2022, the Company filed a complaint against Blackwells Capital LLC ("Blackwells Capital"), an affiliate of Blackwells Onshore (together with Blackwells Capital, "Blackwells"), and certain others involved with Blackwells proxy solicitation (collectively the "Defendants"), captioned Global Net Lease, Inc. v. Blackwells Capital LLC, et al., No. 1:22-cv-10702 (Dec. 19, 2022), in the United States District Court for the Southern District of New York. The complaint alleges that Blackwells and the other Defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by omitting or misstating material information in materials filed by the Defendants. The complaint seeks, among other things, to (i) declare that the proxy materials filed by Blackwells violate Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, (ii) order Blackwells and the other Defendants to publicly correct their material misstatements or omissions, (iii) enjoin Blackwells and the other Defendants from publishing any soliciting materials until each of them files corrective statements to address the material misstatements or omissions, and (iv) preliminarily and permanently enjoin Blackwells and the other Defendants from committing any further violations of federal securities law.

In addition, on December 19, 2022, Blackwells Onshore filed a complaint against the Company and another defendant captioned Blackwells Onshore I LLC v. Global Net Lease, Inc., et al., No. 24C22005195, in the Circuit Court of Maryland for Baltimore City. The complaint alleges that the Company committed a breach of contract and violated its duties under Maryland law by rejecting the purported nomination of two persons to the Company's board proposed by Blackwells and various proposals which Blackwells seeks to have considered at the Company's 2023 annual meeting of stockholders. The complaint seeks, among other things, (i) to enjoin the Company from interpreting its bylaws in a fashion that would preclude Blackwells Onshore from nominating two candidates for election to the Company's board, (ii) to declare that the Company's bylaws do not preclude Blackwells Onshore's nominees or business proposals, (iii) to declare the previously announced Second Amendment to the Company's bylaws void and unenforceable, (iv) to enjoin the Company from taking any steps to reject the nominations made by Blackwells Onshore and require the Company to count votes cast in favor of any of the persons nominated by Blackwells Onshore, and (v) unspecified damages for purported breach of the bylaws. The Company intends to vigorously defend against the claims.

**Item 4. Mine Safety Disclosures.**

Not applicable.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

#### Market Information

Our Common Stock is traded on the NYSE under the symbol "GNL." Set forth below is a line graph comparing the cumulative total stockholder return on our Common Stock, based on the market price of our Common Stock, with the FTSE National Association of Real Estate Investment Trusts Equity Index ("NAREIT"), Modern Index Strategy Indexes ("MSCI"), and the New York Stock Exchange Index ("NYSE Index") for the period commencing June 2, 2015, the date on which we listed shares of our Common Stock on the NYSE and ending December 31, 2022. The graph assumes an investment of $100 on June 2, 2015 with the reinvestment of dividends.

**Comparison to Cumulative Total Return**


$250
$200
$150
$100
$50
06/02/15
12/31/15
12/31/16
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
GNL
NYSE Index
NAREIT Equity Index
MSCI U.S. REIT Index (RMZ)

#### Holders

As of February 20, 2023, we had 103.8 million shares of Common Stock outstanding held by 1,305 stockholders of record.

#### Dividends

We elected to be taxed as a REIT, commencing with our taxable year ended December 31, 2013. As a REIT, we are required, among other things, to distribute annually at least 90% of our REIT taxable income to our stockholders. Our ability to pay dividends in the future is dependent on our ability to operate profitably and to generate cash flows from our operations. The amount of dividends payable to our common stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for dividends, our financial condition, provisions in our Credit Facility or other agreements that may restrict our ability to pay dividends, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to maintain our status as a REIT.

For additional information on the restrictions on dividends and other distributions in our Credit Facility, see *Note 5 — Revolving Credit Facility and Term Loan, Net* to our consolidated financial statements included in this Annual Report on Form 10-K and *"Item 1A. Risk Factors - If we are not able to increase the amount of cash we have available to pay dividends, we may have to reduce dividend payments or identify other financing sources to fund the payment of dividends at their current levels."*

For tax purposes, of the amounts distributed during the year ended December 31, 2022, 100.0%, or $1.60 per share per annum, represented a return of capital. During the year ended December 31, 2021, 63.5%, or $1.01 per share per annum, and 36.5%, or $0.58 per share per annum, represented a return of capital and ordinary dividends, respectively. During the year ended December 31, 2020, 77.5%, or $1.34 per share per annum, and 22.5%, or $0.39 per share per annum, represented a return of capital and ordinary dividends, respectively.

Dividends paid during 2022 on the Series A Preferred Stock were considered 69.9% ordinary dividend income. All dividends paid on Series A Preferred Stock in 2021 and 2020 were considered 100% ordinary dividend income.

Dividends paid during 2022 on the Series B Preferred Stock were considered 69.9% ordinary dividend income. All dividends paid on Series B Preferred Stock in 2021 and 2020 were considered 100% ordinary dividend income.

See *Note 9 — Stockholders' Equity* to our consolidated financial statements included in this Annual Report on Form 10-K for further discussion on tax characteristics of dividends. For a discussion of the dividend of preferred share purchase rights to common stockholders in April 2020 in connection with our short-term stockholder rights plan see *Note 9 — Stockholders' Equity* to our consolidated financial statements included in this Annual Report on Form 10-K.

*Dividends to Common Stockholders*

Historically, and through March 31, 2020, we paid dividends on our Common Stock at an annualized rate of $2.13 per share or $0.5325 per share on a quarterly basis. In March 2020, the board of directors approved a change in the dividend to an annual rate of $1.60 per share or $0.40 per share on a quarterly basis. We have been paying dividends on our shares of common stock at that rate since the second quarter of 2020. Dividends have been, and we anticipate will continue to be, paid on a quarterly basis in arrears on the 15th day of the first month following the end of each fiscal quarter (unless otherwise specified) to common stockholders of record on the record date for such payment.

*Dividends to Series A Preferred Stockholders*

Dividends on our Series A Preferred Stock accrue in an amount equal to $0.453125 per share per quarter to holders of Series A Preferred Stock, which is equivalent to 7.25% of the $25.00 liquidation preference per share of Series A Preferred Stock per annum. Dividends on the Series A Preferred Stock are payable quarterly in arrears on the 15th day of January, April, July and October of each year (or, if not on a business day, on the next succeeding business day) to holders of record on the close of business on the record date set by our board of directors, which must be not more than 30 nor fewer than 10 days prior to the applicable payment date.

*Dividends to Series B Preferred Stockholders*

Dividends on our Series B Preferred Stock accrue in an amount equal to $0.429688 per share per quarter to holders of Series B Preferred Stock, which is equivalent to 6.875% of the $25.00 liquidation preference per share of Series B Preferred Stock per annum. Dividends on the Series B Preferred Stock are payable quarterly in arrears on the 15th day of January, April, July and October of each year (or, if not on a business day, on the next succeeding business day) to holders of record at the close of business on the record date set by our board of directors.

**Unregistered Sales of Equity Securities**

None.

**Purchase of Equity Securities by the Issuer and Affiliated Purchasers**

None.

**Item 6. [Reserved]**

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying financial statements. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. Please see "Forward-Looking Statements" elsewhere in this report for a description of these risks and uncertainties.

### Overview

We are an externally managed REIT that focuses on acquiring and managing a globally diversified portfolio of strategically-located commercial real estate properties, which are crucial to the success of our roster of primarily "Investment Grade" (defined herein) tenants. We invest in commercial properties, with an emphasis on sale-leaseback transactions and mission-critical, single tenant net-lease assets.

As of December 31, 2022, we owned 309 properties consisting of 39.2 million rentable square feet, which were 98.0% leased, with a weighted-average remaining lease term of 8.0 years. Based on the percentage of rental income on a straight-line basis as of December 31, 2022, 65% of our properties were located in the U.S. and Canada and 35% of our properties were located in Europe. In addition, our portfolio was comprised of 56% industrial/distribution properties, 41% office properties and 3% retail properties. These percentages are calculated using straight-line rent converted from local currency into USD as of December 31, 2022. The straight-line rent includes amounts for tenant concessions.

Substantially all of our business is conducted through the OP, a Delaware limited partnership, and its wholly-owned subsidiaries. Our Advisor manages our day-to-day business with the assistance of the Property Manager. Our Advisor and Property Manager are under common control with AR Global and these related parties receive compensation and fees for providing services to us. We also reimburse these entities for certain expenses they incur in providing these services to us.

### Management Update on the Impacts of the COVID-19 Pandemic

The COVID-19 global pandemic has not significantly impacted our business. As of January 31, 2023, we had collected approximately 100% of the original cash rent due during each quarter in the year ended December 31, 2022. "Original cash rent" refers to contractual rents on a cash basis due from tenants as stipulated in their originally executed lease agreement at inception or as amended, prior to any rent deferral agreement. We calculate "original cash rent collections" by comparing the total amount of rent collected during the period to the original cash rent due. For a further discussion of the risks and uncertainties associated with the impact of the COVID-19 pandemic on us, see *Item 1A. Risk Factors in this Annual Report on Form 10-K.*

### Significant Accounting Estimates and Accounting Policies

Set forth below is a summary of the significant accounting estimates and accounting policies that management believes are important to the preparation of our financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations, and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates and accounting policies include:

### Update on the Impacts of the COVID-19 Pandemic on Accounting Policies

The financial stability and overall health of the Company's tenants is critical to its business. The negative effects that the global COVID-19 pandemic has had on the economy did impact the ability of some of the Company's tenants to pay their monthly rent during 2020. The Company took a proactive approach, during that time, to seek mutually agreeable solutions with its tenants where necessary, and, in some cases, the Company executed rent deferral agreements on leases with several tenants. The Company did not enter any rent deferral agreements in 2021 or 2022.

For accounting purposes, in accordance with ASC 842, normally a company would be required to assess the modification to determine if the modification should be treated as a separate lease and if not, modification accounting would be applied which would require a company to reassess the classification of the lease (i.e. operating, direct financing or sales-type). However, in light of the COVID-19 pandemic due to which many leases were modified, the Financial Accounting Standards Board ("FASB") and SEC provided relief that allowed companies to make a policy election as to whether they treat COVID-19 related lease amendments as a provision included in the preconcession arrangement, and therefore, not a lease modification, or to treat a lease amendment as a modification. In order to qualify for the relief, the modifications must be COVID-19 related and cash flows must be substantially the same or less than those prior to the concession. The Company elected to use this relief where applicable. In those circumstances, the Company has accounted for these arrangements as if no changes to the lease contract were made. For those leases that do not qualify for the relief, the Company performs a lease modification analysis and if required, uses lease modification accounting.

*Revenue Recognition*

Our revenues, which are derived primarily from lease contracts, which include rents that each tenant pays in accordance with the terms of each lease agreement and are reported on a straight-line basis over the initial term of the lease. As of December 31, 2022, these leases had a weighted-average remaining lease term of 8.0 years. Because many of our leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record a receivable for, and include in revenues, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. As of December 31, 2022 and 2021, our cumulative straight-line rents receivable in the consolidated balance sheets was $73.0 million, and $74.2 million, respectively. For the years ended December 31, 2022, 2021 and 2020, our revenue from tenants included the impact of unbilled rental revenue of $9.6 million, $5.7 million and $7.9 million, respectively, to adjust contractual rent to straight-line rent.

For new leases after acquisition of property, the commencement date is considered to be the date the lease modification is executed. We defer the revenue related to lease payments received from tenants in advance of their due dates. When we acquire a property, the acquisition date is considered to be the commencement date for purposes of this calculation, for all leases in place at the time of acquisition. In addition to base rent, our lease agreements generally require tenants to pay or reimburse us for all property operating expenses, which primarily reflect insurance costs and real estate taxes incurred by us and subsequently reimbursed by the tenant. However, some limited property operating expenses that are not the responsibility of the tenant are absorbed by us. Under ASC 842, we elected to report combined lease and non-lease components in a single line "Revenue from tenants." For comparative purposes, we also elected to reflect prior revenue and reimbursements previously reported under ASC 840 on a single line as well. For expenses paid directly by the tenant, under both ASC 842 and 840, we reflected them on a net basis.

We continually review receivables related to rent and unbilled rent receivables and determine collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Under lease accounting rules, we are required to assess, based on credit risk only, if it is probable that we will collect virtually all of the lease payments at lease commencement date and we must continue to reassess collectability periodically thereafter based on new facts and circumstances affecting the credit risk of the tenant. Partial reserves, or the ability to assume partial recovery are no longer permitted. If we determine that it is probable that we will collect virtually all of the lease payments (rent and common area maintenance), the lease will continue to be accounted for on an accrual basis (i.e. straight-line). However, if we determine it is not probable that we will collect virtually all of the lease payments, the lease will be accounted for on a cash basis and a full reserve would be recorded on previously accrued amounts in cases where it was subsequently concluded that collection was not probable. Cost recoveries from tenants are included in Revenue from tenants on the accompanying consolidated statements of operations in the period the related costs are incurred, as applicable.

In accordance with lease accounting rules, we record uncollectible amounts as reductions in revenue form tenants. Amounts recorded as reductions of revenue during the years ended December 31, 2022 and December 31, 2021 totaled and $0.7 million and $1.1 million  respectively. The company did not record any uncollectible amounts as reductions of revenue during the year ended December 31, 2020.

*Investments in Real Estate*

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

At the time an asset is acquired, we evaluate the inputs, processes and outputs of the asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets. See the *Purchase Price Allocation* section below for a discussion of the initial accounting for investments in real estate.

Disposal of real estate investments representing a strategic shift in operations that will have a major effect on our operations and financial results are required to be presented as discontinued operations in our consolidated statements of operations. No properties were presented as discontinued operations as of December 31, 2022 and 2021. Properties that are intended to be sold are designated as "held for sale" on our consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale, most significantly that the sale is probable within one year. We evaluate probability of sale based on specific facts including whether a sales agreement is in place and the buyer has made significant non-refundable deposits. Properties are no longer depreciated when they are classified as held for sale. As of December 31, 2022 and 2021, we did not have any properties designated as held for sale.

*Purchase Price Allocation*

In both a business combination and an asset acquisition, we allocate the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements on an as- if vacant basis. Intangible assets may include the value of in-place leases, and above- and below- market leases and other identifiable assets or liabilities based on lease or property specific characteristics. In addition, any assumed mortgages receivable or payable and any assumed or issued non-controlling interests (in a business combination) are recorded at their estimated fair values. In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above- or below-market interest rates. In a business combination, the difference between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain. In an asset acquisition, the difference between the acquisition price (including capitalized transaction costs) and the fair value of identifiable net assets acquired is allocated to the non-current assets. All acquisitions during the years ended December 31, 2022, 2021 and 2020 were asset acquisitions.

For acquired properties with leases classified as operating leases, we allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired and liabilities assumed, based on their respective fair values. In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Fair value estimates are also made using significant assumptions such as capitalization rates, discount rates, fair market lease rates, and land values per square foot. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, and the value of in-place leases, as applicable.

Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at contract rates during the expected lease-up period, which typically ranges from 12 to 18 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease, and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining initial term of the lease for above-market leases and the remaining term plus the term of any below-market fixed rate renewal options for below-market leases.

The aggregate value of intangible assets related to customer relationships, as applicable, is measured based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of its existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

*Accounting for Leases*

*Lessor Accounting*

In accordance with the lease accounting standard, all of our leases as lessor prior to adoption of ASC 842 were accounted for as operating leases and we continued to account for them as operating leases under the transition guidance. We evaluate new leases originated after the adoption date (by us or by a predecessor lessor/owner) pursuant to the new guidance where a lease for some or all of a building is classified by a lessor as a sales-type lease if the significant risks and rewards of ownership reside with the tenant. This situation is met if, among other things, there is an automatic transfer of title during the lease, a bargain purchase option, the non-cancelable lease term is for more than major part of remaining economic useful life of the asset (e.g., equal to or greater than 75%), if the present value of the minimum lease payments represents substantially all (e.g., equal to or greater than 90%) of the leased property's fair value at lease inception, or if the asset so specialized in nature that it provides no alternative use to the lessor (and therefore would not provide any future value to the lessor) after the lease term. Further, such new leases would be evaluated to consider whether they would be failed sale-leaseback transactions and accounted for as financing transactions by the lessor. During the three-year period ended December 31, 2022, we did not have any leases as a lessor that would be considered as sales-type leases or financings under sale-leaseback rules.

As a lessor of real estate, we have elected, by class of underlying assets, to account for lease and non-lease components (such as tenant reimbursements of property operating expenses) as a single lease component as an operating lease because (a) the non-lease components have the same timing and pattern of transfer as the associated lease component; and (b) the lease component, if accounted for separately, would be classified as an operating lease. Additionally, only incremental direct leasing costs may be capitalized under the accounting guidance. Indirect leasing costs in connection with new or extended tenant leases, if any, are being expensed as incurred.

*Lessee Accounting*

For lessees, the accounting standard requires the application of a dual lease classification approach, classifying leases as either operating or finance leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. Lease expense for operating leases is recognized on a straight-line basis over the term of the lease, while lease expense for finance leases is recognized based on an effective interest method over the term of the lease. Also, lessees must recognize a right-of-use asset ("ROU") and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Further, certain transactions where at inception of the lease the buyer-lessor accounted for the transaction as a purchase of real estate and a new lease may now be required to have symmetrical accounting to the seller-lessee if the transaction was not a qualified sale-leaseback and accounted for as a financing transaction. For additional information and disclosures related to the Company's operating leases, see *Note 10 — Commitments and Contingencies* to our consolidated financial statements included in this Annual Report on Form 10-K for additional information.

The Company is the lessee under certain land leases which were previously classified prior to adoption of ASC 842 and will continue to be classified as operating leases under transition elections unless subsequently modified. These leases are reflected on the balance sheet as right of use assets and operating lease liabilities and the rent expense is reflected on a straight-line basis over the lease term.

**Impairment of Long-Lived Assets**

If circumstances indicate the carrying value of a property may not be recoverable, we review the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net earnings.

**Gains and Losses on Dispositions of Real Estate Investments**

Gains on sales of rental real estate are not considered sales to customers and are generally recognized pursuant to the provisions included in ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets ("ASC 610-20").

**Goodwill**

We evaluate goodwill for impairment at least annually or upon the occurrence of a triggering event. A triggering event is an event or circumstance that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We performed a qualitative assessment in the fourth quarter of 2022 to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. Based on our assessment, we determined that the goodwill was not impaired as of December 31, 2022.

**Depreciation and Amortization**

We are required to make subjective assessments as to the useful lives of the components of our real estate investments for purposes of determining the amount of depreciation to record on an annual basis. These assessments have a direct impact on our results from operations because if we were to shorten the expected useful lives of our real estate investments, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower earnings on an annual basis.

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land and building improvements, five years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

If the tenant termination its lease, the unamortized portion of the in-phase lease value and customer relationship intangibles is accelerated through the termination date or the date of the tenant vacates the space to expense.

Assumed mortgage premiums or discounts are amortized as an increase or reduction to interest expense over the remaining terms of the respective mortgages.

Deferred leasing commissions are recorded over the terms of the related leases. Amounts related to leasing commissions incurred from third parties are recorded in depreciation and amortization. Amounts related to leasing commissions incurred from the Advisor are recorded within operating fees to related parties in the consolidated statements of operations.

*Above and Below-Market Lease Amortization*

Capitalized above-market lease values are amortized as a reduction of revenue from tenants over the remaining terms of the respective leases and the capitalized below-market lease values are amortized as an increase to revenue from tenants over the remaining terms of the respected leases, not including any extension options.

Above-market intangibles and below-market intangibles will also be treated in the same way as in-place intangibles upon a lease termination.

If a tenant modifies its lease, the unamortized portion of the in-place lease value, customer relationship intangibles, above-market leases and below market leases are assessed to determine whether their useful lives need to be amended (generally accelerated). Generally, we would not extend the useful lives of their intangible values upon a modification that is an extension.

The amortization associated with our ROUs is recorded in property operating expenses on a straight-line basis over the terms of the leases.

*Derivative Instruments*

We may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. In addition, all foreign currency denominated borrowings under our Credit Facility are designated as net investment hedges. Certain of our foreign operations expose us to fluctuations of foreign interest rates and exchange rates. These fluctuations may impact the value of our cash receipts and payments in our functional currency, the U.S. Dollar ("USD"). We enter into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency.

We record all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in foreign operations. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain risk, even though hedge accounting does not apply or we elect not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If we elect not to apply hedge accounting treatment (or for derivatives that do not qualify as hedges), any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statements of operations. If a derivative is designated and qualifies for cash flow hedge accounting treatment, the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) in the consolidated statements of comprehensive (loss) income to the extent that it is effective. Any ineffective portion of a change in derivative fair value is immediately recorded in earnings.

*Equity-Based Compensation*

We have a stock-based incentive plan under which our directors, officers and other employees of the Advisor, or its affiliates who are involved in providing services to us are eligible to receive awards. Awards granted thereunder are accounted for under the guidance for employee share based payments. The cost of services received in exchange for a stock award is measured at the grant date fair value of the award and the expense for such awards is included in equity-based compensation on consolidated statements of operations and is recognized over the vesting period or when the requirements for exercise of the award have been met (see *Note 13 — Equity-Based Compensation* to our consolidated financial statements included in this Annual Report on Form 10-K.for additional information).

Multi-Year Outperformance Agreements

Following the end of the performance period under the multi-year outperformance agreement with the Advisor entered into in July 2018 (the "2018 OPP") on June 2, 2021, we entered into the multi-year outperformance agreement with the Advisor (the "2021 OPP"). Under the 2018 OPP, which became effective June 2, 2018, we recorded equity-based compensation evenly over the requisite service period of approximately 2.8 years from the grant date. Under the 2021 OPP, which became effective June 2, 2021, we are recording equity-based compensation evenly over the requisite service period of approximately 3.1 years from

May 3, 2021, the date that our independent directors approved the award of long-term incentive plan units of limited partner interest in the OP ("LTIP Units") under the 2021 OPP.

Under accounting guidance adopted by us on January 1, 2019, total equity-based compensation expense calculated as of the adoption of the new guidance is fixed and reflected as a charge to earnings over the remaining service period. Further, in the event of a modification, any incremental increase in the value of the instrument measured on the date of the modification both before and after the modification, will result in an incremental amount to be reflected prospectively as a charge to earnings over the remaining service period. The expense for these awards is included in the equity-based compensation line item of our consolidated statements of operations. For additional information, see *Note 13 — Equity-Based Compensation* to our consolidated financial statements included in this Annual Report on Form 10-K.

### *Recently Issued Accounting Pronouncements*

See *Note 2 — Summary of Significant Accounting Policies — Recently Issued Accounting Pronouncements* to our consolidated financial statements included in this Annual Report on Form 10-K for further discussion.

### Results of Operations

Below is a discussion of our results of operations for the years ended December 31, 2022 and 2021. Please see the "Results of Operations" section located on page 48 under Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021 for a discussion of our results of operations for the year ended December 31, 2020 and year-to-year comparisons between 2021 and 2020.

### *Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021*

*Net Loss Attributable to Common Stockholders*

Net loss attributable to common stockholders was $8.4 million for the year ended December 31, 2022, as compared to $8.7 million for the year ended December 31, 2021. The change in net loss income attributable to common stockholders is discussed in detail for each line item of the consolidated statements of operations in the sections that follow.

*Revenue from Tenants*

Revenue from tenants was $378.9 million and $391.2 million for the years ended December 31, 2022 and 2021, respectively. In addition to base rent, our lease agreements generally require tenants to pay or reimburse us for all property operating expenses, which primarily reflect insurance costs and real estate taxes incurred by us and subsequently reimbursed by the tenant. However, some limited property operating expenses that are not the responsibility of the tenant are absorbed by us. The decrease was primarily driven by the year-over-year change in foreign exchange rates and the impact of two items that impacted 2021 but not 2022; specifically, a $5.2 million receivable and an $8.8 million termination fee both recorded in revenue from tenants during the year ended December 31, 2021. These items that impacted the decrease in revenue from tenants year-over-year were partially offset by the full-year impact of our property acquisitions made during the year ended December 31, 2021 and the impact of our property acquisitions made during the year ended December 31, 2022.

The receivable recorded in 2021 was for financing costs we incurred in connection with the mortgage loan that financed the acquisition of the global headquarters of the McLaren Group that the McLaren Group is required to reimburse. The termination fee recorded in 2021 was as a result of us entering into a termination agreement with a tenant.

During the year ended December 31, 2022 there were decreases of 10.6% in the average exchange rate for British Pounds Sterling ("GBP") to USD and 11.6% in the Euro ("EUR") to USD, when compared to the year ended December 31, 2021. On a constant currency basis, applying the average monthly currency rates for the year ended December 31, 2021, revenues would have been up by $15.4 million to $394.2 million.

Leasing Activity

During the year ended December 31, 2022, we executed 12 lease renewals and four tenant expansion projects totaling 3.8 million square feet and $154.0 million in net new straight-line rent over the new weighted-average remaining lease term. The overall changes in rental rates per square foot were not significant.

*Property Operating Expenses*

Property operating expenses were $32.9 million and $32.7 million for the years ended December 31, 2022 and 2021, respectively. These costs primarily consist of property insurance  and real estate taxes, all of which are generally reimbursable by our tenants. The main exceptions for properties leased to the Government Services Administration ("GSA") which do not require the tenant to reimburse the costs. The slight decrease was primarily due to decreases during the year ended December 31, 2022, of 10.6% in the average exchange rate for GBP to USD and 11.6% in the EUR to USD, when compared to last year.

*Operating Fees to Related Parties*

Operating fees paid to related parties were $40.1 million and $39.0 million for the years ended December 31, 2022 and 2021, respectively. Operating fees to related parties consist of compensation to the Advisor for asset management services, as well as property management fees paid to the Property Manager. Our Advisory Agreement requires us to pay the Advisor a Minimum Base Management Fee of $18.0 million per annum ($4.5 million per quarter) plus a Variable Base Management Fee, both payable in cash, and Incentive Compensation (as defined in our Advisory Agreement), generally payable in cash and shares, if the applicable hurdles are met. The Advisor did not earn any Incentive Compensation during the years ended December 31, 2022 and 2021 respectively. The increase to operating fees between the periods in part results from an increase of $0.8 million in the Variable Base Management Fee resulting from the incremental additional net proceeds generated from offerings of equity securities during 2021 and the year ended December 31, 2022. Operating fees to related parties are not impacted by changes in currency exchange rates.

Our Property Manager is paid fees to manage our properties, which may include market-based leasing commissions. Property management fees are calculated as a percentage of our gross revenues generated by the applicable properties. For additional information on our property management agreement with the Property Manager, see *Note 11 — Related Party Transactions* to our consolidated financial statements included in this Annual Report on Form 10-K. During the years ended December 31, 2022 and 2021, property management fees were $7.6 million and $7.3 million, respectively. Included in property management fees for the years ended December 31, 2022 and 2021 are lease commission expenses of $0.6 million, and $0.2 million, respectively, which are being amortized over the terms of the related leases. Property management fees paid to our Property Manager are not impacted by changes in currency exchange rates. For additional information on leasing commissions earned by our Property Manager, see *Note 11 — Related Party Transactions* to our consolidated financial statements included in this Annual Report on Form 10-K.

*Impairment Charges*

During the year ended December 31, 2022, we recorded aggregate impairment charges of $21.6 million for three properties. For one of these properties, which was held for sale in the first quarter, we incurred an additional impairment for costs to sell the asset. The other two properties that were impaired during 2022 were both being marketed for sale. The impairment for the first property being marketed for sale occurred in the second quarter of 2022 and totaled $16.0 million. The impairment was based on a purchase and sale contract; however, the property did not meet the criteria for held for sale at that time. In the third quarter, this property met the criteria for held for sale and an additional impairment of $0.8 million was taken for costs to sell the asset. This property was sold in November 2022. The impairment charge for the second property being marketed for sale was recorded in the fourth quarter of 2022 and totaled $4.5 million, based on the agreed upon selling price of the asset.

The impairment charges recorded during the year ended December 31, 2021 of $17.5 million were recorded to adjust the carrying value of three properties to their estimated fair values based on the estimated selling prices of two of our assets; one located in Texas (sold in 2021) and one located in the United Kingdom, which we began marketing for sale in the fourth quarter of 2021which was subsequently sold. The impairments were recorded in the nine months ended September 30, 2021 and quarter ended December 31, 2021 in the amounts of $7.9 million and $9.6 million, respectively.

*Acquisition, Transaction and Other Costs*

We recognized $0.2 million and $0.1 million of acquisition, transaction and other costs during the years ended December 31, 2022 and 2021, respectively. Acquisition, transaction and other costs during both periods were due to costs for terminated acquisitions.

*General and Administrative Expense*

General and administrative expenses were $17.7 million and $17.2 million for the years ended December 31, 2022 and 2021, respectively, and primarily consist of professional fees including audit and taxation related services, board member compensation, and directors' and officers' liability insurance, and including expense reimbursements of approximately $1.1 million and $1.3 million, respectively, to the Advisor under the Advisory Agreement for the years ended December 31, 2022 and 2021, respectively. The overall increase in general and administrative expenses was also impacted by higher legal and other costs in the year ended December 31, 2022 of approximately $1.4 million, which were attributable to the proxy contest and related litigation with Blackwells described herein.

*Equity-Based Compensation*

During the years ended December 31, 2022 and 2021, we recognized equity-based compensation expense of $12.1 million and $11.0 million, respectively. In the prior year equity-based compensation consists of expense related to our 2018 OPP and 2021 OPP and amortization of restricted shares of Common Stock ("Restricted Shares") granted to employees of the Advisor or its affiliates who are involved in providing services to us and restricted stock units ("RSUs") granted to our independent directors. In 2022, equity-based compensation does not include any impact associated with the 2018 OPP.

On June 2, 2021, the performance period under the 2018 OPP ended and all compensation expense related to the 2018 OPP had been fully recorded as of that date and, in May 2021, we began recording expense for the 2021 OPP. The expense recorded in 2022 includes the straight-line expense from the 2021 OPP. The expense recorded in 2021 includes the straight-line expense from the 2021 OPP (beginning in May 2021) and the 2018 OPP, which expired on June 2, 2021. The increase in equity-based compensation expense was due to the higher straight-line expense recorded for the 2021 OPP which resulted from the LTIP Units granted under the 2021 OPP having a higher fair value , as compared to 2018 OPP, the impact of additional amortization expense recorded for new grants of RSUs and Restricted Shares that occurred during the second quarter of 2022 and approximately $0.2 million of additional net amortization expense as a result of: 1) the accelerated vesting of restricted shares of one employee of the Advisor, and 2) the award of new restricted shares to former employees of the Advisor, working as consultants to the Advisor. For accounting purposes, the fair value of the newly issued restricted shares was fully expensed during the third quarter of 2022. For additional information, see *Note 2* — Significant Accounting Policies and see *Note 13* — Equity-Based Compensation to our consolidated financial statements in this Annual Report on Form 10-K.

*Depreciation and Amortization*

Depreciation and amortization expense was $154.0 million and $163.1 million for the years ended December 31, 2022 and 2021, respectively. The decrease was primarily due to decreases in these expenses for properties owned outside of the U.S. resulting from declines of 10.6% in the average exchange rate for GBP to USD and 11.6% in the EUR to USD, when compared to 2021 and the impact of our dispositions since December 31, 2021. These decreases were partially offset by additional depreciation and amortization expense recorded as a result of the full-year impact of our property acquisitions made during the year ended December 31, 2021 and the impact of the property acquisitions made during the year ended December 31, 2022, as well as approximately $2.0 million of additional amortization expense recorded in 2021 for acquired lease intangibles related to certain leases that were terminated during 2021.

*Gain (Loss) on Dispositions of Real Estate Investments*

During the year ended December 31, 2022, we sold one property in the U.S., one property in the United Kingdom ("U.K.") and one property in France for an aggregate contract sales price of approximately $56.0 million. The Company recorded an aggregate gain of $0.3 million on these sales.

During the year ended December 31, 2021, we sold one property located in Conroe, Texas, one property located in Houston, Texas, one property located in South Bend, Indiana and 18 properties located in Puerto Rico for a total contract sales price of $49.6 million. These dispositions resulted in an aggregate net gain of $1.5 million.

*Interest Expense*

Interest expense was $97.5 million and $94.3 million for the years ended December 31, 2022 and 2021, respectively. The increase primarily related to a higher weighted-average effective interest rate of our total debt in 2022, as well as, the additional incremental interest expense during 2022 on the £101.0 million ($122.2 million as of December 31, 2022) mortgage loan entered into in April 2021 to finance the acquisition of the global headquarters of the McLaren Group, and interest expense on the £28.0 million ($31.5 million as of September 22, 2022, the date the loan was repaid using Credit Facility funds) that funded in part, the acquisition of the Trafalgar Court property located in Guernsey, Channel Islands in September 2021 (see *Note 4* — *Mortgage Notes Payable, Net* and *Note 6* — *Senior Notes, Net* to our consolidated financial statements in this Annual Report on Form 10-K for additional details). The amount of our total gross debt outstanding was relatively consistent at $2.5 billion as of December 31, 2021 as compared to $2.4 billion as of December 31, 2022, and the weighted-average effective interest rate of our total debt was 3.4% as of December 31, 2021 and 4.0% as of December 31, 2022.

The increase in interest expense was lessened because of the impact of decreases during the year ended December 31, 2022 of 10.6% in the average exchange rate for GBP to USD and 11.6% in the EUR to USD when compared to the year ended December 31, 2021. As of the year ended December 31, 2022, approximately 23% of our total debt outstanding was denominated in EUR, 16% of our total debt outstanding was denominated in GBP and 1% was denominated in CAD. As of December 31, 2021, approximately 30% of our total debt outstanding was denominated in EUR and 20% of our total debt outstanding was denominated in GBP.

We view a combination of secured and unsecured financing as an efficient and accretive means to acquire properties and manage working capital. As of December 31, 2022, approximately 52% of our total debt outstanding was secured and 48% was unsecured, the latter including amounts outstanding under our Credit Facility and Senior Notes. The availability of borrowings under the Revolving Credit Facility is based on the value of a pool of eligible unencumbered real estate assets owned by us and compliance with various ratios related to those assets. Our interest expense in future periods will vary based on interest rates, the level of future borrowings, which will depend on refinancing needs and acquisition activity, and changes in currency exchange rates.

*Loss on Extinguishment of Debt*

The loss on extinguishment of debt of $2.0 million during the year ended December 31, 2022 primarily related to the early payoff of our mortgage loan that was secured by our properties located in France. There was no similar loss during the year ended December 31, 2021.

*Foreign Currency and Interest Rate Impact on Operations*

The gains on derivative instruments of $18.6 million and $5.8 million for the years ended December 31, 2022 and 2021, respectively, reflect the marked-to-market impact from foreign currency and interest rate derivative instruments used to hedge the investment portfolio from currency and interest rate movements, and was mainly impacted by currency rate changes in the GBP and EUR compared to the USD. For the year ended December 31, 2022, gains on derivative instruments consisted of unrealized gains of $9.4 million and realized gains of $9.2 million. For the year ended December 31, 2021, gains on derivative instruments consisted of unrealized gains of $6.3 million and realized losses of $0.5 million. The overall gain (or loss) on derivative instruments directly impact our results of operations since they are recorded on the gain on derivative instruments line item in our consolidated results of operations. However, only the realized gains are included AFFO (as defined below).

As a result of our foreign investments in Europe, and, to a lesser extent, our investments in Canada, we are subject to risk from the effects of exchange rate movements in the EUR, GBP and, to a lesser extent, CAD against the USD, which may affect costs and cash flows in our functional currency, the USD. We generally manage foreign currency exchange rate movements by matching our debt service obligation to the lender and the tenant's rental obligation to us in the same currency. This reduces our overall exposure to currency fluctuations. In addition, we may use currency hedging to further reduce the exposure to our net cash flow. We are generally a net receiver of these currencies (we receive more cash than we pay out), and therefore our results of operations of our foreign properties benefit from a weaker USD, and are adversely affected by a stronger USD, relative to the foreign currency. Conversely, realized gains from derivatives would generally be lower from a weaker USD, and higher from a stronger USD. We maintain our hedging approach by consistently entering into new foreign exchange forwards for three year periods. Interest rate increases could increase the interest expense on our floating rate debt or any new debt and we are constantly evaluating the use of hedging strategies to mitigate this risk.

*Unrealized Income (Loss) on Undesignated Foreign Currency Advances and Other Hedge Ineffectiveness*

We recorded income of $2.4 million on undesignated foreign currency advances and other hedge ineffectiveness, related to the accelerated reclassification of amounts in other comprehensive income to earnings as a result of certain hedged forecasted transactions becoming probable not to occur, for the year ended December 31, 2022. During the year ended December 31, 2021, we did not record any amounts due to currency changes on the undesignated excess foreign currency advances over the related net investments.

*Income Tax Expense*

Although as a REIT we generally do not pay U.S. federal income taxes on the amount of REIT taxable income that is distributed to shareholders, we recognize income tax (expense) benefit domestically for state taxes and local income taxes incurred, if any, and also in foreign jurisdictions in which we own properties. In addition, we perform an analysis of potential deferred tax or future tax benefit and expense as a result of book and tax differences and timing differences in taxes across jurisdictions. Income tax expense was $11.0 million and $12.2 million for the years ended December 31, 2022 and 2021, respectively. The higher amount in 2021 was driven by a $1.9 million return to provision adjustment related to the filing of the UK 2020 tax return. For additional information, see <u>Note 15 — Income Taxes</u> to our consolidated financial statements included in this Annual Report on Form 10-K.

*Preferred Stock Dividends*

Our net loss was also impacted by dividends on our outstanding preferred stock. We paid Preferred Stock dividends of $20.4 million and $20.1 million during years ended December 31, 2022 and 2021, respectively. See the Dividends and Liquidity and Capital Resources sections below for more information on the payment of Preferred Stock dividends.

**Cash Flows from Operating Activities**

During the year ended December 31, 2022, net cash provided by operating activities was $181.8 million. The level of cash flows provided by operating activities is driven by, among other things, rental income received, operating fees paid to related parties for asset and property management, and interest payments on outstanding borrowings. Cash flows provided by operating activities during the year ended December 31, 2022 reflect net income of $12.0 million, adjusted for non-cash items of $191.0 million (primarily depreciation, amortization of intangibles, amortization of deferred financing costs, amortization of mortgage discounts, amortization of above- and below-market lease and ground lease assets and liabilities, amortization of right of use assets, unbilled straight-line rent (including the effect of adjustments due to rent deferrals), equity-based compensation, unrealized gains on foreign currency transactions, derivatives and other, and impairments). In addition, operating cash flow was impacted by the receipt of a $9.0 million termination fee from a tenant, a decrease of $14.2 million in working capital items and lease incentive and commission payments of $6.3 million.

During the year ended December 31, 2021, net cash provided by operating activities was $192.5 million. Cash flows provided by operating activities during the year ended December 31, 2021 reflect net income of $11.4 million, adjusted for non-cash items of $183.6 million (primarily depreciation, amortization of intangibles, amortization of deferred financing costs, amortization of mortgage premium/discount, amortization of above- and below-market lease and ground lease assets and liabilities, unbilled straight-line rent (including the effect of adjustments due to rent deferrals), equity-based compensation, unrealized (gains) losses on foreign currency transactions, derivatives and other, and impairment charges). In addition, operating cash flow increased by $8.4 million due to working capital items and decreased by $9.4 million due to lease incentive and commission payments.

*Cash Flows from Investing Activities*

Net cash used in investing activities during the year ended December 31, 2022 of $16.5 million consisted of property acquisitions of $33.9 million and capital expenditures of $29.9 million, partially offset by proceeds from dispositions of $54.7 million.

Net cash used in investing activities during the year ended December 31, 2021 of $436.6 million was primarily driven by property acquisitions of $477.4 million and capital expenditures of $7.9 million, partially offset by proceeds from the disposition of real estate of $48.7 million.

*Cash Flows from Financing Activities*

Net cash used in financing activities of $149.7 million during the year ended December 31, 2022 was a result of net payments on mortgage notes payable of $136.7 million, dividends paid to common stockholders of $166.8 million, dividends paid to holders of our Series A Preferred Stock, of $12.3 million, dividends paid to holders of our Series B Preferred Stock, of $8.0 million and distributions to non-controlling interest holders of $0.4 million. These cash outflows were partially offset by net proceeds from borrowings under our Revolving Credit Facility of $180.2 million, net proceeds from the issuance of Common Stock of $0.9 million and net proceeds from the issuance of Series B Preferred Stock of $4.7 million.

Net cash provided by financing activities of $218.3 million during the year ended December 31, 2021 was a result of net borrowings under our Revolving Credit Facility of $115.9 million, net proceeds from mortgage notes payable of $66.1 million, net proceeds from the issuance of Common Stock of $214.0 million and net proceeds from the issuance of Series B Preferred Stock of $15.9 million. These cash inflows were offset primarily by dividends paid to common stockholders of $156.2 million, dividends paid on Series A Preferred Stock of $12.3 million, dividends paid on Series B Preferred Stock of $7.5 million, distributions to non-controlling interest holders of $11.0 million and payments of financing costs of $6.5 million.

**Liquidity and Capital Resources**

Our principal future needs for cash and cash equivalents includes the purchase of additional properties or other investments, payment of related acquisition costs, improvement costs, operating and administrative expenses, continuing debt service obligations and dividends to holders of our Common Stock, Series A Preferred Stock and Series B Preferred Stock, as well as to any future class or series of preferred stock we may issue. As of December 31, 2022 and 2021, we had cash and cash equivalents of $103.3 million and $89.7 million, respectively. See discussion above our how our cash flows from various sources impacted our cash. We are required to maintain unrestricted cash and cash equivalents (or amounts available for future borrowings under credit facility, such as the Credit Facility) in an amount sufficient to meet our actual and contingent liabilities under a limited unsecured corporate guaranty by us of £20.0 million (approximately $24.2 million as of December 31, 2022) of the obligations under a mortgage loan secured by 41 of the properties located in the United Kingdom.

Management expects that cash generated from operations, (see *Consolidated Cash Flow Statements* in our consolidated financial statements included in this Annual Report on Form 10-K) supplemented by our existing cash, will be sufficient to fund the payment of quarterly dividends to our common stockholders and holders of our Series A Preferred Stock and Series B Preferred Stock, as well as anticipated capital expenditures. During the year ended December 31, 2022, cash used to pay 96.9% of our dividends was generated from cash flows provided by operations.

Our other sources of capital, which we have used and may use in the future, include proceeds received from our Revolving Credit Facility, proceeds from secured or unsecured financings (which may include note issuances), proceeds from our offerings of equity securities (including Common Stock and preferred stock), proceeds from any future sales of properties and undistributed funds from operations, if any.

Acquisitions and Dispositions

We are in the business of acquiring real estate properties and leasing the properties to tenants. Generally, we fund our acquisitions through a combination of cash and cash equivalents, proceeds from offerings of equity securities (including Common Stock and preferred stock), borrowings under our Revolving Credit Facility and proceeds from mortgage or other debt secured by the acquired or other assets at the time of acquisition or at some later point. In addition, to the extent we dispose of properties, we have used and may continue to use the net proceeds from the dispositions (after repayment of any mortgage debt, if any) for future acquisitions or other general corporate purposes.

*Acquisitions and Dispositions — Year Ended December 31, 2022*

During the year ended December 31, 2022, we acquired three properties for $33.9 million, including capitalized acquisition costs.

During the year ended December 31, 2022, we sold one property in the U.S. (sold in the third quarter of 2022), one property in the U.K. (sold in the second quarter of 2022) and one property in France (sold in the fourth quarter of 2022) for an aggregate contract sales price of $56.0 million. The property in the U.S. was not encumbered under any mortgage debt or part of the borrowing base under our Revolving Credit Facility and the property in the U.K. was previously encumbered by the United Kingdom Properties — Bulk Loan mortgage. The property in France was encumbered for approximately $31.5 million under our mortgage loan secured by our properties in France, which was fully repaid in the fourth quarter of 2022 (see below for more information). The net proceeds from the sale of these three properties was $54.7 million.

*Acquisitions and Dispositions Subsequent to December 31, 2022*

Subsequent to December 31, 2022, we acquired eight properties in the U.K. for an aggregate contract price of approximately $75.5 million. These acquisitions were funded with a £50.0 million draw (approximately $61.0 million on the acquisition date) on our Credit Facility, with the remainder paid with cash on hand. We did not dispose of any properties subsequent to December 31, 2022.

Subsequent to December 31, 2022, we signed non-binding letter of intent ("LOI") to dispose of one property in the U.S. for a contract purchase price of $5.1 million. There can be no assurance we will complete this disposition on its contemplated terms, or at all. This property is currently encumbered under our Multi-Tenant Mortgage Loan I.

Equity Offerings

*Common Stock*

We have an "at the market" equity offering program (the "Common Stock ATM Program") pursuant to which we may sell shares of Common Stock, from time to time through our sales agents. In November 2022, we filed a new shelf registration statement and prospectus supplement covering the Common Stock ATM Program having an aggregate offering amount of up to $285.0 million, prior to the expiration of our previous registration statement, which had an aggregate offering amount of up to $500.0 million ($285.0 million was sold under our previous registration statement). During the year ended December 31, 2022, we sold 70,218 shares of Common Stock through the Common Stock ATM Program for gross proceeds of $1.1 million, before nominal commissions and issuance costs were paid.

*Preferred Stock*

We have an "at the market" equity offering program for our Series B Preferred Stock (the "Series B Preferred Stock ATM Program") pursuant to which we may sell sales of shares of Series B Preferred Stock, from time to time through our sales agents. In November 2022, we filed a new shelf registration statement and prospectus supplement covering the Series B Preferred Stock ATM Program having an aggregate offering amount of up to $170.0 million, prior to the expiration of our previous registration statement, which had an aggregate offering amount of up to $200.0 million. During the year ended December 31, 2022, we sold 191,994 shares of its Series B Preferred Stock through the Series B Preferred Stock ATM Program for gross proceeds of $4.8 million before nominal commissions paid and issuance costs.

The timing differences between when we raise equity proceeds or receive proceeds from dispositions and when we invest those proceeds in acquisitions or other investments that increase our operating cash flows have affected, and may continue to affect, our results of operations.

Borrowings

As of December 31, 2022 and 2021, we had total gross debt outstanding of $2.4 billion and $2.5 billion, respectively, bearing interest at a weighted-average interest rate per annum equal to 4.0% and 3.4%, respectively. Approximately $249.5 million of our debt matures in 2023 (see *Mortgage Notes Payable* below for more information).

As of December 31, 2022, 70% of our total debt outstanding either bore interest at fixed rates, or was swapped to a fixed rate, which bore interest at a weighted-average interest rate of 3.8% per annum. As of December 31, 2022, 30% of our total debt outstanding was variable-rate debt, which bore interest at a weighted- average interest rate of 4.4% per annum (11% variable with a rate of 2.6% in 2021). The total gross carrying value of unencumbered assets as of December 31, 2022 was $2.1 billion, of which approximately $1.3 billion was included in the unencumbered asset pool comprising the borrowing base under the Revolving Credit Facility and therefore is not available to serve as collateral for future borrowings.

Our debt leverage ratio was 56.6% (total debt as a percentage of total purchase price of real estate investments, based on the exchange rate at the time of purchase) as of December 31, 2022. See *Note 7 — Fair Value of Financial Instruments* to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion of fair value of such debt as of December 31, 2022. As of December 31, 2022 the weighted-average maturity of our indebtedness was 3.9 years. We believe we have the ability to service our debt obligations as they come due.

*Senior Notes*

On December 16, 2020, we and the OP issued $500.0 million aggregate principal amount of 3.750% Senior Notes due 2027. As of December 31, 2022 and 2020, the amount of the Senior Notes outstanding totaled $493.1 million and $491.7 million, respectively, which is net of $6.9 million and $8.3 million of deferred financing costs, respectively. The Senior Notes require payment of interest-only with the principal due to maturity. See *Note 6 — Senior Notes, Net* to our consolidated financial statements included in this Annual Report on Form 10-K for further discussion on the Senior Notes and related covenants.

*Mortgage Notes Payable*

As of December 31, 2022, we had secured mortgage notes payable of $1.2 billion, net of mortgage discounts and deferred financing costs. Repayments of principal under the mortgage loan secured by all of our properties located in the United Kingdom (the "United Kingdom Properties - Bulk Loan") began in October 2020. All of our other mortgage loans require payment of interest-only with the principal due at maturity. The United Kingdom Properties - Bulk Loan matures in August 2023.

During the year ended December 31, 2022, approximately $136.7 million in aggregate principal was repaid on our mortgage notes payable, which included principal repayments on our United Kingdom Properties - Bulk Loan, the full repayment of our Trafalgar Court loan and the full repayment of the mortgage loan secured by our properties in France. The Company used cash on hand, funds received from the termination fee, borrowings under the Revolving Credit Facility and net proceeds from the sale of a property in France in the fourth quarter of 2022 (as noted above) to make the payments. Total principal of $249.5 million is due on our mortgages during 2023. This indebtedness maturing in calendar year 2023 bears interest at a weighted rate of 2.8% per annum. Interest rates have increased considerably in the last twelve months and may continue to increase. For example, the interest rate on borrowings under the Credit Facility increased 1.9% during the year ended December 31, 2022. The interest rate on any indebtedness we refinance will likely be higher than the rate on the maturing indebtedness.

*Credit Facility*

As of December 31, 2022, outstanding borrowings under the Revolving Credit Facility were $670.0 million. During the year ended December 31, 2022 the amounts drawn on the Revolving Credit Facility increased $444.4 million, partially due to conversion of the Term Loan to the Revolving Credit Facility (see below for additional information). As of December 31, 2022, approximately $89.0 million was available for future borrowings under the Revolving Credit Facility.

Specifically, on April 8, 2022, we amended and restated the Credit Facility, among other things, converting amounts outstanding under the Term Loan into amounts drawn under the Revolving Credit Facility which, following the amendment, now represents all amounts outstanding under the Credit Facility. In addition to converting the Term Loan, the aggregate total commitments under the Credit Facility were increased from $1.17 billion to $1.45 billion, with a $50.0 million sublimit for letters of credit, a $50.0 million sublimit for swing loans, $100.0 million of which can only be used for U.S. dollar denominated loans. The Credit Facility includes an uncommitted "accordion feature" that, so long as no default or event of default has occurred and is continuing, gives us the option to increase the commitments under the Credit Facility, allocated to either or both the Revolving Credit Facility or a new term loan facility, by up to an additional $500.0 million, subject to obtaining commitments from new lenders or additional commitments from participating lenders and certain customary conditions. We incurred approximately $10.1 million of deferred financing costs during the second quarter of 2022 related to the amendment and restatement. Also, on July 26, 2022, we further amended the Credit Facility to, among other things, increase the maximum aggregate asset value attributable to unencumbered pool assets located in approved foreign countries. The amendment increases our flexibility to add properties to the pool of unencumbered assets which impacts the amount available for draw under the facility.

The Credit Facility is supported by a pool of eligible unencumbered properties that are owned by the subsidiaries of the OP that serve as guarantors. The availability of borrowings under the Revolving Credit Facility continues to be based on the value of a pool of eligible unencumbered real estate assets owned by us (see details below) and compliance with various ratios related to those assets, and the amendment and restatement of the Credit Facility also included amendments to provisions governing the calculation of the value of the borrowing base.

The Credit Facility requires payments of interest only prior to maturity. Borrowings under the Credit Facility bear interest at a variable rate per annum based on an applicable margin that varies based on the ratio of consolidated total indebtedness to consolidated total asset value of us and our subsidiaries plus either (i) the Base Rate (as defined in the Credit Facility) or (ii) the applicable Benchmark Rate (as defined in the Credit Facility) for the currency being borrowed. Following the amendment and restatement of the Credit Facility, the applicable interest rate margin is based on a range from 0.30% to 0.90% per annum with respect to Base Rate borrowings under the Revolving Credit Facility and 1.30% to 1.90% per annum with respect to Benchmark Rate borrowings under the Revolving Credit Facility. These spreads reflected a reduction from the previous spreads. For Benchmark Rate Loans denominated in Dollars that bear interest calculated by reference to Term SOFR, there is an additional spread adjustment depending on the length of the interest period. In addition, (i) if we achieve an investment grade credit rating from at least two rating agencies, the OP can elect for the spread to be based on our credit rating, and (ii) the "floor" on the applicable Benchmark is 0%. As of December 31, 2022, the Credit Facility had a weighted-average effective interest rate of 4.6% after giving effect to interest rate swaps in place.

Through March 31, 2022, prior to the amendment and restatement of Credit Facility, the Credit Facility consisted of two components, a Revolving Credit Facility and a Term Loan, both of which required payment of interest-only. The Revolving Credit Facility was scheduled to mature on August 1, 2023, and the Term Loan was scheduled to mature on August 1, 2024.

Following the amendment and restatement, the Credit Facility now matures on October 8, 2026, subject to our option, subject to customary conditions, to extend the maturity date by up to two additional six-month terms. Borrowings under the Credit Facility may be prepaid at any time, in whole or in part, without premium or penalty, subject to customary breakage costs associated with borrowings for the applicable Benchmark Rate.

Our Credit Facility requires us through the OP to pay an unused fee per annum of 0.25% of the unused balance of the Revolving Credit Facility if the unused balance exceeds or is equal to 50% of the total commitment or a fee per annum of 0.15% of the unused balance of the Revolving Credit Facility if the unused balance is less than 50% of the total commitment. From and after the time the Company obtains an investment grade credit rating, the unused fee will be replaced with a facility fee based on the total commitment under the Revolving Credit Facility multiplied by 0.30%, decreasing as our credit rating increases.

The availability of borrowings under the Revolving Credit Facility is based on the value of a pool of eligible unencumbered real estate assets owned by us and compliance with various ratios related to those assets. Also, we have a $7.4 million letter of credit held by a lender which was put in place to cure a cash trap sweep event under one of our mortgages (see "— *Covenants —Multi-Tenant Mortgage Loan III*" section below for additional information on this letter of credit).

Any future borrowings may, at our option be denominated in USD, EUR, Canadian Dollars, GBP or Swiss Francs. Amounts borrowed may not, however, be converted to, or repaid in, another currency once borrowed.

### *Covenants*

As of December 31, 2022, we were in compliance with the covenants under the Indenture governing the Senior Notes and the Credit Facility (see *Note 5 — Revolving Credit Facility and Term Loan, Ne*t and *Note 6 — Senior Notes, Net* to our consolidated financial statements included in this Annual Report on Form 10-K for further discussion on the Credit Facility and Senior Notes and the related covenants).

Our mortgage notes payable agreements require compliance with certain property-level financial covenants including debt service coverage ratios. As of December 31, 2022, we were in compliance with all of the financial covenants under our mortgage notes payable agreements.

Multi-Tenant Mortgage Loan III

During the three months ended December 31, 2020, a tenant did not renew its lease triggering a cash sweep event under one of the Company's mortgage loans secured by seven of our properties with a balance of $98.5 million as of December 31, 2022. The event triggering the cash sweep was not, however, an event of default. During the first quarter of 2021, we cured the cash sweep event by posting a $3.2 million letter of credit (subject to future increase under the terms of the loan agreement, to a maximum amount of $7.4 million). During the third quarter of 2021, the amount of the letter of credit was increased by an additional $4.2 million or an aggregate of, $7.4 million. This $7.4 million letter of credit is being held by the lender until such time we are able to find a suitable replacement tenant and it reduces the availability for future borrowings under the Revolving Credit Facility.

The borrower entities under the same mortgage loan identified, based upon a review conducted during the three months ended June 30, 2022, that during the three months ended March 31, 2022, the borrowers failed to maintain the debt service coverage ratio required by the loan agreement for such period (a "DSCR Sweep Trigger"). Such failure, upon delivery of notice of the same by the lender, triggered a separate cash sweep event under the loan. A DSCR Sweep Trigger is not an event of default and instead triggers a cash sweep. The lender notified the borrower entities of the occurrence of a DSCR Sweep Trigger under the loan for the three-months ended March 31, 2022 and the continuance of such DSCR Sweep Trigger for the three months ended June 30, 2022. Per the loan agreement we can cure the cash sweep resulting from a DSCR Sweep Trigger by delivering a letter of credit in the face amount of the excess cash flow for the trailing three months immediately preceding the date of the DSCR Sweep Trigger. Such letter of credit is thereafter recalculated and increased (but never decreased) every three-month period thereafter until such time as the borrowers demonstrate compliance with the debt service coverage ratio required by the loan for a period of two consecutive calendar quarters. We cured the cash sweep resulting from the DSCR Sweep Trigger referenced above for the relevant periods by delivering a letter of credit to the lender in the face amount of approximately $0.9 million. The face value of such letter of credit was thereafter increased by $1.3 million to reflect the continuance of the DSCR Sweep Trigger for the three months ended September 30, 2022. The DSCR Sweep Trigger remained in place for the quarter ended December 31, 2022 and we intend to cure the cash sweep that would otherwise result from such continuance by further increasing the letter of credit by an additional $0.7 million as required by the terms of the loan agreement. Such letter of credit is held by the lender, and we expect to maintain the effectiveness of the cash sweep cure by future increases to the face value of such letter of credit on a quarterly basis, in each case in accordance with the terms of the loan agreement, until such time as we restore compliance with the debt service coverage ratio required by the loan agreement for the requisite two-calendar-quarter time period. For so long as it remains outstanding, the face value of such letter of credit will represent a dollar-for-dollar reduction to availability under the Revolving Credit Facility for future borrowings.

French Properties

During the fourth quarter of 2022, we repaid the full principal amount of a €70.0 million (approximately $72.3 million on the repayment date) mortgage loan secured by our properties located in France. A cash sweep event under this loan was triggered during the second and third quarters of 2021 and, as a result, a total of approximately $6.9 million of cash had been swept into a cash collateral account prior to repayment of the mortgage loan. All of the cash from the cash collateral account was used as part of the repayment of the remaining principal balance under this mortgage loan.

Multi-Tenant Mortgage Loan IV

During the three months ended September 30, 2021, a tenant exercised its right to terminate its lease effective December 31, 2022. Notice of the termination triggered a lease sweep event, which began in the fourth quarter of 2021, under one of our mortgage loans secured by this property. This was not, however, an event of default. The mortgage loan had a balance of $97.5 million as of December 31, 2022 and it encumbers 16 properties, including this property. Pursuant to the terms of the loan agreement, the lender swept all cash flow attributable to the lease that triggered the lease sweep event into a rollover reserve account not to exceed an aggregate cap of $0.8 million, which has been met. The reserve will be held by the lender who is required to make the reserve funds available to us to fund re-tenanting expenses for the property. The lease sweep event will be cured under the loan agreement if and when we lease the space to a new tenant approved by the lender and, at such time, any amounts remaining in the rollover reserve account in respect of the lease sweep event will be released to us.

**Non-GAAP Financial Measures**

This section discusses the non-GAAP financial measures we use to evaluate our performance including Funds from Operations ("FFO"), Core Funds from Operations ("Core FFO") and Adjusted Funds from Operations ("AFFO"). A description of these non-GAAP measures and reconciliations to the most directly comparable GAAP measure, which is net income, is provided below.

*Use of Non-GAAP Measures*

FFO, Core FFO, and AFFO should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO, Core FFO and AFFO measures. Other REITs may not define FFO in accordance with the current NAREIT (as defined below) definition (as we do), or may interpret the current NAREIT definition differently than we do, or may calculate Core FFO or AFFO differently than we do. Consequently, our presentation of FFO, Core FFO and AFFO may not be comparable to other similarly-titled measures presented by other REITs.

We consider FFO, Core FFO and AFFO useful indicators of our performance. Because FFO, Core FFO and AFFO calculations exclude such factors as depreciation and amortization of real estate assets and gain or loss from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), FFO, Core FFO and AFFO presentations facilitate comparisons of operating performance between periods and between other REITs.

As a result, we believe that the use of FFO, Core FFO and AFFO, together with the required GAAP presentations, provide a more complete understanding of our operating performance including relative to our peers and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. However, FFO, Core FFO and AFFO are not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions. Investors are cautioned that FFO, Core FFO and AFFO should only be used to assess the sustainability of our operating performance excluding these activities, as they exclude certain costs that have a negative effect on our operating performance during the periods in which these costs are incurred.

Constant currency results exclude any benefit or loss caused by foreign exchange fluctuations between foreign currencies and the United States dollar which would not have occurred if there had been a constant exchange rate. Revenue from tenants on a Constant Currency basis is calculated by applying the average monthly currency rates from prior comparable period to Revenues from tenants from the applicable period. We believe that this measure provides investors with information about revenue results and trends that eliminates currency volatility while increasing the comparability of our underlying results and trends.

***Funds from Operations, Core Funds from Operations and Adjusted Funds from Operations***

*Funds from Operations*

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, has promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. FFO is not equivalent to net income or loss as determined under GAAP.

We calculate FFO, a non-GAAP measure, consistent with the standards established over time by the Board of Governors of NAREIT, as restated in a White Paper approved by the Board of Governors of NAREIT effective in December 2018 (the "White Paper"). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding depreciation and amortization related to real estate, gain and loss from the sale of certain real estate assets, gain and loss from change in control and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. Our FFO calculation complies with NAREIT's definition.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, and straight-line amortization of intangibles, which implies that the value of a real estate asset diminishes predictably over time. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation and certain other items may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, among other things, provides a more complete understanding of our performance to investors and to management, and, when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income.

*Core Funds from Operations*

In calculating Core FFO, we start with FFO, then we exclude certain non-core items such as acquisition, transaction and other costs, as well as certain other costs that are considered to be non-core, such as debt extinguishment costs, fire loss and other costs related to damages at our properties. The purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our core business plan to generate operational income and cash flows in order to make dividend payments to stockholders. In evaluating investments in real estate, we differentiate the costs to acquire the investment from the subsequent operations of the investment. We also add back non-cash write-offs of deferred financing costs and prepayment penalties incurred with the early extinguishment of debt which are included in net income but are considered financing cash flows when paid in the statement of cash flows. We consider these write-offs and prepayment penalties to be capital transactions and not indicative of operations. By excluding expensed acquisition, transaction and other costs as well as non-core costs, we believe Core FFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties.

*Adjusted Funds from Operations*

In calculating AFFO, we start with Core FFO, then we exclude certain income or expense items from AFFO that we consider more reflective of investing activities, other non-cash income and expense items and the income and expense effects of other activities that are not a fundamental attribute of our business plan. These items include early extinguishment of debt and other items excluded in Core FFO as well as unrealized gain and loss, which may not ultimately be realized, such as gain or loss on derivative instruments, gain or loss on foreign currency transactions, and gain or loss on investments. In addition, by excluding non-cash income and expense items such as amortization of above-market and below-market leases intangibles, amortization of deferred financing costs, straight-line rent and equity-based compensation from AFFO, we believe we provide useful information regarding income and expense items which have a direct impact on our ongoing operating performance. We also exclude revenue attributable to the reimbursement by third parties of financing costs that we originally incurred because these revenues are not, in our view, related to operating performance. We also include the realized gain or loss on foreign currency exchange contracts for AFFO as such items are part of our ongoing operations and affect our current operating performance.

In calculating AFFO, we exclude certain expenses which under GAAP are characterized as operating expenses in determining operating net income. All paid and accrued acquisition, transaction and other costs (including prepayment penalties for debt extinguishments) and certain other expenses, including costs incurred for the 2023 proxy that were specifically related to our 2023 proxy contest and related litigation, negatively impact our operating performance during the period in which expenses are incurred or properties are acquired will also have negative effects on returns to investors, but are not reflective of on-going performance. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income. In addition, as discussed above, we view gain and loss from fair value adjustments as items which are unrealized and may not ultimately be realized and not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. Excluding income and expense items detailed above from our calculation of AFFO provides information consistent with management's analysis of our operating performance. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gain or loss, we believe AFFO provides useful supplemental information. By providing AFFO, we believe we are presenting useful information that can be used to, among other things, assess our performance without the impact of transactions or other items that are not related to our portfolio of properties. AFFO presented by us may not be comparable to AFFO reported by other REITs that define AFFO differently. Furthermore, we believe that in order to facilitate a clear understanding of our operating results, AFFO should be examined in conjunction with net income (loss) as presented in our consolidated financial statements. AFFO should not be considered as an alternative to net income (loss) as an indication of our performance or to cash flows as a measure of our liquidity or ability to make distributions.

*Accounting Treatment of Rent Deferrals*

All of the concessions granted to our tenants as a result of the COVID-19 pandemic are rent deferrals with the original lease term unchanged and collection of deferred rent deemed probable (see the *Overview - Management Update on the Impacts of the COVID-19 Pandemic* section of this Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information on rent deferrals). As a result of relief granted by the FASB and SEC related to lease modification accounting, rental revenue used to calculate net income and NAREIT FFO has not been, and we do not expect we will be, significantly impacted by the deferrals we have entered into. In addition, since we currently believe that these deferral amounts are collectable, we have excluded from the increase in straight-line rent for AFFO purposes the amounts recognized under GAAP relating to rent deferrals. For a detailed discussion of our revenue recognition policy, including details related to the relief granted by the FASB and SEC, see *Note 2 — Summary of Significant Accounting Policies* to the consolidated financial statements included in this Annual Report on Form 10-K.

| (In thousands) | Year Ended December 31, 2022 | 2021 |
|---|---|---|
| Net loss attributable to common stockholders (in accordance with GAAP) | $ (8,363) | $ (8,698) |
| Impairment charges | 21,561 | 17,525 |
| Depreciation and amortization | 154,026 | 163,076 |
| (Gain) loss on dispositions of real estate investments | (325) | (1,484) |
| **FFO (as defined by NAREIT) attributable to common stockholders [(1)]** | 166,899 | 170,419 |
| Acquisition, transaction and other costs | 244 | 141 |
| Loss on extinguishment of debt | 2,040 | — |
| **Core FFO attributable to common stockholders [(1)]** | 169,183 | 170,560 |
| Non-cash equity-based compensation | 12,072 | 11,032 |
| Non-cash portion of interest expense | 9,494 | 9,878 |
| Amortization related to above and below-market lease intangibles and right-of-use assets, net | 1,303 | 242 |
| Straight-line rent | (9,608) | (5,748) |
| Straight-line rent (rent deferral agreements) [(2)] | (159) | (1,689) |
| Unrealized loss on undesignated foreign currency advances and other hedge ineffectiveness | (2,439) | — |
| Eliminate unrealized gains on foreign currency transactions [(3)] | (9,366) | (6,252) |
| Amortization of mortgage discounts | 939 | 708 |
| Reimbursement of financing costs from McLaren loan [(4)] | — | (5,234) |
| Expenses attributable to 2023 proxy contest and related litigation [(5)] | 1,436 | — |
| **AFFO attributable to common stockholders [(1)]** | $ 172,855 | $ 173,497 |
| | | |
| **Summary** | | |
| FFO (as defined by NAREIT) attributable to common stockholders | $ 166,899 | $ 170,419 |
| Core FFO attributable to common stockholders | $ 169,183 | $ 170,560 |
| AFFO attributable to common stockholders | $ 172,855 | $ 173,497 |

---

(1) FFO, Core FFO and AFFO for the year ended December 31, 2022 and 2021 includes income from a lease termination fee of $0.3 million and $8.8 million, respectively, which is recorded in Revenue from tenants in the consolidated statements of operations. The termination fee of approximately $9.0 million was paid to us by the tenant at the end of the lease term on January 4, 2022, however it was earned and recorded as income evenly over the period from September 3, 2021 through January 4, 2022.

(2) Represents amounts related to deferred rent pursuant to lease negotiations which qualify for FASB relief for which rent was deferred but not reduced. These amounts are included in the straight-line rent receivable on our balance sheet but are considered to be earned revenue attributed to the current period for rent that was deferred, for purposes of AFFO, as they are expected to be collected. Accordingly, when the deferred amounts are collected, the amounts reduce AFFO.

(3) For AFFO purposes, we adjust for unrealized gains and losses. For the year ended December 31, 2022, the gain on derivative instruments was $18.6 million which consisted of unrealized gains of $9.4 million and realized gains of $9.2 million. For the year ended December 31, 2021, the gain on derivative instruments was $5.8 million which consisted of unrealized gains of $6.3 million and realized losses of $0.5 million.

(4) Amount represents a receivable recorded for financing costs we incurred in connection with the mortgage loan that financed the acquisition of the global headquarters of the McLaren Group that the McLaren Group is required to reimburse. For accounting purposes, the receivable for these reimbursable costs is included in prepaid expenses and other assets on the consolidated balance sheet and in revenue from tenants in the consolidated statements of operations since the receivable is considered to be earned revenue attributed to the prior year-to date period.

(5) Amount relates to costs incurred for the 2023 proxy that were specifically related to our 2023 proxy contest and related litigation. We do not consider these expenses to be part of our normal operating performance and have, accordingly, increased AFFO for this amount.

### *Dividends*

The amount of dividends payable to our common stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for dividends, our financial condition, provisions in our Credit Facility or other agreements governing our indebtedness that may restrict our ability to pay dividends, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to maintain our status as a REIT.

Historically, and through March 31, 2020, we paid dividends on our Common Stock at an annualized rate of $2.13 per share or $0.5325 per share on a quarterly basis. In March 2020, our board of directors approved a change in the dividend to an annual rate of $1.60 per share or $0.40 per share on a quarterly basis. We have been paying dividends on our shares of common stock at that rate since the second quarter of 2020. Dividends authorized by our board of directors and declared by us have been, and we anticipate will continue to be, paid on a quarterly basis in arrears on the 15th day of the first month following the end of each fiscal quarter (unless otherwise specified) to common stockholders of record on the record date for such payment.

Dividends on our Series A Preferred Stock accrue in an amount equal to $0.453125 per share per quarter to Series A Preferred Stock holders, which is equivalent to 7.25% of the $25.00 liquidation preference per share of Series A Preferred Stock per annum. Dividends on our Series B Preferred Stock accrue in an amount equal to $0.429688 per share per quarter to Series B Preferred Stock holders, which is equivalent to 6.875% of the $25.00 liquidation preference per share of Series B Preferred Stock per annum. Dividends on the Series A Preferred Stock and Series B Preferred Stock are payable quarterly in arrears on the 15th day of January, April, July and October of each year (or, if not on a business day, on the next succeeding business day) to holders of record on the close of business on the record date set by our board of directors. Any accrued and unpaid dividends payable with respect to the Series A Preferred Stock and Series B Preferred Stock become part of the liquidation preference thereof.

Pursuant to the Credit Facility, we may not pay distributions, including cash dividends on, or redeem or repurchase Common Stock, Series A Preferred Stock, Series B Preferred Stock, or any other class or series of stock we may issue in the future, that exceed 100% of our Adjusted FFO as defined in the Credit Facility (which is different from AFFO disclosed in this Annual Report on Form 10-K) for any period of four consecutive fiscal quarters, except in limited circumstances, including that for one fiscal quarter in each calendar year, we may pay cash dividends and other distributions and redeem or repurchase an aggregate amount equal to no more than 105% of our Adjusted FFO. We used the exception to pay dividends that were between 100% of Adjusted FFO to 105% of Adjusted FFO during the quarter ended on June 30, 2020, and may use this exception in the future. In the past, the lenders under our Credit Facility have consented to increase the maximum amount of our Adjusted FFO we may use to pay cash dividends and other distributions and make redemptions and other repurchases in certain periods, but there can be no assurance that they will do so again in the future. In the past, the lenders under our Credit Facility have consented to increase the maximum amount of our Adjusted FFO we may use to pay cash dividends and other distributions and make redemptions and other repurchases in certain periods, but there can be no assurance that they will do so again in the future.

The following table shows the sources for the payment of dividends to holders of our Common Stock, Series A Preferred Stock, Series B Preferred Stock, and distributions to holders of LTIP Units for the periods indicated:

| | Three Months Ended | | | | | | | | Year Ended | |
| | March 31, 2022 | | June 30, 2022 | | September 30, 2022 | | December 31, 2022 | | December 31, 2022 | |
| *(In thousands)* | | Percentage of Dividends | | Percentage of Dividends | | Percentage of Dividends | | Percentage of Dividends | | Percentage of Dividends |
|---|---|---|---|---|---|---|---|---|---|---|
| **Dividends and Distributions:** | | | | | | | | | | |
| Dividends to holders of Common Stock | $ 41,566 | | $ 41,558 | | $ 42,056 | | $ 41,657 | | $ 166,837 | |
| Dividends to holders of Series A Preferred Stock | 3,081 | | 3,081 | | 3,081 | | 3,081 | | 12,324 | |
| Dividends to holders of Series B Preferred Stock | 1,935 | | 2,013 | | 2,013 | | 2,018 | | 7,979 | |
| Distributions to holders of LTIP Units | 100 | | 100 | | 100 | | 100 | | 400 | |
| Total dividends and distributions | $ 46,682 | | $ 46,752 | | $ 47,250 | | $ 46,856 | | $ 187,540 | |
| | | | | | | | | | | |
| **Source of dividend coverage:** | | | | | | | | | | |
| Cash flows provided by operations | $ 46,682 | 100.0 % | $ 44,074 | 94.3 % | $ 47,250 | 100.0 % | $ 22,220 | 47.4 % | $ 181,820 [(1)] | 96.9 % |
| Available cash on hand | — | — % | 2,678 | 5.7 % | — | — % | 24,636 | 52.6 % | 5,720 [(1)] | 3.1 % |
| Total sources of dividend and distribution coverage | $ 46,682 | 100.0 % | $ 46,752 | 100.0 % | $ 47,250 | 100.0 % | $ 46,856 | 100.0 % | $ 187,540 | 100.0 % |
| | | | | | | | | | | |
| Cash flows provided by operations (GAAP basis) | $ 61,813 | | $ 44,074 | | $ 53,713 | | $ 22,220 | | $ 181,820 | |
| | | | | | | | | | | |
| Net income (loss) attributable to common stockholders (in accordance with GAAP) | $ 10,541 | | $ (716) | | $ 14,838 | | $ (33,026) | | $ (8,363) | |

——————
[(1)] Year-to-date totals will not equal the sum of the quarters. Each quarter and year-to-date period is evaluated separately for purposes of this table.

### *Foreign Currency Translation*

Our reporting currency is the USD. The functional currency of our foreign investments is the applicable local currency for each foreign location in which we invest. Assets and liabilities in these foreign locations (including intercompany balances for which settlement is not anticipated in the foreseeable future) are translated at the spot rate in effect at the applicable reporting date. The amounts reported in the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment is recorded as a component of accumulated other comprehensive income in the consolidated statements of equity. We are exposed to fluctuations in foreign currency exchange rates on property investments in foreign countries which pay rental income, incur property related expenses and borrow in currencies other than our functional currency, the USD. We have used and may continue to use foreign currency derivatives including options, currency forward and cross currency swap agreements to manage our exposure to fluctuations in GBP-USD and EUR-USD exchange rates (see *Note 8 — Derivatives and Hedging Activities* to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion).

### Election as a REIT

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for our taxable year ended December 31, 2013. We believe that, commencing with such taxable year, we have been organized and have operated in a manner so that we qualify for taxation as a REIT under the Code. We intend to continue to operate in such a manner to qualify for taxation as a REIT, but can provide no assurances that we will operate in a manner so as to remain qualified as a REIT. To continue to qualify for taxation as a REIT, we must distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard for the deduction for dividends paid and excluding net capital gains, and must comply with a number of other organizational and operational requirements. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on the portion of our REIT taxable income that we distribute to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and properties, as well as federal income and excise taxes on our undistributed income.

In addition, our international assets and operations, including those owned through direct or indirect subsidiaries that are disregarded entities for U.S. federal income tax purposes, continue to be subject to taxation in the foreign jurisdictions where those assets are held or those operations are conducted.

**Inflation**

We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions, or those leases which have escalations at rates which do not exceed or approximate current inflation rates. As of December 31, 2022, the increase to the 12-month CPI for all items, as published by the Bureau of Labor Statistics, was 6.5%. To help mitigate the adverse impact of inflation, approximately 94.5% of our leases with our tenants contain rent escalation provisions that increase the cash rent that is due over time by an average cumulative increase of 1.2% per year. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). As of December 31, 2022, approximately 63.4%, based on straight line rent, are fixed-rate increase averaging 1.7%, 25.9% are based on the Consumer Price Index, subject to certain caps, 5.2% are based on other measures, and 5.5% do not contain any escalation provisions.

In addition, we may be required to pay costs for maintenance and operation of properties which may adversely impact our results of operations due to potential increases in costs and operating expenses resulting from inflation. However, our net leases require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation. As the costs of general goods and services continue to rise, we may be adversely impacted by increases in general and administrative costs due to overall inflation.

**Related-Party Transactions and Agreements**

Please see *Note 11 — Related Party Transactions* to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion of the various related party transactions, agreements and fees.

**Off-Balance Sheet Arrangements**

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

*Market Risk*

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk, and we are also exposed to further market risk as a result of concentrations of tenants in certain industries and/or geographic regions. Adverse market factors can affect the ability of tenants in a particular industry/region to meet their respective lease obligations. In order to manage this risk, we view our collective tenant roster as a portfolio, and in our investment decisions we attempt to diversify our portfolio so that we are not overexposed to a particular industry or geographic region.

Generally, we do not use derivative instruments to hedge credit risks or for speculative purposes. However, from time to time, we have entered and may continue to enter into foreign currency forward contracts to hedge our foreign currency cash flow exposures.

*Interest Rate Risk*

The values of our real estate and related fixed-rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled, or otherwise if we do not choose to repay the debt when due. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. Increases in interest rates may have an impact on the credit profile of certain tenants.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. We have obtained, and may in the future obtain, variable-rate, non-recourse mortgage loans, and as a result, we have entered into, and may continue to enter into, interest rate swap agreements or interest rate cap agreements with lenders. Interest rate swap agreements effectively convert the variable-rate debt service obligations of the loan to a fixed rate, while interest rate cap agreements limit the underlying interest rate from exceeding a specified strike rate. Interest rate swaps are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flows over a specific period, and interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the interest payments on the debt obligation. The face amounts on which the swaps or caps, are based are not exchanged. Our objective in using these derivatives is to limit our exposure to interest rate movements. We estimated that the total fair value of our interest rate swaps, which are included in Derivative assets, at fair value and Derivative liabilities, at fair value in the consolidated financial statements, which totaled $37.3 million and $0.3 million as of December 31, 2022, respectively (see *Note 8 — Derivatives and Hedging Activities* to our consolidated financial statements included in this Annual Report on Form 10-K).

As of December 31, 2022, our total consolidated debt, which includes borrowings under the Credit Facility and secured mortgage financings, had a total carrying value of $2.4 billion, an estimated fair value of $2.3 billion and a weighted-average effective interest rate per annum of 4.0%. At December 31, 2022, a significant portion (approximately 70%) of our long-term debt either bore interest at fixed rates, or was swapped to a fixed rate.

The annual interest rates on our fixed-rate debt mortgage debt at December 31, 2022 ranged from 1.4% to 6.0% and the fixed interest rate on our Senior Notes is 3.75%. In the aggregate, these fixed rate instruments had a weighted-average interest rate of 3.8%.

The contractual annual interest rates on our variable-rate debt at December 31, 2022 ranged from 1.9% to 4.6% and had a weighted-average interest rate of 4.4%. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on our refinancing needs and acquisition activity. In addition, our interest expense will vary based on movements in interest rates, including LIBOR rates. Our debt obligations are more fully described in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations-Contractual Obligations* above.

The following table presents future principal payments based upon expected maturity dates of our debt obligations outstanding at December 31, 2022:

| (In thousands) | Fixed-rate debt [1] [2] | Variable-rate debt [1] | Total Debt |
|---|---|---|---|
| 2023 [3] | $ 199,569 | $ 49,891 | $ 249,460 |
| 2024 | 314,053 | 15,846 | 329,899 |
| 2025 | — | — | — |
| 2026 | — | 669,968 | 669,968 |
| 2027 | 662,580 | — | 662,580 |
| Thereafter | 502,750 | — | 502,750 |
| Total | $ 1,678,952 | $ 735,705 | $ 2,414,657 |

---

[1] Assumes exchange rates of £1.00 to $1.21 for GBP and €1.00 to $1.07 for EUR as of December 31, 2022, for illustrative purposes, as applicable.

[2] Fixed-rate debt includes variable debt that bears interest at margin plus a floating rate which is fixed through our interest rate swap agreements.

[3] See *Liquidity and Capital Resources - Mortgage Notes Payable* section above for additional discussion of the implications of debt coming due in 2023.

The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of this debt at December 31, 2022 by an aggregate increase of $0.4 million or an aggregate decrease of $0.5 million, respectively.

Annual interest expense on our unhedged variable-rate debt that does not bear interest at fixed rates at December 31, 2022 would increase or decrease by approximately $7.4 million for each respective 1% change in annual interest rates.

### *Foreign Currency Exchange Rate Risk*

We own foreign investments, primarily in Europe but also in Canada and as a result are subject to risk from the effects of exchange rate movements in the Euro, the GBP and the CAD which have affected and may continue to affect future costs and cash flows, in our functional currency, the USD. We generally manage foreign currency exchange rate movements by matching our debt service obligation to the lender and the tenant's rental obligation to us in the same currency. This reduces, but does not eliminate, our overall exposure to currency fluctuations. In addition, we have used and may continue to use currency hedging to further reduce the exposure to our net cash flow. We are generally a net receiver of the Euro, the GBP and the CAD (we receive more cash than we pay out). Our results of operations of our foreign properties benefit from a weaker USD, and are adversely affected by a stronger USD, relative to the foreign currency subject to any impacts from our hedging activity.

We have designated all current foreign currency draws under the Credit Facility as net investment hedges to the extent of our net investment in foreign subsidiaries. To the extent foreign draws in each currency exceed the net investment, we reflect the effects of changes in currency on such excess in earnings. As of December 31, 2022, we did not have any foreign currency draws in excess of our net investments in our foreign subsidiaries (see *Note 8 — Derivatives and Hedging Activities* to our consolidated financial statements included in this Annual Report on Form 10-K).

We enter into foreign currency forward contracts and put options to hedge certain of our foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of foreign currency at a certain price on a specific date in the future. By entering into forward contracts and holding them to maturity, we are locked into a future currency exchange rate for the term of the contract. A foreign currency put option contract consists of a right, but not the obligation, to sell a specified amount of foreign currency for a specified amount of another currency at a specific date. If the exchange rate of the currency fluctuates favorably beyond the strike rate of the put at maturity, the option would be considered "in-the-money" and exercised accordingly. The total estimated fair value of our foreign currency forward contracts and put options, which are included in derivatives, at fair value on the consolidated balance sheets, was in a net asset position of $6.2 million at December 31, 2022 (see *Note 7 — Fair Value of Financial Instruments* to our consolidated financial statements included in this Annual Report on Form 10-K). We have obtained, and may in the future obtain, non-recourse mortgage financing in a foreign currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to USD, the change in debt service, as translated to USD, will partially offset the effect of fluctuations in revenue and, to some extent, mitigate the risk from changes in foreign currency exchange rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable operating leases, for our foreign operations as of December 31, 2022, during each of the next five calendar years and thereafter, are as follows:

| (In thousands) | Future Minimum Base Rent Payments [1] | | | |
| | EUR | GBP | CAD | Total |
| --- | ---: | ---: | ---: | ---: |
| 2023 | $ 52,293 | $ 72,746 | $ 2,687 | $ 127,726 |
| 2024 | 50,399 | 67,683 | 2,727 | 120,809 |
| 2025 | 44,402 | 57,103 | 2,767 | 104,272 |
| 2026 | 40,781 | 50,095 | 2,669 | 93,545 |
| 2027 | 27,296 | 46,926 | 2,611 | 76,833 |
| Thereafter | 92,168 | 397,355 | 35,571 | 525,094 |
| Total | $ 307,339 | $ 691,908 | $ 49,032 | $ 1,048,279 |

_____

[1] Assumes exchange rates of £1.00 to $1.21 for GBP, €1.00 to $1.07 for EUR and $1.00 CAD to $0.74 as of December 31, 2022 for illustrative purposes, as applicable.

Scheduled debt service payments (principal and interest) for mortgage notes payable for our foreign operations as of December 31, 2022, during each of the next five calendar years and thereafter, are as follows:

| (In thousands) | Future Debt Service Payments [1] [2] | | |
| | Mortgage Notes Payable | | |
| | EUR | GBP | Total |
| --- | ---: | ---: | ---: |
| 2023 | $ 59,225 | $ 205,093 | $ 264,318 |
| 2024 | 208,664 | 124,473 | 333,137 |
| 2025 | — | — | — |
| 2026 | — | — | — |
| 2027 | — | — | — |
| Thereafter | — | — | — |
| Total | $ 267,889 | $ 329,566 | $ 597,455 |

We currently anticipate that, by their respective due dates, we will have repaid or refinanced certain of these loans, or extended it, but there can be no assurance that we will be able to refinance these loans on favorable terms, if at all. If refinancing has not occurred, we would expect to use our cash resources, including unused capacity on our Credit Facility, to make these payments, if necessary.

***Concentration of Credit Risk***

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities or have similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10%, based on the percentage of our annualized rental income as of December 31, 2022, in certain areas. See *Item 2. Properties* in this Annual Report on Form 10-K for further discussion on distribution across countries and industries.

Based on our annualized rental income, the majority of our directly owned real estate properties and related loans are located in the U.S. and Canada (65%) and the remaining are in the United Kingdom (17%), The Netherlands (5%), Finland

(4%) and Germany (3%). No individual tenant accounted for more than 10% of our annualized rental income at December 31, 2022. Based on annualized rental income, at December 31, 2022, our directly owned real estate properties contain significant concentrations in the following asset types: office (41%), industrial/distribution (56%), and retail (3%).

## Item 8. Financial Statements and Supplementary Data.

The information required by this Item 8 is hereby incorporated by reference to our consolidated financial statements beginning on page F-1 of this Annual Report on Form 10-K.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

## Item 9A. Controls and Procedures.

### *Disclosure Controls and Procedures*

In accordance with Rules 13a-15(b) and 15d-15(b) of the Exchange Act, we, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2022, the end of such period, that our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, within the time periods specified in the SEC rules and forms, information required to be disclosed by us in our reports that we file or submit under the Exchange Act, and in such information being accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

### *Management's Annual Reporting on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework* (2013).

Based on its assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated on its report, which is included on page F-2 in this Annual Report on Form 10-K.

### *Changes in Internal Control Over Financial Reporting*

During the three months ended December 31, 2022, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B. Other Information.

None.

## Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

## PART III

## Item 10. Directors, Executive Officers and Corporate Governance.

We have adopted a Code of Business Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. A copy of our Code of Business Conduct and Ethics may be obtained, free of charge, by sending a written request to our executive office – 650 Fifth Avenue – 30[th] Floor, New York, NY 10019, attention Chief Financial Officer. Our Code of Business Conduct and Ethics is also available on our website, www.globalnetlease.com.

The information required by this Item will either be set forth in our definitive proxy statement with respect to our 2023 annual meeting of stockholders to be filed not later than May 1, 2023, and incorporated herein by reference or in an amendment to this Annual Report of Form 10-K filed no later than May 1, 2023.

**Item 11. Executive Compensation.**

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2023 annual meeting of stockholders to be filed not later than May 1, 2023, and incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2023 annual meeting of stockholders to be filed not later than May 1, 2023, and incorporated herein by reference.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2023 annual meeting of stockholders to be filed not later than May 1, 2023, and incorporated herein by reference.

**Item 14. Principal Accountant Fees and Services.**

The information required by this Item will be set forth in our definitive proxy statement with respect to our 2023 annual meeting of stockholders to be filed not later than May 1, 2023, and incorporated herein by reference.

**PART IV**

**Item 15. Exhibits and Financial Statement Schedules.**

    **(a)**    **Financial Statement Schedules**

See the Index to audited consolidated financial statements at page F-1 of this report.

The following financial statement schedule is included herein at page F-54 of this report:

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2022 and for the years ended December 31, 2022 and 2021.

    **(b)**    **Exhibits**

### EXHIBITS INDEX

The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the year ended December 31, 2022 (and are numbered in accordance with Item 601 of Regulation S-K).

| Exhibit No. | Description |
| --- | --- |
| 3.1 [27] | Articles of Restatement of Global Net Lease, Inc., effective February 24, 2021. |
| 3.2 [1] | Amended and Restated Bylaws of Global Net Lease, Inc. |
| 3.3 [2] | Amendment to Amended and Restated Bylaws of Global Net Lease, Inc. |
| 3.4 [41] | Second Amendment to Amended and Restated Bylaws of Global Net Lease, Inc. |
| 4.1 [3] | Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P., dated June 2, 2015, between Global Net Lease, Inc. and Global Net Lease Special Limited Partner, LLC. |
| 4.2 [7] | Second Amendment, dated as of September 11, 2017, to the Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P., dated June 2, 2015. |
| 4.3 [9] | Third Amendment, dated as of December 15, 2017, to the Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P., dated June 2, 2015. |
| 4.4 [11] | Fourth Amendment, dated as of March 23, 2018, to the Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P., dated June 2, 2015. |
| 4.5 [12] | Fifth Amendment, dated as of July 19, 2018, to the Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P., dated June 2, 2015. |
| 4.6 [24] | Sixth Amendment, dated November 22, 2019, to the Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P., dated June 2, 2015. |
| 4.7 [25] | Seventh Amendment, dated December 13, 2019, to the Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P., dated June 2, 2015. |
| 4.8 [30] | Eighth Amendment dated June 3, 2021, to Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P., dated June 2, 2015. |
| 4.9 [31] | Ninth Amendment dated August 6, 2021, to Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P., dated June 2, 2015. |
| 4.10 * | Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. |
| 4.11 [2] | Rights Agreement, dated April 9, 2020, between Global Net Lease, Inc. and American Stock Transfer and Trust, LLC, as Rights Agent. |
| 4.12 [27] | Amendment to Rights Agreement, dated February 26, 2021, between Global Net Lease, Inc. and American Stock Transfer and Trust, LLC, as Rights Agent. |
| 4.13 [4] | Indenture, dated as of December 16, 2020, among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., the Guarantors party thereto and U.S. Bank National Association, as trustee (including the form of Notes). |
| 10.1 [3] | Fourth Amended and Restated Advisory Agreement, dated as of June 2, 2015, among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P. and Global Net Lease Advisors, LLC. |
| 10.2 [13] | First Amendment, to the Fourth Amended And Restated Advisory Agreement, dates as of August 14,2018, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., and Global Net Lease Advisors, LLC. |
| 10.3 [14] | Second Amendment to the Fourth Amended And Restated Advisory Agreement, dated as of November 6, 2018, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., and Global Net Lease Advisors, LLC. |

| Exhibit No. | Description |
|---|---|
| 10.4 [(15)] | Third Amendment to the Fourth Amended And Restated Advisory Agreement, dated as of May 6, 2020, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., and Global Net Lease Advisors, LLC. |
| 10.5 [(29)] | Fourth Amendment to the Fourth Amended And Restated Advisory Agreement, dated as of May 6,2021, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., and Global Net Lease Advisors, LLC. |
| 10.6 [(5)] | Property Management and Leasing Agreement, dated as of April 20, 2012, among Global Net Lease, Inc. (f/k/a American Realty Capital Global Trust, Inc.), Global Net Lease Operating Partnership, L.P. (f/k/a American Realty Capital Global Operating Partnership, L.P.) and Global Net Lease Properties, LLC) (f/k/a American Realty Capital Global Properties, LLC). |
| 10.7 [(8)] | Property Management and Leasing Agreement, dated as of October 27, 2017, among the entities listed on Exhibit A attached thereto and Global Net Lease Properties, LLC. |
| 10.8 [(8)] | First Amendment, dated as of October 27, 2017, to the Property Management and Leasing Agreement, dated as of April 20, 2012, among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P. and Global Net Lease Properties, LLC. |
| 10.9 [(10)] | Second Amendment, dated as of February 27, 2018, to the Property Management and Leasing Agreement, dated as of April 20, 2012, among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P. and Global Net Lease Properties, LLC. |
| 10.10 [(17)] | Third Amendment, dated as of February 27, 2019, to the Property Management and Leasing Agreement, dated as of April 20, 2012, among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P. and Global Net Lease Properties, LLC. |
| 10.11 [(6)] | Amended and Restated Incentive Restricted Share Plan of Global Net Lease, Inc. (f/k/a American Realty Capital Global Trust, Inc.). |
| 10.12 [(8)] | Loan Agreement, dated as of October 27, 2017, by and among the wholly-owned subsidiaries of Global Net Lease Operating Partnership, L.P. listed on Schedule I attached thereto, as borrower, and Column Financial, Inc. and Citi Real Estate Funding, Inc., as lender. |
| 10.13 [(8)] | Guaranty Agreement, dated as of October 27, 2017, by Global Net Lease Operating Partnership, L.P. for the benefit of Column Financial, Inc. and Citi Real Estate Funding, Inc. |
| 10.14 [(8)] | Environmental Indemnity Agreement, dated as of October 27, 2017, by Global Net Lease Operating Partnership, L.P. and the wholly-owned subsidiaries of Global Net Lease Operating Partnership, L.P. listed on Schedule I attached thereto, in favor of Column Financial, Inc. and Citi Real Estate Funding, Inc. |
| 10.15 [(16)] | Investment Facility Agreement, dated as August 13, 2018, among the borrower and guarantor entities thereto and Lloyds Bank PLC. |
| 10.16 [(29)] | Form of Restricted Stock Unit Award Agreement. |
| 10.17 [(18)] | First Amendment, dated as of February 27, 2019, to 2018 Advisor Multi-Year Outperformance Award Agreement, dated as of July 19, 2018, between Global Net Lease, Inc., Global Net Lease Operating Partnership, and Global Net Lease Advisors, LLC. |
| 10.18 [(17)] | Equity Distribution Agreement, dated February 28, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., UBS Securities LLC, Robert W. Baird & Co. Incorporated, Capital One Securities, Inc., Mizuho Securities USA LLC, B. Riley FBR, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., BBVA Securities Inc., SMBC Nikko Securities America Inc., and Stifel, Nicolaus & Company Incorporated. |
| 10.19 [(18)] | Amendment No. 1, dated as of May 9, 2019, to Equity Distribution Agreement, dated February 28, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., UBS Securities LLC, Robert W. Baird & Co. Incorporated, Capital One Securities, Inc., Mizuho Securities USA LLC (formerly known as Mizuho Securities USA Inc.), B. Riley FBR, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., BBVA Securities Inc., SMBC Nikko Securities America, Inc., Stifel, Nicolaus & Company, Incorporated and Ladenburg Thalmann & Co. Inc. |
| 10.20 [(20)] | Amendment No. 2, dated as of June 21, 2019, to Equity Distribution Agreement, dated February 28, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., UBS Securities LLC, Robert W. Baird & Co. Incorporated, Capital One Securities, Inc., Mizuho Securities USA LLC (formerly known as Mizuho Securities USA Inc.), B. Riley FBR, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., BBVA Securities Inc., SMBC Nikko Securities America, Inc., Stifel, Nicolaus & Company, Incorporated, and Ladenburg Thalmann & Co. Inc. |

| Exhibit No. | Description |
|---|---|
| 10.21 [(23)] | Amendment No. 3, dated as of November 12, 2019, to Equity Distribution Agreement, dated February 28, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., Capital One Securities, Inc., Mizuho Securities USA LLC, B. Riley FBR, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., BBVA Securities Inc., SMBC Nikko Securities America, Inc. Stifel, Nicolaus & Company, Incorporated and Ladenburg Thalmann & Co. Inc. |
| 10.22 [(28)] | Amendment No. 4, dated as of March 19, 2021, to Equity Distribution Agreement, dated February 28, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., Capital One Securities, Inc., Mizuho Securities USA LLC, B. Riley FBR, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., BBVA Securities Inc., SMBC Nikko Securities America, Inc. Stifel, Nicolaus & Company, Incorporated and Ladenburg Thalmann & Co. Inc. |
| 10.23 [(33)] | Amendment No. 5, dated as of November 5, 2021, to Equity Distribution Agreement, dated February 28, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., Capital One Securities, Inc., Mizuho Securities USA LLC, B. Riley Securities, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., Jefferies LLC, SMBC Nikko Securities America, Inc. Stifel, Nicolaus & Company, Incorporated, Ladenburg Thalmann & Co. Inc. and Barclays Capital Inc. |
| 10.24 [(42)] | Amendment No. 6, dated as of February 25, 2022, to Equity Distribution Agreement, dated February 28, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., Capital One Securities, Inc., Mizuho Securities USA LLC, B. Riley Securities, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., Jefferies LLC, SMBC Nikko Securities America, Inc., JMP Securities LLC, Ladenburg Thalmann & Co. Inc. and Barclays Capital Inc. |
| 10.25 [(43)] | Amendment No. 7 dated as of August 5, 2022, to Equity Distribution Agreement, dated February 28, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., Capital One Securities, Inc., Mizuho Securities USA LLC, B. Riley Securities, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., SMBC Nikko Securities America, Inc., JMP Securities LLC, Ladenburg Thalmann & Co. Inc., Barclays Capital Inc., Huntington Securities, Inc., Credit Suisse Securities (USA) LLC, Synovus Securities, Inc., Comerica Securities, Inc. and SG Americas Securities, LLC. |
| 10.26 [(38)] | Amendment No. 8, dated as of November 4, 2022, to Equity Distribution Agreement, dated February 28, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., Capital One Securities, Inc., Mizuho Securities USA LLC, B. Riley Securities, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., SMBC Nikko Securities America, Inc., JMP Securities LLC, Ladenburg Thalmann & Co. Inc., Barclays Capital Inc., Huntington Securities, Inc., Credit Suisse Securities (USA) LLC, Synovus Securities, Inc., Comerica Securities, Inc. and SG Americas Securities, LLC. |
| 10.27 [(19)] | Property Management and Leasing Agreement, dated as of April 5, 2019 among the entities listed on Exhibit A attached thereto and Global Net Lease Properties, LLC. |
| 10.28 [(21)] | First Amended and Restated Credit Agreement, dated as of August 1, 2019, by and among the Global Net Lease Operating Partnership, L.P., as borrower, the lenders party thereto and KeyBank National Association, as agent. |
| 10.29 [(19)] | First Amendment, dated as of December 31, 2019, to First Amended and Restated Credit Agreement, dated as of August 1, 2019, by and among the Global Net Lease Operating Partnership, L.P., as borrower, the lenders party thereto and KeyBank National Association, as agent. |
| 10.30 [(34)] | Second Amendment, dated as of December 3, 2021, to First Amended and Restated Credit Agreement, dated as of August 1, 2019, by and among the Global Net Lease Operating Partnership, L.P., as borrower, the lenders party thereto and KeyBank National Association, as agent. |
| 10.31 [(21)] | First Amended and Restated Guaranty, dated as of August 1, 2019, by the Company, ARC Global Holdco, LLC, Global II Holdco, LLC and the other subsidiary parties thereto for the benefit of KeyBank National Association and the other lender parties thereto. |
| 10.32 [(21)] | First Amended & Restated Contribution Agreement, dated as of August 1, 2019, by and among the Company, Global Net Lease Operating Partnership, L.P., ARC Global Holdco, LLC, ARC Global II Holdco, LLC, the other subsidiary parties thereto. |
| 10.33 [(22)] | Loan Agreement, dated as of September 12, 2019, by and among the borrowers party thereto, and KeyBank National Association, as lender. |
| 10.34 [(22)] | Form of Promissory Note, dated as of September 12, 2019, by the borrowers party thereto in favor of KeyBank National Association, as lender. |
| 10.35 [(22)] | Guaranty Agreement, dated as of September 12, 2019, by Global Net Lease Operating Partnership, L.P. in favor of KeyBank National Association, as lender. |
| 10.36 [(22)] | Environmental Indemnity Agreement, dated as of September 12, 2019, by the borrowers party thereto and Global Net Lease Operating Partnership, L.P. in favor of KeyBank National Association, as indemnitee. |
| 10.37 [(22)] | Property Management and Leasing Agreement, dated as of September 12, 2019 among the entities listed on Exhibit A attached thereto and Global Net Lease Properties, LLC. |

| Exhibit No. | Description |
|---|---|
| 10.38 (25) | Equity Distribution Agreement, dated December 13, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P. and B. Riley FBR, Inc., BMO Capital Markets Corp., Ladenburg Thalmann & Co. Inc., D.A. Davidson & Co., and KeyBanc Capital Markets Inc. |
| 10.39 (32) | Amendment No. 1, dated as of August 6, 2021, to Equity Distribution Agreement, dated December 13, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., B. Riley Securities, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., Ladenburg Thalmann & Co. Inc. and Barclays Capital Inc. |
| 10.40 (38) | Amendment No. 2, dated as of November 4, 2022, to Equity Distribution Agreement, dated December 13, 2019, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., B. Riley Securities, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., Ladenburg Thalmann & Co. Inc. and Barclays Capital Inc. |
| 10.41 (19) | Form of Indemnification Agreement. |
| 10.42 (26) | Form of Restricted Share Award Agreement. |
| 10.43 (31) | Form of Award Agreement (Advisor Plan). |
| 10.44 (39) | 2021 Omnibus Incentive Compensation Plan of Global Net Lease, Inc. |
| 10.45 (40) | 2021 Advisor Omnibus Incentive Compensation Plan of Global Net Lease, Inc. |
| 10.46 (30) | 2021 Advisor Multi-Year Outperformance Award Agreement, dated as of June 3, 2021, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P. and Global Net Lease Advisors, LLC. |
| 10.47 (31) | Supplemental Agreement dated July 8, 2021, to Investment Facility Agreement, dated August 13, 2018, as amended, among the borrower and guarantor entities thereto and Lloyds Bank PLC. |
| 10.48 (36) | Second Amended and Restated Credit Agreement, dated as of April 8, 2022, by and among Global Net Lease Operating Partnership, L.P., as borrower, Global Net Lease, Inc. and the other guarantors party thereto, KeyBank National Association, as agent, and the other lender parties thereto. |
| 10.49 (36) | Omnibus Amendment to Guaranty and Contribution Agreement, dated as of April 8, 2022, by Global Net Lease, Inc., ARC Global Holdco, LLC, Global II Holdco, LLC and the other subsidiary parties thereto for the benefit of KeyBank National Association and the other lender parties thereto. |
| 10.50 (35) | Stock Award Agreement, dated as of May 5, 2022, by and between Global Net Lease, Inc. and James Nelson. |
| 10.51 (37) | First Amendment, dated as of July 26, 2022, to Second Amended and Restated Credit Agreement, dated as of April 8, 2022, by and among Global Net Lease Operating Partnership, L.P., as borrower, Global Net Lease, Inc. and the other guarantors party thereto, KeyBank National Association, as agent, and the other lender parties thereto. |
| 21.1 * | List of Subsidiaries. |
| 23.1 * | Consent of PricewaterhouseCoopers LLP. |
| 31.1 * | Certification of the Principal Executive Officer of Global Net Lease, Inc. pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 * | Certification of the Principal Financial Officer of Global Net Lease, Inc. pursuant to Securities Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32 * | Written statements of the Principal Executive Officer and Principal Financial Officer of Global Net Lease, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101.INS * | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH * | Inline XBRL Taxonomy Extension Schema Document. |
| 101.CAL * | Inline XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101.DEF * | Inline XBRL Taxonomy Extension Definition Linkbase Document. |
| 101.LAB * | Inline XBRL Taxonomy Extension Label Linkbase Document. |
| 101.PRE * | Inline XBRL Taxonomy Extension Presentation Linkbase Document. |
| 104 * | Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |

————————

\*     Filed herewith

(1)   Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on June 3, 2015.
(2)   Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on April 9, 2020.

(3)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on June 2, 2015.
(4)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 17, 2020.
(5)  Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 11, 2013.
(6)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on April 9, 2015.
(7)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 11, 2017.
(8)  Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the SEC on November 7, 2017.
(9)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 18, 2017.
(10)  Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 28, 2018.
(11)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 23, 2018.
(12)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 23, 2018.
(13)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 14, 2018.
(14)  Filed as an exhibit to our Current Report on Form 10-Q for the quarter ended September 30, 2018 filed with the SEC on November 7, 2018.
(15)  Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 filed with the SEC on May 7, 2020.
(16)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 16, 2018.
(17)  Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019.
(18)  Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed with the SEC on May 10, 2019.
(19)  Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 28, 2020.
(20)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on June 21, 2019.
(21)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 6, 2019.
(22)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 18, 2019.
(23)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 12, 2019.
(24)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 22, 2019.
(25)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 13, 2019.
(26)  Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 6, 2020.
(27)  Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on February 26, 2021.
(28)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 19, 2021.
(29)  Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on May 7, 2021.
(30)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on June 4, 2021.
(31)  Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed with the SEC on August 5, 2021.
(32)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 6, 2021.
(33)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 8, 2021.
(34)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 6, 2021.
(35)  Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 5, 2022.
(36)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on April 11, 2022.
(37)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 29, 2022.
(38)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 7, 2022.
(39)  Filed as Annex A to the Company's definitive proxy statement on Schedule 14A filed with the SEC on February 26, 2021.
(40)  Filed as Annex B to the Company's definitive proxy statement on Schedule 14A filed with the SEC on February 26, 2021.
(41)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 19, 2022.
(42)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 25, 2022.
(43)  Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on August 5, 2022.

## Item 16. Form 10-K Summary.

None.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 23rd day of February, 2023.

**GLOBAL NET LEASE, INC.**

By: /s/ James L. Nelson
_____
James L. Nelson
CHIEF EXECUTIVE OFFICER AND PRESIDENT

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Capacity | Date |
|---|---|---|
| /s/ P. Sue Perrotty<br>P. Sue Perrotty | Non-Executive Chair of the Board of Directors, and Nominating and Corporate Governance Committee Chair | February 23, 2023 |
| /s/ Edward M. Weil, Jr.<br>Edward M. Weil, Jr. | Director | February 23, 2023 |
| /s/ James L. Nelson<br>James L. Nelson | Chief Executive Officer, President and Director (Principal Executive Officer) | February 23, 2023 |
| /s/ Christopher J. Masterson<br>Christopher J. Masterson | Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer) | February 23, 2023 |
| /s/ M. Therese Antone<br>M. Therese Antone | Independent Director, Audit Committee Chair | February 23, 2023 |
| /s/ Edward G. Rendell<br>Edward G. Rendell | Independent Director, Compensation Committee Chair | February 23, 2023 |
| /s/ Abby M. Wenzel<br>Abby M. Wenzel | Independent Director | February 23, 2023 |

[This Page Intentionally Left Blank]

**GLOBAL NET LEASE, INC.**

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

Financial statement schedules other than those listed above are omitted because the required information is given in the financial statements, including the notes thereto, or because the conditions requiring their filing do not exist.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Global Net Lease, Inc.

### *Opinions on the Financial Statements and Internal Control over Financial Reporting*

We have audited the accompanying consolidated balance sheets of Global Net Lease, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive (loss) income, of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

### *Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Reporting on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

### *Definition and Limitations of Internal Control over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

# Report of Independent Registered Public Accounting Firm

## *Critical Audit Matters*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### *Purchase Price Allocations for Property Acquisitions*

As described in Notes 2 and 3 to the consolidated financial statements, the Company completed property acquisitions with cash paid for acquired real estate investments, net of liabilities assumed, of $33.9 million during the year ended December 31, 2022. For acquired properties with leases classified as operating leases, management allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures, and tenant improvements on an as-if vacant basis. Management utilizes various estimates, processes, and information to determine the as-if vacant property value. Estimates of value are made by management using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Fair value estimates are also made using significant assumptions such as capitalization rates, discount rates, fair market lease rates, and land values per square foot. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, and the value of in-place leases, as applicable. Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease, and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases.

The principal considerations for our determination that performing procedures relating to purchase price allocations for property acquisitions is a critical audit matter are the significant judgment by management to develop the fair value estimates of tangible and intangible assets and liabilities. This in turn led to a high degree of auditor judgment and subjectivity in applying procedures and evaluating audit evidence relating to these fair value estimates. In addition, significant audit effort was required in evaluating the significant assumptions relating to the discounted cash flows of tangible and intangible assets and liabilities and capitalization rates, discount rates, fair market lease rates, and land values per square foot. The audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to purchase price allocations for property acquisitions, including controls over management's valuation of tangible and intangible assets and liabilities and controls over developing the assumptions used in the discounted cash flow model, related to capitalization rates, discount rates, fair market lease rates, and land values per square foot. Audit procedures also included, among others, (i) reading the executed purchase agreements and lease documents; (ii) testing management's process for estimating the fair value of tangible and intangible assets and liabilities; (iii) testing management's projected cash flows used to estimate the fair value of tangible and intangible assets and liabilities, using professionals with specialized skill and knowledge to assist in doing so; and (iv) evaluating the accuracy of discounted cash flow model outputs, using professionals with specialized skill and knowledge to assist in doing so. Testing management's process included evaluating the appropriateness of the valuation methods and the reasonableness of the significant assumptions used in the discounted cash flow model, related to capitalization rates, discount rates, fair market lease rates, and land values per square foot. Evaluating the reasonableness of the significant assumptions included considering whether these assumptions were consistent with external market data, comparable transactions, and evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 23, 2023

We have served as the Company's auditor since 2015.

# GLOBAL NET LEASE, INC.

## CONSOLIDATED BALANCE SHEETS
### (In thousands, except share and per share data)

| | | December 31, | | |
|---|---|---|---|---|
| | | **2022** | | **2021** |
| **ASSETS** | | | | |
| Real estate investments, at cost (Note 3): | | | | |
| Land | $ | 494,101 | $ | 511,579 |
| Buildings, fixtures and improvements | | 3,276,656 | | 3,424,431 |
| Construction in progress | | 26,717 | | 6,975 |
| Acquired intangible lease assets | | 689,275 | | 748,363 |
| Total real estate investments, at cost | | 4,486,749 | | 4,691,348 |
| Less accumulated depreciation and amortization | | (891,479) | | (810,686) |
| Total real estate investments, net | | 3,595,270 | | 3,880,662 |
| Cash and cash equivalents | | 103,335 | | 89,668 |
| Restricted cash | | 1,110 | | 3,643 |
| Derivative assets, at fair value (Note 8) | | 37,279 | | 4,260 |
| Unbilled straight-line rent | | 73,037 | | 74,221 |
| Operating lease right-of-use asset (Note 10) | | 49,166 | | 52,851 |
| Prepaid expenses and other assets | | 64,348 | | 49,178 |
| Due from related parties | | 464 | | — |
| Deferred tax assets | | 3,647 | | 1,488 |
| Goodwill and other intangible assets, net | | 21,362 | | 22,060 |
| Deferred financing costs, net | | 12,808 | | 4,925 |
| **Total Assets** | $ | 3,961,826 | $ | 4,182,956 |
| **LIABILITIES AND EQUITY** | | | | |
| Mortgage notes payable, net (Note 4) | $ | 1,233,081 | $ | 1,430,915 |
| Revolving credit facility (Note 5) | | 669,968 | | 225,566 |
| Term loan, net (Note 5) | | — | | 278,554 |
| Senior notes, net (Note 6) | | 493,122 | | 491,735 |
| Acquired intangible lease liabilities, net | | 24,550 | | 29,345 |
| Derivative liabilities, at fair value (Note 8) | | 328 | | 4,259 |
| Due to related parties | | 1,183 | | 893 |
| Accounts payable and accrued expenses | | 22,889 | | 25,887 |
| Operating lease liability (Note 10) | | 21,877 | | 22,771 |
| Prepaid rent | | 28,456 | | 32,756 |
| Deferred tax liability | | 7,264 | | 8,254 |
| Dividends payable | | 5,189 | | 5,386 |
| **Total Liabilities** | | 2,507,907 | | 2,556,321 |
| Commitments and contingencies (Note 10) | | — | | — |
| **Stockholders' Equity (Note 9):** | | | | |
| 7.25% Series A cumulative redeemable preferred stock, $0.01 par value, liquidation preference $25.00 per share, 9,959,650 shares authorized, 6,799,467 shares issued and outstanding as of December 31, 2022 and 2021 | | 68 | | 68 |
| 6.875% Series B cumulative redeemable perpetual preferred stock, $0.01 par value, liquidation preference $25.00 per share, 11,450,000 shares authorized, 4,695,887 and 4,503,893 shares issued and outstanding as of December 31, 2022 and 2021, respectively | | 47 | | 45 |
| Common stock, $0.01 par value, 250,000,000 shares authorized, 104,141,899 and 103,900,452 shares issued and outstanding as of December 31, 2022 and 2021, respectively | | 2,371 | | 2,369 |
| Additional paid-in capital | | 2,683,169 | | 2,675,154 |
| Accumulated other comprehensive income | | 1,147 | | 15,546 |
| Accumulated deficit | | (1,247,781) | | (1,072,462) |
| **Total Stockholders' Equity** | | 1,439,021 | | 1,620,720 |
| Non-controlling interest | | 14,898 | | 5,915 |
| **Total Equity** | | 1,453,919 | | 1,626,635 |
| **Total Liabilities and Equity** | $ | 3,961,826 | $ | 4,182,956 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# GLOBAL NET LEASE, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS
### (In thousands, except share and per share data)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **Revenue from tenants** | $ 378,857 | $ 391,228 | $ 330,104 |
| | | | |
| **Expenses:** | | | |
| Property operating | 32,877 | 32,746 | 32,372 |
| Operating fees to related parties | 40,122 | 39,048 | 35,801 |
| Impairment charges | 21,561 | 17,525 | — |
| Acquisition, transaction and other costs | 244 | 141 | 663 |
| General and administrative | 17,737 | 17,231 | 13,264 |
| Equity-based compensation | 12,072 | 11,032 | 10,065 |
| Depreciation and amortization | 154,026 | 163,076 | 138,543 |
| Total expenses | 278,639 | 280,799 | 230,708 |
| Operating income before gain (loss) on dispositions of real estate investments | 100,218 | 110,429 | 99,396 |
| Gain (loss) on dispositions of real estate investments | 325 | 1,484 | (153) |
| Operating income | 100,543 | 111,913 | 99,243 |
| **Other income (expense):** | | | |
| Interest expense | (97,510) | (94,345) | (71,804) |
| Loss on extinguishment of debt | (2,040) | — | (3,601) |
| Gain (loss) on derivative instruments | 18,642 | 5,829 | (2,341) |
| Unrealized income (loss) on undesignated foreign currency advances and other hedge ineffectiveness | 2,439 | — | (6,039) |
| Other income | 981 | 121 | 289 |
| Total other expense, net | (77,488) | (88,395) | (83,496) |
| Net income before income tax | 23,055 | 23,518 | 15,747 |
| Income tax expense | (11,032) | (12,152) | (4,969) |
| **Net income** | 12,023 | 11,366 | 10,778 |
| Preferred stock dividends | (20,386) | (20,064) | (18,553) |
| **Net loss attributable to common stockholders** | $ (8,363) | $ (8,698) | $ (7,775) |
| | | | |
| **Basic and Diluted Loss Per Common Share:** | | | |
| Net loss per share attributable to common stockholders — Basic | $ (0.09) | $ (0.20) | $ (0.09) |
| Net loss per share attributable to common stockholders — Diluted | $ (0.09) | $ (0.20) | $ (0.09) |
| **Weighted average common shares outstanding:** | | | |
| Basic | 103,686,395 | 98,283,892 | 89,473,554 |
| Diluted | 103,686,395 | 98,283,892 | 89,473,554 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# GLOBAL NET LEASE, INC.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
### (In thousands)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| Net income | $ 12,023 | $ 11,366 | $ 10,778 |
| | | | |
| Other comprehensive income (loss) | | | |
| Cumulative translation adjustment | (42,794) | (5,712) | (3,266) |
| Designated derivatives, fair value adjustments | 28,395 | 13,185 | (8,856) |
| Other comprehensive (loss) income | (14,399) | 7,473 | (12,122) |
| | | | |
| Comprehensive (loss) income | (2,376) | 18,839 | (1,344) |
| | | | |
| Preferred stock dividends | (20,386) | (20,064) | (18,553) |
| | | | |
| Comprehensive loss attributable to common stockholders | $ (22,762) | $ (1,225) | $ (19,897) |

*The accompanying notes are an integral part of these consolidated financial statements.*

# GLOBAL NET LEASE, INC.
## CONSOLIDATED STATEMENTS OF EQUITY
### Years Ended December 31, 2022, 2021 and 2020
#### (In thousands, except share data)

| | Series A Preferred Stock | | Series B Preferred Stock | | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Accumulated Deficit | Total Stockholders' Equity | Non-controlling interest | Total Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Number of Shares | Par Value | Number of Shares | Par Value | Number of Shares | Par Value | | | | | | |
| **Balance, December 31, 2019** | 6,799,467 | $ 68 | 3,450,000 | $ 35 | 89,458,752 | $ 2,225 | $ 2,408,353 | $ 20,195 | $ (733,245) | $ 1,697,631 | $ 12,327 | $1,709,958 |
| Issuance of Common Stock, net | — | — | — | — | — | — | (345) | — | — | (345) | — | (345) |
| Issuance of Series A Preferred Stock, net | — | — | — | — | — | — | (125) | — | — | (125) | — | (125) |
| Issuance of Series B Preferred Stock, net | — | — | 411,953 | 4 | — | — | 10,146 | — | — | 10,150 | — | 10,150 |
| Dividends declared: | | | | | | | | | | | | |
| Common Stock, $1.73 per share | — | — | — | — | — | — | — | — | (155,086) | (155,086) | — | (155,086) |
| Series A Preferred Stock, $1.81 per share | — | — | — | — | — | — | — | — | (12,325) | (12,325) | — | (12,325) |
| Series B Preferred Stock, $1.72 per share | — | — | — | — | — | — | — | — | (6,228) | (6,228) | — | (6,228) |
| Equity-based compensation | — | — | — | — | 155,849 | 2 | 630 | — | — | 632 | 9,433 | 10,065 |
| Distributions to non-controlling interest holders | — | — | — | — | — | — | — | — | (441) | (441) | — | (441) |
| Net income | — | — | — | — | — | — | — | — | 10,778 | 10,778 | — | 10,778 |
| Cumulative translation adjustment | — | — | — | — | — | — | — | (3,266) | — | (3,266) | — | (3,266) |
| Designated derivatives, fair value adjustments | — | — | — | — | — | — | — | (8,856) | — | (8,856) | — | (8,856) |
| **Balance, December 31, 2020** | 6,799,467 | 68 | 3,861,953 | 39 | 89,614,601 | 2,227 | 2,418,659 | 8,073 | (896,547) | 1,532,519 | 21,760 | 1,554,279 |
| Issuance of Common Stock, net | — | — | — | — | 11,935,349 | 119 | 213,925 | — | — | 214,044 | — | 214,044 |
| Issuance of Series B Preferred Stock, net | — | — | 641,940 | 6 | — | — | 15,872 | — | — | 15,878 | — | 15,878 |
| Dividends declared: | | | | | | | | | | | | |
| Common Stock, $1.60 per share | — | — | — | — | — | — | — | — | (156,218) | (156,218) | — | (156,218) |
| Series A Preferred Stock, $1.81 per share | — | — | — | — | — | — | — | — | (12,324) | (12,324) | — | (12,324) |
| Series B Preferred Stock $1.72 per share | — | — | — | — | — | — | — | — | (7,740) | (7,740) | — | (7,740) |
| Redemption of OP Units | — | — | — | — | 2,135,496 | 21 | 25,276 | — | — | 25,297 | (25,297) | — |
| Equity-based compensation, net of forfeitures | — | — | — | — | 224,365 | 2 | 1,578 | — | — | 1,580 | 9,452 | 11,032 |
| Common shares repurchased upon vesting of restricted stock | — | — | — | — | (9,359) | — | (156) | — | — | (156) | — | (156) |
| Distributions to non-controlling interest holders | — | — | — | — | — | — | — | — | (10,999) | (10,999) | — | (10,999) |
| Net income | — | — | — | — | — | — | — | — | 11,366 | 11,366 | — | 11,366 |
| Cumulative translation adjustment | — | — | — | — | — | — | — | (5,712) | — | (5,712) | — | (5,712) |
| Designated derivatives, fair value adjustments | — | — | — | — | — | — | — | 13,185 | — | 13,185 | — | 13,185 |
| **Balance, December 31, 2021** | 6,799,467 | 68 | 4,503,893 | 45 | 103,900,452 | 2,369 | 2,675,154 | 15,546 | (1,072,462) | 1,620,720 | 5,915 | 1,626,635 |
| Issuance of Common Stock, net | — | — | — | — | 70,218 | 1 | 893 | — | — | 894 | — | 894 |
| Issuance of Series B Preferred Stock, net | — | — | 191,994 | 2 | — | — | 4,721 | — | — | 4,723 | — | 4,723 |
| Dividends declared: | | | | | | | | | | | | |
| Common Stock, $1.60 per share | — | — | — | — | — | — | — | — | (166,556) | (166,556) | — | (166,556) |
| Series A Preferred Stock, $1.81 per share | — | — | — | — | — | — | — | — | (12,324) | (12,324) | — | (12,324) |
| Series B Preferred Stock $1.72 per share | — | — | — | — | — | — | — | — | (8,062) | (8,062) | — | (8,062) |
| Equity-based compensation, net of forfeitures | — | — | — | — | 224,662 | 2 | 3,087 | — | — | 3,089 | 8,983 | 12,072 |
| Common shares repurchased upon vesting of restricted stock | — | — | — | — | (53,433) | (1) | (686) | — | — | (687) | — | (687) |
| Distributions to non-controlling interest holders | — | — | — | — | — | — | — | — | (400) | (400) | — | (400) |
| Net income | — | — | — | — | — | — | — | — | 12,023 | 12,023 | — | 12,023 |
| Cumulative translation adjustment | — | — | — | — | — | — | — | (42,794) | — | (42,794) | — | (42,794) |
| Designated derivatives, fair value adjustments | — | — | — | — | — | — | — | 28,395 | — | 28,395 | — | 28,395 |
| **Balance, December 31, 2022** | 6,799,467 | $ 68 | 4,695,887 | $ 47 | 104,141,899 | $ 2,371 | $ 2,683,169 | $ 1,147 | $ (1,247,781) | $ 1,439,021 | $ 14,898 | $1,453,919 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## GLOBAL NET LEASE, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Cash flows from operating activities:** | | | |
| Net income | $ 12,023 | $ 11,366 | $ 10,778 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Depreciation | 96,188 | 94,083 | 80,466 |
| Amortization of intangibles | 57,838 | 68,993 | 58,077 |
| Amortization of deferred financing costs | 9,494 | 9,878 | 7,809 |
| Amortization of mortgage discounts and premiums, net | 939 | 708 | 13 |
| Amortization of below-market lease liabilities | (3,531) | (4,358) | (3,444) |
| Amortization of above-market lease assets | 3,990 | 3,656 | 3,372 |
| Amortization related to right-of-use assets | 844 | 944 | 863 |
| Amortization of lease incentives and commissions | 1,362 | 761 | 341 |
| Bad debt expense | 677 | 1,131 | — |
| Unbilled straight-line rent | (9,608) | (5,748) | (7,937) |
| Termination fee - receipt (unbilled) | 8,558 | (8,753) | — |
| Equity-based compensation | 12,072 | 11,032 | 10,065 |
| Unrealized (gains) losses on foreign currency transactions, derivatives, and other | (9,366) | (6,252) | 6,752 |
| Unrealized (income) losses on undesignated foreign currency advances and other hedge ineffectiveness | (2,439) | — | 6,039 |
| Loss on extinguishment of debt | 2,040 | — | 3,601 |
| (Gain) loss on dispositions of real estate investments | (325) | (1,484) | 153 |
| Lease incentive and commission payments | (6,339) | (9,419) | (4,676) |
| Impairment charges and related lease intangible write-offs | 21,561 | 17,525 | — |
| Changes in operating assets and liabilities, net: | | | |
| Prepaid expenses and other assets | (4,361) | 3,711 | (6,275) |
| Deferred tax assets | (2,214) | 879 | 2,074 |
| Accounts payable and accrued expenses | (3,047) | (3,532) | 8,399 |
| Prepaid rent | (4,300) | 11,275 | 4,245 |
| Deferred tax liability | (236) | (3,903) | (2,818) |
| Taxes payable | — | — | (1,046) |
| **Net cash, cash equivalents and restricted cash provided by operating activities** | 181,820 | 192,493 | 176,851 |
| **Cash flows from investing activities:** | | | |
| Investment in real estate and real estate related assets | (33,894) | (477,393) | (464,144) |
| Deposits for real estate investments | (7,379) | — | — |
| Capital expenditures | (29,942) | (7,924) | (6,383) |
| Proceeds from dispositions of real estate investments | 54,678 | 48,747 | — |
| **Net cash, cash equivalents and restricted cash used in investing activities** | (16,537) | (436,570) | (470,527) |
| **Cash flows from financing activities:** | | | |
| Borrowings under revolving credit facilities | 180,170 | 194,375 | 338,112 |
| Repayments on revolving credit facilities | — | (78,437) | (428,715) |
| Proceeds from mortgage notes payable | — | 137,567 | 163,607 |
| Principal payments on mortgage notes payable | (136,700) | (71,433) | (117,586) |
| Payments on term loan | — | — | (136,702) |
| Proceeds from issuance of Senior Notes | — | — | 500,000 |
| Payments on early extinguishment of debt | (487) | — | (548) |
| Common shares repurchased upon vesting of restricted stock | (686) | (156) | — |
| Common Stock issuance proceeds (costs), net | 894 | 214,044 | (345) |
| Series A Preferred Stock issuance costs | — | — | (125) |
| Series B Preferred Stock issuance proceeds, net | 4,723 | 15,878 | 10,150 |
| Payments of financing costs | (10,116) | (6,467) | (14,238) |
| Dividends paid on Common Stock | (166,837) | (156,218) | (155,059) |
| Dividends paid on Series A Preferred Stock | (12,324) | (12,324) | (12,325) |
| Dividends paid on Series B Preferred Stock | (7,979) | (7,507) | (5,105) |
| Distributions to non-controlling interest holders | (400) | (10,999) | (441) |
| **Net cash, cash equivalents and restricted cash (used in) provided by financing activities** | (149,742) | 218,323 | 140,680 |
| **Net change in cash, cash equivalents and restricted cash** | 15,541 | (25,754) | (152,996) |
| **Effect of exchange rate changes on cash** | (4,407) | (6,628) | 4,402 |
| **Cash, cash equivalents and restricted cash at beginning of period** | 93,311 | 125,693 | 274,287 |
| **Cash, cash equivalents and restricted cash at end of period** | $ 104,445 | $ 93,311 | $ 125,693 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**(In thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Cash and cash equivalents, end of period | $ 103,335 | $ 89,668 | $ 124,245 |
| Restricted cash, end of period | 1,110 | 3,643 | 1,448 |
| **Cash, cash equivalents and restricted cash, end of period** | $ 104,445 | $ 93,311 | $ 125,693 |
| | | | |
| **Supplemental Disclosures:** | | | |
| Cash paid for interest | $ 87,362 | $ 82,151 | $ 66,861 |
| Cash paid for income taxes | 13,740 | 16,758 | 5,460 |
| **Non-Cash Activity:** | | | |
| Term Loan converted to Revolving Credit Facility | $ 268,511 | $ — | $ — |
| Loss on extinguishment of debt | $ 1,553 | $ — | $ 3,053 |
| Assumed mortgage used to acquire real estate | $ — | $ 38,562 | $ — |

*The accompanying notes are an integral part of these consolidated financial statements.*

### Note 1 — Organization

Global Net Lease, Inc. (the "Company") is an externally managed real estate investment trust for United States ("U.S.") federal income tax purposes ("REIT") that focuses on acquiring and managing a globally diversified portfolio of strategically-located commercial real estate properties, which consist primarily of "Investment Grade" tenants (defined below). The Company invests in commercial properties, with an emphasis on sale-leaseback transactions and mission-critical, single tenant net-lease assets.

As of December 31, 2022, the Company owned 309 properties (all references to number of properties, square footage and industry types are unaudited) consisting of 39.2 million rentable square feet, which were 98% leased, with a weighted-average remaining lease term of 8.0 years. Based on the percentage of annualized rental income on a straight-line basis as of December 31, 2022, approximately 65% of the Company's properties were located in the U.S. and Canada and approximately 35% were located in Europe. In addition, the Company's portfolio was comprised of 56% industrial/distribution properties, 41% office properties and 3% retail properties. These percentages are calculated using annualized straight-line rent converted from local currency into the U.S. Dollar ("USD") as of December 31, 2022. The straight-line rent includes amounts for tenant concessions.

Substantially all of the Company's business is conducted through the Global Net Lease Operating Partnership, L.P. (the "OP"), a Delaware limited partnership. The Company has retained Global Net Lease Advisors, LLC (the "Advisor") to manage the Company's affairs on a day-to-day basis. The Company's properties are managed and leased to third parties by Global Net Lease Properties, LLC (the "Property Manager"). The Advisor and the Property Manager are under common control with AR Global Investments, LLC ("AR Global"), and these related parties receive compensation and fees for various services provided to the Company.

"Investment Grade" includes both actual investment grade ratings of the tenant or guarantor, if available, or implied investment grade. Implied investment grade may include actual ratings of the tenant parent, guarantor parent (regardless of whether or not the parent has guaranteed the tenant's obligation under the lease) or tenants that are identified as investment grade by using a proprietary Moody's analytical tool, which generates an implied rating by measuring an entity's probability of-default.

### Note 2 — Summary of Significant Accounting Policies

*Basis of Accounting*

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

*Principles of Consolidation*

The consolidated financial statements include the accounts of the Company, the OP and its subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity ("VIE") for which the Company is the primary beneficiary. Substantially all of the Company's assets and liabilities are held by the OP.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, purchase price allocations to record investments in real estate, income taxes, derivative financial instruments, hedging activities, equity-based compensation expenses related to the multi-year outperformance agreements entered into with the Advisor in 2018 (the "2018 OPP") and in 2021 (the "2021 OPP") and fair value measurements, as applicable.

*Out-of-Period Adjustments*

During the fourth quarter of 2020, the Company identified certain historical errors in its accumulated other comprehensive income ("AOCI") as well as its consolidated statements operations, statements of comprehensive (loss) income and consolidated statements of changes in equity since the second quarter of 2020. These errors impacted the previously issued financial statements for the second and third quarters of 2020.

Specifically, the impact of foreign currency changes on the Company's over-hedged portion of its net investment hedges, which is the portion the Company considered to be ineffective, was incorrectly recorded as a currency translation adjustment in AOCI in the second and third quarters of 2020. The foreign currency impacts on the ineffective portion of its net investment hedges should have been recorded in unrealized (loss) income on undesignated foreign currency advances and other hedge ineffectiveness in the consolidated statement of operations. For additional information on the Company's derivatives and hedging activities, see the "*Derivative Instruments"* section in this Note below and see <u>Note 8</u> — *Derivatives and Hedging Activities.* The impact of the errors are as follows:

- AOCI was understated by $1.3 million as of June 30, 2020 and net (loss) income attributable to common stockholders was overstated by $1.3 million for the three and six months ended June 30, 2020.

- AOCI was understated by $3.9 million as of September 30, 2020 and net (loss) income attributable to common stockholders was overstated by $2.6 million and $3.9 million for the three and nine months ended September 30, 2020, respectively.

The Company concluded that the errors noted above were not material for any prior quarterly periods presented and adjusted the amounts on a cumulative basis in the fourth quarter of 2020.

*Impacts of the COVID-19 Pandemic*

The financial stability and overall health of the Company's tenants is critical to its business. The negative effects that the global COVID-19 pandemic has had on the economy did impact the ability of some of the Company's tenants to pay their monthly rent during 2020. The Company took a proactive approach, during that time, to seek mutually agreeable solutions with its tenants where necessary, and, in some cases, the Company executed rent deferral agreements in 2020 on leases with several tenants. The Company did not enter into any rent deferral agreements in 2021 or 2022.

For accounting purposes, in accordance with ASC 842, normally a company would be required to assess the modification to determine if the modification should be treated as a separate lease and if not, modification accounting would be applied which would require a company to reassess the classification of the lease (i.e. operating, direct financing or sales-type). However, in light of the COVID-19 pandemic due to which many leases were modified, the Financial Accounting Standards Board ("FASB") and SEC provided relief that allowed companies to make a policy election as to whether they treat COVID-19 related lease amendments as a provision included in the preconcession arrangement, and therefore, not a lease modification, or to treat a lease amendment as a modification. In order to qualify for the relief, the modifications must be COVID-19 related and cash flows must be substantially the same or less than those prior to the concession. The Company elected to use this relief where applicable. In those circumstances, the Company has accounted for these arrangements as if no changes to the lease contract were made. For those leases that do not qualify for the relief, the Company performs a lease modification analysis and if required, uses lease modification accounting.

*Revenue Recognition*

The Company's revenues, which are derived primarily from lease contracts, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the non-cancelable term of the lease. As of December 31, 2022, these leases had a weighted-average remaining lease term of 8.0 years. Because many of the Company's leases provide for rental increases at specified intervals, straight-line basis accounting requires the Company to record a receivable for, and include in revenue from tenants, unbilled rents receivable that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. As of December 31, 2022 and 2021, the Company's cumulative straight-line rents receivable in the consolidated balance sheets was $73.0 million and $74.2 million, respectively. For the years ended December 31, 2022, 2021 and 2020, the Company's revenue from tenants included impacts of unbilled rental revenue of $9.6 million, $5.7 million and $7.9 million, respectively, to adjust contractual rent to straight-line rent.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**December 31, 2022**

For new leases after acquisition of a property, the commencement date is considered to be the date the lease is executed and the tenant has access to the space. The Company defers the revenue related to lease payments received from tenants in advance of their due dates. When the Company acquires a property, the acquisition date is considered to be the commencement date for purposes of this calculation for all leases in place at the time of acquisition. In addition to base rent, the Company's lease agreements generally require tenants to pay or reimburse the Company for all property operating expenses, which primarily reflect insurance costs and real estate taxes incurred by the Company and subsequently reimbursed by the tenant. However, some limited property operating expenses that are not the responsibility of the tenant are absorbed by the Company. Under ASC 842, the Company has elected to report combined lease and non-lease components in a single line "Revenue from tenants." For expenses paid directly by the tenant, under both ASC 842 and 840, the Company has reflected them on a net basis.

The following table presents future minimum base rental cash payments due to the Company over the next five calendar years and thereafter as of December 31, 2022. These amounts exclude tenant reimbursements and contingent rent payments, as applicable, that may be collected from certain tenants based on increases in annual rent based on exceeding certain economic indexes among other items:

| (In thousands) | Future Minimum Base Rent Payments [1] |
|---|---:|
| 2023 | $ 335,047 |
| 2024 | 321,006 |
| 2025 | 290,026 |
| 2026 | 267,292 |
| 2027 | 240,266 |
| Thereafter | 1,194,037 |
| Total | $ 2,647,674 |

[1] Assumes exchange rates of £1.00 to $1.21 for British Pounds Sterling ("GBP"), €1.00 to $1.07 for Euro ("EUR") and $1.00 Canadian Dollar ("CAD") to $0.74 as of December 31, 2022 for illustrative purposes, as applicable.

The Company continually reviews receivables related to rent and unbilled rent receivables and determines collectability by taking into consideration the tenant's payment history, the credit worthiness and financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Under lease accounting rules, the Company is required to assess, based on credit risk only, if it is probable that it will collect virtually all of the lease payments at the lease commencement date and it must continue to reassess collectability periodically thereafter based on new facts and circumstances affecting the credit risk of the tenant. Partial reserves, or the ability to assume partial recovery are no longer permitted. If the Company determines that it is probable it will collect virtually all of the lease payments (rent and common area maintenance), the lease will continue to be accounted for on an accrual basis (i.e. straight-line). However, if the Company determines it is not probable that it will collect virtually all of the lease payments, the lease will be accounted for on a cash basis and the straight-line rent receivable would be written off where it was subsequently concluded that collection was not probable. Cost recoveries from tenants are included in revenue from tenants on the accompanying consolidated statements of operations in the period the related costs are incurred, as applicable.

In accordance with the lease accounting rules, the Company records uncollectible amounts as reductions in revenue from tenants. Amounts recorded as reductions of revenue during the years ended December 31, 2022 and December 31, 2021 totaled $0.7 million and $1.1 million respectively. The company did not record any uncollectible amounts as reductions of revenue during the year ended December 31, 2020.

On September 3, 2021, the Company entered into a lease termination agreement with one of its tenants which required the tenant to pay the Company a termination fee of approximately £6.7 million ($9.0 million based on the exchange rate as of the end of the lease term on January 4, 2022). This payment was received in January 2022, however it was recorded in revenue from tenants evenly over the period from September 3, 2021 through the end of the lease term, and as a result, the Company recorded approximately £0.2 million (approximately ($0.3 million) in revenue from tenants during the three months ended March 31, 2022. The Company recorded $6.5 million and $8.8 million in revenue from tenants during the three months and year ended December 31, 2021, respectively. The termination fee was recorded in unbilled straight-line rent on the Company's consolidated balance sheet as of December 31, 2021.

***Investments in Real Estate***

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred.

At the time an asset is acquired, the Company evaluates the inputs, processes and outputs of the asset acquired to determine if the transaction is a business combination or an asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated statements of operations. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets. See the *Purchase Price Allocation* section in this Note for a discussion of the initial accounting for investments in Real Estate.

Disposal of real estate investments that represent a strategic shift in operations that will have a major effect on the Company's operations and financial results are required to be presented as discontinued operations in the consolidated statements of operations. No properties were presented as discontinued operations as of December 31, 2022 and 2021. Properties that are intended to be sold are to be designated as "held for sale" on the consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale, most significantly that the sale is probable within one year. The Company evaluates probability of sale based on specific facts including whether a sales agreement is in place and the buyer has made significant non-refundable deposits. Properties are no longer depreciated when they are classified as held for sale. As of December 31, 2022 and 2021, the Company did not have any properties classified as held for sale (see *Note 3 — Real Estate Investments, Net* for additional information).

*Purchase Price Allocation*

In both a business combination and an asset acquisition, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets or liabilities based on their respective fair values. Tangible assets may include land, land improvements, buildings, fixtures and tenant improvements on an as if vacant basis. Intangible assets may include the value of in-place leases, and above- and below- market leases and other identifiable assets or liabilities based on lease or property specific characteristics. In addition, any assumed mortgages receivable or payable and any assumed or issued non-controlling interests (in a business combination) are recorded at their estimated fair values. In allocating the fair value to assumed mortgages, amounts are recorded to debt premiums or discounts based on the present value of the estimated cash flows, which is calculated to account for either above or below-market interest rates. In a business combination, the difference between the purchase price and the fair value of identifiable net assets acquired is either recorded as goodwill or as a bargain purchase gain. In an asset acquisition, the difference between the acquisition price (including capitalized transaction costs) and the fair value of identifiable net assets acquired is allocated to the non-current assets. All acquisitions during the years ended December 31, 2022, 2021 and 2020 were asset acquisitions.

For acquired properties with leases classified as operating leases, the Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired and liabilities assumed, based on their respective fair values. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of the Company's preacquisition due diligence in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Fair value estimates are also made using significant assumptions such as capitalization rates, discount rates, fair market lease rates, and land values per square foot. Identifiable intangible assets include amounts allocated to acquired leases for above- and below-market lease rates, and the value of in-place leases, as applicable.

Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at contract rates during the expected lease-up period, which typically ranges from 12 to 18 months. The Company also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease, and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases.

### *Accounting for Leases*

#### *Lessor Accounting*

In accordance with the lease accounting standard, all of the Company's leases as lessor prior to adoption of ASC 842 were accounted for as operating leases and the Company continued to account for them as operating leases under the transition guidance. The Company evaluates new leases originated after the adoption date (by the Company or by a predecessor lessor/owner) pursuant to the new guidance where a lease for some or all of a building is classified by a lessor as a sales-type lease if the significant risks and rewards of ownership reside with the tenant. This situation is met if, among other things, there is an automatic transfer of title during the lease, a bargain purchase option, the non-cancelable lease term is for more than major part of remaining economic useful life of the asset (e.g., equal to or greater than 75%), if the present value of the minimum lease payments represents substantially all (e.g., equal to or greater than 90%) of the leased property's fair value at lease inception, or if the asset so specialized in nature that it provides no alternative use to the lessor (and therefore would not provide any future value to the lessor) after the lease term. Further, such new leases would be evaluated to consider whether they would be failed sale-leaseback transactions and accounted for as financing transactions by the lessor. During the three-year period ended December 31, 2022, the Company had no leases as a lessor that would be considered as sales-type leases or financings under sale-leaseback rules.

As a lessor of real estate, the Company has elected, by class of underlying assets, to account for lease and non-lease components (such as tenant reimbursements of property operating expenses) as a single lease component as an operating lease because (a) the non-lease components have the same timing and pattern of transfer as the associated lease component; and (b) the lease component, if accounted for separately, would be classified as an operating lease. Additionally, only incremental direct leasing costs may be capitalized under the accounting guidance. Indirect leasing costs in connection with new or extended tenant leases, if any, are being expensed as incurred.

#### *Lessee Accounting*

For lessees, the accounting standard requires the application of a dual lease classification approach, classifying leases as either operating or finance leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. Lease expense for operating leases is recognized on a straight-line basis over the term of the lease, while lease expense for finance leases is recognized based on an effective interest method over the term of the lease. Also, lessees must recognize a right-of-use asset ("ROU") and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Further, certain transactions where at inception of the lease the buyer-lessor accounted for the transaction as a purchase of real estate and a new lease may now be required to have symmetrical accounting to the seller-lessee if the transaction was not a qualified sale-leaseback and accounted for as a financing transaction. For additional information and disclosures related to the Company's operating leases, see *Note 10 — Commitments and Contingencies*.

The Company is the lessee under certain land leases which were previously classified prior to adoption of lease accounting and will continue to be classified as operating leases under transition elections unless subsequently modified. These leases are reflected on the balance sheet as right of use assets and operating lease liabilities and the rent expense is reflected on a straight-line basis over the lease term.

### *Impairment of Long-Lived Assets*

If circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net earnings.

### *Gains and Losses on Dispositions of Real Estate Investments*

Gains on sales of rental real estate are not considered sales to customers and are generally recognized pursuant to the provisions included in ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets ("ASC 610-20").

### *Depreciation and Amortization*

Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land and building improvements, five years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to expense over the remaining periods of the respective leases.

Assumed mortgage premiums or discounts are amortized as an increase or reduction to interest expense over the remaining terms of the respective mortgages.

Deferred leasing commissions are recorded over the terms of the related leases. Amounts related to leasing commissions incurred from third parties are recorded in depreciation and amortization. Amounts related to leasing commissions incurred from the Advisor are recorded within operating fees to related parties in the consolidated statements of operations.

***Above and Below-Market Lease Amortization***

Capitalized above-market lease values are amortized as a reduction of revenue from tenants over the remaining terms of the respective leases and the capitalized below-market lease values are amortized as an increase to revenue from tenants over the remaining terms of the respected leases, not including any extension options.

Above market intangibles and below market intangibles will also be treated in the same way as in-place intangibles upon a lease termination.

If a tenant modifies its lease, the unamortized portion of the in-place lease value, customer relationship intangibles, above-market leases and below market leases are assessed to determine whether their useful lives need to be amended (generally accelerated). Generally the Company would not extend the useful lives of their intangible values upon a modification that is an extension.

The amortization associated with the Company's ROUs is recorded in property operating expenses on a straight-line basis over the terms of the leases.

***Cash and Cash Equivalents***

Cash and cash equivalents include cash in bank accounts as well as investments in highly-liquid money market funds with original maturities of three months or less. The Company deposits cash with high quality financial institutions. Deposits in the U.S. and other countries where we have deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") in the U.S., Financial Services Compensation Scheme ("FSCS") in the United Kingdom, Duchy Deposit Guarantee Scheme ("DDGS") in Luxembourg and by similar agencies in the other countries, up to insurance limits. The Company had deposits in the U.S., United Kingdom, Luxembourg, Germany, Finland, France and The Netherlands totaling $103.3 million at December 31, 2022, of which $40.6 million, $19.1 million and $32.3 million are currently in excess of amounts insured by the FDIC, FSCS and European equivalent deposit insurance companies including DDGS, respectively. At December 31, 2021, the Company had deposits in the U.S., United Kingdom, Luxembourg, Germany, Finland and The Netherlands totaling $89.7 million, of which $28.0 million, $31.7 million and $20.5 million were in excess of the amounts insured by the FDIC, FSCS and European equivalent deposit insurance companies including DDGS, respectively. Although the Company bears risk to amounts in excess of those insured, losses are not anticipated.

***Restricted Cash***

Restricted cash primarily consists of debt service and real estate tax reserves. The Company had restricted cash of $1.1 million and $3.6 million as of December 31, 2022 and 2021, respectively.

***Goodwill***

The Company evaluates goodwill for impairment at least annually or upon the occurrence of a triggering event. A triggering event is an event or circumstance that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company performed a qualitative assessment during the fourth quarter of 2022 to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. Based on the Company's assessment, it determined that the goodwill was not impaired as of December 31, 2022.

***Derivative Instruments***

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts to hedge all or a portion of the interest rate risk associated with its borrowings. In addition, all foreign currency denominated borrowings under the Company's Credit Facility (as defined in *Note 5 - Revolving Credit Facility and Term Loan, Net*) are designated as net investment hedges. Certain of the Company's foreign operations expose the Company to fluctuations of foreign interest rates and exchange rates. These fluctuations may impact the value of the Company's cash receipts and payments in the Company's functional currency, the USD. The Company enters into derivative financial instruments in an effort to protect the value or fix the amount of certain obligations in terms of its functional currency.

The Company records all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in foreign operations. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment (or for derivatives that do not qualify as hedges), any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statements of operations. If a derivative is designated and qualifies for cash flow hedge accounting treatment, the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) in the consolidated statements of comprehensive (loss) income to the extent that it is effective. Any ineffective portion of a change in derivative fair value is immediately recorded in earnings.

### *Deferred Financing Costs, Net*

Deferred financing costs, net are costs associated with the Revolving Credit Facility (as defined in *Note 5 — Revolving Credit Facility and Term Loan, Net*) and consist of commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or paid down before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

### *Equity-Based Compensation*

The Company has a stock-based incentive plan under which its directors, officers and other employees of the Advisor, or its affiliates who are involved in providing services to the Company are eligible to receive awards. Awards granted thereunder are accounted for under the guidance for employee share based payments. The cost of services received in exchange for a stock award is measured at the grant date fair value of the award and the expense for such awards is included in equity-based compensation in the consolidated statements of operations and is recognized over the vesting period or when the requirements for exercise of the award have been met (see *Note 13 — Equity-Based Compensation* for additional information).

Multi-Year Outperformance Agreements

Following the end of the performance period under the 2018 OPP on June 2, 2021, the Company entered into the 2021 OPP with the Advisor (see *Note 13 — Equity-Based Compensation)*. Under the 2018 OPP, which became effective June 2, 2018, the Company recorded equity-based compensation evenly over the requisite service period of approximately 2.8 years from the grant date. Under the 2021 OPP, which became effective June 2, 2021, the Company is recording equity-based compensation evenly over the requisite service period of approximately 3.1 years from May 3, 2021, the date that the Company's independent directors approved the award of long-term incentive plan units of limited partner interest in the OP ("LTIP Units") under the 2021 OPP.

Under accounting guidance adopted by the Company on January 1, 2019, total equity-based compensation expense calculated as of the adoption of the new guidance is fixed and reflected as a charge to earnings over the remaining service period. Further, in the event of a modification, any incremental increase in the value of the instrument measured on the date of the modification both before and after the modification, will result in an incremental amount to be reflected prospectively as a charge to earnings over the remaining service period. The expense for these non-employee awards is included in the equity-based compensation line item of the Company's consolidated statements of operations. For additional information on the original terms, a February 2019 modification of the 2018 OPP, and accounting for these awards under the 2018 OPP and 2021 OPP, see *Note 13 — Equity-Based Compensation*.

*Income Taxes*

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), beginning with the taxable year ended December 31, 2013. Commencing with such taxable year, the Company was organized to operate in such a manner as to qualify for taxation as a REIT under the Code and believes it has so qualified. The Company intends to continue to operate in such a manner to continue to qualify for taxation as a REIT, but no assurance can be given that it will operate in a manner to remain qualified as a REIT. As a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes annually all of its REIT taxable income. REITs are subject to a number of other organizational and operational requirements.

The Company conducts business in various states and municipalities within the U.S., Canada, Puerto Rico, the United Kingdom and Western Europe and, as a result, the Company or one of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and certain foreign jurisdictions. As a result, the Company may be subject to certain federal, state, local and foreign taxes on its income and assets, including alternative minimum taxes, taxes on any undistributed income and state, local or foreign income, franchise, property and transfer taxes. Any of these taxes decrease the Company's earnings and available cash. In addition, the Company's international assets and operations, including those owned through direct or indirect subsidiaries that are disregarded entities for U.S. federal income tax purposes, continue to be subject to taxation in the foreign jurisdictions where those assets are held or those operations are conducted.

Significant judgment is required in determining the Company's tax provision and in evaluating its tax positions. The Company establishes tax reserves based on a benefit recognition model, which the Company believes could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The Company derecognizes the tax position when the likelihood of the tax position being sustained is no longer more likely than not.

The Company recognizes deferred income taxes in certain of its subsidiaries taxable in the U.S. or in foreign jurisdictions. Deferred income taxes are generally the result of temporary differences (items that are treated differently for tax purposes than for GAAP purposes). In addition, deferred tax assets arise from unutilized tax net operating losses, generated in prior years. The Company provides a valuation allowance against its deferred income tax assets when it believes that it is more likely than not that all or some portion of the deferred income tax asset may not be realized. Whenever a change in circumstances causes a change in the estimated realizability of the related deferred income tax asset, the resulting increase or decrease in the valuation allowance is included in deferred income tax expense (benefit).

The Company derives most of its REIT taxable income from its real estate operations in the U.S. and has historically distributed all of its REIT taxable income to its shareholders. As such, the Company's real estate operations are generally not subject to U.S. federal tax, and accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements for these operations. These operations may be subject to certain state, local, and foreign taxes, as applicable.

The Company recognizes current income tax expense for state and local income taxes and taxes incurred in its foreign jurisdictions. The Company's current income tax expense fluctuates from period to period based primarily on the timing of its taxable income. Deferred income tax (expense) benefit is generally a function of the period's temporary differences and the utilization of net operating losses generated in prior years that had been previously recognized as deferred income tax assets from state and local taxes in the U.S. or in foreign jurisdictions.

The amount of dividends payable to the Company's common stockholders is determined by the board of directors and is dependent on a number of factors, including funds available for distributions, financial condition, capital expenditure requirements, as applicable, and annual dividend requirements needed to qualify and maintain the Company's status as a REIT under the Code.

For addition details related to the Company's income tax expense, as well as recorded deferred tax assets and liabilities, see *Note 15 — Income Taxes.*

*Foreign Currency Translation*

The Company's reporting currency is the USD. The functional currency of the Company's foreign operations is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries (including intercompany balances for which settlement is not anticipated in the foreseeable future) are translated at the spot rate in effect at the applicable reporting date. The amounts reported in the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment is recorded as a component of AOCI in the consolidated statements of equity.

*Per Share Data*

The Company calculates basic earnings per share of its $0.01 par value per share common stock ("Common Stock") by dividing net income (loss) for the period by weighted-average shares of its Common Stock outstanding for a respective period. Diluted income per share takes into account the effect of dilutive instruments such as unvested restricted stock units in respect of shares of Common Stock ("RSUs") restricted shares of Common Stock ("Restricted Shares"), and long-term incentive plan units of limited partner interest in the OP ("LTIP Units"), based on the average share price for the period in determining the number of incremental shares that are to be added to the weighted-average number of shares outstanding (see *Note 14— Earnings Per Share*).

*Reportable Segments*

The Company determined that it has one reportable segment, with activities related to investing in real estate. The Company's investments in real estate generate rental revenue and other income through the leasing of properties, which comprise 100% of total consolidated revenues. Management evaluates the operating performance of the Company's investments in real estate on an individual property level.

The Company owns and invests in commercial properties, principally in the U.S., United Kingdom, and continental Europe, that are then leased to companies, primarily on a triple-net lease basis. The Company earns lease revenues from its wholly-owned real estate investments. The Company's portfolio was comprised of full ownership interests in 309 properties totaling approximately 39.2 million square feet substantially all of which were net leased to 138 tenants, with an occupancy rate of 98%.

The Company evaluates its results from operations in one reportable segment by its local currency. Other than the U.S. and United Kingdom, no country or tenant individually comprised more than 10% of the Company's annualized revenue from tenants on a straight-line basis, or total long-lived assets at December 31, 2022. The termination, delinquency or non-renewal of leases by any major tenant may have a material adverse effect on revenues.

The following tables present the geographic information for Revenue from tenants and Investments in real estate:

| (In thousands) | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2022** | | **2021** | | **2020** | |
| **Revenue from tenants:** | | | | | | |
| United States [1] | $ | 234,363 | $ | 233,394 | $ | 216,260 |
| United Kingdom | | 78,403 | | 89,455 | | 51,178 |
| Europe | | 62,852 | | 67,618 | | 61,944 |
| Canada | | 3,239 | | 761 | | 722 |
| Total | $ | 378,857 | $ | 391,228 | $ | 330,104 |

———

[1] Includes Puerto Rico properties through their disposition in November 2021.

| (In thousands) | As of December 31, | | | |
|---|---|---|---|---|
| | **2022** | | **2021** | |
| **Investments in real estate:** | | | | |
| United States | $ | 2,998,185 | $ | 2,984,423 |
| United Kingdom | | 839,692 | | 934,284 |
| Europe | | 610,363 | | 731,565 |
| Canada | | 38,509 | | 41,076 |
| Total | $ | 4,486,749 | $ | 4,691,348 |

*Recently Issued Accounting Pronouncements*

**Adopted as of January 1, 2020:**

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which changes how entities measure credit losses for financial assets carried at amortized cost. The update eliminates the requirement that a credit loss must be probable before it can be recognized and instead requires an entity to recognize the current estimate of all expected credit losses. Additionally, the update requires credit losses on available-for-sale debt securities to be carried as an allowance rather than as a direct write-down of the asset. The amendments become effective for reporting periods beginning after December 15, 2019. On July 25, 2018, the FASB proposed an amendment to ASU 2016-13 to clarify that operating lease receivables recorded by lessors (including unbilled straight-line rent) are explicitly excluded from the scope of ASU 2016-13. The revised guidance became effective for the Company effective January 1, 2020 and it did not have a material impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*. The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amended guidance is effective for the Company beginning on January 1, 2020 and it did not have a material impact on the Company's financial statements.

**Adopted as of January 1, 2022:**

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging – Contracts in Entity's Own Equity (Topic 815). The new standard reduces the number of accounting models for convertible debt instruments and convertible preferred stock, and amends the guidance for the derivatives scope exception for contracts in an entity's own equity. The standard also amends and makes targeted improvements to the related earnings per share guidance. The ASU became effective for the Company January 1, 2022, and did not have a material impact on the Company's consolidated financial statements.

**Pending Adoption as of December 31, 2022**

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. Topic 848 contains practical expedients for reference rate reform-related activities that impact debt, leases, derivatives, and other contracts. The guidance in Topic 848 is optional and may be elected over the period from March 12, 2020 through June 30, 2023 as reference rate reform activities occur. During the first quarter of 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future London Interbank Offered Rate ("LIBOR") indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The Company will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

## Note 3 — Real Estate Investments, Net

*Property Acquisitions*

The following table presents the allocation of the assets acquired and liabilities assumed during the years ended December 31, 2022, 2021 and 2020, in the case of assets located outside of the United States, based on the applicable exchange rate at the time of purchase. All acquisitions in these periods were considered asset acquisitions for accounting purposes.

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| *(Dollar amounts in thousands)* | | **2022** | | **2021** | | **2020** |
| Real estate investments, at cost: | | | | | | |
| Land | $ | 4,176 | $ | 62,491 | $ | 53,701 |
| Buildings, fixtures and improvements | | 25,938 | | 397,659 | | 364,511 |
| Total tangible assets | | 30,114 | | 460,150 | | 418,212 |
| Acquired intangible lease assets: | | | | | | |
| In-place leases | | 4,010 | | 51,700 | | 45,723 |
| Above-market lease assets | | — | | 5,728 | | 156 |
| Below-market lease liabilities | | (230) | | (1,623) | | (4,969) |
| Total intangible assets | | 3,780 | | 55,805 | | 40,910 |
| ROU asset | | — | | — | | 5,022 |
| Mortgage note payable | | — | | (38,562) | | — |
| Cash paid for acquired real estate investments | $ | 33,894 | $ | 477,393 | $ | 464,144 |
| Number of properties purchased [(1)] | | 3 | | 25 | | 28 |

[(1)] Amount in 2021 includes one parking lot purchased adjacent to a previously purchased property.

The following table summarizes the acquisition by property type during the years ended December 31, 2022, 2021 and 2020:

| Property Type | Number of Properties | Square Feet (unaudited) |
|---|---|---|
| *Properties Acquired in 2022:* | | |
| Office | 1 | 66,626 |
| Industrial | 2 | 232,600 |
| Distribution | — | — |
| Retail | — | — |
| | 3 | 299,226 |
| *Properties Acquired in 2021:* | | |
| Office | 2 | 204 |
| Industrial | 22 | 2,268 |
| Distribution [(1)] | 1 | — |
| Retail | — | — |
| | 25 | 2,472 |
| *Properties Acquired in 2020:* | | |
| Office | 11 | 390 |
| Industrial | 13 | 3,569 |
| Distribution | 4 | 1,599 |
| Retail | — | — |
| | 28 | 5,558 |

[(1)] Represents a parking lot purchased adjacent to a previously purchased property.

*Acquired Intangible Lease Assets*

The Company allocates a portion of the fair value of real estate acquired to identified intangible assets and liabilities, consisting of the value of origination costs (tenant improvements, leasing commissions, and legal and marketing costs), the value of above-market and below-market leases, and the value of tenant relationships, if applicable, based in each case on their relative fair values. The Company periodically assesses whether there are any indicators that the value of the intangible assets may be impaired by performing a net present value analysis of future cash flows, discounted for the inherent risk associated with each investment.

During the year ended December 31, 2022, the Company wrote off certain intangibles related to properties that were evaluated for impairments. The Company also wrote off certain lease intangibles related to one of the properties that was sold in 2022. During the year ended December 31, 2021, the Company wrote off certain lease intangibles related to terminated leases (see the *"Intangible Lease Assets and Lease Liabilities"* section below). The Company did not record any impairments to its intangible assets associated with its real estate investments during the year ended December 31, 2020.

*Dispositions*

During the year ended December 31, 2022, the Company sold one property in the U.S., one property in the United Kingdom ("U.K.") and one property in France for an aggregate contract sales price of approximately $56.0 million for all three properties sold. As a result, the Company recorded an aggregate gain of $0.3 million during the year ended December 31, 2022.

During the year ended December 31, 2021, the Company sold one property in Conroe, Texas, one property in Houston, Texas, one property in South Bend, Indiana and 18 properties in Puerto Rico for an aggregate contract sales price of $49.6 million for all 21 properties sold. These dispositions resulted in an aggregate net gain of $1.5 million, which is reflected in gain (loss) on dispositions of real estate investments in the consolidated statements of operations for the year ended December 31, 2021.

During the year ended December 31, 2020, the Company did not sell any properties.

The following table summarizes the aforementioned properties sold in 2022 and 2021:

| Portfolio | Country/State | Disposition Date | Number of Properties | Square Feet (unaudited) |
|---|---|---|---|---|
| **Properties Sold in 2022:** | | | | |
| Bradford & Bingley | UK | May 6, 2022 | 1 | 120,618 |
| Axon | Texas | July 25, 2022 | 1 | 26,400 |
| Sagemcom | France | November 30, 2022 | 1 | 265,309 |
| | | | 3 | 412,327 |
| **Properties Sold in 2021:** | | | | |
| Axon | Texas | October 22, 2021 | 1 | 126,114 |
| Encanto | Puerto Rico | November 23, 2021 | 18 | 65,262 |
| C&J Energy | Texas | December 10, 2021 | 1 | 96,149 |
| Beacon Health | Indiana | December 10, 2021 | 1 | 49,712 |
| | | | 21 | 337,237 |

*Impairment Charges*

During the year ended December 31, 2022, the Company recorded aggregate impairment charges of $21.6 million for three properties, which are recorded in the Company's consolidated statement of operations for the year ended December 31, 2022. For one of these properties, which was held for sale in the first quarter, the Company incurred an additional impairment for costs to sell the asset. The other two properties that were impaired during 2022 were both being marketed for sale. The impairment for the first property being marketed for sale occurred in the second quarter of 2022 and totaled $16.0 million. The impairment was based on a purchase and sale contract; however, the property did not meet the criteria for held for sale at that time. In the third quarter, this property met the criteria for held for sale and an additional impairment of $0.8 million was taken for costs to sell the asset. This property was sold in November 2022. The impairment charge for the second property being marketed for sale was recorded in the fourth quarter of 2022 and totaled $4.5 million, based on the agreed upon selling price of the asset.

The impairment charges recorded during the year ended December 31, 2021 of $17.5 million were recorded to adjust the carrying value of three properties to their estimated fair values based on the estimated selling prices of two of our assets; one located in Texas (sold in 2021) and one located in the United Kingdom, which we began marketing for sale in the fourth quarter of 2021, (sold in the second quarter of 2022). The impairments were recorded in the nine months ended September 30, 2021 and quarter ended December 31, 2021 in the amounts of $7.9 million and $9.6 million, respectively.

There were no impairment charges recorded during the year ended December 31, 2020.

### *Assets Held for Sale*

When assets are identified by management as held for sale, the Company stops recognizing depreciation and amortization expense on the identified assets and estimates the sales price, net of costs to sell, of those assets. If the carrying amount of the assets classified as held for sale exceeds the estimated net sales price, the Company records an impairment charge equal to the amount by which the carrying amount of the assets exceeds the Company's estimate of the net sales price of the assets. As of December 31, 2022 and 2021 the Company did not have any assets held for sale.

### *Intangible Lease Assets and Lease Liabilities*

The Company recorded impairment charges of $0.5 million to its in-place intangible assets and $0.2 million to its below-market lease intangible liabilities, both associated with a real estate investment that it sold during the year ended December 31, 2022. During the year ended December 31, 2021, the Company terminated some leases with certain tenants and, as a result, the amortization of approximately $2.0 million of in-place lease intangibles related to this leases was accelerated. This amount is recorded in depreciation and amortization in the Company's consolidated statements of operations for the year ended December 31, 2021. The Company did not record any impairment charges to its intangible assets associated with its real estate investments during the year ended December 31, 2020.

Acquired intangible lease assets and lease liabilities consist of the following:

| | December 31, 2022 | | | December 31, 2021 | | |
|---|---|---|---|---|---|---|
| (In thousands) | Gross Carrying Amount | Accumulated Amortization | Net Carrying amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying amount |
| **Intangible assets:** | | | | | | |
| In-place leases | $ 654,108 | $ 367,315 | $ 286,793 | $ 710,159 | $ 358,587 | $ 351,572 |
| Above-market leases | 35,167 | 22,194 | 12,973 | 38,204 | 20,213 | 17,991 |
| Total acquired intangible lease assets | $ 689,275 | $ 389,509 | $ 299,766 | $ 748,363 | $ 378,800 | $ 369,563 |
| **Intangible liabilities:** | | | | | | |
| Below-market leases | $ 42,745 | $ 18,195 | $ 24,550 | $ 48,797 | $ 19,452 | $ 29,345 |
| Total acquired intangible lease liabilities | $ 42,745 | $ 18,195 | $ 24,550 | $ 48,797 | $ 19,452 | $ 29,345 |

### *Projected Amortization for Intangible Lease Assets and Liabilities*

The following table provides the weighted-average amortization periods as of December 31, 2022 for intangible assets and liabilities and the projected amortization expense and adjustments to revenues and property operating expense for the next five calendar years:

| (In thousands) | Weighted-Average Amortization Years | 2023 | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|---|
| In-place leases | 6.6 | $ 50,070 | $ 41,800 | $ 32,229 | $ 26,278 | $ 22,571 |
| Total to be included as an increase to depreciation and amortization | | $ 50,070 | $ 41,800 | $ 32,229 | $ 26,278 | $ 22,571 |
| | | | | | | |
| Above-market lease assets | 3.8 | $ 3,715 | $ 2,812 | $ 1,577 | $ 1,110 | $ 1,065 |
| Below-market lease liabilities | 9.7 | (3,241) | (3,053) | (2,723) | (2,200) | (2,040) |
| Total to be included as an increase (decrease) to revenue from tenants | | $ 474 | $ (241) | $ (1,146) | $ (1,090) | $ (975) |

*Significant Tenants*

There were no tenants whose annualized rental income on a straight-line basis as of December 31, 2022 represented 10.0% or greater of consolidated annualized rental income on a straight-line basis for all properties as of December 31, 2022. The termination, delinquency or non-renewal of leases by any major tenant may have a material adverse effect on revenues.

*Geographic Concentrations*

The following table lists the countries and states where the Company has concentrations of properties where annualized rental income on a straight-line basis as of December 31, 2022, represented greater than 10% of consolidated annualized rental income on a straight-line basis as of December 31, 2022, 2021 and 2020.

| Country / U.S. State | December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| United States | 63.9% | 59.2% | 63.2% |
| Michigan | 15.5% | 14.5% | 15.3% |
| United Kingdom | 17.4% | 21.5% | 16.8% |

### Note 4 — Mortgage Notes Payable, Net

Mortgage notes payable, net as of December 31, 2022 and 2021 consisted of the following:

| Country | Portfolio | Encumbered Properties | Outstanding Loan Amount [1] December 31, 2022 | December 31, 2021 | Effective Interest Rate | | Interest Rate | Maturity |
|---|---|---|---|---|---|---|---|---|
| | | | *(In thousands)* | *(In thousands)* | | | | |
| Finland: | Finland Properties | 5 | $ 79,232 | $ 83,940 | 1.9% | [2] | Fixed/Variable | Feb. 2024 |
| France: | French Properties | — | — | 79,403 | 2.5% | [3] | Fixed/Variable | May 2025 |
| Germany | Germany Properties | 5 | 55,140 | 58,417 | 2.8% | [4] | Fixed/Variable | Jun. 2023 |
| Luxembourg/ The Netherlands: | Benelux Properties | 3 | 128,485 | 136,120 | 1.4% | | Fixed | Jun. 2024 |
| | Total EUR denominated | 13 | 262,857 | 357,880 | | | | |
| United Kingdom: | McLaren | 3 | 122,182 | 136,471 | 6.0% | | Fixed | Apr. 2024 |
| | Trafalgar Court | — | — | 37,834 | 2.0% | | Variable | Sep. 2022 |
| | United Kingdom Properties - Bulk Loan | 41 | 194,320 | 252,352 | 2.8% | [5] | Fixed/Variable | Aug. 2023 |
| | Total GBP denominated | 44 | 316,502 | 426,657 | | | | |
| United States: | Penske Logistics | 1 | 70,000 | 70,000 | 4.7% | [6] | Fixed | Nov. 2028 |
| | Multi-Tenant Mortgage Loan I | 10 | 162,580 | 162,580 | 4.4% | [6] | Fixed | Nov. 2027 |
| | Multi-Tenant Mortgage Loan II | 8 | 32,750 | 32,750 | 4.4% | [6] | Fixed | Feb. 2028 |
| | Multi-Tenant Mortgage Loan III | 7 | 98,500 | 98,500 | 4.9% | [6] | Fixed | Dec. 2028 |
| | Multi-Tenant Mortgage Loan IV | 16 | 97,500 | 97,500 | 4.6% | [6] | Fixed | May 2029 |
| | Multi-Tenant Mortgage Loan V | 12 | 204,000 | 204,000 | 3.7% | [6] | Fixed | Oct. 2029 |
| | Total USD denominated | 54 | 665,330 | 665,330 | | | | |
| | Gross mortgage notes payable | 111 | 1,244,689 | 1,449,867 | 3.7% | | | |
| | Mortgage discount | | (1,207) | (2,374) | — | | | |
| | Deferred financing costs, net of accumulated amortization [7] | | (10,401) | (16,578) | — | | | |
| | Mortgage notes payable, net | 111 | $ 1,233,081 | $ 1,430,915 | 3.7% | | | |

---

[1] Amounts borrowed in local currency and translated at the spot rate in effect at the applicable reporting date.

[2] 80% fixed as a result of a "pay-fixed" interest rate swap agreement and 20% variable. Variable portion is approximately 1.4% plus 3-month Euribor. Euribor rate in effect as of December 31, 2022.

(3)   Prior to repaying this loan in full in the fourth quarter of 2022, interest was 90% fixed as a result of a "pay-fixed" interest rate swap agreement and 10% variable. Variable portion was approximately 2.3% plus 3-month Euribor.

(4)   80% fixed as a result of a "pay-fixed" interest rate swap agreement and 20% variable. Variable portion is approximately 1.55% plus 3-month Euribor. Euribor rate in effect as of December 31, 2022

(5)   80% fixed as a result of a "pay-fixed" interest rate swap agreement and 20% variable. Variable portion is approximately 2.0% plus daily SONIA as of January 25, 2022 rate in effect as of December 31, 2022. This loan requires principal repayments which began in October 2020 based on amounts specified under the loan.

(6)   The borrower's (wholly-owned subsidiaries of the Company) financial statements are included within the Company's consolidated financial statements, however, the borrowers' assets and credit are only available to pay the debts of the borrowers and their liabilities constitute obligations of the borrowers.

(7)   Deferred financing costs consist of commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or paid down before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

The following table presents future scheduled aggregate principal payments on the mortgage notes payable over the next five calendar years and thereafter as of December 31, 2022:

| (In thousands) | Future Principal Payments [1] |
|---|---:|
| 2023 | $ 249,460 |
| 2024 | 329,899 |
| 2025 | — |
| 2026 | — |
| 2027 | 162,580 |
| Thereafter | 502,750 |
| Total | $ 1,244,689 |

———

(1)   Assumes exchange rates of £1.00 to $1.21 for GBP and €1.00 to $1.07 for EUR as of December 31, 2022 for illustrative purposes, as applicable.

The total gross carrying value of unencumbered assets as of December 31, 2022 was $2.1 billion, and approximately $1.3 billion of this amount was included in the unencumbered asset pool comprising the borrowing base under the Revolving Credit Facility (as defined in *Note 5 — Revolving Credit Facility and Term Loan, Net*) and therefore is not available to serve as collateral for future borrowings.

*Mortgage Covenants*

The Company's mortgage notes payable agreements require compliance with certain property-level financial covenants including debt service coverage ratios. As of December 31, 2022, the Company was in compliance with all financial covenants under its mortgage notes payable agreements.

Multi-Tenant Mortgage Loan III

During the three months ended December 31, 2020, a tenant did not renew its lease triggering a cash sweep event under one of the Company's mortgage loans secured by seven of the Company's properties with a balance of $98.5 million as of December 31, 2022. The event triggering the cash sweep was not, however, an event of default. During the first quarter of 2021, the Company cured the cash sweep event by posting a $3.2 million letter of credit (subject to future increase under the terms of the loan agreement, to a maximum amount of $7.4 million). During the third quarter of 2021, the amount of the letter of credit was increased by an additional $4.2 million, or an aggregate of $7.4 million. This $7.4 million letter of credit is being held by the lender until such time the Company is able to find a suitable replacement tenant and it reduces the availability for future borrowings under the Revolving Credit Facility.

The borrower entities under the same mortgage loan identified, based upon a review conducted during the three months ended June 30, 2022, that during the three months ended March 31, 2022, the borrowers failed to maintain the debt service coverage ratio required by the loan agreement for such period (a "DSCR Sweep Trigger"). Such failure, upon delivery of notice of the same by the lender, triggered a separate cash sweep event under the loan. A DSCR Sweep Trigger is not an event of default and instead triggers a cash sweep. The lender has notified the borrower entities of the occurrence of a DSCR Sweep Trigger under the loan for the three-months ended March 31, 2022 and the continuance of such DSCR Sweep Trigger for the three months ended June 30, 2022. Per the loan agreement the Company can cure the cash sweep resulting from a DSCR Sweep Trigger by delivering a letter of credit in the face amount of the excess cash flow for the trailing three months immediately preceding the date of the DSCR Sweep Trigger. Such letter of credit is thereafter recalculated and increased (but never decreased) every three-month period thereafter until such time as the borrowers demonstrate compliance with the debt service coverage ratio required by the loan for a period of two consecutive calendar quarters. The Company cured the cash sweep resulting from the DSCR Sweep Trigger referenced above for the relevant periods by delivering a letter of credit to the lender in the face amount of approximately $0.9 million. The face value of such letter of credit was thereafter increased by $1.3 million to reflect the continuance of the DSCR Sweep Trigger for the three months ended September 30, 2022. The DSCR Sweep Trigger remained in place for the quarter ended December 31, 2022 and the Company intend to cure the cash sweep that would otherwise result from such continuance by further increasing the letter of credit by an additional $0.7 million as required by the terms of the loan agreement. Such letter of credit is held by the lender, and the Company expects to maintain the effectiveness of the cash sweep cure by future increases to the face value of such letter of credit on a quarterly basis, in each case in accordance with the terms of the loan agreement, until such time as the Company restores compliance with the debt service coverage ratio required by the loan agreement for the requisite two-calendar-quarter time period. For so long as it remains outstanding, the face value of such letter of credit will represent a dollar-for-dollar reduction to availability under the Revolving Credit Facility for future borrowings.

French Properties

During the fourth quarter of 2022, the Company repaid the full principal amount of a €70.0 million (approximately $72.3 million on the repayment date) mortgage loan secured by its properties located in France. A cash sweep event under this loan was triggered during the second and third quarters of 2021 and, as a result, a total of approximately $6.9 million of cash had been swept into a cash collateral account prior to repayment of the mortgage loan. All of the cash from the cash collateral account was used as part of the repayment of the remaining principal balance under this mortgage loan in the fourth quarter of 2022.

Multi-Tenant Mortgage Loan IV

During the three months ended September 30, 2021, a tenant exercised its right to terminate its lease effective December 31, 2022. Notice of the termination triggered a lease sweep event, which began in the fourth quarter of 2021, under one of the Company's mortgage loans secured by this property. This was not, however, an event of default. The mortgage loan had a balance of $97.5 million as of December 31, 2022 and it encumbers 16 properties, including this property. Pursuant to the terms of the loan agreement, the lender has swept all cash flow attributable to the lease that triggered the lease sweep event into a rollover reserve account no to exceed an aggregate cap of $0.8 million, which has been met. This reserve is being held by the lender who is required to make the reserve funds available to the Company to fund re-tenanting expenses for the property. The lease sweep event will be cured under the loan agreement if and when the Company leases the space to a new tenant approved by the lender and, at such time, any amounts remaining in the rollover reserve account in respect of the lease sweep event will be released to the Company.

***McLaren Loan***

In April 2021, the Company partially funded its acquisition of the McLaren properties with a loan secured by a mortgage in the amount of £101.0 million ($122.2 million as of December 31, 2022). The maturity date of the loan is April 23, 2024 and it bears interest at 6.0% per annum. The loan is interest-only with the principal due at maturity. The Company recorded a discount of approximately $3.1 million related to this mortgage.

***Trafalgar Court Loan***

In September 2021, the Company assumed a £28.0 million ($38.6 million as of the date assumed of September 2, 2021) mortgage in connection with its acquisition of the Trafalgar Court property located in Guernsey, Channel Islands. The loan matured and was repaid on September 22, 2022 and bore interest at a rate of GBP LIBOR plus 2.0% per year through October 20, 2021. The rate changed to the Sterling Overnight Index Average plus 2.0% after October 20, 2021, continuing through the maturity date of the loan. The loan was interest-only with the principal due at maturity.

***Whirlpool Loan***

On July 10, 2020, the Company, through certain wholly-owned subsidiaries, borrowed $88.0 million from a syndicate of regional banks led by BOK Financial Corporation. In December, 2020 this loan was repaid, without penalty, with net proceeds from the Company's newly issued Senior Notes (as defined in *Note 6 — Senior Notes, Net*). As a result of the repayment of this loan, the Company wrote off deferred financing costs and terminated interest rate swap agreements related to these borrowings, resulting in an aggregate total of $2.0 million of expenses recorded for these items in loss on extinguishment of debt in the Company's consolidated financial statement of operations (see *Note 8 — Derivatives and Hedging Activities* for additional details on the swap terminations).

The loans were secured by six industrial properties triple-net leased to Whirlpool Corporation and located in Tennessee and Ohio that were simultaneously removed from the borrowing base under the Revolving Credit Facility. At the time of the closing of the loans in July 2020, approximately $84.0 million was used to repay amounts outstanding under the Revolving Credit Facility, with the remaining proceeds of approximately $2.2 million, after costs and fees related to the loan, available for general corporate purposes. The loan bore interest at a floating interest rate of one-month LIBOR plus 2.9%, with the interest rate fixed at 3.45% by swap agreement.

### French Refinancing

On May 14, 2020, the Company, through certain of its subsidiaries, entered into a loan agreement with HSBC France ("HSBC") and borrowed €70.0 million ($75.6 million based on the exchange rate on that date) secured by seven properties the Company owned in France at that time. As a result of the refinancing of this loan, the Company terminated interest rate swap agreements related to these borrowings and incurred additional costs, resulting in an aggregate total of $0.3 million of expenses recorded for these items in loss on extinguishment of debt in the Company's consolidated statement of operations (see *Note 8 — Derivatives and Hedging Activities* for additional details on the swap terminations). This loan was repaid in full in the fourth quarter of 2022.

### Note 5 — Revolving Credit Facility and Term Loan, Net

The table below details the outstanding balances as of December 31, 2022 and 2021 under the credit agreement with KeyBank National Association ("KeyBank"), as agent, and the other lender parties thereto which was originally entered into on July 24, 2017 and has been amended from time to time (the "Credit Facility"). On April 8, 2022, the Company, KeyBank and the other lender parties thereto amended and restated the Credit Facility.

Following the closing of the amendment and restatement of the Credit Facility, the Credit Facility consists solely of the senior unsecured multi-currency revolving credit facility (the "Revolving Credit Facility"). The amount previously outstanding under the senior unsecured term loan facility (the "Term Loan") was converted to the Revolving Credit Facility upon the amendment and restatement. In addition, the aggregate total commitments under the Credit Facility were increased from $1.17 billion to $1.45 billion, with a $50.0 million sublimit for letters of credit, a $50.0 million sublimit for swing loans and $100.0 million of which can only be used for U.S. dollar loans. The Credit Facility includes an uncommitted "accordion feature" that, so long as no default or event of default has occurred and is continuing, gives the Company the option to increase the commitments under the Credit Facility, allocated to either or both the Revolving Credit Facility or a new term loan facility, by up to an additional $500.0 million, subject to obtaining commitments from new lenders or additional commitments from participating lenders and certain customary conditions. The Company incurred approximately $10.1 million of deferred financing costs during the year ended December 31, 2022 related to the April 2022 amendment and restatement of the facility.

On July 26, 2022, the Company entered into an amendment to the Credit Facility to, among other things, increase the maximum aggregate asset value attributable to unencumbered pool assets located in approved foreign countries. The amendment increases the Company's flexibility to add properties to the pool of unencumbered assets which impacts the amount available for draw under the Credit Facility.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
December 31, 2022

| (In thousands) | December 31, 2022 | | | | | December 31, 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | TOTAL USD [1] | USD | GBP | EUR | CAD | TOTAL USD [2] | USD | GBP | EUR | CAD |
| **Revolving Credit Facility** | $ 669,968 | $ 287,000 | £ 57,000 | € 267,075 | $ 38,000 | $ 225,566 | $167,000 | £17,000 | € 5,000 | $ 38,000 |
| Term Loan [3] | — | — | — | — | — | 280,266 | — | — | 247,075 | — |
| Deferred financing costs | — | — | — | — | — | (1,712) | — | — | — | — |
| **Term Loan, Net** | — | — | — | — | — | 278,554 | — | — | 247,075 | — |
| **Total Credit Facility** | $ 669,968 | $ 287,000 | £ 57,000 | € 267,075 | $ 38,000 | $ 504,120 | $167,000 | £17,000 | €252,075 | $ 38,000 |

[1]    Assumes exchange rates of £1.00 to $1.21 for GBP and €1.00 to $1.07 for EUR as of December 31, 2022 for illustrative purposes, as applicable.

[2]    Assumes exchange rates of £1.00 to $1.37 for GBP and €1.00 to $1.23 for EUR as of December 31, 2021 for illustrative purposes, as applicable.

Credit Facility - Terms

The Credit Facility requires payments of interest only prior to maturity. Borrowings under the Credit Facility bear interest at a variable rate per annum based on an applicable margin that varies based on the ratio of consolidated total indebtedness to consolidated total asset value of the Company and its subsidiaries plus either (i) the Base Rate (as defined in the Credit Facility) or (ii) the applicable Benchmark Rate (as defined in the Credit Facility) for the currency being borrowed. Following the amendment and restatement of the Credit Facility, the applicable interest rate margin is based on a range from 0.30% to 0.90% per annum with respect to Base Rate borrowings under the Revolving Credit Facility and 1.30% to 1.90% per annum with respect to Benchmark Rate borrowings under the Revolving Credit Facility. These spreads reflect a reduction pursuant to the amendment and restatement of the Credit Facility from the previously applicable spreads (see below). For Benchmark Rate Loans denominated in Dollars that bear interest calculated by reference to Term SOFR, there is an additional spread adjustment depending on the length of the interest period. In addition, pursuant to the amendment and restatement of the Credit Facility, (i) if the Company achieves an investment grade credit rating from at least two rating agencies, the OP can elect for the spread to be based on the credit rating of the Company, and (ii) the "floor" on the applicable Benchmark is 0%. As of December 31, 2022, the Credit Facility had a weighted-average effective interest rate of 4.6% after giving effect to interest rate swaps in place.

The Credit Facility matures on October 8, 2026, subject to the Company's option, subject to customary conditions, to extend the maturity date by up to two additional six-month terms. Borrowings under the Credit Facility may be prepaid at any time, in whole or in part, without premium or penalty, subject to customary breakage costs associated with borrowings for the applicable Benchmark Rate.

The Credit Facility requires the Company through the OP to pay an unused fee per annum of 0.25% of the unused balance of the Revolving Credit Facility if the unused balance exceeds or is equal to 50% of the total commitment or a fee per annum of 0.15% of the unused balance of the Revolving Credit Facility if the unused balance is less than 50% of the total commitment. From and after the time the Company obtains an investment grade credit rating, the unused fee will be replaced with a facility fee based on the total commitment under the Revolving Credit Facility multiplied by 0.30%, decreasing as the Company's credit rating increases.

The Credit Facility is supported by a pool of eligible unencumbered properties that are owned by the subsidiaries of the OP that serve as guarantors. The availability of borrowings under the Revolving Credit Facility continues to be based on the value of a pool of eligible unencumbered real estate assets owned by the Company and compliance with various ratios related to those assets, and the amendment and restatement of the Credit Facility also included amendments to provisions governing the calculation of the value of the borrowing base. As of December 31, 2022, approximately $89.0 million was available for future borrowings under the Revolving Credit Facility. Any future borrowings may, at the option of the Company, be denominated in USD, Euros ("EUR"), Canadian Dollars, British Pounds Sterling ("GBP") or Swiss Francs. Amounts borrowed may not, however, be converted to, or repaid in, another currency once borrowed.

The Credit Facility contains events of default relating to customary matters, including, among other things, payment defaults, covenant defaults, breaches of representations and warranties, events of default under other material indebtedness, material judgments, bankruptcy events and change of control events, such as certain changes to the composition of the

Company's board of directors and management. Upon the occurrence of an event of default, a majority of the lenders have the right to accelerate the payment on any outstanding borrowings and other obligations.

The Company, through the OP, may reduce the amount committed under the Revolving Credit Facility and repay outstanding borrowings under the Credit Facility, in whole or in part, at any time without premium or penalty, other than customary "breakage" costs payable on LIBOR borrowings. In the event of a default, lenders have the right to terminate their obligations under the Credit Facility agreement and to accelerate the payment on any unpaid principal amount of all outstanding loans. The Credit Facility contains various customary operating covenants, including covenants restricting, among other things, restricted payments (including dividends and share repurchases (see additional information below), the incurrence of liens, the types of investments the Company may make, fundamental changes, agreements with affiliates and changes in nature of business. The Credit Facility also contains financial maintenance covenants with respect to maximum consolidated leverage, maximum consolidated secured leverage, minimum fixed charge coverage, maximum secured recourse debt, maximum unencumbered leverage, unencumbered debt service coverage and minimum net worth. As of December 31, 2022, the Company was in compliance with all covenants under the Credit Facility.

Under the terms of the Credit Facility, the Company may not pay distributions, including cash dividends payable with respect to Common Stock, the Company's 7.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share ("Series A Preferred Stock"), its 6.875% Series B Cumulative Redeemable Perpetual Preferred Stock $0.01 par value per share ("Series B Preferred Stock") or any other class or series of stock the Company may issue in the future, or redeem or otherwise repurchase shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, or any other class or series of stock the Company may issue in the future that exceed 100% of the Company's Adjusted FFO, as defined in the Credit Facility (which is different from AFFO disclosed in this Annual Report on Form 10-K) for any period of four consecutive fiscal quarters, except in limited circumstances, including that for one fiscal quarter in each calendar year, the Company may pay cash dividends and other distributions, and make redemptions and other repurchases in an aggregate amount equal to no more than 105% of its Adjusted FFO. From and after the time the Company obtains and continues to maintain an investment grade rating, the limitation on distributions discussed above will not be applicable. The Company used the exception to pay dividends that were between 100% of Adjusted FFO to 105% of Adjusted FFO during the quarter ended on June 30, 2020, and may use this exception in the future.

The Company's ability to comply with the restrictions on the payment of distributions in the Credit Facility depends on its ability to generate sufficient cash flows that in the applicable periods exceed the level of Adjusted FFO required by these restrictions. If the Company is not able to generate the necessary level of Adjusted FFO, the Company will have to reduce the amount of dividends paid on the common and the preferred stock or consider other actions. Alternatively, the Company could elect to pay a portion of its dividends on the Common Stock in additional shares of Common Stock if approved by the Company's board of directors.

The Company and certain subsidiaries of the OP acting as guarantors (the "Guarantors") have guaranteed, and any wholly owned eligible direct or indirect subsidiary of the OP that directly or indirectly owns or leases a real estate asset added to the pool of eligible unencumbered properties required to be maintained under the Credit Facility is required to guarantee, the OP's obligations under the Credit Facility. For any Guarantor subsidiary of the OP, this guarantee will be released if the Company achieves an investment grade credit rating from at least one rating agency, but will again be required (i) if the Company loses its investment grade credit rating, or (ii) with respect to any Guarantor subsidiary of the Company, for so long as the subsidiary is the primary obligor under or provides a guaranty to any holder of unsecured indebtedness.

The Company and certain of its subsidiaries have guaranteed the OP's obligations under the Credit Facility pursuant to one or more guarantees (collectively, the "Guaranty") and a related contribution agreement (the "Contribution Agreement") which governs contribution rights of the Guarantors in the event any amounts become payable under the Guaranty. In connection with the amendment and restatement of the Credit Facility, the Guaranty and the Contribution Agreement were also amended.

**Note 6 — Senior Notes, Net**

On December 16, 2020, the Company and the OP (together the "Issuers") issued $500.0 million aggregate principal amount of 3.75% Senior Notes due 2027. In connection with the closing of the offering of the Senior Notes, the Issuers and the subsidiaries of the Issuers that guarantee the Notes (the "Guarantors") entered into an Indenture (the "Indenture") with U.S. Bank National Association, as trustee (the "Trustee"). As of December 31, 2022 the amount of the Senior Notes on the Company's consolidated balance sheet totaled $493.1 million, which is net of $6.9 million of deferred financing costs. As of December 31, 2021 the amount of the Senior Notes on the Company's consolidated balance sheet totaled $491.7 million, which is net of $8.3 million of deferred financing costs.

The Senior Notes, which were issued at par, will mature on December 15, 2027 and accrue interest at a rate of 3.750% per year. Interest on the Senior Notes, which began to accrue on December 16, 2020, is payable semi-annually in arrears on June 15 and December 15 of each year. We made the first payment on June 15, 2021.

The Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the subsidiaries of each Issuer that are guarantors under the Credit Facility (the "Note Guarantees"). Subject to certain exceptions, each future subsidiary of each Issuer that subsequently guarantees indebtedness under the Credit Facility, any other syndicated loan facility or any capital markets indebtedness, in each case, is required to execute a Note Guarantee. Under certain circumstances, the Guarantors may be automatically released from their Note Guarantees without the consent of the holders of the Senior Notes.

The Senior Notes are redeemable at the option of the Issuers, in whole at any time or in part from time to time, in each case prior to September 15, 2027, for cash, at a redemption price equal to the greater of (i) 101% of the principal amount of the Senior Notes to be redeemed or (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes to be redeemed that would be due if the Senior Notes matured on September 15, 2027 (exclusive of unpaid interest accrued to, but not including, the date of redemption) discounted to the date of redemption on a semi-annual basis at the treasury rate plus 50 basis points, plus, in each case, unpaid interest, if any, accrued to, but not including, the date of redemption. In addition, at any time on or after September 15, 2027, the Senior Notes will be redeemable, at the option of the Issuers, in whole at any time or in part from time to time, for cash, at a redemption price equal to 100% of the principal amount of the Senior Notes to be redeemed plus unpaid interest, if any, accrued to, but not including, the date of redemption.

If a Change of Control Triggering Event (as defined in the Indenture) occurs, the Issuers will be required to make an offer to purchase the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, up to, but excluding, the purchase date.

If the Issuers or any of their restricted subsidiaries sell assets, under certain circumstances the Issuers will be required to make an offer to purchase the Senior Notes at a price equal to 100% of the principal amount, plus accrued interest and unpaid interest, if any, up to, but excluding, the purchase date.

The Indenture contains covenants that, among other things, limit the ability of the Issuers and their restricted subsidiaries to (1) incur additional indebtedness, (2) pay dividends and make distributions on the capital stock of the Company and each Issuer's restricted subsidiaries, (3) make investments or other restricted payments, (4) create liens on their assets, (5) enter into transactions with affiliates, (6) merge or consolidate or sell all or substantially all of their assets, (7) sell assets and (8) create restrictions on the ability of their restricted subsidiaries to pay dividends or other amounts to them. These covenants are subject to important exceptions and qualifications. In addition, if the Senior Notes are rated investment grade by any two of Moody's Investors Service, Inc., Fitch Ratings Inc. and Standard & Poor's Ratings Services, and at such time no default or event of default under the Indenture has occurred and is continuing, many of the covenants in the Indenture will be suspended or become more lenient and may not go back into effect.

The Indenture contains customary events of default which could, subject to certain conditions, cause the Senior Notes to become immediately due and payable. As of December 31, 2022 the Issuers are in compliance with the covenants.

**Note 7 — Fair Value of Financial Instruments**

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

*Level 1* — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

*Level 2* — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability and those inputs are significant.

*Level 3* — Unobservable inputs that reflect the entity's own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. As of December 31, 2022 and 2021, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company's derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company's potential nonperformance risk and the performance risk of the counterparties.

***Financial Instruments Measured at Fair Value on a Recurring Basis***

The following table presents information about the Company's assets and liabilities (including derivatives that are presented net) measured at fair value on a recurring basis as of December 31, 2022 and 2021, aggregated by the level in the fair value hierarchy within which those instruments fall.

| (In thousands) | Quoted Prices in Active Markets Level 1 | Significant Other Observable Inputs Level 2 | Significant Unobservable Inputs Level 3 | Total |
|---|---|---|---|---|
| **December 31, 2022** | | | | |
| Foreign currency forwards, net (GBP & EUR) | $ — | $ 6,174 | $ — | $ 6,174 |
| Interest rate swaps, net (USD, GBP & EUR) | $ — | $ 30,777 | $ — | $ 30,777 |
| **December 31, 2021** | | | | |
| Foreign currency forwards, net (GBP & EUR) | $ — | $ 1,702 | $ — | $ 1,702 |
| Interest rate swaps, net (USD, GBP & EUR) | $ — | $ (1,701) | $ — | $ (1,701) |

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2022.

*Financial Instruments not Measured at Fair Value*

The carrying value of short-term financial instruments such as cash and cash equivalents, restricted cash, due to/from related parties, prepaid expenses and other assets, accounts payable, accrued expenses and dividends payable approximates their fair value due to their short-term nature.

- The gross carrying value of the Company's mortgage notes payable as of December 31, 2022 and 2021 were $1.2 billion and $1.4 billion, respectively. The fair value of gross mortgage notes payable as of December 31, 2022 was $1.2 billion based on estimates of market interest rates. This approach relies on unobservable inputs and therefore is classified as Level 3 in the fair value hierarchy. The fair value of gross mortgage notes payable as of December 31, 2021 approximated their fair value.

- As of December 31, 2022 the advances to the Company under the Revolving Credit Facility had a carrying value of $670.0 million and a fair value of $672.6 million. As of December 31, 2021 the advances to the Company under the Revolving Credit Facility had a carrying value of $225.6 million and a fair value of $225.0 million.

- As of December 31, 2021 the Company's Term Loan had a gross carrying value of $280.3 million and a fair value of $279.3 million.

- As of December 31, 2022, the Company's Senior Notes had a gross carrying value of $500.0 million and a fair value of $417.9 million. As of December 31, 2021, the Company's Senior Notes had a gross carrying value of $500.0 million and a fair value of $489.1 million.

## Note 8 — Derivatives and Hedging Activities

*Risk Management Objective of Using Derivatives*

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts to hedge all or a portion of the interest rate risk associated with its borrowings. Certain of the Company's foreign operations expose the Company to fluctuations of foreign interest rates and exchange rates. These fluctuations may impact the value of the Company's cash receipts and payments in terms of the Company's functional currency. The Company enters into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency, the USD.

The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate and currency risk management. The use of derivative financial instruments carries certain risks, including the risk that any counterparty to a contractual arrangement may not be able to perform under the agreement. To mitigate this risk, the Company only enters into a derivative financial instrument with a counterparty with a high credit rating with a major financial institution which the Company and its affiliates may also have other financial relationships with. The Company does not anticipate that any such counterparty will fail to meet its obligations, but there is no assurance that any counterparty will meet these obligations.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2022 and 2021:

| (In thousands) | Balance Sheet Location | December 31, 2022 | December 31, 2021 |
|---|---|---:|---:|
| **Derivatives designated as hedging instruments:** | | | |
| Interest rate "pay-fixed" swaps (USD) | Derivative liabilities, at fair value | $ — | $ (636) |
| Interest rate "pay-fixed" swaps (GBP) | Derivative assets, at fair value | 4,200 | 332 |
| Interest rate "pay-fixed" swaps (GBP) | Derivative liabilities, at fair value | — | (1,105) |
| Interest rate "pay-fixed" swaps (EUR) | Derivative assets, at fair value | 19,347 | 598 |
| Interest rate "pay-fixed" swaps (EUR) | Derivative liabilities, at fair value | — | (536) |
| Total | | $ 23,547 | $ (1,347) |
| **Derivatives not designated as hedging instruments:** | | | |
| Foreign currency forwards (GBP-USD) | Derivative assets, at fair value | $ 4,091 | $ 1,366 |
| Foreign currency forwards (GBP-USD) | Derivative liabilities, at fair value | (29) | (1,239) |
| Foreign currency forwards (EUR-USD) | Derivative assets, at fair value | 2,411 | 1,678 |
| Foreign currency forwards (EUR-USD) | Derivative liabilities, at fair value | (299) | (103) |
| Interest rate swaps (EUR) | Derivative assets, at fair value | 7,230 | 286 |
| Interest rate swaps (USD) | Derivative liabilities, at fair value | — | (640) |
| Total | | $ 13,404 | $ 1,348 |

*Cash Flow Hedges of Interest Rate Risk*

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

All of the changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income ("AOCI") and are subsequently reclassified into earnings in the period that the hedged forecasted transaction impacts earnings. For the year ended December 31, 2022, such derivatives were used to hedge the variable cash flows associated with variable-rate debt.

Amounts reported in AOCI related to derivatives are reclassified to interest expense as interest payments are made on the Company's variable-rate debt. In the second quarter of 2022 the Company accelerated the reclassification of amounts in other comprehensive income to earnings as a result of certain hedged forecasted transactions becoming probable not to occur. The accelerated amount was a gain of $2.4 million in the three months ended June 30, 2022 and is recorded in unrealized income on undesignated foreign currency advances and other hedge ineffectiveness in the Company's consolidated income statement for the year ended December 31, 2022. During the next 12 months ending December 31, 2023, the Company estimates that an additional $13.5 million will be reclassified from other comprehensive income as an increase to interest expense.

Additionally, during the year ended December 31, 2020, the Company accelerated the reclassification of amounts in other comprehensive income to earnings as a result of the hedged forecasted transactions becoming probable not to occur. The accelerated amount was a loss of $0.3 million for the year ended December 31, 2020.

As of December 31, 2022 and 2021, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

| | December 31, | | | |
| | **2022** | | **2021** | |
| **Derivatives** | **Number of Instruments** | **Notional Amount** | **Number of Instruments** | **Notional Amount** |
| | | *(In thousands)* | | *(In thousands)* |
| Interest rate "pay-fixed" swaps (GBP) | 45 | $ 229,752 | 49 | $ 298,163 |
| Interest rate "pay-fixed" swaps (EUR) [1] | 16 | 343,055 | 14 | 476,874 |
| Interest rate "pay-fixed" swaps (USD) | — | — | 1 | 75,000 |
| Total | 61 | $ 572,807 | 64 | $ 850,037 |

———

(1) The Company entered into four additional interest rate swaps for a notional amount of approximately €250 million ($267.7 million as of December 31, 2022) in July 2022 to replace existing swaps set to expire, which are not yet effective until August 1, 2024 and therefore, are not included in the notional amount in the table above.

In connection with the paydown the loans secured by six industrial properties triple-net leased to Whirlpool Corporation during the fourth quarter of 2020, the Company terminated six interest rate swaps with an aggregate notional amount of $88.0 million for a payment of approximately $0.3 million, which was recorded in loss on extinguishment of debt in the Company's consolidated statement of operations. Also, following these terminations, the Company recorded a loss of $0.3 million in (loss) gain on derivative instruments in the Company's consolidated statement of operations due to the acceleration of the reclassification of amounts in AOCI to earnings as a result of the hedged forecasted transactions becoming probable not to occur as noted above.

In connection with a multi-property loan which refinanced all of the Company's mortgage notes payable secured by its properties located in France during the second quarter of 2020 (see *Note 4 — Mortgage Notes Payable, Net*), the Company terminated two interest rate swaps with an aggregate notional amount of €14.5 million for a payment of approximately $0.1 million. Amounts recorded to AOCI and interest expense following these terminations were not significant.

In connection with a multi-property loan which refinanced all of the Company's mortgage notes payable secured by the Company's properties located in Finland during the first quarter of 2019), the Company terminated five interest rate swaps with an aggregate notional amount of €57.4 million for a payment of approximately $0.8 million. Following these terminations, $0.7 million was recorded in AOCI and was recorded as an adjustment to interest expense over the term of the original EUR hedges and respective borrowings. Of the amount recorded in AOCI following these terminations, $0.3 million was recorded as an increase to interest expense for the year ended December 31, 2020. As of December 31, 2020, there was no balance remaining in AOCI related to these terminations.

In connection with a multi-property loan which refinanced all of the Company's mortgage notes payable denominated in GBP during the third quarter of 2018, the Company terminated 15 interest rate swaps with an aggregate notional amount of £208.8 million and one floor with a notional amount of £28.1 million. Following these terminations, the amount relating to GBP borrowings still outstanding of approximately $1.2 million was recorded in AOCI and was recorded as an adjustment to interest expense over the term of the original GBP hedges and respective borrowings. Of the amount recorded in AOCI following these terminations, $0.3 million was recorded as an increase to interest expense for the year ended December 31, 2020. As of December 31, 2020, there was no balance remaining in AOCI related to these terminations.

The table below details the location in the consolidated financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the years ended December 31, 2022, 2021 and 2020:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| *(In thousands)* | **2022** | **2021** | **2020** |
| Amount of gain (loss) recognized in AOCI from derivatives | $ 27,896 | $ 6,228 | $ (14,151) |
| Amount of loss reclassified from AOCI into income as interest expense | $ (5) | $ (6,980) | $ (5,646) |
| Amount of loss recognized on derivative instruments (ineffective portion, reclassifications of missed forecasted transactions and amounts excluded from effectiveness testing) | $ — | $ — | $ (270) |
| Total interest expense recorded in the consolidated statements of operations | $ 97,510 | $ 94,345 | $ 71,804 |

### *Net Investment Hedges*

The Company is exposed to fluctuations in foreign currency exchange rates on property investments in foreign countries which pay rental income, incur property related expenses and borrow in currencies other than its functional currency, the USD. For derivatives designated as net investment hedges, all of the changes in the fair value of the derivatives, including the ineffective portion of the change in fair value of the derivatives, if any, are reported in AOCI (outside of earnings) as part of the cumulative translation adjustment. Amounts are reclassified out of AOCI into earnings when the hedged net investment is either sold or substantially liquidated. As of December 31, 2022 and 2021 the Company did not have foreign currency derivatives that were designated as net investment hedges used to hedge its net investments in foreign operations and during the years ended December 31, 2022 and 2021, the Company did not use foreign currency derivatives that were designated as net investment hedges.

Foreign Denominated Debt Designated as Net Investment Hedges

All foreign currency denominated borrowings under the Credit Facility are designated as net investment hedges. As such, the designated portion of changes in value due to currency fluctuations are reported in AOCI (outside of earnings) as part of the cumulative translation adjustment. The remeasurement gains and losses attributable to the undesignated portion of the foreign-currency denominated debt are recognized directly in earnings. Amounts are reclassified out of AOCI into earnings when the hedged net investment is either sold or substantially liquidated, or if the Company should no longer possess a controlling interest. The Company records adjustments to earnings for currency impacts related to undesignated excess positions, if any. During the year ended December 31, 2020, the Company recorded losses of $6.0 million due to currency changes on the undesignated excess foreign currency advances over the related net investments. There were no undesignated excess positions at any time during the years ended December 31, 2022 and 2021.

### *Non-Designated Derivatives*

The Company is exposed to fluctuations in the exchange rates of its functional currency, the USD, against the GBP and the EUR. The Company has used and may continue to use foreign currency derivatives, including options, currency forward and cross currency swap agreements, to manage its exposure to fluctuations in GBP-USD and EUR-USD exchange rates. While these derivatives are economically hedging the fluctuations in foreign currencies, they do not meet the strict hedge accounting requirements to be classified as hedging instruments. Changes in the fair value of derivatives not designated as hedges under qualifying hedging relationships are recorded directly in net income (loss). The Company recorded a gain of $18.6 million, a gain of $5.8 million and a loss of $2.1 million on the non-designated hedges for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022 and 2021, the Company had the following outstanding derivatives that were not designated as hedges under qualifying hedging relationships:

| | December 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| **Derivatives** | **Number of Instruments** | **Notional Amount** | **Number of Instruments** | **Notional Amount** |
| | | *(In thousands)* | | *(In thousands)* |
| Foreign currency forwards (GBP - USD) | 30 | $ 53,833 | 38 | $ 64,182 |
| Foreign currency forwards (EUR - USD) | 39 | 50,323 | 48 | 46,507 |
| Interest rate swaps (EUR) | 3 | 149,418 | 8 | 116,327 |
| Interest rate swaps (USD) | — | — | 2 | 75,000 |
| Total | 72 | $ 253,574 | 96 | $ 302,016 |

*Offsetting Derivatives*

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of December 31, 2022 and 2021. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the accompanying consolidated balance sheets.

| | | | | | Gross Amounts Not Offset on the Balance Sheet | | |
|---|---|---|---|---|---|---|---|
| *(In thousands)* | **Gross Amounts of Recognized Assets** | **Gross Amounts of Recognized (Liabilities)** | **Gross Amounts Offset on the Balance Sheet** | **Net Amounts of Assets (Liabilities) presented on the Balance Sheet** | **Financial Instruments** | **Cash Collateral Received (Posted)** | **Net Amount** |
| December 31, 2022 | $ 37,279 | $ (328) | $ — | $ 36,951 | $ — | $ — | $ 36,951 |
| December 31, 2021 | $ 4,260 | $ (4,259) | $ — | $ 1 | $ — | $ — | $ 1 |

In addition to the above derivative arrangements, the Company also uses non-derivative financial instruments to hedge its exposure to foreign currency exchange rate fluctuations as part of its risk management program, including foreign denominated debt issued and outstanding with third parties to protect the value of its net investments in foreign subsidiaries against exchange rate fluctuations. The Company has drawn, and expects to continue to draw, foreign currency advances under the Credit Facility to fund certain investments in the respective local currency which creates a natural hedge against the original equity invested in the real estate investments, removing the need for the final cross currency swaps.

*Credit-Risk-Related Contingent Features*

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2022, the Company did not have any counterparties where the net derivative fair value held by that counterparty was in a net liability position including accrued interest but excluding any adjustment for nonperformance. As of December 31, 2022, the Company had not posted any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value.

**Note 9 — Stockholders' Equity**

*Common Stock*

As of December 31, 2022 and 2021, the Company had 104,141,899 and 103,900,452, respectively, shares of Common Stock issued and outstanding, including Restricted Shares and excluding RSUs and LTIP Units. LTIP Units may be convertible into shares of Common Stock in the future.

As of June 2 2021, the end of the performance period applicable to the 2,554,930 LTIP Units granted to the Advisor pursuant to the 2018 OPP, a total of 2,135,496 of these LTIP Units were earned and became vested and the remainder were forfeited. The earned LTIP Units were subsequently converted into an equal number of units of limited partnership interest in the OP designated as "OP Units" ("OP Units"). On June 17, 2021, the Advisor exercised its right to redeem these OP Units for, at the Company's option, cash or shares of Common Stock on a one-for-one basis. On the same day, the Company's board of directors elected to satisfy the OP's redemption obligation by issuing shares of Common Stock to the Advisor. The shares were issued to the Advisor on June 18, 2021. As a result, the Company recorded a reclassification of $25.3 million from non-controlling interests to additional paid-in-capital during the second quarter of 2021.

ATM Program — Common Stock

The Company has an "at the market" equity offering program (the "Common Stock ATM Program") pursuant to which the Company may sell shares of Common Stock, from time to time through its sales agents. In November 2022, the Company filed a new shelf registration statement and prospectus supplement having an aggregate offering price of up to $285.0 million, prior to the expiration of its previous registration statement, which had an aggregate offering price up to $500.0 million.

- During the year ended December 31, 2022, the Company sold 70,218 shares of Common Stock through the Common Stock ATM Program for gross proceeds of $1.1 million, before nominal commissions and issuance costs were paid.

- During the year ended December 31, 2021, the Company sold 11,944,017 shares of Common Stock through the Common Stock ATM Program for gross proceeds of $217.5 million, before commissions paid of $3.3 million and additional issuance costs of $0.3 million.

- The Company did not sell any shares of Common Stock through the Common Stock ATM Program during the year ended December 31, 2020.

Other Common Stock Activity

During the first quarter of 2021, the cancellation of 8,668 shares of Common Stock that had been forfeited in a prior period was effectuated, which reduced the Common Stock outstanding as of December 31, 2021. The cancellation of these shares is presented in the consolidated statement of stockholders' equity in the issuance of common stock, net line item.

***Preferred Stock***

The Company is authorized to issue up to 30,000,000 shares of Preferred Stock.

- The Company has classified and designated 9,959,650 shares of its authorized Preferred Stock as authorized shares of its Series Preferred Stock as of December 31, 2022 and 2021. The Company had 6,799,467 shares of Series A Preferred Stock issued and outstanding, as of December 31, 2022 and 2021.

- The Company has classified and designated 11,450,000 shares of its authorized Preferred Stock as authorized shares of its Series B Preferred Stock as of December 31, 2022 and 2021. The Company had 4,695,887 and 4,503,893 shares of Series B Preferred Stock issued and outstanding, as of December 31, 2022 and 2021, respectively.

- The Company has classified and designated 100,000 shares of its authorized Preferred Stock as authorized shares of its Series C preferred stock, $0.01 par value ("Series C Preferred Stock"), as of December 31, 2022. No shares of Series C Preferred Stock were authorized as of December 31, 2019 and no shares of Series C Preferred Stock were issued and outstanding as of December 31, 2022 and 2021.

ATM Program — Series B Preferred Stock

In December 2019, the Company established an "at the market" equity offering program for its Series B Preferred Stock (the "Series B Preferred Stock ATM Program") pursuant to which the Company may sell sales of shares of Series B Preferred Stock from time to time through its sales agents. In November 2022, the Company filed a new shelf registration statement and prospectus supplement having an aggregate offering price of up to $170.0 million, prior to the expiration of its previous registration statement, which had an aggregate offering price up to $200.0 million.

- During the year ended December 31, 2022, the Company sold 191,994 shares of its Series B Preferred Stock through the Series B Preferred Stock ATM Program for gross proceeds of $4.8 million before nominal commissions paid and issuance costs.

- During the year ended December 31, 2021, the Company sold 641,940 shares of Series B Preferred Stock through the Series B Preferred Stock ATM Program for gross proceeds of $16.2 million, before commissions paid of approximately $0.2 million and nominal additional issuance costs.

- During the year ended December 31, 2020, the Company sold 411,953 shares of Series B Preferred Stock through the Series B Preferred Stock ATM Program for gross proceeds of $10.4 million, before commissions paid of approximately $0.2 million and additional issuance costs of $0.1 million. The Company did not sell any shares of Series B Preferred Stock through the Series B Preferred Stock ATM Program during 2019.

Series A Preferred Stock - Terms

Holders of Series A Preferred Stock are entitled to cumulative dividends in an amount equal to $1.8125 per share each year, which is equivalent to the rate of 7.25% of the $25.00 liquidation preference per share per annum. The Series A Preferred Stock has no stated maturity and will remain outstanding indefinitely unless redeemed or otherwise repurchased. On and after September 12, 2022, at any time and from time to time, the Series A Preferred Stock is redeemable in whole or in part, at the Company's option, at a cash redemption price of $25.00 per share plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the redemption date. In addition, upon the occurrence of a Delisting Event or a Change of Control (each as defined in the articles supplementary governing the terms of the Series A Preferred Stock (the "Articles Supplementary"), the Company may, subject to certain conditions, at its option, redeem the Series A Preferred Stock, in whole but not in part, within 90 days after the first date on which the Delisting Event occurred or within 120 days after the first date on which the Change of Control occurred, as applicable, by paying the liquidation preference of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the redemption date. If the Company does not exercise these redemption rights upon the occurrence of a Delisting Event or a Change of Control, the holders of Series A Preferred Stock will have certain rights to convert Series A Preferred Stock into shares of Common Stock based on a defined formula subject to a cap whereby the holders of Series A Preferred Stock may receive a maximum of 2.301 shares of Common Stock (as adjusted for any stock splits) per share of Series A Preferred Stock. The necessary conditions to convert the Series A Preferred Stock into Common Stock have not been met as of December 31, 2022. Therefore, Series A Preferred Stock did not impact Company's earnings per share calculations.

The Series A Preferred Stock ranks senior to the Common Stock, with respect to dividend rights and rights upon the Company's voluntary or involuntary liquidation, dissolution or winding up.

If dividends on any outstanding shares of Series A Preferred Stock have not been paid for six or more quarterly periods, holders of Series A Preferred Stock and holders of any other class or series of preferred stock ranking on parity with the Series A Preferred Stock, including the Series B Preferred Stock, will have the exclusive power, voting together as a single class, to elect two additional directors until all accrued and unpaid dividends on the Series A Preferred Stock have been fully paid. In addition, the Company may not authorize or issue any class or series of equity securities ranking senior to the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding-up or amend the Company's charter to materially and adversely change the terms of the Series A Preferred Stock without the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter by holders of outstanding shares of Series A Preferred Stock and holders of any other similarly-affected classes and series of preferred stock ranking on parity with the Series A Preferred Stock, including the Series B Preferred Stock. Other than the limited circumstances described above and in the Articles Supplementary, holders of Series A Preferred Stock do not have any voting rights.

Series B Preferred Stock - Terms

Holders of Series B Preferred Stock are entitled to cumulative dividends in an amount equal to $1.71875 per share each year, which is equivalent to the rate of 6.875% of the $25.00 liquidation preference per share per annum. The Series B Preferred Stock has no stated maturity and will remain outstanding indefinitely unless redeemed or otherwise repurchased. On and after November 26, 2024, at any time and from time to time, the Series B Preferred Stock will be redeemable in whole or in part, at the Company's option, at a cash redemption price of $25.00 per share plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the redemption date. In addition, upon the occurrence of a Delisting Event or a Change of Control (each as defined in the articles supplementary governing the terms of the Series B Preferred Stock (the "Series B Articles Supplementary"), the Company may, subject to certain conditions, at its option, redeem the Series B Preferred Stock, in whole but not in part, within 90 days after the first date on which the Delisting Event occurred or within 120 days after the first date on which the Change of Control occurred, as applicable, by paying the liquidation preference of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the redemption date. If the Company does not exercise these redemption rights upon the occurrence of a Delisting Event or a Change of Control, the holders of Series B Preferred Stock will have certain rights to convert Series B Preferred Stock into shares of Common Stock based on a defined formula subject to a cap whereby the holders of Series B Preferred Stock may receive a maximum of 2.5126 shares of Common Stock (as adjusted for any stock splits) per share of Series B Preferred Stock. The necessary conditions to convert the Series B Preferred Stock into Common Stock have not been met as of December 31, 2022. Therefore, Series B Preferred Stock did not impact Company's earnings per share calculations.

The Series B Preferred Stock ranks senior to the Common Stock, with respect to dividend rights and rights upon the Company's voluntary or involuntary liquidation, dissolution or winding up, and on parity with the Series A Preferred Stock.

If dividends on any outstanding shares of Series B Preferred Stock have not been paid for six or more quarterly periods, holders of Series B Preferred Stock and holders of any other class or series of preferred stock ranking on parity with the Series B Preferred Stock, including the Series A Preferred Stock will be entitled to vote together as a single class, will have the exclusive power, voting together as a single class, to elect two additional directors until all accrued and unpaid dividends on the Series B Preferred Stock have been fully paid. In addition, the Company may not authorize or issue any class or series of equity securities ranking senior to the Series B Preferred Stock with respect to dividend rights and rights upon the Company's voluntary or involuntary liquidation, dissolution or winding-up or amend our charter to materially and adversely change the terms of the Series B Preferred Stock without the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter by holders of outstanding shares of Series B Preferred Stock and holders of any other similarly-affected classes and series of preferred stock ranking on parity with the Series B Preferred Stock, including the Series A Preferred Stock. Other than the limited circumstances described above and in the Articles Supplementary, holders of Series B Preferred Stock do not have any voting rights.

***Dividends***

Common Stock Dividends

Historically, and through March 31, 2020, the Company paid dividends at an annualized rate of $2.13 per share or $0.5325 per share on a quarterly basis. In March 2020, the Company's board of directors approved a change in the dividend to an annual rate of $1.60 per share or $0.40 per share on a quarterly basis, which became effective in the second quarter of 2020 with the Company's April 1, 2020 dividend declaration. The Company has been paying dividends on its shares of common stock at that rate since the second quarter of 2020.

Dividends authorized by the Company's board of directors and declared by the Company are paid on a quarterly basis in arrears on the 15th day of the first month following the end of each fiscal quarter (unless otherwise specified) to common stockholders of record on the record date for such payment. The Company's board of directors may alter the amounts of dividends paid or suspend dividend payments at any time prior to declaration and therefore dividend payments are not assured. For purposes of the presentation of information herein, the Company may refer to distributions by the OP on ordinary units of limited partner interest in the OP ("OP Units") and LTIP Units as dividends. In addition, see *Note 5 — Revolving Credit Facility and Term Loan, Net* for additional information on the restrictions on the payment of dividends and other distributions imposed by the Credit Facility.

The following table details from a tax perspective, the portion of cash paid for Common Stock dividends, during the years presented, classified as return of capital and ordinary dividend income, per share per annum:

| | | | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|---|
| *(In thousands)* | **2022** | | | **2021** | | | **2020** | |
| Return of capital | $ | 1.60 | 100.0 % | $ 1.01 | 63.5 % | $ | 1.34 | 77.5 % |
| Ordinary dividend income | | — | — % | 0.58 | 36.5 % | | 0.39 | 22.5 % |
| Total | $ | 1.60 | 100.0 % | $ 1.59 | 100.0 % | $ | 1.73 | 100.0 % |

Series A Preferred Stock Dividends

Dividends on Series A Preferred Stock accrue in an amount equal to $0.453125 per share per quarter to holders of Series A Preferred Stock, which is equivalent to 7.25% of the $25.00 liquidation preference per share of Series A Preferred Stock per annum. Dividends on the Series A Preferred Stock are payable quarterly in arrears on the 15th day of January, April, July and October of each year (or, if not on a business day, on the next succeeding business day) to holders of record at the close of business on the record date set by the Company's board of directors. Dividends paid during 2022 on the Series A Preferred Stock were considered 69.9% ordinary dividend income and all dividends paid during 2021 and 2020 on the Series A Preferred Stock were considered 100% ordinary dividend income.

Series B Preferred Stock Dividends

Dividends on Series B Preferred Stock accrue in an amount equal to $0.429688 per share per quarter to holders of Series B Preferred Stock, which is equivalent to 6.875% of the $25.00 liquidation preference per share of Series B Preferred Stock per annum. Dividends on the Series B Preferred Stock are payable quarterly in arrears on the 15th day of January, April, July and October of each year (or, if not on a business day, on the next succeeding business day) to holders of record at the close of business on the record date set by the Company's board of directors. Dividends paid during 2022 on the Series B Preferred Stock were considered 69.9% ordinary dividend income and all dividends paid during 2021 and 2020 on the Series B Preferred Stock were considered 100% ordinary dividend income.

*Stockholder Rights Plan*

In April 2020, the Company announced that its board of directors approved a short-term stockholder rights plan (the "Plan"). The Plan is intended to allow the Company to realize the long-term value of the Company's assets by protecting the Company from the actions of third parties that the Company's board determines are not in the best interest of the Company. In connection with the adoption of the Plan, the Company's board of directors authorized a dividend of one preferred share purchase right for each outstanding share of Common Stock to stockholders of record on April 20, 2020 to purchase from the Company one one-thousandth of a share of Series C Preferred Stock for an exercise price of $50.00, once the rights become exercisable, subject to adjustment as provided in the related rights agreement. By the terms of the Plan, the rights will initially trade with Common Stock and will generally only become exercisable on the 10th business day after the Company's board of directors become aware that a person or entity has become the owner of 4.9% or more of the shares of Common Stock or the commencement of a tender or exchange offer which would result in the offeror becoming an owner of 4.9% or more of the Common Stock. In February 2021, the expiration date of these rights was extended to April 8, 2024. The adoption of the Plan did not have a material impact on the Company's financial statements and its earnings per share.

## Note 10 — Commitments and Contingencies

*Lessee Arrangements — Ground Leases*

The Company leases land under nine ground leases associated with certain properties, with lease durations ranging from 13 to 94 years as of December 31, 2022.

As of December 31, 2022 and 2021, the Company's balance sheet includes ROU assets of $49.2 million and $52.9 million, respectively, and operating lease liabilities of $21.9 million and $22.8 million, respectively. In determining the operating ROU assets and lease liabilities for the Company's existing operating leases in accordance with lease accounting rules, the Company was required to estimate an appropriate incremental borrowing rate on a fully-collateralized basis for the terms of the leases. Since the terms of the Company's ground leases are significantly longer than the terms of borrowings available to the Company on a fully-collateralized basis, the Company's estimate of this rate required significant judgment.

The Company's ground operating leases have a weighted-average remaining lease term of approximately 30.7 years and a weighted-average discount rate of 4.4% as of December 31, 2022. For the years ended December 31, 2022, 2021 and 2020, the Company paid cash of approximately $1.3 million, $1.4 million and $1.5 million, respectively, for amounts included in the measurement of lease liabilities. For the years ended December 31, 2022, 2021 and 2020, the Company recorded expense of $1.3 million, $1.4 million and $1.4 million, respectively, on a straight-line basis in accordance with the standard. The lease expense is recorded in property operating expenses in the consolidated statements of operations.

The following table reflects the base cash rental payments due from the Company as of December 31, 2022:

| (In thousands) | | Future Base Rent Payments [1] |
|---|---|---|
| 2023 | $ | 1,324 |
| 2024 | | 1,329 |
| 2025 | | 1,333 |
| 2026 | | 1,334 |
| 2027 | | 1,335 |
| Thereafter | | 34,454 |
| Total minimum lease payments [2] | | 41,109 |
| Less: Effects of discounting | | (19,232) |
| Total present value of lease payments | $ | 21,877 |

[1] Assumes exchange rates of £1.00 to $1.21 for GBP and €1.00 to $1.07 for EUR as of December 31, 2022 for illustrative purposes, as applicable.

[2] Ground lease rental payments due for the Company's ING Amsterdam lease are not included in the table above as the Company's ground rent for this property is prepaid through 2050.

*Litigation and Regulatory Matters*

On December 19, 2022, the Company filed a complaint against Blackwells Capital LLC ("Blackwells Capital"), an affiliate of Blackwells Onshore (together with Blackwells Capital, "Blackwells"), and certain others involved with Blackwells proxy solicitation (collectively the "Defendants"), captioned *Global Net Lease, Inc. v. Blackwells Capital LLC, et al.*, No. 1:22-cv-10702 (Dec. 19, 2022), in the United States District Court for the Southern District of New York. The complaint alleges that Blackwells and the other Defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by omitting or misstating material information in materials filed by the Defendants. The complaint seeks, among other things, to (i) declare that the proxy materials filed by Blackwells violate Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, (ii) order Blackwells and the other Defendants to publicly correct their material misstatements or omissions, (iii) enjoin Blackwells and the other Defendants from publishing any soliciting materials until each of them files corrective statements to address the material misstatements or omissions, and (iv) preliminarily and permanently enjoin Blackwells and the other Defendants from committing any further violations of federal securities law.

In addition, on December 19, 2022, Blackwells Onshore filed a complaint against the Company and another defendant captioned *Blackwells Onshore I LLC v. Global Net Lease, Inc., et al.*, No. 24C22005195, in the Circuit Court of Maryland for Baltimore City. The complaint alleges that the Company committed a breach of contract and violated its duties under Maryland law by rejecting the purported nomination of two persons to the Company's board proposed by Blackwells and various proposals which Blackwells seeks to have considered at the Company's 2023 annual meeting of stockholders. The complaint seeks, among other things, (i) to enjoin the Company from interpreting its bylaws in a fashion that would preclude Blackwells Onshore from nominating two candidates for election to the Company's board, (ii) to declare that the Company's bylaws do not preclude Blackwells Onshore's nominees or business proposals, (iii) to declare the previously announced Second Amendment to the Company's bylaws void and unenforceable, (iv) to enjoin the Company from taking any steps to reject the nominations made by Blackwells Onshore and require the Company to count votes cast in favor of any of the persons nominated by Blackwells Onshore, and (v) unspecified damages for purported breach of the bylaws. The Company intends to vigorously defend against the claims.

*Environmental Matters*

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. As of December 31, 2022, the Company had not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the results of operations.

**Note 11 — Related Party Transactions**

As of December 31, 2022 and 2021, AR Global and certain affiliates owned, in the aggregate, 35,900 shares of outstanding Common Stock. The Advisor, which is an affiliate of AR Global, and its affiliates incur, directly or indirectly, costs and fees in performing services for the Company.

As of December 31, 2022 the Company had $0.5 million of receivables from the Advisor or its affiliates and as of December 31, 2021, the Company did not have any receivables from the Advisor or its affiliates. As of December 31, 2022 and 2021, the Company had $1.2 million and $0.9 million, respectively, of payables to the Advisor or its affiliates.

As of December 31, 2022, AR Global indirectly owned all of the membership interests in the Advisor.

The Company is the sole general partner of the OP. There were no OP Units held by anyone other than the Company outstanding as of December 31, 2022, 2021 and 2020.

The Company paid $0.4 million, $11.0 million and $0.4 million in distributions to the Advisor as the sole holder of LTIP Units (as defined in *Note 13 — Equity-Based Compensation*) during the years ended December 31, 2022, 2021 and 2020, which are included in accumulated deficit in the Company's consolidated statements of equity. As of December 31, 2022 and 2021, the Company had no unpaid distributions on the LTIP Units.

During 2022, 2021 and 2020, the Company granted 207,242, 213,125 and 132,025 Restricted Shares, respectively, to employees of the Advisor or its affiliates who are involved in providing services to the Company, including the Company's Chief Executive Officer and Chief Financial Officer. In addition, during the third quarter of 2022, the Company issued 23,156 Restricted Shares to former employees of the Advisor, working as consultants to the Advisor. For additional information, see *Note 13 — Equity-Based Compensation*.

*Fees Paid in Connection with the Operations of the Company*

Under the Fourth Amended and restated Advisory Agreement (the "Advisory Agreement"), by and among the Company, the OP and the Advisor, the Company pays the Advisor the following fees in cash:

(a) a base fee of $18.0 million per annum payable in cash monthly in advance ("Minimum Base Management Fee"); and

(b) a variable fee amount equal to 1.25% per annum of the sum, since the effective date of the Advisory Agreement in June 2015, of: (i) the cumulative net proceeds of all common equity issued by the Company (ii) any equity of the Company issued in exchange for or conversion of preferred stock or exchangeable notes, based on the stock price at the date of issuance; and (iii) any other issuances of common, preferred, or other forms of equity of the Company, including units in an operating partnership (excluding equity based compensation but including issuances related to an acquisition, investment, joint-venture or partnership) (the "Variable Base Management Fee").

The Company will pay the Advisor any Incentive Compensation (as defined in the Advisory Agreement), generally payable in quarterly installments 50% in cash and 50% in shares of Common Stock (subject to certain lock up restrictions). The Advisor did not earn any Incentive Compensation during the years ended December 31, 2022, 2021 or 2020. The Advisory Agreement was amended on May 6, 2021 as described below (the "2021 Amendment"), but prior thereto, the Incentive Compensation was generally calculated on an annual basis for the 12-month period from July 1 to June 30 of each year. Pursuant to the 2021 Amendment, the 12-month period is now measured from January 1 to December 31 of each year, commencing with the 12-month period ending December 31, 2021. After the end of each performance period, the Incentive Compensation is subject to a final adjustment in accordance with the terms of the Advisory Agreement based on the difference, if any, between the amount of Incentive Compensation paid to the Advisor during the year and the amount actually earned by the Advisor at the end of the year. In connection with any adjustments, shares of Common Stock that were issued as a portion of any quarterly installment payment are retained and, for purposes of any repayment required to be made by the Advisor, have the value they had at the time of issuance and are adjusted in respect of any dividend or other distribution received with respect to those shares to allow recoupment of the same.

The Incentive Compensation can be earned by the Advisor based on the Company's achievement relative to two threshold levels of Core AFFO Per Share[1]: the Incentive Fee Lower Hurdle (as defined in the Advisory Agreement) and the Incentive Fee Upper Hurdle (as defined in the Advisory Agreement).

Following the 2021 Amendment, the Incentive Fee Lower Hurdle is equal to (i) $1.95 per share in the aggregate and $0.4875 per share per quarter for the annual period which began January 1, 2021, and (ii) $2.25 per share in the aggregate and $0.5625 per share per quarter for the annual period which began January 1, 2022 and each annual period thereafter, subject to potential annual increases by the Company's independent directors as described below.

In addition, under the 2021 Amendment, the Incentive Fee Upper Hurdle is equal to (i) $2.62 per share in the aggregate and $0.655 per share per quarter for the annual period which began January 1, 2021 and ended December 31, 2021, and (ii) $2.92 per share in the aggregate and $0.73 per share per quarter for the annual period which began January 1, 2022 and ended December 31, 2022 and each annual period thereafter, subject to potential annual increases by the Company's independent directors as described below.

Prior to the 2021 Amendment, July 1, 2021 was the first date that the annual thresholds were subject to annual increases by a majority of the Company's independent directors (in their good faith reasonable judgment, after consultation with the Advisor). The 2021 Amendment extended this date to January 1, 2023. The percentage at which independent directors may so increase the thresholds remains a percentage equal to between 0% and 3%. In addition, the 2021 Amendment extended from August 2023 to May 2026, the first date on which the Advisor has a right to request that the Company's independent directors reduce the then current Incentive Fee Lower Hurdle and Incentive Fee Upper Hurdle and make a determination whether any reduction in the annual thresholds is warranted. The Advisor will again have this right in May 2031 and then every five years thereafter.

The annual aggregate amount of the Minimum Base Management Fee and Variable Base Management Fee (collectively, the "Base Management Fee") that may be paid under the Advisory Agreement are subject to varying caps based on assets under management ("AUM")[2], as defined in the Advisory Agreement. The amount of the Base Management Fee to be paid under the Advisory Agreement is capped at the AUM for the preceding year multiplied by (a) 0.75% if equal to or less than $3.0 billion; (b) 0.75% less (i) a fraction, (x) the numerator of which is the AUM for such specified period less $3.0 billion and (y) the denominator of which is $11.7 billion multiplied by 0.35% if AUM is greater than $3.0 billion but less than $14.6 billion; or (c) 0.4% if equal to or greater than $14.7 billion.

———

[1] For purposes of the Advisory Agreement, Core AFFO Per Share means for the applicable period (i) net income adjusted for the following items (to the extent they are included in net income): (a) real estate related depreciation and amortization; (b) net income from unconsolidated partnerships and joint ventures; (c) one-time costs that the Advisor deems to be non-recurring; (d) non-cash equity compensation (other than any Restricted Share Payments (as defined in the Advisory Agreement)); (e) other non-cash income and expense items; (f) certain non-cash interest expenses related to securities that are convertible to Common Stock; (g) gain (or loss) from the sale of investments; (h) impairment loss on real estate; (i) acquisition and transaction related

costs (known as acquisition, transaction and other costs on the face of the Company's income statement); (j) straight-line rent; (k) amortization of above and below market leases assets and liabilities; (l) amortization of deferred financing costs; (m) accretion of discounts and amortization of premiums on debt investments; (n) marked-to-market adjustments included in net income; (o) unrealized gain (loss) resulting from consolidation from, or deconsolidation to, equity accounting, (p) consolidated and unconsolidated partnerships and joint ventures and (q) Incentive Compensation, (ii) <u>divided by</u> the weighted-average outstanding shares of Common Stock on a fully-diluted basis for such period.

(2)     For purposes of the Advisory Agreement, AUM means, for a specified period, an amount equal to (A) (i) the aggregate costs of the Company's investments (including acquisition fees and expenses) at the beginning of such period (before reserves for depreciation of bad debts, or similar non-cash reserves) plus (ii) the aggregate cost of the Company's investment at the end of such period (before reserves from depreciation or bad debts, or similar non-cash reserves) divided by (B) two (2).

In addition, the per annum aggregate amount of the Base Management Fee and the Incentive Compensation to be paid under the Advisory Agreement is capped at (a) 1.25% of the AUM for the previous year if AUM is less than or equal to $5.0 billion; (b) 0.95% if the AUM is equal to or exceeds $15.0 billion; or (c) a percentage equal to: (A) 1.25% less (B) (i) a fraction, (x) the numerator of which is the AUM for such specified period less $5.0 billion and (y) the denominator of which is $10.0 billion multiplied by (ii) 0.30% if AUM is greater than $5.0 billion but less than $15.0 billion. The Variable Base Management Fee is also subject to reduction if there is a sale or sales of one or more Investments in a single or series of related transactions exceeding $200.0 million and a special dividend(s) related thereto is paid to stockholders.

Under the Advisory Agreement, the Company has also agreed to reimburse, indemnify and hold harmless each of the Advisor and its affiliates, and the directors, officers, employees, partners, members, stockholders, other equity holders, agents and representatives of the Advisor and its affiliates (each, a "Advisor Indemnified Party"), of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including reasonable attorneys' fees) in respect of or arising from any acts or omissions of the Advisor Indemnified Party performed in good faith under the Advisory Agreement and not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties on the part of the Advisor Indemnified Party. In addition, the Company has agreed to advance funds to an Advisor Indemnified Party for reasonable legal fees and other reasonable costs and expenses incurred as a result of any claim, suit, action or proceeding for which indemnification is being sought, subject to repayment if the Advisor Indemnified Party is later found pursuant to a final and non-appealable order or judgment to not be entitled to indemnification.

Property Management Fees

The Property Manager provides property management and leasing services for properties owned by the Company, for which the Company pays fees to the Property Manager equal to: (i) with respect to stand-alone, single-tenant net leased properties which are not part of a shopping center, 2.0% of gross revenues from the properties managed and (ii) with respect to all other types of properties, 4.0% of gross revenues from the properties managed in each case plus market-based leasing commissions applicable to the geographic location of the applicable property.

For services related to overseeing property management and leasing services provided by any person or entity that is not an affiliate of the Property Manager, the Company pays the Property Manager an oversight fee equal to 1.0% of gross revenues of the property managed. This oversight fee is no longer applicable to 39 of the Company's properties which became subject to separate property management agreements with the Property Manager in connection with certain mortgage loans entered into by the Company in October 2017, April 2019 and September 2019 (the "Loan Property PMLAs") on otherwise nearly identical terms to the primary property and management leasing agreement (the "Primary PMLA"), which remains applicable to all other properties.

In February 2019, the Company entered into an amendment to the Primary PMLA with the Property Manager, providing for automatic extensions for an unlimited number of successive one-year terms unless terminated by either party upon notice. Following this amendment, either the Company or the Property Manager may terminate the Primary PMLA at any time upon at least 12 months written notice prior to the applicable termination date. This termination notice period does not apply to the Loan Property PMLAs, which may be terminated by either the Company or the Property Manager upon 60 days' written notice prior to end of the applicable term.

If cash flow generated by any of the Company's properties is not sufficient to fund the costs and expenses incurred by the Property Manager in fulfilling its duties under the property management and leasing agreements, the Company is required to fund additional amounts. Costs and expenses that are the responsibility of the Company under the property management and leasing agreements include, without limitation, reasonable wages and salaries and other employee-related expenses of all on-site and off-site employees of the Property Manager who are engaged in the operation, management, maintenance and leasing of the properties and other out-of-pocket expenses which are directly related to the operation, management, maintenance and leasing of specific properties, but may not include the Property Manager's general overhead and administrative expenses.

During the years ended December 31, 2022, 2021 and 2020, the Company incurred leasing commissions to the Property Manager of $3.8 million, $1.9 million and $1.5 million, respectively. These amounts are being recorded over the terms of the related leases. During the years ended December 31, 2022, 2021 and 2020, $0.6 million, $0.2 million and $0.1 million, respectively, was recorded as an expense in property management fees (see table below).

Professional Fees and Other Reimbursements

The Company reimburses the Advisor or its affiliates for expenses paid or incurred by the Advisor or its affiliates in providing services to the Company under the Advisory Agreement, except for those expenses that are specifically the responsibility of the Advisor under the Advisory Agreement, such as salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans of personnel of the Advisor and its affiliates (including the Company's executive officers) who provide services to the Company under our advisory agreement, the Advisor's rent and general overhead expenses, the Advisor's travel expenses (subject to certain exceptions), professional services fees incurred with respect to the Advisor for the operation of its business, insurance expenses (other than with respect to the Company's directors and officers) and information technology expenses. In addition, these reimbursements are subject to the limitation that the Company will not reimburse the Advisor for any amount by which the Company's operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets and (b) 25.0% of net income, unless the excess amount is otherwise approved by the Company's board of directors. The amount of expenses reimbursable for the years ending December 31, 2022, 2021 and 2020 did not exceed these limits.

***Fees Paid in Connection with the Liquidation of the Company's Real Estate Assets***

Under the Advisory Agreement, the Company is required to pay to the Advisor a fee in connection with net gain recognized by the Company in connection with the sale or similar transaction of any investment equal to 15% of the amount by which the gains from the sale of investments in the applicable month exceed the losses from the sale of investments in that month unless the proceeds from such transaction or series of transactions are reinvested in one or more investments within 180 days thereafter (the "Gain Fee"). The Gain Fee is calculated at the end of each month and paid, to the extent due, with the next installment of the Base Management Fee. The Gain Fee is calculated by aggregating all of the gains and losses from the preceding month. There was no Gain Fee paid during the years ended December 31, 2022, 2021 or 2020, respectively.

The following table reflects related party fees, as described above, incurred and contractually due as of and for the periods presented:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2022** | | **2021** | | **2020** | |
| (In thousands) | **Incurred** | | **Incurred** | | **Incurred** | |
| **Ongoing fees** [1]: | | | | | | |
| Asset management fees [2] | $ | 32,549 | $ | 31,769 | $ | 29,623 |
| Property management fees | | 7,573 | | 7,279 | | 6,178 |
| Total operating fees to related parties | $ | 40,122 | $ | 39,048 | $ | 35,801 |

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[1]  The Company incurred general and administrative costs and other expense reimbursements of approximately $1.1 million, $1.3 million and $1.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, which are recorded within general and administrative expenses on the consolidated statements of operations and are not reflected in the table above.

[2]  The Advisor, in accordance with the Advisory Agreement, received asset management fees in cash equal to the annual Minimum Base Management Fee of $18.0 million and the Variable Base Management Fee. The Variable Base Management Fee was $14.5 million, $13.6 million and $11.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

**Note 12 — Economic Dependency**

Under various agreements, the Company has engaged or will engage the Advisor, its affiliates and entities under common control with the Advisor, to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, accounting services, investor relations, transfer agency services, as well as other administrative responsibilities for the Company.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

### Note 13 — Equity-Based Compensation

*2021 Equity Plan*

At the Company's 2021 annual meeting of stockholders held on April 12, 2021, the Company's stockholders approved the 2021 Omnibus Incentive Compensation Plan of Global Net Lease, Inc. (the "Individual Plan") and the 2021 Omnibus Advisor Incentive Compensation Plan of Global Net Lease, Inc. (the "Advisor Plan" and together with the Advisor Plan, the "2021 Equity Plan"). Both the Individual Plan and the Advisor Plan became effective upon stockholder approval.

The terms of the Advisor Plan are substantially similar to the terms of the Individual Plan, except with respect to the eligible participants. Generally, directors of the Company, employees of the Company and employees of the Advisor or its affiliates who are involved in providing services to the Company (including the Company's executive officers) are eligible to participate in the Individual Plan. Only the Advisor and any of its affiliates that are involved in providing services to the Company or any of its subsidiaries are eligible to receive awards under the Advisor Plan. The total number of shares of Common Stock that can be issued or subject to awards under the Advisor Plan and the Individual Plan, in the aggregate, is 6,300,000 shares. Shares issued or subject to awards under the Individual Plan reduce the number of shares available for awards under the Advisor Plan on a one-for-one basis and vice versa. The Individual Plan and the Advisor Plan will expire on April 12, 2031.

The 2021 Equity Plan permit awards of Restricted Shares, RSUs, stock options, stock appreciation rights, stock awards, LTIP Units and other equity awards.

*Option Plan*

Because the Individual Plan and Advisor Plan were approved by the Company's stockholders on April 12, 2021, no awards will be granted under the Global Net Lease, Inc. 2012 Stock Option Plan (the "Option Plan") after that date. While effective, the Option Plan authorized the grant of nonqualified Common Stock options to the Company's directors, officers, advisors, consultants and other personnel of the Company, the Advisor and the Property Manager and their affiliates, subject to the absolute discretion of the Company's board of directors and the applicable limitations of the Plan. The exercise price for any stock options granted under the Option Plan was to be equal to the closing price of a share of Common Stock on the last trading day preceding the date of grant. A total of 0.5 million shares have been authorized and reserved for issuance under the Plan. No stock options were issued under the Plan.

*Restricted Share Plan*

The Company's employee and director incentive restricted share plan ("RSP") provides the Company with the ability to grant awards of Restricted Shares and RSUs to directors, officers and full-time employees (if any), of the Company, the Advisor and its affiliates, and certain persons that provide services to the Company, the Advisor or its affiliates.

Under the RSP, prior to stockholder approval of the 2021 Equity Plan, the number of shares of Common Stock available for awards was equal to 10.0% of the Company's outstanding shares of Common Stock on a fully diluted basis at any time, and, if any awards granted under the RSP are forfeited for any reason, the number of forfeited shares was again available for purposes of granting awards under the RSP. Because the 2021 Equity Plan was approved by the Company's stockholders, only 2,772,905 shares of Common Stock remained available for the grant of new awards under RSP through the expiration of the RSP on April 20, 2022, and shares of Common Stock underlying awards that expire, terminate, are cancelled or are forfeited under the RSP will not again be available for issuance under the RSP. Awards previously granted under the RSP will remain outstanding (and eligible to vest and settle) in accordance with their terms under the RSP. If any awards granted under the RSP are forfeited for any reason, the number of forfeited shares is again available for purposes of granting awards under the RSP.

RSUs

RSUs may be awarded under terms that provide for vesting on a straight-line basis over a specified period of time for each award. RSUs represent a contingent right to receive shares of Common Stock at a future settlement date, subject to satisfaction of applicable vesting conditions or other restrictions, as set forth in the RSP and an award agreement evidencing the grant of RSUs. RSUs may not, in general, be sold or otherwise transferred until restrictions are removed and the rights to the shares of Common Stock have vested. Holders of RSUs do not have or receive any voting rights with respect to the RSUs or any shares underlying any award of RSUs, but such holders are generally credited with dividend or other distribution equivalents which are subject to the same vesting conditions or other restrictions as the underlying RSUs and only paid at the time such RSUs are settled in shares of Common Stock. RSU award agreements generally provide for accelerated vesting of all unvested RSUs in connection with a termination without cause from the Company's board of directors or a change of control and accelerated vesting of the portion of the unvested RSUs scheduled to vest in the year of the recipient's voluntary resignation from or failure to be re-elected to the Company's board of directors.

The following table reflects equity awards activity for the periods presented:

| | Number of RSUs/Restricted Shares | Weighted-Average Issue Price |
|---|---|---|
| Unvested, December 31, 2019 | 40,541 | $ 20.47 |
| Granted | 28,232 | 13.37 |
| Vested | (23,824) | 21.71 |
| Unvested, December 31, 2020 | 44,949 | 15.35 |
| Granted | 20,176 | 18.71 |
| Vested | (20,615) | 16.22 |
| Unvested, December 31, 2021 | 44,510 | 16.47 |
| Granted | 24,864 | 15.18 |
| Vested | (21,651) | 16.43 |
| Unvested, December 31, 2022 | 47,723 | 15.82 |

The fair value of the RSUs granted on or after the listing is based on the market price of Common Stock as of the grant date. The fair value of the equity awards is expensed over the vesting period.

Restricted Shares

Restricted Shares are shares of Common Stock awarded under terms that provide for vesting over a specified period of time. Holders of Restricted Shares receive nonforfeitable cash dividends prior to the time that the restrictions on the Restricted Shares have lapsed. Any dividends to holders of Restricted Shares payable in shares of Common Stock are subject to the same restrictions as the underlying Restricted Shares. Restricted Shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested.

In May 2022, May 2021 and September 2020, the Company granted 207,242, 213,125 and 132,025 Restricted Shares, respectively, to employees of the Advisor or its affiliates who are involved in providing services to the Company, and including its Chief Executive Officer and Chief Financial Officer. In accordance with accounting rules, the fair value of the Restricted Shares granted is being recorded on a straight-line basis over the vesting period of four years. In addition, during the third quarter of 2022, the Company issued 23,156 Restricted Shares to former employees of the Advisor, working as consultants to the Advisor, which, for accounting purposes, the fair value of such grants was fully expensed during the third quarter of 2022.

The awards to the Chief Executive Officer and Chief Financial Officer were recommended by the Advisor and approved by the compensation committee. The other awards were made pursuant to authority delegated by the compensation committee to Edward M. Weil, Jr., a member of the Company's board of directors. No awards may be made pursuant to this delegation of authority to anyone who is also a partner, member or equity owner of the parent of the Advisor.

The Restricted Shares granted to employees of the Advisor or its affiliates vest in 25% increments on each of the first four anniversaries of the grant date. Except in connection with a change in control (as defined in the award agreement) of the Company, any unvested Restricted Shares will be forfeited if the holder's employment with the Advisor terminates for any reason. During the year ended December 31, 2022, 27,387 Restricted Shares were forfeited. Upon a change in control of the Company, 50% of the unvested Restricted Shares will immediately vest and the remaining unvested Restricted Shares will be forfeited.

The following table reflects the activity of Restricted Shares outstanding for the periods presented:

| | Number of Restricted Shares | Weighted-Average Issue Price |
|---|---|---|
| Unvested, December 31, 2019 | — | $ — |
| Granted | 132,025 | 17.41 |
| Unvested, December 31, 2020 | 132,025 | 17.41 |
| Vested | (30,668) | 17.41 |
| Granted | 213,125 | 19.41 |
| Forfeitures | (9,375) | 17.41 |
| Unvested, December 31, 2021 | 305,107 | 18.81 |
| Vested | (148,278) | 16.56 |
| Granted | 230,398 | 14.60 |
| Forfeitures | (27,387) | 17.22 |
| Unvested, December 31, 2022 | 359,840 | 17.16 |

Compensation Expense — RSP

Compensation expense for awards granted pursuant to the RSP was $3.1 million, $1.6 million and $0.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Compensation expense is recorded as equity-based compensation in the accompanying consolidated statements of operations. In September 2022 the Advisor terminated certain of its employees who provided services to the Company. In connection with the terminations, previously restricted share grants issued to these employees of the Advisor were forfeited upon termination and the Company's board of directors approved 23,156 newly issued restricted shares which vested immediately. In the year ended December 31, 2022 the Company recognized a net compensation charge of approximately $0.3 million representing the value of the new replacement grants net of the reversal of $0.1 million in previously recognized compensation on the forfeited grants.

As of December 31, 2022, the Company had $0.5 million unrecognized compensation cost related to RSUs granted under the RSP, which is expected to be recognized over a weighted-average period of 1.8 years. As of December 31, 2022, the Company had $5.1 million unrecognized compensation cost related to Restricted Share awards granted under the RSP, which is expected to be recognized over a period of 3.3 years.

***Director Compensation***

The Company pays independent director compensation as follows: (i) the annual retainer payable to all independent directors is $100,000 per year, (ii) the annual retainer for the non-executive chair is $105,000, (iii) the annual retainer for independent directors serving on the audit committee, compensation committee or nominating and corporate governance committee is $30,000. All annual retainers are payable 50% in the form of cash and 50% in the form of RSUs which vest over a three-year period. In addition, the directors have the option to elect to receive the cash component in the form of RSUs which would vest over a three-year period.

***Multi-Year Outperformance Agreements***

2021 OPP

On May 3, 2021, the Company's independent directors, acting as a group, authorized an award of LTIP Units under the 2021 OPP after the performance period under the 2018 OPP expired on June 2, 2021, and, on June 3, 2021, the Company, the OP and the Advisor entered into the 2021 OPP (see below for additional information on the 2018 OPP, including information on the LTIP Units granted and earned thereunder).

Based on a maximum award value of $50.0 million and initial share price for the 2021 OPP equal to $20.00, the closing price of Common Stock on June 2, 2021, the Advisor was granted a total of 2,500,000 LTIP Units pursuant to the 2021 OPP. These LTIP Units may be earned and become vested based on the Company's total shareholder return ("TSR"), including both share price appreciation and reinvestment of Common Stock dividends, compared to the initial share price over a performance period commencing on June 3, 2021 and ending on the earliest of (i) June 3, 2024, (ii) the effective date of any Change of Control (as defined in the Advisor Plan) and (iii) the effective date of any termination of the Advisor's service as the Company's advisor.

Under current accounting rules, the total fair value of the LTIP Units granted under the 2021 OPP of $27.7 million was fixed as of June 3, 2021 and will not be remeasured in subsequent periods unless the 2021 OPP is amended (see *Note 2 — Summary of Significant Accounting Policies* for a description of accounting rules related to non-employee equity awards). The fair value of the LTIP Units that were granted is being recorded evenly over the requisite service period which is approximately 3.1 years from May 3, 2021, the date that the Company's independent directors approved the award of LTIP Units under the 2021 OPP.

2018 OPP

On July 16, 2018, the Company's compensation committee approved the 2018 OPP, which was subsequently entered into by the Company and the OP with the Advisor on July 19, 2018.

Based on a maximum award value of $50.0 million and $19.57 (the "2018 Initial Share Price"), the closing price of Common Stock on June 1, 2018, the trading day prior to the effective date of the 2018 OPP, the Advisor was granted a total of 2,554,930 LTIP Units pursuant to the 2018 OPP. These LTIP Units could be earned and become vested based on the Company's TSR compared to the 2018 Initial Share Price, over a performance period that commenced on June 2, 2018 and ended on June 2, 2021.

Under accounting rules adopted by the Company on January 1, 2019, the total fair value of the LTIP Units granted under the 2018 OPP of $18.8 million was fixed as of that date and was not required to be remeasured in subsequent periods unless the 2018 OPP was amended (see *Note 2 — Summary of Significant Accounting Policies* for a description of accounting rules related to non-employee equity awards). The fair value of the LTIP Units that were granted was being recorded evenly over the requisite service period which was approximately 2.8 years from the grant date in 2018. In February 2019, the Company entered into an amendment to the 2018 OPP with the Advisor to reflect a change in the peer group resulting from the merger of two members of the peer group. Under the accounting rules, the Company was required to calculate any excess of the new value of LTIP Units awarded pursuant to the 2018 OPP at the time of the amendment ($29.9 million) over the fair value immediately prior to the amendment ($23.3 million). This excess of approximately $6.6 million was expensed over the period from February 21, 2019, the date the Company's compensation committee approved the amendment, through June 2, 2021, the end of the service period.

On June 14, 2021, the Company's compensation committee determined that 2,135,496 LTIP Units had been earned by the Advisor and became vested pursuant to the 2018 OPP as of June 2, 2021, the last day of the performance period thereunder. The remaining 419,434 LTIP Units were automatically forfeited without the payment of any consideration by the Company or the OP. As disclosed in *Note 9 — Stockholders' Equity*, the earned LTIP Units were ultimately converted into a like number of OP Units and then subsequently redeemed for Common Stock in June 2021.

Compensation Expense - 2021 OPP and 2018 OPP

During the years ended December 31, 2022 and 2021 and 2020, respectively, the Company recorded total compensation expense related to the 2018 OPP and 2021 OPP of $9.0 million, $9.5 million and $9.4 million.

LTIP Units/Distributions/Redemption

The rights of the Advisor as the holder of the LTIP Units are governed by the terms of the LTIP Units set forth in the agreement of limited partnership of the OP. Holders of LTIP Units are entitled to distributions on the LTIP Units equal to 10% of the distributions made per OP Unit (other than distributions of sale proceeds) until the LTIP Units are earned. Distributions paid on an OP Unit are equal to dividends paid on a share of Common Stock. Distributions paid on LTIP Units are not subject to forfeiture, even if the LTIP Units are ultimately forfeited. The Advisor is entitled to a priority catch-up distribution on each earned LTIP Unit equal to 90% of the aggregate distributions paid on OP Units during the applicable performance period. Any LTIP Units that are earned become entitled to receive the same distributions paid on the OP Units. If and when the Advisor's capital account with respect to an earned LTIP Unit is equal to the capital account balance of an OP Unit, the Advisor, as the holder of the earned LTIP Unit, in its sole discretion, is entitled to convert the LTIP Unit into an OP Unit, which may in turn be redeemed on a one-for-one basis for, at the Company's election, a share of Common Stock or the cash equivalent thereof.

In June 2021, the Company paid a $10.6 million priority catch-up distribution to the Advisor in respect of the 2,135,496 LTIP Units that were earned under the 2018 OPP. In total, the Company paid approximately $0.4 million, $11.0 million and $0.4 million in distributions related to LTIP Units during the years ended December 31, 2022, 2021 and 2020, respectively, which is included in accumulated deficit in the consolidated statements of changes in equity.

Performance Measures

With respect to one-half of the LTIP Units granted under the 2021 OPP, the number of LTIP Units that become earned (if any) will be determined as of the last day of the performance period based on the Company's achievement of absolute TSR levels as shown in the table below.

| Performance Level (% of Absolute TSR LTIP Units Earned) | | Absolute TSR | | Number of LTIP Units Earned - 2021 OPP |
|---|---|---|---|---|
| Below Threshold | 0 % | Less than | 24% | 0 |
| Threshold | 25 % | | 24% | 312,500 |
| Target | 50 % | | 30% | 625,000 |
| Maximum | 100 % | | 36% or higher | 1,250,000 |

If the Company's absolute TSR is more than 24% but less than 30%, or more than 30% but less than 36%, the number of LTIP Units that become earned is determined using linear interpolation as between those tiers, respectively.

With respect to the remaining one-half of the LTIP Units granted under the 2021 OPP, the number of LTIP Units that become earned (if any) will be determined as of the last day of the performance period based on the difference (expressed in terms of basis points, whether positive or negative, as shown in the table below) between the Company's absolute TSR on the last day of the performance period relative to the average TSR of a peer group consisting of Lexington Realty Trust, Office Properties Income Trust and W.P. Carey, Inc. as of the last day of the performance period.

| Performance Level (% of Relative TSR LTIP Units Earned) | | Relative TSR Excess | | | Number of LTIP Units Earned - 2021 OPP |
|---|---|---|---|---|---|
| Below Threshold | 0 % | Less than | -600 | basis points | 0 |
| Threshold | 25 % | | -600 | basis points | 312,500 |
| Target | 50 % | | 0 | basis points | 625,000 |
| Maximum | 100 % | | 600 | basis points | 1,250,000 |

If the relative TSR excess is more than -600 basis points but less than zero basis points, or more than zero basis points but less than +600 bps, the number of LTIP Units that become earned is determined using linear interpolation as between those tiers, respectively.

Other Terms

Under the 2021 OPP, in the case of a Change of Control or a termination of the Advisor for any reason, the number of LTIP Units that become earned at the end of the performance period is calculated based on actual performance through the last trading day prior to the effective date of the Change of Control or termination (as applicable), with the hurdles for calculating absolute TSR prorated to reflect a performance period of less than three years but without prorating the number of LTIP Units that may become earned to reflect the shortened performance period.

Pursuant to the terms of the Advisor Plan, the LTIP Units awarded under the 2021 OPP will be administered by the Company's board or a committee thereof, defined as the "Committee" in the Advisor Plan. Promptly following the performance period, the Committee will determine the number of LTIP Units earned (if any), as calculated by an independent consultant engaged by the Committee and as approved by the Committee in its reasonable and good faith discretion. The Committee also must approve the transfer of any LTIP Units or any OP Units into which LTIP Units may be converted in accordance with the terms of the agreement of limited partnership of the OP. Any LTIP Units that are not earned will automatically be forfeited effective as of the end of the performance period and neither the Company nor the OP will be required to pay any future consideration in respect thereof.

***Other Equity-Based Compensation***

The Company may issue Common Stock in lieu of cash to pay fees earned by the Company's directors at each director's election. If the Company did so, there would be no restrictions on the shares issued since these payments in lieu of cash relate to fees earned for services performed. There were no such shares of Common Stock issued in lieu of cash during the years ended December 31, 2022, 2021 and 2020.

### Note 14 — Earnings Per Share

The following is a summary of the basic and diluted net income per share computation for the periods presented:

|  | | Year Ended December 31, | |
|---|---|---|---|
| *(In thousands, except share and per share data)* | **2022** | **2021** | **2020** |
| Net loss attributable to common stockholders | $ (8,363) | $ (8,698) | $ (7,775) |
| Adjustments to net loss attributable to common stockholders for common share equivalents | (939) | (11,355) | (468) |
| Adjusted net loss attributable to common stockholders | $ (9,302) | $ (20,053) | $ (8,243) |
| | | | |
| Weighted average common shares outstanding — Basic | 103,686,395 | 98,283,892 | 89,473,554 |
| Weighted average common shares outstanding — Diluted | 103,686,395 | 98,283,892 | 89,473,554 |
| Net loss per share attributable to common stockholders — Basic | $ (0.09) | $ (0.20) | $ (0.09) |
| Net income loss per share attributable to common stockholders — Diluted | $ (0.09) | $ (0.20) | $ (0.09) |

Under current authoritative guidance for determining earnings per share, all unvested share-based payment awards that contain non-forfeitable rights to distributions are considered to be participating securities and therefore are included in the computation of earnings per share under the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The Company's unvested Restricted Shares, unvested RSUs and unearned LTIP Units contain rights to receive distributions considered to be non-forfeitable, except in certain limited circumstances, and therefore the Company applies the two-class method of computing earnings per share. The calculation of earnings per share above excludes the distributions to the unvested Restricted Shares, unvested RSUs and unearned LTIP Units from the numerator.

Diluted net income per share assumes the conversion of all Common Stock share equivalents into an equivalent number of shares of Common Stock, unless the effect is anti-dilutive. The Company considers unvested Restricted Shares, unvested RSUs and unvested LTIP Units to be common share equivalents. The following table shows common share equivalents on a weighted-average basis that were excluded from the calculation of diluted earnings per share for the years ended December 31, 2022, 2021 and 2020:

|  | December 31, | | |
|---|---|---|---|
|  | **2022** | **2021** | **2020** |
| Unvested RSUs [1] | 45,725 | 44,563 | 44,949 |
| Unvested Restricted Shares [2] | 371,920 | 257,077 | 38,703 |
| LTIP Units [3] | 2,500,000 | 1,452,055 | 2,554,930 |
| Total common share equivalents excluded from EPS calculation | 2,917,645 | 1,753,695 | 2,638,582 |

[1]  There were 47,723, 44,510 and 44,949 unvested RSUs issued and outstanding as of December 31, 2022, 2021 and 2020, respectively. See *Note 13 — Equity-Based Compensation* for additional information on the RSUs.

[2]  There were 359,840, 305,107 and 132,025 unvested Restricted Shares issued and outstanding as of December 31, 2022, 2021 and 2020, respectively. See *Note 13 — Equity-Based Compensation* for additional information on the Restricted Shares.

[3]  There were 2,500,000 LTIP Units issued and outstanding under the 2021 OPP as of December 31, 2022 and 2021 and 2,554,930 LTIP Units issued and outstanding under the 2018 OPP as of December 31, 2020. See *Note 13 — Equity-Based Compensation* for additional information on the 2021 OPP and the 2018 OPP.

Conditionally issuable shares relating to the 2021 OPP award (in 2022 and 2021) and the 2018 OPP award (in 2020) would be included in the computation of fully diluted EPS (if dilutive) based on shares that would be issued as if the balance sheet date were the end of the measurement period. No LTIP Unit share equivalents were included in the computation for the years ended December 31, 2022, 2020 and 2021.

### Note 15 — Income Taxes

*Income Tax Expense*

The components of income tax expense for the periods presented are as follows:

| (In thousands) | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2022 | | 2021 |
| **Net Income Before Income Tax:** | | | | |
| Domestic | $ | 64,592 | $ | 56,199 |
| Foreign | | (41,537) | | (32,681) |
| Total net income before tax | $ | 23,055 | $ | 23,518 |
| | | | | |
| **Income Taxes:** | | | | |
| **Current:** | | | | |
| State and Local | $ | 175 | $ | 177 |
| Foreign | | 12,814 | | 14,128 |
| Total income taxes, current | | 12,989 | | 14,305 |
| **Deferred:** | | | | |
| State and Local | | — | | — |
| Foreign | | (1,957) | | (2,153) |
| Total income taxes, deferred | | (1,957) | | (2,153) |
| Total Income Tax Expense [1] | $ | 11,032 | $ | 12,152 |

(1) For the year ended December 31, 2020, the Company recognized income tax expense of $5.0 million ($6.9 million current and $(2.0) million deferred).

A reconciliation of effective income tax for the periods presented are as follows:

| (In thousands) | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2022 | | 2021 |
| Net income before income tax | $ | 23,055 | $ | 23,518 |
| | | | | |
| Tax provision at statutory rates | $ | 4,842 | $ | 4,938 |
| Foreign rate differential | | (730) | | (1,022) |
| Foreign financing activities | | 11,320 | | 11,717 |
| Tax adjustments related to REIT | | (13,565) | | (11,802) |
| Deferred tax assets generated in the current year added to valuation allowance | | 9,297 | | 8,167 |
| Other | | (132) | | 154 |
| Total income tax expense | $ | 11,032 | $ | 12,152 |

*Deferred Income Taxes*

Deferred income taxes as of the periods presented consists of the following:

| | As of December 31, | |
|---|---|---|
| (In thousands) | **2022** | **2021** |
| **Deferred Tax Assets** | | |
| Basis differences | $ 48,192 | $ 48,223 |
| Net operating loss carryforwards | 1,441 | 1,512 |
| Total deferred tax assets | 49,633 | 49,735 |
| Valuation allowance | (45,986) | (48,247) |
| Net deferred tax assets | 3,647 | 1,488 |
| **Deferred Tax Liabilities** | | |
| Basis differences | (5,915) | (6,932) |
| Straight-line rent | (1,349) | (1,322) |
| Total deferred tax liabilities | (7,264) | (8,254) |
| **Net Deferred Tax Liability** | $ (3,617) | $ (6,766) |

The Company's deferred tax assets and liabilities are primarily the result of temporary differences related to the following:

- Basis differences between tax and GAAP for certain international real estate investments. For income tax purposes, in certain acquisitions, the Company assumes the seller's basis, or the carry-over basis, in the acquired assets. The carry-over basis is typically lower than the purchase price, or the GAAP basis, resulting in a deferred tax liability with an offsetting increase to goodwill or the acquired tangible or intangible assets;

- Timing differences generated by differences in the GAAP basis and the tax basis of assets such as those related to capitalized acquisition costs and depreciation expense; and

- Tax net operating losses in certain subsidiaries, including those domiciled in foreign jurisdictions that may be realized in future periods if the respective subsidiary generates sufficient taxable income.

As of December 31, 2022, foreign net operating loss carryforwards were $22.1 million, which will begin to expire in 2028.

**Note 16 — Subsequent Events**

The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K, and determined that there have not been any events that have occurred that would require adjustments to, or disclosures in the consolidated financial statements.

## *Acquisitions*

Subsequent to December 31, 2022, the Company acquired 8 properties in the U.K. for an aggregate contract price of $75.5 million. These acquisitions were funded with a £50.0 million draw (approximately $61.0 million on the acquisition date) on our Credit Facility, with the remainder paid with cash on hand.

**Global Net Lease, Inc.**

**Schedule III - Real Estate and Accumulated Depreciation – Part I**

**December 31, 2022**
**(dollar amounts in thousands)**

| Portfolio | City | U.S. State/ Territory or Country | Acquisition Date | Encumbrances at December 31, 2021 (1) | Initial Costs | | Changes Subsequent to Acquisition | | Gross Amount at December 31, 2022 (2)(3) | Accumulated Depreciation (4)(5) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Land | Building and Improvements | Land | Building and Improvements | | |
| McDonalds Corporation | Carlisle | United Kingdom | Oct. 2012 | $ — (6) | $ 388 | $ 737 | $ — | $ — | 1,125 | $ 187 |
| Wickes | Blackpool | United Kingdom | May 2013 | — (6) | 1,633 | 1,631 | — | — | 3,264 | 578 |
| Everything Everywhere | Merthyr Tydfil | United Kingdom | Jun. 2013 | — (6) | 3,327 | 1,926 | — | — | 5,253 | 614 |
| Thames Water | Swindon | United Kingdom | Jul. 2013 | — (6) | 3,327 | 3,566 | — | 12 | 6,905 | 1,120 |
| Wickes | Tunstall | United Kingdom | Jul. 2013 | — (6) | 847 | 1,800 | — | — | 2,647 | 621 |
| PPD Global Labs | Highland Heights | KY | Aug. 2013 | — (9) | 2,001 | 5,162 | — | — | 7,163 | 1,461 |
| Northern Rock | Sunderland | United Kingdom | Sep. 2013 | — (6) | 1,210 | 3,853 | — | — | 5,063 | 1,195 |
| Wickes | Clifton | United Kingdom | Nov. 2013 | — (6) | 1,210 | 1,575 | — | — | 2,785 | 529 |
| XPO Logistics | Aurora | NE | Nov. 2013 | — (13) | 295 | 1,470 | — | — | 1,765 | 561 |
| XPO Logistics | Grand Rapids | MI | Nov. 2013 | — (13) | 945 | 1,247 | — | — | 2,192 | 476 |
| XPO Logistics | Riverton | IL | Nov. 2013 | — (13) | 344 | 707 | — | — | 1,051 | 270 |
| XPO Logistics | Salina | KS | Nov. 2013 | — (13) | 461 | 1,622 | — | — | 2,083 | 619 |
| XPO Logistics | Uhrichsville | OH | Nov. 2013 | — (13) | 380 | 780 | — | — | 1,160 | 298 |
| XPO Logistics | Vincennes | IN | Nov. 2013 | — (13) | 220 | 633 | — | — | 853 | 250 |
| XPO Logistics | Waite Park | MN | Nov. 2013 | — (13) | 366 | 700 | — | — | 1,066 | 261 |
| Wolverine | Howard City | MI | Dec. 2013 | — (13) | 719 | 12,027 | — | — | 12,746 | 4,551 |
| Rheinmetall | Neuss | Germany | Jan. 2014 | — (11) | 5,505 | 15,457 | — | 69 | 21,031 | 3,800 |
| GE Aviation | Grand Rapids | MI | Jan. 2014 | — (7) | 3,174 | 27,076 | 203 | — | 30,453 | 6,522 |
| Provident Financial | Bradford | United Kingdom | Feb. 2014 | — (6) | 1,220 | 22,637 | — | — | 23,857 | 5,145 |
| Crown Crest | Leicester | United Kingdom | Feb. 2014 | — (6) | 6,952 | 28,709 | — | — | 35,661 | 7,434 |
| Trane | Davenport | IA | Feb. 2014 | — | 291 | 1,968 | — | — | 2,259 | 569 |
| Aviva | Sheffield | United Kingdom | Mar. 2014 | — (6) | 2,628 | 29,783 | — | — | 32,411 | 6,924 |
| DFS Trading | Brigg | United Kingdom | Mar. 2014 | — (6) | 1,228 | 3,482 | — | — | 4,710 | 914 |
| DFS Trading | Carcroft | United Kingdom | Mar. 2014 | — (6) | 280 | 2,012 | — | — | 2,292 | 556 |
| DFS Trading | Carcroft | United Kingdom | Mar. 2014 | — (6) | 1,032 | 4,088 | — | — | 5,120 | 993 |
| DFS Trading | Darley Dale | United Kingdom | Mar. 2014 | — (6) | 1,208 | 3,101 | — | — | 4,309 | 831 |
| DFS Trading | Somercotes | United Kingdom | Mar. 2014 | — (6) | 710 | 2,534 | — | — | 3,244 | 800 |
| Government Services Administration (GSA) | Franklin | TN | Mar. 2014 | — | 4,160 | 30,083 | — | 561 | 34,804 | 7,021 |
| National Oilwell | Williston | ND | Mar. 2014 | — | 211 | 3,513 | — | — | 3,724 | 1,103 |
| Government Services Administration (GSA) | Dover | DE | Apr. 2014 | — | 1,097 | 1,715 | — | — | 2,812 | 445 |
| Government Services Administration (GSA) | Germantown | PA | Apr. 2014 | — | 1,097 | 3,573 | — | 553 | 5,223 | 1,366 |
| OBI DIY | Mayen | Germany | Apr. 2014 | — (11) | 1,200 | 7,161 | — | — | 8,361 | 1,891 |
| DFS Trading | South Yorkshire | United Kingdom | Apr. 2014 | — (6) | — | 1,265 | — | — | 1,265 | 444 |
| DFS Trading | Yorkshire | United Kingdom | Apr. 2014 | — (6) | — | 1,648 | — | — | 1,648 | 388 |

## Global Net Lease, Inc.

## Schedule III - Real Estate and Accumulated Depreciation - Part I

## December 31, 2022
## (dollar amounts in thousands)

| Portfolio | City | U.S. State/ Territory or Country | Acquisition Date | Encumbrances at December 31, 2021 (1) | Initial Costs: Land | Initial Costs: Building and Improvements | Changes Subsequent to Acquisition: Land | Changes Subsequent to Acquisition: Building and Improvements | Gross Amount at December 31, 2022 (2)(3) | Accumulated Depreciation (4)(5) |
|---|---|---|---|---|---|---|---|---|---|---|
| Government Services Administration (GSA) | Dallas | TX | Apr. 2014 | — | 484 | 2,934 | — | — | 3,418 | 682 |
| Government Services Administration (GSA) | Mission | TX | Apr. 2014 | — | 618 | 3,145 | — | 103 | 3,866 | 875 |
| Government Services Administration (GSA) | International Falls | MN | May 2014 | — (7) | 350 | 11,182 | — | 63 | 11,595 | 2,679 |
| Indiana Department of Revenue | Indianapolis | IN | May 2014 | — | 891 | 7,677 | — | — | 8,568 | 1,879 |
| National Oilwell | Pleasanton | TX | May 2014 | — | 202 | 1,643 | — | — | 1,845 | 486 |
| Nissan | Murfreesboro | TN | May 2014 | — (7) | 966 | 19,573 | — | — | 20,539 | 4,406 |
| Government Services Administration (GSA) | Lakewood | CO | Jun. 2014 | — | 1,220 | 7,928 | — | — | 9,148 | 1,789 |
| Lippert Components | South Bend | IN | Jun. 2014 | — (7) | 3,195 | 6,883 | — | — | 10,078 | 1,587 |
| Axon Energy Products | Houston | TX | Jun. 2014 | — | 294 | 2,310 | — | — | 2,604 | 562 |
| Axon Energy Products | Houston | TX | Jun. 2014 | — | 416 | 5,186 | — | — | 5,602 | 1,223 |
| Bell Supply Co | Carrizo Springs | TX | Jun. 2014 | — | 260 | 1,445 | — | — | 1,705 | 405 |
| Bell Supply Co | Cleburne | TX | Jun. 2014 | — | 301 | 323 | — | — | 624 | 101 |
| Bell Supply Co | Frierson | LA | Jun. 2014 | — | 260 | 1,054 | — | — | 1,314 | 409 |
| Bell Supply Co | Gainesville | TX | Jun. 2014 | — | 131 | 1,420 | — | — | 1,551 | 336 |
| Bell Supply Co | Killdeer | ND | Jun. 2014 | — | 307 | 1,250 | — | — | 1,557 | 341 |
| Bell Supply Co | Williston | ND | Jun. 2014 | — | 162 | 2,323 | — | — | 2,485 | 572 |
| GE Oil & Gas | Canton | OH | Jun. 2014 | — | 437 | 3,039 | — | 300 | 3,776 | 825 |
| GE Oil & Gas | Odessa | TX | Jun. 2014 | — | 1,611 | 3,322 | — | — | 4,933 | 1,462 |
| Lhoist | Irving | TX | Jun. 2014 | — | 173 | 2,154 | — | 125 | 2,452 | 628 |
| Select Energy Services | DeBerry | TX | Jun. 2014 | — | 533 | 7,551 | — | — | 8,084 | 2,831 |
| Select Energy Services | Gainesville | TX | Jun. 2014 | — | 519 | 7,482 | — | — | 8,001 | 1,663 |
| Select Energy Services | Victoria | TX | Jun. 2014 | — | 354 | 1,698 | — | — | 2,052 | 494 |
| Bell Supply Co | Jacksboro | TX | Jun. 2014 | — | 51 | 657 | — | — | 708 | 255 |
| Bell Supply Co | Kenedy | TX | Jun. 2014 | — | 190 | 1,669 | — | — | 1,859 | 511 |
| Select Energy Services | Alice | TX | Jun. 2014 | — | 518 | 1,331 | — | — | 1,849 | 351 |
| Select Energy Services | Dilley | TX | Jun. 2014 | — | 429 | 1,777 | — | — | 2,206 | 551 |
| Select Energy Services | Kenedy | TX | Jun. 2014 | — | 815 | 8,355 | — | — | 9,170 | 2,223 |
| Select Energy Services | Laredo | TX | Jun. 2014 | — | 2,472 | 944 | — | — | 3,416 | 372 |
| Superior Energy Services | Gainesville | TX | Jun. 2014 | — | 322 | 480 | — | — | 802 | 116 |
| Superior Energy Services | Jacksboro | TX | Jun. 2014 | — | 408 | 312 | — | — | 720 | 103 |
| Amcor Packaging | Workington | United Kingdom | Jun. 2014 | — (6) | 1,053 | 6,208 | — | — | 7,261 | 1,705 |
| Government Services Administration (GSA) | Raton | NM | Jun. 2014 | — | 93 | 875 | — | — | 968 | 220 |

## Global Net Lease, Inc.

## Schedule III - Real Estate and Accumulated Depreciation - Part I

## December 31, 2022
## (dollar amounts in thousands)

| | | | | | Initial Costs | | Changes Subsequent to Acquisition | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Portfolio | City | U.S. State/ Territory or Country | Acquisition Date | Encumbrances at December 31, 2021 (1) | Land | Building and Improvements | Land | Building and Improvements | Gross Amount at December 31, 2022 (2)(3) | Accumulated Depreciation (4)(5) |
| Nimble Storage | San Jose | CA | Jun. 2014 | — (9) | 30,227 | 10,795 | — | 180 | 41,202 | 2,540 |
| FedEx | Amarillo | TX | Jul. 2014 | — | 889 | 6,446 | — | — | 7,335 | 1,781 |
| FedEx | Chicopee | MA | Jul. 2014 | — | 1,030 | 7,022 | — | 2,087 | 10,139 | 2,340 |
| FedEx | San Antonio | TX | Jul. 2014 | — (13) | 3,283 | 17,756 | — | — | 21,039 | 4,078 |
| Sandoz | Princeton | NJ | Jul. 2014 | — (7) | 7,766 | 31,994 | — | 12,091 | 51,851 | 15,012 |
| Wyndham | Branson | MO | Jul. 2014 | — | 881 | 3,307 | — | — | 4,188 | 803 |
| Valassis | Livonia | MI | Jul. 2014 | — | 1,735 | 8,119 | — | — | 9,854 | 1,808 |
| Government Services Administration (GSA) | Fort Fairfield | ME | Jul. 2014 | — | 26 | 9,315 | — | — | 9,341 | 2,001 |
| AT&T Services, Inc. | San Antonio | TX | Jul. 2014 | — (14) | 5,312 | 41,201 | — | — | 46,513 | 8,758 |
| PNC Bank | Erie | PA | Jul. 2014 | — (9) | 242 | 6,195 | — | — | 6,437 | 1,345 |
| PNC Bank | Scranton | PA | Jul. 2014 | — (7) | 1,324 | 3,004 | — | — | 4,328 | 668 |
| Continental Tire | Fort Mill | SC | Jul. 2014 | — | 780 | 14,259 | — | — | 15,039 | 3,088 |
| Fujitsu Office Properties | Manchester | United Kingdom | Jul. 2014 | — (6) | 3,416 | 36,979 | — | — | 40,395 | 8,131 |
| BP Oil | Wootton Bassett | United Kingdom | Aug. 2014 | — (6) | 554 | 2,395 | — | — | 2,949 | 560 |
| HBOS | Derby | United Kingdom | Aug. 2014 | — (6) | 556 | 5,601 | — | — | 6,157 | 1,352 |
| HBOS | St. Helens | United Kingdom | Aug. 2014 | — (6) | 211 | 3,174 | — | — | 3,385 | 772 |
| HBOS | Warrington | United Kingdom | Aug. 2014 | — (6) | 402 | 1,896 | — | — | 2,298 | 497 |
| Malthurst | Shiptonthorpe | United Kingdom | Aug. 2014 | — (6) | 255 | 1,812 | — | — | 2,067 | 467 |
| Malthurst | Yorkshire | United Kingdom | Aug. 2014 | — (6) | 452 | 1,186 | — | — | 1,638 | 400 |
| Stanley Black & Decker | Westerville | OH | Aug. 2014 | — | 958 | 6,933 | — | — | 7,891 | 1,555 |
| Thermo Fisher | Kalamazoo | MI | Aug. 2014 | — | 1,176 | 10,179 | — | — | 11,355 | 2,169 |
| Capgemini | Birmingham | United Kingdom | Aug. 2014 | — (6) | 1,506 | 14,276 | — | — | 15,782 | 3,317 |
| Merck | Madison | NJ | Aug. 2014 | — (7) | 10,290 | 32,530 | — | — | 42,820 | 6,914 |
| Government Services Administration (GSA) | Rangeley | ME | Aug. 2014 | — | 1,377 | 4,746 | — | 1,104 | 7,227 | 1,250 |
| Hewlett-Packard | Newcastle | United Kingdom | Sep. 2014 | — (6) | 1,040 | 17,318 | — | — | 18,358 | 3,789 |
| Intier Automotive | Redditch | United Kingdom | Sep. 2014 | — (6) | 1,074 | 8,504 | — | — | 9,578 | 2,070 |
| Waste Management | Winston-Salem | NC | Sep. 2014 | — | 494 | 3,235 | — | — | 3,729 | 724 |
| FedEx | Winona | MN | Sep. 2014 | — | 83 | 1,785 | — | — | 1,868 | 458 |
| Dollar General | Allen | OK | Sep. 2014 | — | 99 | 793 | — | — | 892 | 186 |
| Dollar General | Cherokee | KS | Sep. 2014 | — | 27 | 769 | — | — | 796 | 183 |
| Dollar General | Clearwater | KS | Sep. 2014 | — | 90 | 785 | — | — | 875 | 186 |
| Dollar General | Dexter | NM | Sep. 2014 | — | 329 | 585 | — | — | 914 | 139 |
| Dollar General | Elmore City | OK | Sep. 2014 | — | 21 | 742 | — | — | 763 | 178 |
| Dollar General | Eunice | NM | Sep. 2014 | — | 269 | 569 | — | — | 838 | 137 |
| Dollar General | Gore | OK | Sep. 2014 | — | 143 | 813 | — | — | 956 | 193 |

**Global Net Lease, Inc.**

**Schedule III - Real Estate and Accumulated Depreciation - Part I**

**December 31, 2022**
**(dollar amounts in thousands)**

| Portfolio | City | U.S. State/ Territory or Country | Acquisition Date | Encumbrances at December 31, 2021 (1) | Initial Costs | | Changes Subsequent to Acquisition | | Gross Amount at December 31, 2022 (2)(3) | Accumulated Depreciation (4)(5) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Land | Building and Improvements | Land | Building and Improvements | | |
| Dollar General | Kingston | OK | Sep. 2014 | — | 81 | 778 | — | — | 859 | 186 |
| Dollar General | Lordsburg | NM | Sep. 2014 | | 212 | 719 | — | — | 931 | 170 |
| Dollar General | Lyons | KS | Sep. 2014 | — | 120 | 970 | — | — | 1,090 | 227 |
| Dollar General | Mansfield | LA | Sep. 2014 | — | 169 | 812 | — | — | 981 | 192 |
| Dollar General | Neligh | NE | Sep. 2014 | — | 83 | 1,045 | — | — | 1,128 | 239 |
| Dollar General | Norman | OK | Sep. 2014 | — | 40 | 913 | — | — | 953 | 215 |
| Dollar General | Peggs | OK | Sep. 2014 | — | 72 | 879 | — | — | 951 | 207 |
| Dollar General | Santa Rosa | NM | Sep. 2014 | — | 324 | 575 | — | — | 899 | 137 |
| Dollar General | Sapulpa | OK | Sep. 2014 | — | 143 | 745 | — | — | 888 | 181 |
| Dollar General | Schuyler | NE | Sep. 2014 | — | 144 | 905 | — | — | 1,049 | 210 |
| Dollar General | Tahlequah | OK | Sep. 2014 | — | 132 | 925 | — | — | 1,057 | 216 |
| Dollar General | Townville | PA | Sep. 2014 | — | 78 | 882 | — | — | 960 | 219 |
| Dollar General | Valley Falls | KS | Sep. 2014 | — | 51 | 922 | — | — | 973 | 211 |
| Dollar General | Wymore | NE | Sep. 2014 | — | 21 | 872 | — | — | 893 | 203 |
| FedEx | Bohemia | NY | Sep. 2014 | — (7) | 4,838 | 19,596 | — | — | 24,434 | 4,659 |
| FedEx | Watertown | NY | Sep. 2014 | — | 561 | 4,757 | — | — | 5,318 | 1,192 |
| Shaw Aero | Naples | FL | Sep. 2014 | — | 998 | 22,332 | — | 900 | 24,230 | 4,793 |
| Mallinckrodt | St. Louis | MO | Sep. 2014 | — (9) | 1,499 | 16,828 | — | — | 18,327 | 3,649 |
| Kuka Warehouse | Sterling Heights | MI | Sep. 2014 | — | 1,227 | 10,790 | — | — | 12,017 | 2,339 |
| Trinity Health | Livonia | MI | Sep. 2014 | — | 4,273 | 16,574 | — | 7,765 | 28,612 | 4,566 |
| Trinity Health | Livonia | MI | Sep. 2014 | — | 4,680 | 11,568 | — | 2,797 | 19,045 | 3,897 |
| FedEx | Hebron | KY | Sep. 2014 | — | 1,106 | 7,750 | — | 109 | 8,965 | 1,815 |
| FedEx | Lexington | KY | Sep. 2014 | — | 1,118 | 7,961 | — | — | 9,079 | 1,799 |
| GE Aviation | Cincinnati | OH | Sep. 2014 | — | 1,393 | 10,490 | (528) | (3,976) | 7,379 | 2,279 |
| DNV GL | Dublin | OH | Oct. 2014 | — | 2,509 | 3,140 | — | 368 | 6,017 | 760 |
| Rexam | Reckinghausen | Germany | Oct. 2014 | — (11) | 755 | 10,627 | — | — | 11,382 | 2,307 |
| FedEx | Lake Charles | LA | Oct. 2014 | — (14) | 255 | 7,485 | — | 572 | 8,312 | 1,984 |
| Onguard | Havre De Grace | MD | Oct. 2014 | — | 2,216 | 6,585 | — | 632 | 9,433 | 2,077 |
| Metro Tonic | Halle Peissen | Germany | Oct. 2014 | — (11) | 6,507 | 45,585 | — | — | 52,092 | 10,962 |
| Tokmanni | Matsala | Finland | Nov. 2014 | — (10) | 1,686 | 51,032 | — | — | 52,718 | 11,563 |
| Fife Council | Dunfermline | United Kingdom | Nov. 2014 | — (6) | 319 | 4,110 | — | — | 4,429 | 903 |
| Government Services Administration (GSA) | Rapid City | SD | Nov. 2014 | — | 504 | 7,837 | — | — | 8,341 | 1,732 |
| KPN BV | Houten | The Netherlands | Nov. 2014 | — (12) | 1,510 | 18,467 | — | — | 19,977 | 3,829 |
| Follett School | McHenry | IL | Dec. 2014 | — | 3,423 | 15,600 | — | — | 19,023 | 4,028 |
| Quest Diagnostics, Inc. | Santa Clarita | CA | Dec. 2014 | — (14) | 10,714 | 69,018 | — | — | 79,732 | 14,189 |

# Global Net Lease, Inc.

## Schedule III - Real Estate and Accumulated Depreciation - Part I

## December 31, 2022
## (dollar amounts in thousands)

| | | | | | | Initial Costs | | Changes Subsequent to Acquisition | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Portfolio | City | U.S. State/ Territory or Country | Acquisition Date | Encumbrances at December 31, 2021 (1) | | Land | Building and Improvements | Land | Building and Improvements | Gross Amount at December 31, 2022 (2)(3) | Accumulated Depreciation (4)(5) |
| Diebold | North Canton | OH | Dec. 2014 | — | (13) | — | 9,142 | — | — | 9,142 | 2,266 |
| Weatherford International | Odessa | TX | Dec. 2014 | — | (9) | 665 | 1,795 | — | — | 2,460 | 639 |
| AM Castle | Wichita | KS | Dec. 2014 | — | | 426 | 6,681 | — | 509 | 7,616 | 1,454 |
| FedEx | Billerica | MA | Dec. 2014 | — | | 1,138 | 6,674 | — | 888 | 8,700 | 1,823 |
| Constellium Auto | Wayne | MI | Dec. 2014 | — | (7) | 1,180 | 13,781 | — | 7,875 | 22,836 | 7,228 |
| C&J Energy | Houston | TX | Mar. 2015 | — | | 6,196 | 21,745 | — | — | 27,941 | 4,439 |
| FedEx | Salina | UT | Mar. 2015 | — | | 428 | 3,447 | — | — | 3,875 | 1,001 |
| FedEx | Pierre | SD | Apr. 2015 | — | | — | 3,288 | — | — | 3,288 | 918 |
| Crowne Group | Fraser | MI | Aug. 2015 | — | | 350 | 3,865 | — | — | 4,215 | 793 |
| Crowne Group | Jonesville | MI | Aug. 2015 | — | | 101 | 3,136 | — | — | 3,237 | 662 |
| Crowne Group | Logansport | IN | Aug. 2015 | — | | 1,843 | 5,430 | — | — | 7,273 | 1,302 |
| Crowne Group | Marion | SC | Aug. 2015 | — | | 386 | 7,993 | — | — | 8,379 | 1,750 |
| JIT Steel | Chattanooga | TN | Sep. 2015 | — | | 582 | 3,122 | — | — | 3,704 | 606 |
| JIT Steel | Chattanooga | TN | Sep. 2015 | — | | 316 | 1,986 | — | — | 2,302 | 376 |
| Mapes & Sprowl | Elk Grove Village | IL | Sep. 2015 | — | (13) | 954 | 4,619 | — | — | 5,573 | 924 |
| National Oilwell | Pleasanton | TX | Sep. 2015 | — | | 80 | 3,372 | — | — | 3,452 | 713 |
| Office Depot | Venlo | The Netherlands | Sep. 2015 | — | | 3,339 | 14,767 | — | — | 18,106 | 3,242 |
| Finnair | Helsinki | Finland | Sep. 2015 | — | (10) | 2,409 | 68,659 | — | — | 71,068 | 13,527 |
| Hannibal | Houston | TX | Sep. 2015 | — | | 2,090 | 11,138 | — | — | 13,228 | 2,127 |
| FedEx | Mankato | MN | Sep. 2015 | — | | 472 | 6,780 | — | — | 7,252 | 1,660 |
| Auchan | Beychac-et-Caillau | France | Dec. 2016 | — | | 3,877 | 12,608 | — | 2,794 | 19,279 | 2,544 |
| DCNS | Guipavas | France | Dec. 2016 | — | | 1,809 | 13,725 | — | — | 15,534 | 2,281 |
| Deutsche Bank | Kirchberg | Luxembourg | Dec. 2016 | — | (12) | 13,830 | 47,040 | — | 632 | 61,502 | 7,336 |
| FedEx | Greensboro | NC | Dec. 2016 | — | | 1,820 | 8,252 | — | — | 10,072 | 1,723 |
| Foster Wheeler | Reading | United Kingdom | Dec. 2016 | — | (6) | 25,590 | 70,005 | — | — | 95,595 | 10,776 |
| Harper Collins | Glasgow | United Kingdom | Dec. 2016 | — | (6) | 9,557 | 48,820 | — | — | 58,377 | 8,133 |
| ID Logistics | Landersheim | France | Dec. 2016 | — | | 1,845 | 7,754 | — | — | 9,599 | 1,273 |
| ID Logistics | Moreuil | France | Dec. 2016 | — | | 2,848 | 5,760 | — | — | 8,608 | 994 |
| ID Logistics | Weilbach | Germany | Dec. 2016 | — | (11) | 1,275 | 8,426 | — | — | 9,701 | 1,321 |
| ING Bank | Amsterdam Zuidoos | The Netherlands | Dec. 2016 | — | (12) | — | 69,722 | — | 662 | 70,384 | 10,679 |
| NCR Financial Solutions Group | Dundee | United Kingdom | Dec. 2016 | — | (6) | 2,432 | 7,779 | — | — | 10,211 | 1,456 |
| Pole Emploi | Marseille | France | Dec. 2016 | — | | 763 | 8,047 | — | — | 8,810 | 1,234 |
| Worldline SA | Blois | France | Dec. 2016 | — | | 1,081 | 5,147 | — | — | 6,228 | 1,088 |
| Cott Beverages | Sikeston | MO | Feb. 2017 | — | | 456 | 8,291 | — | — | 8,747 | 1,301 |
| FedEx | Great Falls | MT | Mar. 2017 | — | (9) | 326 | 5,439 | — | — | 5,765 | 1,134 |
| FedEx | Morgantown | WV | Mar. 2017 | — | (7) | 4,661 | 8,401 | — | — | 13,062 | 1,383 |

**Global Net Lease, Inc.**

**Schedule III - Real Estate and Accumulated Depreciation - Part I**

**December 31, 2022**
**(dollar amounts in thousands)**

| Portfolio | City | U.S. State/Territory or Country | Acquisition Date | Encumbrances at December 31, 2021 (1) | Initial Costs | | Changes Subsequent to Acquisition | | Gross Amount at December 31, 2022 (2)(3) | Accumulated Depreciation (4)(5) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Land | Building and Improvements | Land | Building and Improvements | | |
| Bridgestone Tire | Mt. Olive Township | NJ | Sep. 2017 | — (8) | 916 | 5,088 | — | — | 6,004 | 744 |
| NSA Industries | St. Johnsbury | VT | Oct. 2017 | — (8) | 210 | 1,753 | — | — | 1,963 | 265 |
| NSA Industries | St. Johnsbury | VT | Oct. 2017 | — (8) | 300 | 3,936 | — | 491 | 4,727 | 731 |
| NSA Industries | St. Johnsbury | VT | Oct. 2017 | — (8) | 270 | 3,858 | — | — | 4,128 | 593 |
| GKN Aerospace | Blue Ash | OH | Oct. 2017 | — (8) | 790 | 4,079 | — | — | 4,869 | 609 |
| Tremec | Wixom | MI | Nov. 2017 | — (8) | 1,002 | 17,376 | — | — | 18,378 | 2,605 |
| NSA Industries | Groveton | NH | Dec. 2017 | — (8) | 59 | 3,517 | — | — | 3,576 | 452 |
| Cummins | Omaha | NE | Dec. 2017 | — (8) | 1,448 | 6,469 | — | — | 7,917 | 1,013 |
| Government Services Administration (GSA) | Gainesville | FL | Dec. 2017 | — | 451 | 6,016 | — | 53 | 6,520 | 794 |
| Chemours | Pass Christian | MS | Feb. 2018 | — (13) | 382 | 16,149 | — | — | 16,531 | 2,370 |
| Lee Steel | Wyoming | MI | Mar. 2018 | — | 504 | 7,256 | — | — | 7,760 | 903 |
| LSI Steel | Chicago | IL | Mar. 2018 | — | 3,341 | 1,181 | — | — | 4,522 | 146 |
| LSI Steel | Chicago | IL | Mar. 2018 | — | 1,792 | 5,615 | — | — | 7,407 | 671 |
| LSI Steel | Chicago | IL | Mar. 2018 | — | 2,856 | 948 | — | — | 3,804 | 128 |
| Fiat Chrysler | Sterling Heights | MI | Mar. 2018 | — | 1,855 | 13,623 | — | — | 15,478 | 1,949 |
| Contractors Steel | Belleville | MI | May 2018 | — | 2,862 | 25,878 | — | 6,296 | 35,036 | 4,318 |
| Contractors Steel | Hammond | IN | May 2018 | — | 1,970 | 8,859 | — | — | 10,829 | 1,311 |
| Contractors Steel | Livonia | MI | May 2018 | — | 933 | 8,554 | — | 1,357 | 10,844 | 1,506 |
| Contractors Steel | Twinsburg | OH | May 2018 | — | 729 | 8,707 | — | 2,500 | 11,936 | 1,978 |
| Contractors Steel | Wyoming | MI | May 2018 | — | 970 | 12,426 | — | 1,232 | 14,628 | 2,004 |
| FedEx | Blackfoot | ID | Jun. 2018 | — (13) | 350 | 6,882 | — | — | 7,232 | 1,439 |
| DuPont Pioneer | Spencer | IA | Jun. 2018 | — | 273 | 6,718 | — | 607 | 7,598 | 975 |
| Rubbermaid | Akron | OH | Jul. 2018 | — (13) | 1,221 | 17,145 | — | — | 18,366 | 1,946 |
| NetScout | Allen | TX | Aug. 2018 | — (9) | 2,115 | 41,486 | — | — | 43,601 | 4,650 |
| Bush Industries | Jamestown | NY | Sep. 2018 | — (13) | 1,535 | 14,818 | — | — | 16,353 | 1,703 |
| FedEx | Greenville | NC | Sep. 2018 | — (13) | 581 | 9,744 | — | — | 10,325 | 2,094 |
| Penske | Romulus | MI | Nov. 2018 | 70,000 | 4,701 | 105,826 | — | — | 110,527 | 11,853 |
| NSA Industries | Georgetown | MA | Nov. 2018 | — | 1,100 | 6,059 | — | 1,198 | 8,357 | 976 |
| LKQ Corp. | Cullman | AL | Dec. 2018 | — | 61 | 3,781 | — | — | 3,842 | 434 |
| Grupo Antolin North America, Inc. | Shelby Township | MI | Dec. 2018 | — | 1,941 | 41,648 | — | — | 43,589 | 4,614 |
| Walgreens | Pittsburgh | PA | Dec. 2018 | — | 1,701 | 13,718 | — | — | 15,419 | 1,536 |
| VersaFlex | Kansas City | KS | Dec. 2018 | — | 519 | 7,581 | — | — | 8,100 | 790 |
| Cummins | Gillette | WY | Mar. 2019 | — (14) | 1,197 | 5,470 | — | 206 | 6,873 | 697 |
| Stanley Security | Fishers | IN | Mar. 2019 | — (14) | 1,246 | 11,879 | — | — | 13,125 | 1,227 |
| Sierra Nevada | Colorado Springs | CO | Apr. 2019 | — | — | 16,105 | — | — | 16,105 | 1,639 |

F-57

# Global Net Lease, Inc.

## Schedule III - Real Estate and Accumulated Depreciation - Part I

## December 31, 2022
## (dollar amounts in thousands)

| Portfolio | City | U.S. State/ Territory or Country | Acquisition Date | Encumbrances at December 31, 2021 (1) | Initial Costs: Land | Initial Costs: Building and Improvements | Changes Subsequent to Acquisition: Land | Changes Subsequent to Acquisition: Building and Improvements | Gross Amount at December 31, 2022 (2)(3) | Accumulated Depreciation (4)(5) |
|---|---|---|---|---|---|---|---|---|---|---|
| EQT | Waynesburg | PA | Apr. 2019 | — (14) | 875 | 11,126 | — | — | 12,001 | 1,207 |
| Hanes | Calhoun | GA | Apr. 2019 | — (14) | 731 | 8,104 | — | — | 8,835 | 941 |
| Union Partners | Aurora | IL | May 2019 | — | 929 | 11,621 | — | — | 12,550 | 1,124 |
| Union Partners | Dearborn | MI | May 2019 | — (14) | 3,028 | 11,645 | — | — | 14,673 | 1,178 |
| ComDoc | North Canton | OH | Jun. 2019 | — (14) | 602 | 15,128 | — | — | 15,730 | 1,573 |
| Metal Technologies | Bloomfield | IN | Jun. 2019 | — (14) | 277 | 9,552 | — | — | 9,829 | 1,035 |
| Encompass Health | Birmingham | AL | Jun. 2019 | — (14) | 1,746 | 55,568 | — | — | 57,314 | 4,939 |
| Heatcraft | Tifton | GA | Jun. 2019 | — (14) | 346 | 9,064 | — | — | 9,410 | 807 |
| CF Sauer SLB | Mauldin | SC | Aug. 2019 | — | 40 | 343 | — | — | 383 | 35 |
| CF Sauer SLB | Mauldin | SC | Aug. 2019 | — | 232 | 15,488 | — | — | 15,720 | 1,415 |
| CF Sauer SLB | Mauldin | SC | Aug. 2019 | — | 348 | 4,747 | — | — | 5,095 | 530 |
| CF Sauer SLB | Mauldin | SC | Aug. 2019 | — | 190 | 9,488 | — | — | 9,678 | 865 |
| CF Sauer SLB | Orange | FL | Aug. 2019 | — | 237 | 351 | — | — | 588 | 43 |
| CF Sauer SLB | San Luis Obispo | CA | Aug. 2019 | — | 2,201 | 12,884 | — | — | 15,085 | 1,222 |
| SWECO | Florence | KY | Sep. 2019 | — | 2,080 | 21,924 | — | — | 24,004 | 2,204 |
| Viavi Solutions | Santa Rosa | CA | Sep. 2019 | — | 3,061 | 5,929 | — | 2,288 | 11,278 | 690 |
| Viavi Solutions | Santa Rosa | CA | Sep. 2019 | — | 3,073 | 7,130 | — | 2,155 | 12,358 | 799 |
| Faurecia | Auburn Hills | MI | Dec. 2019 | — | 3,310 | 38,278 | — | 2,055 | 43,643 | 3,737 |
| Plasma | Garland | TX | Dec. 2019 | — | 595 | 2,421 | — | — | 3,016 | 241 |
| Plasma | El Paso | TX | Dec. 2019 | — | 72 | 2,478 | — | — | 2,550 | 192 |
| Plasma | Bradenton | FL | Dec. 2019 | — | 185 | 3,747 | — | — | 3,932 | 307 |
| Plasma | Hickory | NC | Dec. 2019 | — | 494 | 3,702 | — | — | 4,196 | 316 |
| Plasma | Irving | TX | Dec. 2019 | — | 673 | 3,916 | — | — | 4,589 | 396 |
| Plasma | Lake Charles | LA | Dec. 2019 | — | 301 | 1,730 | — | — | 2,031 | 157 |
| Plasma | Mission | TX | Dec. 2019 | — | 275 | 1,735 | — | — | 2,010 | 151 |
| Plasma | Meridian | MS | Dec. 2019 | — | 203 | 2,965 | — | — | 3,168 | 256 |
| Plasma | Peoria | IL | Dec. 2019 | — | 206 | 2,578 | — | — | 2,784 | 211 |
| Whirlpool | Cleveland | TN | Dec. 2019 | — | 2,230 | 20,923 | — | — | 23,153 | 1,895 |
| Whirlpool | Clyde | OH | Dec. 2019 | — | 1,641 | 20,072 | — | — | 21,713 | 1,768 |
| Whirlpool | Clyde | OH | Dec. 2019 | — | 3,559 | 17,283 | — | — | 20,842 | 1,786 |
| Whirlpool | Findlay | OH | Dec. 2019 | — | 1,344 | 22,624 | — | — | 23,968 | 1,872 |
| Whirlpool | Marion | OH | Dec. 2019 | — | 1,876 | 27,850 | — | — | 29,726 | 2,331 |
| Whirlpool | Ottawa | OH | Dec. 2019 | — | 3,155 | 19,919 | — | 10,720 | 33,794 | 1,708 |
| FedEx | Bathurst | Canada | Dec. 2019 | — | 37 | 2,119 | — | — | 2,156 | 255 |
| FedEx | Woodstock | Canada | Dec. 2019 | — | 413 | 3,707 | — | — | 4,120 | 377 |
| NSA Industries | Franklin | NH | Dec. 2019 | — | 237 | 7,968 | (3) | 6,006 | 14,208 | 740 |

**Global Net Lease, Inc.**

**Schedule III - Real Estate and Accumulated Depreciation – Part I**

**December 31, 2022**
**(dollar amounts in thousands)**

| Portfolio | City | U.S. State/ Territory or Country | Acquisition Date | Encumbrances at December 31, 2021 (1) | Initial Costs — Land | Initial Costs — Building and Improvements | Changes Subsequent to Acquisition — Land | Changes Subsequent to Acquisition — Building and Improvements | Gross Amount at December 31, 2022 (2)(3) | Accumulated Depreciation (4)(5) |
|---|---|---|---|---|---|---|---|---|---|---|
| Viavi | Santa Rosa | CA | Jan. 2020 | — | 3,209 | 4,203 | — | 1,440 | 8,852 | 503 |
| CSTK | St. Louis | MO | Feb. 2020 | — | 3,405 | 8,155 | — | — | 11,560 | 822 |
| Metal Technologies | Bloomfield | IN | Feb. 2020 | — | 167 | 1,034 | — | — | 1,201 | 103 |
| Whirlpool | Fabriano | ITA | Feb. 2020 | — | 223 | 5,271 | — | — | 5,494 | 379 |
| Whirlpool | Fabriano | ITA | Feb. 2020 | — | 2,603 | 15,067 | — | — | 17,670 | 1,185 |
| FedEx | Moncton | Canada | Mar. 2020 | — | 292 | 2,907 | — | — | 3,199 | 259 |
| Klaussner | Asheboro | NC | Mar. 2020 | — | 1,994 | 8,821 | — | — | 10,815 | 669 |
| Klaussner | Asheboro | NC | Mar. 2020 | — | 3,470 | 19,521 | — | — | 22,991 | 1,404 |
| Klaussner | Asheboro | NC | Mar. 2020 | — | 4,102 | 10,420 | — | — | 14,522 | 830 |
| Klaussner | Candor | NC | Mar. 2020 | — | 1,705 | 9,528 | — | — | 11,233 | 705 |
| Plasma | Danville | VA | May 2020 | — | 434 | 2,209 | — | — | 2,643 | 169 |
| Plasma | Des Moines | IA | May 2020 | — | 254 | 2,827 | — | — | 3,081 | 197 |
| Plasma | Erie | PA | May 2020 | — | 223 | 2,321 | — | — | 2,544 | 179 |
| Plasma | Youngstown | OH | May 2020 | — | 41 | 4,600 | — | — | 4,641 | 306 |
| Plasma | Dayton | OH | May 2020 | — | 61 | 1,796 | — | — | 1,857 | 124 |
| Plasma | North Las Vegas | NV | May 2020 | — | 707 | 3,094 | — | — | 3,801 | 215 |
| Klaussner | Asheboro | NC | Jun. 2020 | — | 2,438 | 3,025 | — | — | 5,463 | 199 |
| NSA Industries | Franklin | NH | Jun. 2020 | — | 161 | 2,857 | — | — | 3,018 | 230 |
| Johnson Controls | Las Rozas de Madrid | Spain | Sep. 2020 | — | 2,396 | 1,581 | — | — | 3,977 | 93 |
| Johnson Controls | Manchester | United Kingdom | Sep. 2020 | — | — | 9,576 | — | — | 9,576 | 578 |
| Johnson Controls | Manchester | United Kingdom | Sep. 2020 | — | — | 1,341 | — | — | 1,341 | 96 |
| Broadridge Financial Solutions | El Dorado Hills | CA | Nov. 2020 | — | 5,524 | 47,050 | — | — | 52,574 | 2,791 |
| Broadridge Financial Solutions | Kansas City | MO | Nov. 2020 | — | 5,731 | 27,736 | — | — | 33,467 | 1,606 |
| Broadridge Financial Solutions | South Windsor | CT | Nov. 2020 | — | 6,473 | 32,490 | — | — | 38,963 | 2,066 |
| Broadridge Financial Solutions | Falconer | NY | Nov. 2020 | — | 355 | 16,492 | — | — | 16,847 | 933 |
| ZF Active Safety | Findlay | OH | Dec. 2020 | — | 1,231 | 21,410 | — | — | 22,641 | 1,187 |
| Johnson Controls | Montigny-Le-Bretonneux | France | Dec. 2020 | — | 1,045 | 2,751 | — | — | 3,796 | 147 |
| FCA USA | Detroit | MI | Dec. 2020 | — | 5,125 | 95,485 | 973 | 564 | 102,147 | 5,131 |
| Momentum Manufacturing Group | Amherst | NH | Apr. 2021 | — | 498 | 5,233 | — | — | 5,731 | 261 |
| Cameron International | Pearsall | TX | Apr. 2021 | — | 298 | 6,356 | — | — | 6,654 | 348 |
| McLaren | Woking | United Kingdom | Apr. 2021 | 72,087 | 12,187 | 125,385 | — | — | 137,572 | 5,419 |
| McLaren | Woking | United Kingdom | Apr. 2021 | 50,095 | 8,629 | 50,585 | — | — | 59,214 | 2,287 |
| Trafalgar Court | St. Peter Port | Channel Islands | Sep. 2021 | — | 10,877 | 51,954 | — | — | 62,831 | 1,746 |
| Walmart Inc. | Bentonville | AR | Oct. 2021 | — | 4,358 | 33,231 | — | — | 37,589 | 1,159 |
| Pilot Point Steel | Hallettsville | TX | Oct. 2021 | — | 386 | 3,085 | — | — | 3,471 | 156 |
| Pilot Point Steel | Pilot Point | TX | Oct. 2021 | — | 854 | 7,184 | — | — | 8,038 | 284 |

**Global Net Lease, Inc.**

**Schedule III - Real Estate and Accumulated Depreciation - Part I**

**December 31, 2022**

**(dollar amounts in thousands)**

| Portfolio | City | U.S. State/Territory or Country | Acquisition Date | Encumbrances at December 31, 2021 (1) | Initial Costs Land | Initial Costs Building and Improvements | Changes Subsequent to Acquisition Land | Changes Subsequent to Acquisition Building and Improvements | Gross Amount at December 31, 2022 (2)(3) | Accumulated Depreciation (4)(5) |
|---|---|---|---|---|---|---|---|---|---|---|
| Promess Incorporated | Brighton | MI | Dec. 2021 | — | 299 | 6,170 | — | — | 6,469 | 180 |
| Promess Incorporated | Brighton | MI | Dec. 2021 | — | 278 | 1,824 | — | — | 2,102 | 60 |
| Promess Incorporated | Brighton | MI | Dec. 2021 | — | 288 | 1,758 | — | — | 2,046 | 53 |
| Thetford Corporation | Ann Arbor | MI | Dec. 2021 | — | 1,353 | 8,197 | — | — | 9,550 | 265 |
| Thetford Corporation | Dexter | MI | Dec. 2021 | — | 3,307 | 10,248 | — | — | 13,555 | 326 |
| Thetford Corporation | Mishawaka | IN | Dec. 2021 | — | 616 | 4,659 | — | — | 5,275 | 149 |
| PFB America Corporation | Blissfield | MI | Dec. 2021 | — | 219 | 2,121 | — | — | 2,340 | 69 |
| PFB America Corporation | Blissfield | MI | Dec. 2021 | — | 118 | 651 | — | — | 769 | 20 |
| PFB America Corporation | Lebanon | OH | Dec. 2021 | — | 398 | 4,718 | — | — | 5,116 | 131 |
| PFB America Corporation | Lester Prairie | MN | Dec. 2021 | — | 448 | 5,817 | — | — | 6,265 | 164 |
| Plasti-Fab Ltd | Crossfield | Canada | Dec. 2021 | — | 849 | 5,469 | — | — | 6,318 | 156 |
| Plasti-Fab Ltd | Crossfield | Canada | Dec. 2021 | — | 2,206 | 4,538 | — | — | 6,744 | 139 |
| Plasti-Fab Ltd | Kitchener | Canada | Dec. 2021 | — | 3,061 | 7,095 | — | — | 10,156 | 188 |
| Plasti-Fab Ltd | Winnipeg | Canada | Dec. 2021 | — | 1,018 | 334 | — | — | 1,352 | 12 |
| Thetford Corporation | Etten-Leur | Netherlands | Dec. 2021 | — | 3,728 | 15,140 | — | — | 18,868 | 434 |
| Executive Mailing Service | Palos Hills | IL | Apr. 2022 | — | 2,061 | 9,339 | — | — | 11,400 | 163 |
| Calendonia House | Glasgow | United Kingdom | May. 2022 | — | 1,454 | 10,867 | — | — | 12,321 | 192 |
| Momentum Manufacturing Group | Georgetown | MA | Jun. 2022 | — | 615 | 5,347 | — | — | 5,962 | 69 |
| Encumbrances allocated based on notes below | | | | 1,052,507 | | | | | | |
| | | | | $ 1,244,689 | $ 493,659 | $ 3,224,227 | 442 | $ 79,146 | $ 3,797,474 | $ 501,971 |

(1) These are stated principal amounts at spot rates for those in local currency and excludes $1.2 million of mortgage discounts and $10.4 million of deferred financing costs.

(2) Acquired intangible lease assets allocated to individual properties in the amount of $689.3 million are not reflected in the table above.

(3) The tax basis of aggregate land, buildings and improvements as of December 31, 2022 is $4.1 billion.

(4) The accumulated depreciation column excludes approximately $389.5 million of accumulated amortization associated with acquired intangible lease assets.

(5) Each of the properties has a depreciable life of: 40 years for buildings, 15 years for improvements and five years for fixtures.

(6) These properties collateralize the UK Properties - Bulk Loan of $194.3 million as of December 31, 2022.

(7) These properties collateralize the U.S. Multi-Tenant Mortgage Loan I of $162.6 million as of December 31, 2022.

(8) These properties collateralize the U.S. Multi-Tenant Mortgage Loan II of $32.8 million as of December 31, 2022.

(9) These properties collateralize the U.S. Multi-Tenant Mortgage Loan III of $98.5 million as of December 31, 2022.

(10) These properties collateralize the loan on the Finland properties of $79.2 million as of December 31, 2022.

(11) These properties collateralize the loan on the Germany properties of $55.1 million as of December 31, 2022.

(12) These properties collateralize the loan on the Luxembourg and Netherlands properties of $128.5 million as of December 31, 2022.

(13) These properties collateralize the U.S. Multi-Property Loan IV of $97.5 million as of December 31, 2022.

(14) These properties collateralize the U.S. Multi-Property Loan V of $204.0 million as of December 31, 2022.

**Schedule III - Real Estate and Accumulated Depreciation - Part II**

**December 31, 2022**
**(dollar amounts in thousands)**

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2022, 2021 and 2020:

| | December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2022** | | **2021** | | **2020** | |
| **Real estate investments, at cost:** | | | | | | |
| Balance at beginning of year | $ | 3,942,985 | $ | 3,606,969 | $ | 3,111,496 |
| Additions-Acquisitions | | 60,378 | | 468,032 | | 424,595 |
| Asset dispositions | | (65,753) | | (56,136) | | — |
| Impairment charge | | (20,276) | | (16,326) | | — |
| Currency translation adjustment | | (119,860) | | (59,554) | | 70,878 |
| Balance at end of the year | $ | 3,797,474 | $ | 3,942,985 | $ | 3,606,969 |
| | | | | | | |
| **Accumulated depreciation:** | | | | | | |
| Balance at beginning of year | $ | 431,886 | $ | 355,855 | $ | 266,722 |
| Depreciation expense | | 96,188 | | 94,083 | | 80,466 |
| Asset dispositions | | (12,491) | | (10,970) | | — |
| Currency translation adjustment | | (13,612) | | (7,082) | | 8,667 |
| Balance at end of the year | $ | 501,971 | $ | 431,886 | $ | 355,855 |

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